As filed with the Securities and Exchange Commission on October 21, 2020

Registration No. 333-249240

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Caliber Home Loans, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6199	13-6131491
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1525 S Belt Line Rd.

Coppell, TX 75019

800-401-6587

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregg Smallwood

Executive Vice President, General Counsel

Caliber Home Loans, Inc.

1525 S Belt Line Rd.

Coppell, TX 75019

800-401-6587

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey A. Chapman Peter W. Wardle Jonathan M. Whalen Gibson, Dunn & Crutcher LLP 2001 Ross Avenue, Suite 2100 Dallas, TX 75201 (214) 698-3100	David S. Bakst Jennifer J. Carlson Phyllis G. Korff Mayer Brown LLP 1221 Avenue of Americas New York, NY 10020 (212) 506-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	26,450,000	$16.00	$423,200,000	$46,172
Series A Mandatory Convertible Preferred Stock, $0.0001 par value per share(4)(5)	2,300,000	$50.00	$115,000,000	$12,547

(1)

Includes 3,450,000 shares of common stock issuable upon the exercise of the underwriters’ option to purchase additional shares, and 300,000 shares of Series A Mandatory Convertible Preferred Stock issuable upon exercise of the underwriters’ option to purchase additional shares.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)

The registrant previously paid filing fees of $21,820 in connection with a previous filing of its registration statement on Form S-1 (File No. 333-249240), which registration statement contemplated a proposed maximum offering price of $100,000,000 for the registration of shares of common stock and $100,000,000 for the registration of shares of Series A Mandatory Convertible Preferred Stock.

(4)

This registration statement also registers (i) an estimated 7,666,590 shares of our common stock that are issuable upon conversion of the Series A Mandatory Convertible Preferred Stock registered hereby at the initial maximum conversion rate of 3.3333 shares of common stock per share of Series A Mandatory Convertible Preferred Stock, based on the assumed initial public offering price of $15.00 per share of common stock, which is the midpoint of the estimated offering price range shown on the cover of the common stock prospectus which forms a part of this registration statement and (ii) an indeterminable number of shares of common stock issuable upon conversion of 2,300,000 shares of Mandatory Convertible Preferred Stock on the mandatory conversion date or an early conversion date or upon a conversion during a fundamental change conversion period on account of unpaid dividends or issuable in lieu of cash dividends. Under Rule 457(i), there is no additional filing fee payable with respect to the shares of common stock issuable upon conversion of the Series A Mandatory Convertible Preferred Stock because no additional consideration will be received in connection with the exercise of the conversion privilege. The number of shares of our common stock issuable upon such conversion will vary based on the public offering price of the common stock registered hereby.

(5)

The number of shares of our common stock issuable upon conversion of the Series A Mandatory Convertible Preferred Stock is subject to anti-dilution adjustments upon the occurrence of certain events described herein. Pursuant to Rule 416 under the Securities Act, the number of shares of our common stock to be registered includes an indeterminable number of shares of common stock that may become issuable upon conversion of the Series A Mandatory Convertible Preferred Stock as a result of such anti-dilution adjustments.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains a prospectus relating to an offering of shares of our common stock, or for purposes of this Explanatory Note, the Common Stock Prospectus, together with separate prospectus pages relating to an offering of our Series A Mandatory Convertible Preferred Stock, or for purposes of this Explanatory Note, the Mandatory Convertible Preferred Stock Prospectus. The complete Common Stock Prospectus immediately follows this Explanatory Note. Following the Common Stock Prospectus are the following alternative and additional pages for the Mandatory Convertible Preferred Stock Prospectus:

•	front and back cover pages, which will replace the front and back cover pages of the Common Stock Prospectus;

•	pages for the “Prospectus Summary—The Offering” section, which will replace the “Prospectus Summary—The Offering” section of the Common Stock Prospectus;

•

pages for the “Risk Factors—Risks Related to this Offering and Ownership of Our Mandatory Convertible Preferred Stock and Common Stock” section, which will replace the “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” section of the Common Stock Prospectus;

•	pages for the “Description of Mandatory Convertible Preferred Stock” section, which will replace the “Mandatory Convertible Preferred Stock Offering” section of the Common Stock Prospectus;

•

pages for the “Certain United States Federal Income Tax Consequences” section, which will replace the “Certain U.S. Federal Tax Considerations for Non-U.S. Holders” section of the Common Stock Prospectus; and

•	pages for the “Underwriting” section, which will replace the “Underwriting” section of the Common Stock Prospectus.

The following disclosures or references contained within the Common Stock Prospectus in all sections not referenced above will be replaced or removed in the Mandatory Convertible Preferred Stock Prospectus as follows:

•

references to “Mandatory Convertible Preferred Stock Offering” will be replaced with references to “Description of Mandatory Convertible Preferred Stock” in the Mandatory Convertible Preferred Stock Prospectus;

•

references to “this offering” contained in “Prospectus Summary” “Use of Proceeds,” “Capitalization,” “Dilution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management,” “Principal and Selling Stockholder,” “Certain Relationships and Related Party Transactions,” “Description of Capital Stock” and “Shares Eligible for Future Sale” (except under the heading “—Lock-up Agreements”) will be replaced with references to “the Concurrent Offering” in the Mandatory Convertible Preferred Stock Prospectus;

•

references to “the concurrent offering” contained in “Prospectus Summary,” “Use of Proceeds,” Capitalization,” “Dilution,” “Principal and Selling Stockholder,” and “Underwriting,” will be replaced with references to “this offering” in the Mandatory Convertible Preferred Stock Prospectus;

•

references to “common stock” or “our common stock” under the first paragraph under “Prospectus Summary,” “Prospectus Summary—Risks Associated with Our Business,” in the first paragraph under “Risk Factors,” “Legal Matters” and “Where You Can Find More Information” will be replaced with “the Mandatory Convertible Preferred Stock” in the Mandatory Convertible Preferred Stock Prospectus;

•

the disclosure under “Prospectus Summary—Mandatory Convertible Preferred Stock Offering” will be replaced in its entirety with “Concurrently with this offering, a selling stockholder is offering, by means of a separate prospectus, 23,000,000 shares of our common stock in the initial public offering of our common stock, or the Concurrent Offering. All shares of common stock proposed to be sold in the

Concurrent Offering are being offered by LSF Pickens Holdings, LLC, our sole stockholder and an affiliate of Lone Star. The selling stockholder has granted the underwriters of that offering a 30-day option to purchase up to an additional 3,450,000 shares of our common stock. We will not receive any of the proceeds from the Concurrent Offering. The closing of the offering of Mandatory Convertible Preferred Stock is conditioned upon the closing of the Concurrent Offering, but the closing of the Concurrent Offering is not conditioned upon the closing of the offering of Mandatory Convertible Preferred Stock. We cannot assure you that the Concurrent Offering will be completed or, if completed, on what terms it will be completed.” in the Mandatory Convertible Preferred Stock Prospectus;

•

references to “midpoint of the estimated public offering price range set forth on the cover page of this prospectus” will be replaced with “midpoint of the estimated public offering price range set forth on the cover page of the prospectus relating to the Concurrent Offering” in the Mandatory Convertible Preferred Stock Prospectus;

•

the first paragraph under “Use of Proceeds” will be removed from the Mandatory Convertible Preferred Stock Prospectus and the second paragraph under “Use of Proceeds” will be moved as the first paragraph under the section in the Mandatory Convertible Preferred Stock Prospectus;

•

the reference to “, if completed,” and the reference to “of that offering” will be removed from, and the reference to “the selling stockholder” will be replaced with “our sole stockholder” in, the second paragraph under the “Use of Proceeds” section in the Mandatory Convertible Preferred Stock Prospectus;

•	the second paragraph under the “Capitalization” section will be removed in the Mandatory Convertible Preferred Stock Prospectus; and

•	the “Principal and Selling Stockholder” section will be renamed the “Principal Stockholder” in the Mandatory Convertible Preferred Stock Prospectus.

All words and phrases similar to those specified above that appear throughout the Common Stock Prospectus will be revised accordingly to make appropriate references in the Mandatory Convertible Preferred Stock Prospectus.

Each of the complete Common Stock Prospectus and Mandatory Convertible Preferred Stock Prospectus will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933, as amended. The closing of the offering of common stock is not conditioned upon the closing of the offering of Series A Mandatory Convertible Preferred Stock, but the closing of the offering of Series A Mandatory Convertible Preferred Stock is conditioned upon the closing of the offering of common stock.

2

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 21, 2020

23,000,000 Shares

Caliber Home Loans, Inc.

Common Stock

This is an initial public offering of shares of common stock of Caliber Home Loans, Inc., a Delaware corporation.

The selling stockholder identified in this prospectus is offering all of the shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00 per share.

Concurrently with this offering, we are also making a public offering of 2,000,000 shares of our     % Series A Mandatory Convertible Preferred Stock, or the Mandatory Convertible Preferred Stock, pursuant to a separate prospectus and not by means of this prospectus. We have granted the underwriters of that offering an option to purchase up to an additional 300,000 shares of the Mandatory Convertible Preferred Stock. We cannot assure you that the offering of Mandatory Convertible Preferred Stock will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the offering of Mandatory Convertible Preferred Stock, but the closing of our offering of Mandatory Convertible Preferred Stock is conditioned upon the closing of this offering.

After completion of this offering, the selling stockholder will beneficially own approximately 80.7% of the outstanding shares of our common stock. As a result, we will be a “controlled company” under the corporate governance listing standards of the New York Stock Exchange, or the NYSE, following the completion of this offering. See “Management—Controlled Company Exemption.”

We have applied to list our common stock on the NYSE under the symbol “HOMS.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 25 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The selling stockholder has granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional 3,450,000 shares of our common stock at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2020.

Credit Suisse	Goldman Sachs & Co. LLC	Barclays

BofA Securities	Citigroup	UBS Investment Bank	Wells Fargo Securities

Deutsche Bank Securities	Keefe, Bruyette & Woods A Stifel Company	Drexel Hamilton
Loop Capital Markets	R. Seelaus & Co., LLC	Tigress Financial Partners

Prospectus dated     , 2020.

A Letter from Sanjiv Das CEO of Caliber Home Loans I believe in the American Dream. I left my native country of India more than 30 years ago to embark upon a journey that brought me to the United States. I knew that this country afforded opportunities to those who hoped for a more prosperous life. I began my career in financial services, and I bought a house as soon as I could afford one. Owning a home gave me a strong sense of belonging, a foundation upon which to build my life, and a feeling of optimism about my future. Now as an American and as the CEO of Caliber Home Loans, I’m committed to helping others achieve their dreams of homeownership. This mission is personal to me. Owning a home is a transformational experience. Home is a sanctuary. It’s a place to raise children, where families gather and friendships develop. It’s a launching pad for building wealth and nurturing future generations. Increasingly, our homes are also our offices and workplaces. For most families buying a home is the largest, most important and complex financial decision they will make. As leaders in the purchase loans market, we know that first-time home buyers don’t just want to push buttons on an app on their phone, they want personal advice from trusted loan consultants within their community. Caliber offers them a high-touch local presence, supported by our world-class technology platform. Our relationships with our customers begin the moment they express interest in purchasing a home, but we also stay with them throughout their ownership journey. Our loan consultants live in the same communities as their customers. They serve together on Parent Teacher Association boards and in the armed forces. Our loan consultants help their customers get into the right home and stay there, offering advice and highly tailored refinancing solutions. We don’t just measure our success by how many home loans we provide, but also by the positive impact we have on our customers and communities.

We set out to build a different type of mortgage company, one that creates real and lasting value for our customers, shareholders, and stakeholders. We provide an outstanding customer experience, exercise disciplined financial management, and have delivered sustainable and significant returns while growing the Caliber franchise. We remain committed to generating substantial shareholder value by concentrating our efforts on maintaining our strength in purchase mortgages and focusing our efforts on improving efficiency and profitability. Our team is among the most experienced in the industry, successfully managing through various economic cycles while at some of the world’s top financial institutions. Our experience together has taught us how to manage risk and grow profitably in any environment. We have grown through a remarkable collaboration with our dedicated employees, valued customers, and wide range of partners. I would like to thank all of them for their trust, commitment, and loyalty. If you’re reading this letter, chances are that you’re doing so under your own roof. Like millions of Americans, perhaps you’re reevaluating your living and workspace. Maybe you’re thinking about enhancing your home office, buying a new place, or refinancing your existing mortgage. We’d be happy to help you with the process. I remember the exhilaration of holding the keys to my house for the first time. At Caliber Home Loans, we want to help our customers achieve that same feeling. To our new shareholders, welcome home. In Caliber, you have a partner who is deeply committed to our mission: helping customers achieve their dreams of homeownership by acting as a trusted partner along the way. Here is my commitment to you: We will serve our customers, work to generate value for our shareholders, improve the communities in which we live and operate, support and respect each other, and strive for excellence in all that we do. Thank you for being a part of our journey. Sanjiv Das

CALIBER HOME LOANS

We make the dream of homeownership a reality.

#2

Largest independent mortgage originator by purchase volume since 2016

39%

Origination volume CAGR from 2013 through 2019

550k+

Servicing customers

74%

Refinance retention rate for first six months of 2020

45%

Return on equity for first six months of 2020

$275mm

Net income for first six months of 2020

#2 39% Largest independent mortgage originator by purchase volume since 2016 Origination volume CAGR from 2013 through 2019 550k+ 74% Servicing customers Refinance retention rate for first six months of 2020 45% $275mm Return on equity for first six months of 2020 Net income for first six months of 2020

We have not, and the underwriters and the selling stockholder have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus authorized by us. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters and the selling stockholder are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

GENERAL INFORMATION

Basis of Presentation

Unless otherwise indicated or the context otherwise requires, references in this prospectus to (i) the “Issuer” refers to Caliber Home Loans, Inc., a Delaware corporation, (ii) the “Company,” “we,” “us,” “our” and “Caliber” refer to the Issuer and its consolidated subsidiaries, (iii) “LSF Pickens” and the “selling stockholder” refer to LSF Pickens Holdings, LLC, the sole stockholder of the Issuer prior to the consummation of our initial public offering and the principal stockholder of the Issuer after the consummation of our initial public offering, (iv) “Lone Star” or the “Sponsor” refers to Lone Star Fund V (U.S.), L.P., Lone Star Fund VI (U.S.), L.P., and certain of their affiliates and (v) “Hudson” refers to Hudson Advisors L.P., and certain of its affiliates.

Unless as otherwise indicated, all market and operational data and measures are presented as of June 30, 2020.

All financial information presented in this prospectus is derived from our combined financial statements included elsewhere in this prospectus. All financial information presented in this prospectus has been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States of America, or GAAP, except for the non-GAAP measures described further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Market and Industry Data

Certain market and industry data included in this prospectus have been obtained from third-party sources, including, among others, Inside Mortgage Finance, or IMF, Mortgage Bankers Association, or MBA, National Association of Realtors, or NAR, and J.D. Power and Associates, that we believe to be reliable. We have not compensated any third-party sources for the market and industry data included in this prospectus. Market estimates are calculated by using independent industry publications, government publications, reports by market research firms and third-party forecasts in conjunction with our assumptions about our markets. Some data are also based on our good faith estimates, which are derived from our review of internal surveys and from the independent sources listed above. We believe these estimates to be reasonable based on the information available to us as of the date of this prospectus. However, we have not independently verified such third-party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus. We do not make any representations as to the accuracy of such market and industry data.

Trademarks

We own or have the rights to use various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks discussed in the section entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited and unaudited financial statements and the related notes thereto, each included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

Business Overview

We are a proven leader in the U.S. mortgage market with a uniquely diversified, customer-centric, purchase-focused platform. We deliberately focus on the purchase market and are the second largest independent mortgage originator based on purchase volume since 2016, according to IMF. Guided by analytics and data, we have leveraged our robust platform to build impressive scale across our highly complementary channels. As a result, for the year ended December 31, 2019, we are the only player with a top 10 market position across all three channels tracked by IMF – retail, wholesale, and correspondent.

We were formed in 2013 when Lone Star combined separate origination and servicing investments to create a full-service mortgage platform, with an emphasis on the purchase market. Our high-touch Local Strategy has always been at the heart of what we do backed by our high-tech proprietary systems that help us efficiently meet the needs of our constituents. We believe this approach has earned us a reputation with realtors and brokers nationwide as a trusted partner that executes complex transactions and delivers certainty of closing quickly and reliably.

Leveraging our established Local Strategy and strength in the purchase market, we embarked on a journey four years ago to build out our Direct Strategy. Our Direct Strategy sits at the intersection of our strong position in purchase and our ongoing servicing relationships, driving new customer acquisitions and refinance opportunities. We choose to retain servicing on the vast majority of the mortgages we originate in order to meet the ongoing housing needs of our more than half a million customers and growing.

Our track-record of success in originating and servicing mortgages is supported by robust capabilities, spanning operations, technology, analytics, capital markets and risk management. These capabilities have enabled us to drive outsized growth and attractive financial results. Our origination volume has increased at a 39% compound annual growth rate, or CAGR, since 2013 to $61 billion for the year ended December 31, 2019, versus a 3% CAGR of the overall mortgage market. Our steady growth and market leadership has led to net income of $275 million and a return on equity of 45% for the six months ended June 30, 2020.

Go to Market Strategies

In the $2.2 trillion annual mortgage origination market as of December 31, 2019, there are two primary types of mortgage transactions: home purchase loans and refinance loans. Purchase loans generally represent the majority of mortgages. Purchasing a home is one of the most significant financial investments that most Americans will make in their lives. In order to navigate the personal and emotional process of purchasing a home, customers expect a trusted relationship and guidance throughout the process as well as confidence and certainty that their loan will close on time. Throughout the course of their homeownership journey, many look to their current lender first when there is an opportunity to refinance their loan. Refinance loans can also be transactional and are more dependent on pricing, and for some customers can be effectively delivered directly through a centralized, digitally-enabled capability.

With this in mind, our go to market approach has two interconnected strategies: Local and Direct. Our Local Strategy, which includes our retail and wholesale channels, drives our purchase focus. Our Direct Strategy, which includes our direct-to-consumer, or DTC, and correspondent channels as well as our servicing platform, principally drives refinance activity and is an important component of our future growth. We execute our strategies and operate our channels in a fully-integrated manner allowing us to deftly deploy resources as opportunities evolve to deliver attractive and stable growth and risk-adjusted returns.

Our goal is to win in the purchase market every single day. Through our Local Strategy, we have become a preeminent purchase mortgage platform. Our strategic decision to focus on purchase loans stems from three critical aspects:

•  Purchase loans are a source of stable growth – home purchases are geared to the fundamentals of household formation and are less susceptible to economic cycles. Purchase mortgages generally represent a higher share of the mortgage market, comprising approximately 54% of overall mortgage market origination volume on average since 1990 according to MBA. Purchase mortgage originations have grown in each of the last eight years. This underlying predictability brings stability to our platform, making our business less dependent on rate-driven refinance cycles.

•  The scale of our local presence is difficult to replicate – we have a national footprint and we win at the local level, leveraging our brand and economies of scale. We believe the Caliber brand is stellar among our referral partners, including realtors and homebuilders, who have come to trust that we will deliver a predictable, timely and efficient mortgage process for the customers they introduce to us.

•  Purchase loans start lifetime relationships with our customers – when we provide our customers with a best-in-class home purchase experience and maintain connectivity through servicing, we build long-lasting and loyal relationships throughout their entire homeownership journey.

Mortgage Industry Historical Originations – Purchase and Refinance Volumes

Source:	MBA.

Our retail channel employs loan consultants across 46 states and 341 retail locations, including satellites. These loan consultants spend their time in their local communities at the point of sale building and deepening relationships with realtors, home builders and other referral sources. These referral relationships are integral to our success in the purchase mortgage market, as two-thirds of buyers typically rely on referrals when choosing a mortgage lender, according to a study conducted by STRATMOR Group in 2020. In addition, 92% of buyers aged 22 to 39 purchase a home through a real estate agent or broker, according to the 2020 NAR Home Buyer and Generational Trends survey.

Caliber loan consultants utilize our state-of-the-art platform with integrated technologies from loan origination through fulfillment to focus on driving loans to close. Loan consultants have dedicated local operational resources. In many cases, a loan consultant and processor sit next to each other, facilitating quick communications and a brisk operational tempo. This allows us to effectively solve complex purchase transactions.

We drive further scale through our local network by partnering with wholesale brokers. We have built a highly profitable and scaled wholesale platform, making us one of the top three largest wholesale originators for the year ended December 31, 2019, according to IMF. Local loan brokers are able to leverage the full strength of our platform and reputation to offer their customers the best-in-class Caliber home purchase experience. We have also built a rapidly growing direct-to-broker, or DTB, centralized platform to expand our wholesale channel in markets where we do not currently have a local presence. Our DTB platform is highly scalable and efficient, leveraging the same centralized technology infrastructure (our proprietary H2O system) and data and analytics framework developed for our DTC channel.

Our Direct Strategy sits at the intersection of our strong position in purchase and our ongoing servicing relationships with customers. We built our highly efficient and scalable DTC channel, and invested in predictive machine-learning based analytics, in order to optimize our customer lifetime value by providing customers with various financing options across their different life stages. Our DTC channel provides us with a cost-efficient method to refinance our existing customers. We also utilize our DTC platform to attract new customer acquisitions through advanced marketing techniques. Additionally, we opportunistically acquire high-quality customers via our correspondent channel, which we consider a valuable resource for generating future originations. Approximately 44% of our DTC volume was sourced from our correspondent channel for the year ended December 31, 2019.

We believe we are one of the few purchase-focused mortgage originators who retain customer relationships through ongoing servicing. By retaining mortgage servicing rights, we accumulate a wealth of information about the future financing needs of our more than half a million servicing customers. This allows us to maintain ongoing connectivity with our customers, which optimally positions us to serve their future home financing needs. Retaining mortgage servicing rights provides a significant competitive advantage to our loan consultants. Our ability to keep customers under the Caliber roof and notify our loan consultants of potential customer purchase and refinancing opportunities allows them to maintain and enhance their previously established relationships. The longer a loan consultant stays with Caliber, the larger their referral business continues to grow, serving as an effective loan consultant retention tool. In addition to the strategic benefits, our servicing portfolio generates attractive and predictable cash flows and enhances the value of our origination business. We operate an efficient servicing platform and our average per-loan servicing cost for the year ended December 31, 2019, was 28% below the industry average, according to the MBA Annual Performance Report 2020. We have taken a disciplined approach to managing our servicing portfolio through careful monitoring of relative size compared to our origination volume, allowing us to efficiently grow our platform while minimizing risk through utilizing a deliberate mortgage servicing right, or MSR, hedging strategy.

By providing our customers’ next purchase or refinance transaction, we generate attractive incremental cash margins, while extending the life of our servicing cash flows. The roll-out of our Direct Strategy has vaulted our customer refinancing retention rates to industry-leading levels. Refinancing retention rates for our retail and DTC operations have increased from 51% for the three months ended December 31, 2018 to 74% for the six months ended June 30, 2020 compared to the industry average of 18% for the three months ended June 30, 2020. In addition to our strength in refinancing retention, we are also an industry leader in repeat purchase transactions and our local retail operations have consistently generated repeat purchases between 50% and 55% for the periods ended December 31, 2018, December 31, 2019 and six months ended June 30, 2020.

Source: Black Knight Mortgage Monitor.

(1)

Defined as total unpaid principal balance, or UPB, of our customers that originate a mortgage with us divided by total UPB of the customers that paid off their existing mortgage and originated a new mortgage in the same period. Repeat purchase includes Retail owned loans and refinance retention includes Retail owned loans and DTC originated loans. Both metrics exclude customers to whom we did not actively market to for business reasons.

(2)	Industry refinance retention as of June 30, 2020.

Our sophisticated analytics and predictive models drive customer insights, targeted marketing strategies and retention efforts across our channels. We leverage industry performance and wallet share data to identify and hire loan consultants and brokers who are most likely to succeed at Caliber.

Transformative Technology and Investment in Platform

Technology is at the center of everything we do, driving superior customer service, efficiencies, and regulatory compliance seamlessly from loan origination through servicing. We believe that our technology is what enables our high-touch approach to be efficient. This understanding led us to build H2O, our bespoke loan origination system, inspired by the actual people who use it – customers, loan consultants, processors, underwriters and funding support staff. H2O is a web-based, workflow-oriented solution that handles the entire loan application process, from application to funding, with robust mobile functionality, giving our customers and employees a nimble and powerful system at their fingertips.

Our loan origination system is highly scalable and built on a modern technology stack, which can flexibly be deployed across the entire business and has supported our origination volume increasing approximately five-fold over the five years ended December 31, 2019. Our technology allows us to maintain the integrity of calculations, services and data, through a micro-service enabled API layer and a single unified database.

Our servicing system is integrated with H2O and provides a quick and seamless process for on-boarding our loans from origination to servicing. This connectivity also helps us provide a seamless process for retention. We have a highly efficient workflow-driven servicing ecosystem which directs tasks and work to the right person at the right time in the process. Through automation, including Robotics Process Automation, we have been able to achieve efficiencies in our servicing operations and better serve our customers.

We have made significant investments in our CRM platform to support loan originations through lead identification, prioritization, and marketing, as well as in our servicing system for superior customer retention.

Track Record of Successful Growth

Our retail presence was built through disciplined organic growth and a “buy and bolt-on” strategy which successfully expanded our footprint into new markets and gave us the critical mass in our large retail franchise. Our acquisition history includes Cobalt Mortgage in 2014, which significantly increased our presence in the Pacific Northwest. In 2016, we acquired First Priority Financial, a regional residential mortgage lender with locations and originators in California, Oregon, Washington, Idaho and Iowa to expand our base of operation in the Western states. We continued to build our presence in California and the Northwest when we acquired strategic locations from Banc Home Loans in 2017. We have a track record of seamlessly integrating these and other acquisitions, which collectively resulted in $8.3 billion in retail originations in 2019, representing 39% of our total originations in that channel.

Our growth strategy will continue to include a combination of organic investments, focused loan consultant recruiting and retention, and opportunistic M&A. Furthermore, we have incubated and scaled initiatives, such as our DTC channel where we dedicated incremental focus and resources starting in 2016 and have grown to more than $3 billion in originations for the six months ended June 30, 2020.

As a result, our origination volume has grown at an 18% CAGR since 2017, ascending from a new entrant in 2013 to the only originator in the top 10 in all three channels tracked by IMF – retail, wholesale, and correspondent. We have been able to realize this origination growth while staying focused on profitability, achieving 22 straight quarters of positive operating contribution through the second quarter of 2020. During the period from December 31, 2017 to June 30, 2020, our total indebtedness increased from $3.6 billion to $6.4 billion. For additional discussion on risks regarding our outstanding indebtedness please refer to “Risk Factors—Risks Related to Our Business—Our substantial indebtedness may limit our financial and operating activities and our ability to incur additional debt to fund future needs.”

Our Brand and Market Position

We have built our reputation as a trusted partner among our referral network at the local level, and we believe our brand has become synonymous with consistently delivering certainty, speed and transparency in purchase transactions. While we are a nationwide player, we compete for purchase loans in local markets, where our reputation of closing on time with buyers, realtors, homebuilders and title agents is critical. As a result, our share of home purchases is significantly higher than some of the largest banks in many markets. Our origination stakeholders have come to appreciate and rely on our “high-touch, high-tech” approach to customer service, resulting in our Net Promoter Score of 97 for our retail loan consultants for the three months ended June 30, 2020. Our servicing staff is driven by the mission of home ownership. On average, our servicing staff leadership team has been with Caliber for more than 10 years and champions our gold standard customer service, which is a critical driver to retaining existing and attracting new customers.

Our Risk Management Framework

We built our robust risk management framework based on three types of controls: managing credit controls, operational and regulatory controls, and independent audit oversight. Our regulatory compliance function and full-time, in-house legal department serve as dedicated resources to strengthen our risk management framework. Our experienced management team sets the tone from the top. As a result, our emphasis on risk management is deeply embedded in every aspect of our organization and core to the fabric of our culture, spanning loan underwriting, capital markets execution, MSR hedging, compliance, financing and liquidity management.

Market Opportunity

The Residential Mortgage Market is Very Large and Growing

The U.S. residential mortgage market is one of the largest markets in the world with approximately $10.9 trillion of debt outstanding as of June 30, 2020 according to the MBA. During 2019, there were $2.2 trillion of mortgages originated in the United States. The purchase mortgage market generated $1.3 trillion of annual originations in 2019 and grew at a 5.5% CAGR from 2017 through the year ended December 31, 2019. Purchase originations are expected to maintain approximately $1.5 trillion through 2021 according to Fannie Mae’s Housing Forecast. The refinance market generated between $0.5 and $0.9 trillion in annual originations for the three year period ended December 31, 2019 and is expected to reach $2.4 trillion in 2020 according to Fannie Mae’s Housing Forecast.

U.S. Mortgage Originations

Source:	MBA, Fannie Mae.
Note:	Historical period based on MBA data. Forecast period based on Fannie Mae Housing Forecast (September 2020).

Purchase Mortgage Market is Stable

Purchase transactions typically make up the largest portion of the market, demonstrating secular growth and greater stability year-over-year. Home prices, as a key driver of purchase volumes, have steadily increased at 4% per year on average over the last 10 years according to the U.S. Census Bureau. According to the MBA, purchase originations have made up on average 62% of total residential mortgage originations since 2016. Purchase originations are expected to comprise 58% of origination volume in 2021 according to Fannie Mae’s Economic Forecast. Since 2010, purchase originations have grown by a 10% CAGR and declined in only one out of ten years, and now represent an approximately $1.3 trillion market as of December 31, 2019. Refinance originations represent an attractive market opportunity albeit with greater variability than purchase originations.

Secular Tailwinds Supporting Housing Growth

Population Demographics Driving Purchase Market Growth

More young people are buying homes. The younger demographic is driving increased homeownership rates in the U.S. According to the U.S. Census Bureau, homeownership rates for individuals who are less than 35 years old have increased 6.5% in the four year period ended June 30, 2020. Millennials in particular now account for 73% of first-time home purchases according to the 2020 NAR Home Buyer and Generational Trends survey. Furthermore, we believe trends in remote working, telecommuting and suburban / urban rebalancing will make homeownership ever more important and support the purchase mortgage market.

Low Rate Environment Boosts Attractiveness of Home Purchase vs. Renting

According to the Federal Reserve, the target level for the federal funds rate is expected to remain below 0.25% through 2022. With a lower rate environment, consumers are able to take out lower cost purchase loans increasing housing affordability. Despite the COVID-19 pandemic, purchase loan applications for June and July

2020 were up 17% and 22%, respectively, compared to the same periods in 2019. Caliber’s retail purchase loan applications for June and July 2020 were up 57% and 62%, respectively, compared to the same periods in 2019.

Higher Refinance Volumes in Low Interest Rate Environments

Lower interest rates tend to increase refinance volumes as consumers look to lower their borrowing costs. In a period with higher refinance volumes, platforms with the infrastructure to support these higher volumes can benefit from these elevated levels of originations without having to build out additional infrastructure. In these periods, scalable platforms are able to further differentiate as they can seamlessly handle the increased volumes. According to the Fannie Mae forecast, refinance volumes are expected to total $1.1 trillion in 2021, which is significantly above recent historical periods.

Realtors Continue to Play a Central Role in the Purchase Transactions, Especially for Millennials

While the majority of consumers have increasingly started their home search online, they continue to prefer to use a realtor when purchasing a home relative to digital or other online sources. According to the 2020 NAR Home Buyer and Generational Trends survey, buyers aged 22 to 39 represent the largest portion of first-time home purchasers. In addition, 92% of all buyers within that age range purchase homes through a real estate agent or broker. Buyers rely on realtors to help them understand the important and sometimes complex process of purchasing a home, with 90% of home buyers responding that they were ‘very satisfied’ with their realtor’s knowledge of the purchase process and 90% responding that they would likely use a realtor again or recommend using a realtor to others.

Strengths of the Business

Proven Customer-focused Local Playbook Designed to Dominate Purchase Loans

We believe our scaled local presence and customer-centric, tech-enabled platform provide a significant barrier to entry for new entrants. Our platform prioritizes purchase loan excellence which continues to be ingrained in our culture to ensure we deliver certainty to our customers. We built and aligned our operations and infrastructure to support our strong purchase originators. Our platform enables strong growth in purchase volume for our loan consultants and is a robust value proposition in attracting and retaining top loan consultant talent. As a result, approximately 42% of loan consultants who joined Caliber between 2017 and 2019 experienced at least an approximately 30% increase in purchase production in their first year and approximately two-thirds of those who have left since 2016 experienced a production decline in the following year. Even when expanding our footprint, we focus on recruiting loan consultants and brokers onto our platform based largely on their history of purchase success borne from durable referral relationships.

Diversified Channel Mix with Scaled Servicing

We have expanded our business model to operate at scale in the mortgage market across our Local (retail and wholesale) and Direct (DTC and correspondent) Strategies allowing us to allocate capital among our channels dynamically and optimally in the face of changing market environment.

Our platform affords us the agility to scale up and down depending on market conditions across all channels, without incurring significant additional overhead cost. As a result, we have been able to grow our overall originations from $40 billion in 2016 to $61 billion for the year ended December 31, 2019. This agility is also fundamental to our ability to deliver positive operating contribution in each of the last 22 quarters. Based on IMF we are the only mortgage company in the top 10 across retail, wholesale and correspondent originations, and have been the only such company since 2017.

DTC allows us to take advantage of higher refinance volumes and increases the lifetime value of all our customers. This complements the underlying stability of our purchase franchise while offering customers a range of financing options throughout their homeownership journey at a low marginal cost to us.

Our scaled servicing book serves as an attractive pipeline for DTC retention: our refinance retention rate of 74% for the six months ended June 30, 2020, combined with our servicing portfolio of $134 billion of UPB as of June 30, 2020, provides a strong pipeline for future retention opportunities. We are able to monitor and enrich our understanding of our servicing customers to feed our sophisticated propensity to refinance models and route these leads to the loan consultant with the credentials and expertise to handle each transaction.

We Have a Customer-centric Culture

We have a customer-first approach that is focused on building and retaining customer relationships. Everything we do is based on the belief that our customers come first. We begin to prove this commitment by helping customers buy a home, recognizing the importance of this achievement. Throughout their homeownership journey, we make sure we are providing them the best financing options available as well as exploring every alternative to keep customers in their home even during times of financial stress. We maintain that focus on our customers by providing top-tier service and closely monitoring our customer needs. Through it all, we help our customers buy and stay in the home of their dreams. Each year, we help over 150,000 customers buy their home and maintain connections with over half a million customers through our servicing platform.

We Leverage our Technology to Provide Customers and Partners with a Best-in-class Experience

We utilize our proprietary technology platform to enable digitized fulfillment operations, drive margin improvement, and provide customers and partners with a best-in-class experience. We have streamlined processes and increased automation, which provides loan consultants access to customer information and marketing opportunities real-time, while also granting them the ability to further focus on customer engagement, relationship building and expanding their network.

We believe we have amongst the most efficient retail fulfillment capabilities in the industry. Monthly retail loans per fulfillment employee at Caliber were 7.2 in 2019, 41% higher than the industry average, according to MBA. Our technology investments in digitization and automation will continue to drive margin expansion across the fulfillment process.

We have a highly interactive online servicing portal and mobile application, with 62% of our servicing customers connecting with us digitally. We pair this with best-in-class CRM technology to ensure we are able to proactively reach our customers when better financing alternatives are available to them. We are able to leverage these interactions to deliver valuable opportunities to customers at low-cost while providing us with attractive risk-adjusted returns.

Sophisticated Management Team Sourced from the World’s Leading Financial Companies

To achieve our goals of growth and profitability, we began enhancing our executive management team in 2016 with members that previously held leadership roles at some of the largest mortgage businesses nationwide, including nationally regulated banks. We believe our executive management team has unparalleled leadership experience and expertise across every aspect of the mortgage business, including origination, servicing, technology, capital markets, fixed income and risk management spanning a variety of market environments.

Our executive management team’s experience at global organizations prepared us to run an interconnected, multi-channel originator and servicer. Our executive management team is uniquely qualified to navigate the complexities inherent in the cash flow, liquidity, balance sheet, risk and operational intricacies of our business model while delivering the highest possible risk-adjusted returns. Over the last few years, the Caliber executive management team has consistently executed on their vision to build what they see as a best-in-class mortgage company.

We Have a Culture of Risk Management

We built our robust risk management framework based on three levels of controls: managing credit controls, operational and regulatory controls, and independent audit oversight. Regulatory compliance functions and our full-time, in-house legal department serve as dedicated resources to strengthen our risk management framework.

Our experienced management team sets the tone from the top. Our emphasis on risk management is deeply embedded in every aspect of our organization and core to the fabric of our culture, spanning loan underwriting, capital markets execution, MSR hedging, compliance, financing and liquidity management. Our management of operational and credit risk results in high-quality production with lower delinquency. Even in the midst of the COVID-19 pandemic our 90+ day delinquency rate on our originated loan population was 3.7% as of August 31, 2020, which is below the industry average of 4.6% for the same period, according to the MBA. As of August 31, 2020, our loans in forbearance totaled 5.1%, which is below the current industry average of 7.2% according to Black Knight Mortgage Monitor. Our executive management team focuses intently on liquidity management and MSR hedging, allowing us to protect our franchise earnings comprehensively. We believe our superior capital markets and risk management practices differentiate us from most of our independent mortgage competitors in four fundamental ways: an all-in lower cost of capital, lower absolute leverage levels, longer-dated funding facilities and operational and financial hedging of our servicing assets.

Attractive Financial Model with High Risk-adjusted Returns

Our financial model is a proven generator of attractive gain on sale margins, returns and stable growth. Our strong gain on sale margins is paired with steady servicing cash flows. Our steady growth and market leadership has led to a cumulative net income since the beginning of 2016 through the second quarter of 2020 of $669 million and a net income of $275 million and a return on equity of 45% for the six months ended June 30, 2020.

Growth Strategies

Direct Strategy Continues to Focus on Retaining Existing Servicing Customer Relationships

Our DTC channel has exhibited strong growth with an 87% originations CAGR over the four years ended December 31, 2019. We continue to focus on this strategy by pursuing refinance opportunities through our existing servicing relationships. Our current servicing portfolio of over half a million customers allows us to offer additional financing opportunities along our customer’s homeownership journey. We expect our technology investments in automation as well as our continued improvements in predictive modeling to drive incremental volume through our DTC channel. Our growth in DTC has contributed to our ability to efficiently retain our customers more than 70% of the time when they choose to refinance.

Provide Incremental Growth for our Direct Strategy by Focusing on New Customer Acquisition in our DTC and Correspondent Channels

In our DTC channel, we are focused on acquiring new customers through targeted marketing campaigns and digital leads. Through the use of data analytics, we are able to identify high value marketing opportunities for new customer acquisitions. We continue to grow new customer acquisitions in DTC, with DTC originations increasing 223% year-over-year for the six months ended June 30, 2020. We will prudently grow correspondent originations in the markets where the unit economics are attractive and where we see higher potential for future refinancing opportunities. Our correspondent channel provides us with opportunistic customer acquisitions that have the potential to drive future refinance volumes through our DTC channel.

Expand our Reach in the Local Strategy with Continued Investment in Direct-to-Broker within the Wholesale Channel

The wholesale market has had the fastest growing originations in the mortgage industry, growing at a CAGR of 18% over the four years ended December 31, 2019, according to IMF. This increase has largely been driven by the introduction of technology and digitization to independent mortgage brokers. Recognizing the power of our centralized platform and integrated technology, we invested in the development of our DTB platform to capitalize on this trend. While we believe our existing platform will allow us to continue our momentum in wholesale, DTB will accelerate growth of our wholesale channel by tapping into the fastest growing segment of the market – small to mid-sized brokers – and by allowing us to enter new geographies. Our DTB technology is an extension of our proprietary H2O system, allowing us to provide the same seamless and state-of-the-art experience that our wholesale brokers, customers and loan consultants enjoy.

Continuing our Investment in Centralized Operations to Improve our End-to-end Loan Fulfillment Processes

Our investments to date in process efficiencies and automation have allowed us to drive down our cost per loan by providing incremental operating leverage in our business. Our enhanced centralized operations specifically provides increased scale and cost efficiency for both DTC and wholesale. Our investment focuses on artificial intelligence, machine learning and advanced analytics to digitize and automate the ingestion of borrower information and create specific recommendations to improve the loan fulfillment process.

Build Upon our Local Strategy Continuing to Organically Recruit Industry-leading Loan Consultants

In our retail channel, our primary focus is recruiting new loan consultants that have demonstrated purchase production and relationships with builders, realtors and other referral sources. To enable continued growth to our Local Strategy, we leverage industry performance and wallet share data to identify and hire loan consultants and attract brokers who are most likely to succeed with Caliber. We provide them with a strong platform so they can grow their production and deliver for their referral partners. We rely on the loan consultants to build relationships with the referral partners and our role is to deliver on their commitment and close the purchase on time and provide the customer with a remarkable experience.

Focused M&A Strategy

We have historically successfully pursued M&A as a means to enhance our franchise and drive further growth. Our inorganic growth strategy prioritizes strengthening relationships in our existing markets and expanding our footprint by attracting high quality loan consultants. Since 2014, we have made six acquisitions that have contributed to our growth and ability to achieve economies of scale across a national footprint. We have a track record of seamlessly integrating these platforms including loan consultants and their existing referral relationships, which has resulted in $8.3 billion in retail channel originations in 2019, representing 39% of our total originations in that channel. We plan to continue to be active acquirers whenever quality opportunities arise at reasonable valuations to further enhance our platform.

Recent Developments

COVID-19 Pandemic

Business Operations and Liquidity

We continue to closely monitor the impact of the COVID-19 pandemic on our business. Our origination volume is impacted by broader residential real estate market conditions and the general economy. Housing affordability, availability and general economic conditions influence the demand for our products. Housing affordability and availability are impacted by mortgage interest rates, availability of funds to finance purchases, availability of alternative investment products and relative relationship of supply and demand. General economic conditions are impacted by unemployment rates, changes in real wages, inflation, consumer confidence and the overall economic environment and, since March 2020, have been significantly impacted by the COVID-19 pandemic.

As part of the federal response to the COVID-19 pandemic, the CARES Act was adopted. The CARES Act mandates that all mortgagors with federally-backed mortgages be allowed mortgage forbearance for up to 12 months in two-180 day forbearance periods. The 90+ day delinquency rate on our Agency and GNMA servicing portfolio was 0.5% as of February 28, 2020, and increased to 3.6% as of September 30, 2020. The increased delinquency rate may require us to make advances of principal, interest, property taxes, insurance, and other expenses to protect investor’s interests in the properties securing the loans. The increased advances, lower servicing fee revenue, and increased servicing costs related to our increase in delinquencies may impact our cash position. The servicing fee revenue that is collected under our servicing agreements is generally earned upon collections of payments from borrowers or investors. While we do not collect servicing fee revenue for loans in forbearance during the CARES Act forbearance period, we do collect servicing fee revenue on prepayments on loans serviced.

As of September 30, 2020, approximately 4.2% of the loans in our Agency and GNMA servicing portfolio had elected the forbearance option compared to the industry average of 6.8%, as reported by the MBA. Of the 4.2% of the loans in our Agency and GNMA servicing portfolio that had elected forbearance as of September 30, 2020, approximately 10.9% remained current on their September payments. Our executive management team focuses intently on liquidity management and MSR hedging, allowing us to protect our franchise earnings comprehensively. We believe our superior capital markets and risk management practices differentiate us from most of our independent mortgage competitors in four fundamental ways: an all-in lower cost of capital, lower absolute leverage levels, longer-dated funding facilities and operational and financial hedging of our servicing assets.

Remote Work and Employee Safety

Prior to the COVID-19 pandemic, we had a distributed workforce and, accordingly, some of our employees leveraged a work-from-home model. In March, we transitioned to a remote working environment for 98% of our team members. We plan to offer a flexible model that blends both in-office and remote work when it is safe for our employees to return to the office, and we expect that more of our team members will continue to work remotely going forward. To date, we have not reopened any of our offices. However, when we do reopen our offices, we expect to put into place safety measures and protocols to protect employees and prevent the risk of infection.

Increased Liquidity

Subsequent to June 30, 2020, we entered into a new servicing advance facility, which provides for aggregate commitments of $250.0 million. As of September 30, 2020, we had $20.5 million in borrowings outstanding under our new servicing advance facility. See “—Liquidity and Capital Resources” for further information regarding our funding facilities. The extent to which the COVID-19 pandemic affects our business, financial condition, and results of operations will ultimately depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic. See “Risk Factors—The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could materially and adversely impact our origination of mortgages, our servicing operations, our liquidity and our employees.”

Dividend Payments to Lone Star

On September 30, 2020, we paid a $150 million dividend to Lone Star and on October 20, 2020, we paid an additional $150 million dividend to Lone Star. See “Capitalization.”

Preliminary Estimated Results as of and for the Three and Nine Months Ended September 30, 2020

Our origination funded volume was $21.0 billion for the quarter ended September 30, 2020, an increase of approximately 15% from our origination funded volume of $18.3 billion for the quarter ended June 30, 2020. We also grew our Agency and GNMA servicing portfolio by 1.1% to $136.0 billion of UPB as of September 30, 2020, from $134.4 billion of UPB as of June 30, 2020.

For the third quarter of 2020, based on preliminary results, we expect to report net income between $258.4 million and $271.6 million and return on equity, or ROE, between 73% and 76%, the midpoint of these ranges representing an approximately $116.5 million increase in net income and 29% increase in ROE from the second quarter of 2020. We believe the increases in net income for the third quarter of 2020 compared to the second quarter of 2020 were driven primarily by higher loan originations and higher margins. During the third quarter of 2020, we saw favorable market conditions lead to strong demand and origination volume. We do not know how long these favorable market conditions will continue going forward. There is no assurance that these results are indicative of our results in any future period.

Over the same time period, we expect to report Adjusted Net Income between $229.1 million and $240.9 million and annualized Adjusted ROE between 65% and 68%. For information on how we use these non-GAAP measures and a reconciliation to their most comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in addition to the reconciliation tables provided below.

The estimated results and ranges of results as of and for the three and nine months ended September 30, 2020 that are provided above and in the tables below are preliminary and may change. We have yet to complete our normal review procedures for the three and nine months ended September 30, 2020 and, as such, our final results for this period may differ from the preliminary estimated results. Any such changes could be material. The preliminary estimated results should not be viewed as a substitute for full interim financial information prepared in accordance with GAAP. The preliminary estimated results are not necessarily indicative of the results to be achieved for the remainder of 2020 or any future period. Ernst & Young LLP has not audited, reviewed, compiled or performed any procedures with respect to the estimated results. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Set forth below are our preliminary estimated results and our actual results as of and for the three months and the nine months ended September 30, 2020 and 2019, respectively:

	As of September 30,
	2020		2019
(in thousands)	Low	High	(Actual)
Cash and cash equivalents (1)	$481,650	$506,350	$93,556
MSR financing facilities, net	770,250	809,750	925,732
Total stockholder’s equity (1)	1,472,102	1,485,352	1,041,109

(1)	Reflects the $150.0 million dividend we paid to Lone Star on September 30, 2020, but does not reflect the impact of the $150.0 million dividend we paid to Lone Star on October 20, 2020.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(in thousands)	(Actual)		(Actual)
Funded volume	$21,037,088	$19,945,539	$57,037,596	$38,234,783

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020		2019	2020		2019
(in thousands)	Low	High	(Actual)	Low	High	(Actual)
Net Income (Loss)	$258,375	$271,625	$39,918	$533,672	$546,922	$(19,464)
Adjusted Net Income	229,125	240,875	$75,805	$521,350	$533,100	$137,190
ROE (1)	73%	76%	16%	56%	57%	(2)%
Adjusted ROE (2)	65%	68%	30%	54%	55%	17%

(1)	For the three months ended September 30, 2020 and September 30, 2019 and the nine months ended September 30, 2020 and September 30, 2019, ROE is shown on an annualized basis.
(2)	For the three months ended September 30, 2020 and September 30, 2019 and the nine months ended September 30, 2020 and September 30, 2019, Adjusted ROE is shown on an annualized basis.

The following table reconciles Adjusted Net Income and Adjusted ROE to Net Income (Loss) and ROE, the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020		2019	2020		2019
	Low	High	(Actual)	Low	High	(Actual)
Net Income (Loss)	$258,375	$271,625	$39,918	$533,672	$546,922	$(19,464)
Reversing MSRs valuation assumption change, net of hedge (1)	(39,000)	(41,000)	47,894	(16,517)	(18,517)	205,206
Tax effect of reversing MSRs fair value, net of hedge (2)	9,750	10,250	(12,007)	4,195	4,695	(48,552)
Adjusted Net Income	229,125	240,875	75,805	521,350	533,100	137,190
Average Equity (3)	1,417,915	1,424,540	1,020,657	1,278,689	1,285,314	1,047,868
ROE (4)	73%	76%	16%	56%	57%	(2)%
Adjusted ROE (5)	65%	68%	30%	54%	55%	17%

(1)

This adjustment is calculated by reversing MSRs fair value changes caused by changes in valuation inputs or assumptions, net of MSRs hedge. MSR fair value changes due to valuation inputs and assumptions are measured using a stochastic discounted cash flow model that includes assumptions such as prepayment speeds, delinquencies, discount rates, and effects of changes in market interest rates (refer to Note 2, Significant Accounting Policies and Note 6, Mortgage Servicing Rights to our audited annual combined financial statements included elsewhere in this prospectus). The change in the value of the MSR hedge is measured based on third party market values and cash settlements (refer to Note 17, Fair Value Measurements to our audited annual combined financial statements included elsewhere in this prospectus). This adjustment does not include change in fair value of MSRs due to realization of cash flows, which remains in adjusted net income. Realization of cash flows occur when cash is collected as customers make scheduled payments, partial prepayments of principal, or pay their mortgage in full.

(2)	This adjustment is calculated using the effective tax rate for each period presented.
(3)	Average equity is calculated based on the average of the beginning and ending period balance of total stockholder’s equity.
(4)

ROE is calculated by dividing net income for the period annualized, by the average stockholder’s equity. This measure allows management, investors and our board of directors to evaluate the profitability of the business in relation to equity and how well we generate income from the equity available.

(5)

Adjusted ROE is calculated by dividing adjusted net income for the period annualized, by the average stockholder’s equity. This measure allows management, investors and our board of directors to evaluate the profitability of the business in relation to equity and how well we generate income from the equity available.

Reorganization

Prior to October 19, 2020, all of our outstanding equity interests were held directly by LSF6 Service Operations, LLC, or LSF6 Service Operations, a wholly-owned subsidiary of LSF6 Mid-Servicer Holdings, LLC, or LSF6 Mid-Servicer. LSF6 Mid-Servicer is a wholly-owned subsidiary of LSF Pickens, an affiliate of Lone Star. On October 19, 2020, we, LSF6 Service Operations, LSF6 Mid-Servicer and LSF Pickens underwent a restructuring transaction in order to remove LSF6 Service Operations from the Caliber structure and to subsequently combine LSF6 Mid Servicer with Caliber.

In order to effect the restructuring transaction, the following steps were taken in the order set forth below:

•	LSF6 Service Operations filed an election with the Internal Revenue Service to be classified as an entity that is disregarded as separate from its owner for U.S. federal income tax purposes;

•	LSF6 Service Operations distributed all of the outstanding equity interests of Caliber to LSF6 Mid-Servicer;

•	LSF6 Mid-Servicer distributed all of the outstanding equity interests of LSF6 Service Operations to LSF Pickens;

•	LSF Pickens distributed all of the outstanding equity interests of LSF6 Service Operations to an entity affiliated with Lone Star; and

•

LSF6 Mid-Servicer merged with and into Caliber, with Caliber as the surviving entity, and LSF Pickens received an aggregate of 119,172,000 shares of our common stock, representing 100% of our outstanding shares prior to this offering.

Following the distribution described in the second bullet above, LSF6 Service Operations does not hold any assets related to Caliber’s business.

Following the completion of the foregoing restructuring transactions, on October 20, 2020, we paid a cash dividend of $150 million to LSF Pickens.

Upon the completion of this offering, Lone Star will own approximately 80.7% of our outstanding common stock, or approximately 77.8% if the underwriters exercise their option to purchase additional shares in full, and assuming completion of the concurrent offering and the application of proceeds therefrom to repurchase shares of common stock from Lone Star, Lone Star will own approximately 79.6% of our outstanding common stock (or approximately 79.4% if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full). See "Dilution" and "Principal and Selling Stockholder." The diagram below depicts our organizational structure immediately following this offering, assuming no exercise of the underwriters’ option to purchase additional shares. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

Note:

Percentage ownership in the diagram above assumes completion of this offering and the concurrent offering and the application of proceeds therefrom to repurchase shares of common stock from Lone Star, but no exercise of the underwriters’ respective options to purchase additional shares in either offering.

Our Sponsor

Lone Star is part of a group of private equity funds organized and advised by Lone Star Global Acquisition, Ltd. Lone Star Global Acquisitions, Ltd. is a leading private equity firm that, since the establishment of its first fund in 1995, has organized 20 private equity funds with aggregate capital commitments totaling over $85.0 billion. The funds are structured as closed-end, private-equity limited partnerships, the limited partners of which include corporate and public pension funds, sovereign wealth funds, university endowments, foundations, funds of funds and high net worth individuals. Immediately prior to this offering, Lone Star owned all of our outstanding common stock, and will continue to own more than 50% of our outstanding common stock immediately following consummation of this offering, as described in greater detail above. Therefore, we expect to be a “controlled company” under the applicable stock exchange corporate governance standards and will take advantage of the related corporate governance exceptions for controlled companies. See “Management—Controlled Company Exemption.”

Transactions with Lone Star

From time to time, we have entered into various transactions and agreements with Lone Star. Certain mortgage loans originated by us that generally do not meet the requirements of agency, government, or private label non-agency prime jumbo guidelines are sold by us to Lone Star. We retained the MSRs on the mortgage loans we sold to Lone Star prior to March 5, 2019. Lone Star subsequently securitizes the loans it purchases from us and other unaffiliated third parties under Lone Star’s COLT securitization program, or the COLT Securitizations, and we currently serve as the servicer for certain of the loans that Lone Star has securitized under the COLT Securitizations.

In addition to mortgage loans that it securitizes under the COLT Securitizations, Lone Star securitizes certain mortgage loans under its VOLT securitization program, or the VOLT Securitizations. The VOLT Securitizations are comprised of reperforming mortgage loans, or RPLs, non-performing mortgage loans, or NPLs, and real estate owned properties, or REOs, that Lone Star has acquired from third-party originators other than us.

Certain Lone Star entities own all intellectual property and other rights with respect to the VOLT, COLT, and associated names and such entities anticipate continuing to issue securitizations under both the COLT and VOLT monikers following this offering. We have no intellectual property or other rights with respect to the VOLT, COLT, and associated names.

In addition to the servicing agreements entered into for the COLT and VOLT securitizations, we have entered into a series of agreements with Lone Star pursuant to which we have agreed to follow certain servicing guidelines provided by Lone Star with respect to loans owned by Lone Star (as such guidelines may be updated by Lone Star from time to time), provide reporting and analysis on Lone Star assets and agree to certain servicing protocols in connection with acquisitions of mortgage loans by Lone Star for which we act as servicer.

We have also entered into one or more service agreements with Hudson Homes Management LLC, or HHM, a subsidiary of Hudson, and Lone Star to assist HHM in reporting and remittance requirements for the Lone Star securitizations and to provide HHM with certain administrative services.

Furthermore, LSF6 Mid-Servicer Holdings, LLC, or LSF6 Mid-Servicer, the indirect owner of Caliber prior to the restructuring transaction described under “—Reorganization,” and Hudson, or the Manager, a related party of Lone Star, are parties to an Asset Advisory Agreement, as amended, pursuant to which the Manager provides certain asset management services with respect to LSF6 Mid-Servicer, its subsidiaries (including Caliber), and certain of their respective assets. We expect to terminate the Asset Advisory Agreement in connection with the consummation of the offering.

See the section entitled “Certain Relationships and Related Party Transactions” for more information regarding the agreements and transactions with Lone Star.

Mandatory Convertible Preferred Stock Offering

Concurrently with this offering, we are offering, by means of a separate prospectus, 2,000,000 shares of the             % Series A Mandatory Convertible Preferred Stock, or the Mandatory Convertible Preferred Stock, and up to an additional 300,000 shares of the Mandatory Convertible Preferred Stock that the underwriters in the Mandatory Convertible Preferred Stock offering, or the concurrent offering, have the option to purchase from us, exercisable within 30 days from the date of the prospectus for the concurrent offering. We estimate that the net proceeds to us from the sale of shares of the Mandatory Convertible Preferred Stock in the concurrent offering, if completed, will be approximately $95.2 million (or approximately $109.7 million if the underwriters in the concurrent offering exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting estimated expenses and underwriting discounts. We intend to use the estimated proceeds from the concurrent offering of $96.5 million (or $111.0 million if the underwriters in the concurrent offering exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting only underwriting discounts, to repurchase shares of our common stock from the selling stockholder in a private transaction at a price per share of common stock equal to the initial public offering price per share in this offering less a discount percentage equal to the underwriting discount percentage paid to the underwriters in the concurrent offering (which we estimate to be $14.475 based on the midpoint of the estimated public offering price range set forth on the cover page to this prospectus). The closing of this offering is not conditioned upon the closing of the concurrent offering, but the closing of the concurrent offering is conditioned upon the closing of this offering, and there can be no assurance that the concurrent offering will be completed on the terms described herein or at all. For additional information, see “Mandatory Convertible Preferred Stock Offering.”

Risks Associated with Our Business

Investing in our common stock involves significant risks. You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 25 of this prospectus before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face.

•	the unique challenges posed to our business by the COVID-19 pandemic and the impact of the pandemic on our origination of mortgages, our servicing operations, our liquidity and our employees;

•	changes in Ginnie Mae, Fannie Mae and Freddie Mac or the federal and state government agencies on which our business is dependent;

•	our dependence on macroeconomic and U.S. residential real estate market conditions;

•	changes in prevailing interest rates or U.S. monetary policies that affect interest rates;

•	our ability to sell loans in the secondary market to investors and to Freddie Mac and Fannie Mae and to securitize our loans into MBS through these GSEs and Ginnie Mae;

•

our reliance on our warehouse lines of credit, servicing advance facilities and mortgage servicing rights and MSR facilities to fund mortgage originations, make required servicing advances and otherwise operate our business;

•	disruptions in the secondary home loan market, including the MBS market, or changes in the markets in which we operate;

•	the success of our hedging strategies in mitigating risks associated with changes in interest rates;

•	technology disruptions or failures, including a failure in our operational or security systems or infrastructure;

•	cyberattacks and other data and security breaches;

•	our ability to comply with complex and continuously changing laws and regulations applicable to our business, and to avoid potentially severe sanctions for non-compliance;

•	our ability to maintain or grow our servicing business;

•	intense competition in the markets we serve;

•	failure to accurately predict the demand or growth of new financial products and services that we are developing; and

•	our relationship with Lone Star and its significant ownership of our common stock.

Corporate Information

We were incorporated under the laws of the state of Delaware, in 1963. Our principal executive offices are located at 1525 S Belt Line Rd. Coppell, Texas 75019 and our telephone number is 800-401-6587. Our website address is www.caliberhomeloans.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

THE OFFERING

Issuer	Caliber Home Loans, Inc.

Selling stockholder	LSF Pickens Holdings, LLC

Common stock offered by the selling stockholder	23,000,000 shares

Option to purchase additional shares from the selling stockholder	3,450,000 shares

Common stock outstanding	119,172,000 shares

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholder in this offering. See “Use of Proceeds,” “Principal and Selling Stockholder” and “Underwriting.”

We estimate that the net proceeds to us from the concurrent offering of the Mandatory Convertible Preferred Stock, if completed, will be approximately $95.2 million (or approximately $109.7 million if the underwriters of that offering exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting estimated underwriting discounts and estimated offering expenses. We intend to use the estimated proceeds from the concurrent offering of $96.5 million (or $111.0 million if the underwriters in the concurrent offering exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting only underwriting discounts, to repurchase shares of our common stock from the selling stockholder in a private transaction.

Principal stockholder	Upon completion of this offering, LSF Pickens will control a majority of our outstanding common stock. Accordingly, we expect to qualify as a “controlled company” within the meaning of NYSE corporate governance standards. See “Management—Controlled Company Exemption.”

Dividend policy	We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. If we issue any Mandatory Convertible Preferred Stock, no dividends may be declared or paid on our common stock unless accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods. See “Dividend Policy.”

Risk factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 25, together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Symbol	“HOMS.”

Concurrent mandatory convertible preferred stock offering	Concurrently with this offering of common stock, we are making a public offering, by means of a separate prospectus, of 2,000,000 shares of the Mandatory Convertible Preferred Stock, and we have granted the underwriters of that offering a 30-day option to purchase up to an additional 300,000 shares of the Mandatory Convertible Preferred Stock.

We cannot assure you that the concurrent offering will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the concurrent offering, but the closing of the concurrent offering is conditioned upon the closing of this offering. See “Mandatory Convertible Preferred Stock Offering” for a summary of the terms of the Mandatory Convertible Preferred Stock and a further description of the concurrent offering.

The number of shares of our common stock outstanding immediately after this offering as set forth above is based on 119,172,000 shares of common stock outstanding following the restructuring transactions completed on October 19, 2020 and excludes:

•

2,300,000 shares reserved for issuance under our 2020 Stock Incentive Plan (of which 1,716,671 restricted stock units will be granted immediately prior to the effectiveness of this registration statement (based on an initial offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)); and

•

up to 6,666,667 shares of our common stock (or up to 7,666,667 shares if the underwriters in the concurrent offering exercise their option to purchase additional shares in full) issuable upon conversion of the Mandatory Convertible Preferred Stock being offered in our concurrent offering, in each case assuming mandatory conversion based on an applicable market value of our common stock equal to the assumed initial public offering price of $15.00 per share of common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) subject to anti-dilution, make-whole and other adjustments or any shares of our common stock that may be issued in payment of a dividend, fundamental change dividend make-whole amount or accumulated dividend amount.

Unless we indicate otherwise, all information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to 3,450,000 additional shares from the selling stockholder and (ii) an initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL COMBINED FINANCIAL INFORMATION

The following tables set forth, for the periods and dates indicated, certain summary historical and unaudited combined financial information. The accompanying historical financial information of the Company is derived from the audited and unaudited financial statements for the periods presented, included elsewhere in this prospectus.

The summary combined financial data as of December 31, 2019 and 2018 and for each of the three fiscal years in the period ended December 31, 2019 have been derived from our audited combined financial statements included elsewhere in this prospectus. The summary combined interim financial data presented below as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. You should read the information set forth below together with “Capitalization,” “Selected Historical Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the related notes thereto included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
($ in thousands)	2020	2019	2019	2018	2017
Combined Statement of Operations Data:
Revenues
Gain on sale, net	$1,094,064	$411,041	$1,093,233	$725,802	$840,486
Fee income	98,344	59,817	164,734	133,583	139,158
Servicing fees, net	255,511	246,186	490,073	485,514	479,499
Change in fair value of mortgage servicing rights	(320,108)	(295,242)	(565,640)	(110,086)	(246,859)
Other income	6,807	5,653	12,377	4,266	3,185

Total revenues	1,134,618	427,455	1,194,777	1,239,079	1,215,469
Operating expenses
Compensation and benefits	586,846	355,743	836,688	729,937	804,001
Occupancy and equipment	23,609	23,980	46,894	57,585	54,262
General and administrative	156,601	107,442	258,031	211,916	219,594
Depreciation and amortization	15,200	16,699	31,921	29,763	20,639

Total operating expenses	782,256	503,864	1,173,534	1,029,201	1,098,496
Income (Loss) from operations	352,362	(76,409)	21,243	209,878	116,973
Other income (expense)
Interest income	101,233	80,125	207,452	148,772	109,862
Interest expense	(87,932)	(82,489)	(199,944)	(173,949)	(145,318)
Loss on extinguishment of debt	—	—	(519)	(8,454)	—

Other (expense), net	13,301	(2,364)	6,989	(33,631)	(35,456)

Net income (loss) before taxes	365,663	(78,773)	28,232	176,247	81,517
Income tax benefit (expense)	(90,366)	19,391	(6,605)	(47,208)	18,517

Net income (loss)	$275,297	$(59,382)	$21,627	$129,039	$100,034
Other Comprehensive income (loss)	—	—	—	—	—

Comprehensive income (loss)	$275,297	$(59,382)	$21,627	$129,039	$100,034

	As of June 30,		As of December 31,
($ in thousands)	2020	2019	2019	2018	2017
Combined Balance Sheet Data:
Assets
Cash and cash equivalents	$382,643	$110,148	$90,739	$113,704	$111,148
Restricted cash	27,644	38,961	49,200	31,644	25,292
Servicing advances, net	90,508	89,245	119,630	231,377	238,113
Mortgage loans held for sale, at fair value	5,924,855	3,823,202	6,639,122	2,615,102	2,902,248
Mortgage servicing rights, at fair value	1,333,986	1,500,752	1,743,570	1,744,687	1,296,750
Property and equipment, net	67,572	73,580	67,352	85,747	76,753
Loans eligible for repurchase from GNMA	251,473	267,330	194,554	418,102	314,737
Prepaid expenses and other assets	668,521	473,291	374,947	281,830	188,859

Total assets	$8,747,202	$6,376,509	$9,279,114	$5,522,193	$5,153,900

Liabilities and stockholder’s equity
Accounts payable and accrued expenses	$310,647	$182,929	$234,038	$157,506	$175,897
Servicer advance facilities, net	34,473	10,404	46,060	83,297	100,938
Warehouse credit facilities, net	5,482,121	3,599,954	6,316,133	2,443,255	2,692,678
Secured term loan, net	—	—	—	—	760,618
MSR financing facilities, net	851,118	969,116	1,071,224	1,083,288	—
Liability for loans eligible for repurchase from GNMA	251,473	267,330	194,554	418,102	314,737
Other liabilities	453,643	346,572	331,829	282,117	193,102

Total liabilities	$7,383,475	$5,376,305	$8,193,838	$4,467,565	$4,237,970

Additional paid-in capital	659,507	652,290	656,353	647,332	637,673
Retained earnings (deficit)	704,220	347,914	428,923	407,296	278,257

Total stockholder’s equity	1,363,727	1,000,204	1,085,276	1,054,628	915,930

Total liabilities and stockholder’s equity	$8,747,202	$6,376,509	$9,279,114	$5,522,193	$5,153,900

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could materially and adversely impact our origination of mortgages, our servicing operations, our liquidity and our employees.

The COVID-19 pandemic has had, and continues to have, a significant impact on the national economy and the communities in which we operate. In response to the pandemic, federal, state and local governments enacted emergency measures to combat the spread of the virus. These measures, which include implementation of shelter-in-place orders, travel bans, self-imposed quarantine periods and social distancing, caused material disruption to many industries and businesses, resulting in an economic slowdown. While the pandemic’s effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, we expect that the pandemic, and government responses thereto, will affect core aspects of our business, including the origination of mortgages, our servicing operations, our liquidity, and our employees. Such effects, if they continue for a prolonged period, may have a material adverse effect on our business and results of operation.

For example, increases in the national unemployment rate as a result of the COVID-19 pandemic and government responses thereto created financial hardship for many of our existing customers. As part of the federal response to the COVID-19 pandemic, the CARES Act was adopted, imposing several new compliance obligations on our mortgage servicing activities, including, but not limited to, mandatory forbearance offerings, altered credit reporting obligations, and moratoriums on foreclosure actions and late fee assessments. Specifically, the CARES Act allows borrowers with federally-backed mortgages to request a mortgage forbearance for up to 12 months in two-180 day forbearance periods without having to prove an inability to pay their loans as a result of financial hardship due to COVID-19. While the borrower is not required to make a payment during the CARES Act forbearance period, servicers of mortgage loans are generally contractually bound to advance monthly payments to investors, insurers and taxing authorities when the borrower fails to make a payment. While Fannie Mae and Freddie Mac recently issued guidance limiting the number of principal and interest payments a servicer must advance when a loan is in forbearance to four monthly payments, we may not be able to recover any advanced monthly payments at the end of the forbearance period on our Freddie Mac portfolio if the related loan is not or cannot be modified to bring any forborne payments current, or if the related borrower has experienced a loss of employment or a reduction of income and is unable to resume making their pre-pandemic mortgage payment at the end of the forbearance period. Even if we are ultimately able to recover the advanced payment, any delay in such recovery will require us to incur additional costs with respect to such advanced payments. We are also required to advance funds in respect of required payments of property taxes and insurance premiums for the related loans for the entirety of the forbearance period.

Additionally, we earn servicing fees under our servicing agreements only based on actual collections and thus do not earn servicing fees on loans in forbearance during the CARES Act forbearance period. We also are prohibited during the CARES Act forbearance period from collecting additional interest and certain servicing related fees, such as late fees from the borrower, and initiating foreclosure proceedings. We have so far successfully utilized prepayments and mortgage payoffs from other customers within our loan-servicing portfolios to fund principal and interest advances relating to forborne loans within such portfolios, and have only been required to make immaterial payments relating to the advancement of principal or interest associated with forbearances within a limited number of our loan-servicing portfolios. However, there is no assurance that we will not be required to advance material payments in the coming months. For example, if interest rates rise from their current levels, the volume of prepayments and mortgage payoffs is likely to decline, reducing the cash available within a given loan-servicing portfolio to fund our advancement obligations. Moreover, we will have to replace such funds we have used in respect of such prepayments and mortgage payoffs if the forborne payments are not ultimately made. We also will not be able to use amounts in respect of prepayments and mortgage payoffs to advance funds in respect of required payments of property taxes and insurance premiums for the related loans. As a result, we may have to use our cash or borrowings under our debt agreements to make the payments required under our servicing operation, and we may not have sufficient cash or capacity under our facilities to cover those payments. Moreover, we may be unable to recover any payments so advanced.

Some states, such as California, New York, Massachusetts, and Oregon, have enacted laws giving borrowers statutory rights to forbearance on loans secured by residences in those states during the pendency of the COVID-19 pandemic, which apply at least to private residential mortgage loans that are not federally-backed loans. Other states have pending legislation or local ordinances that may impact our servicing business. The enacted legislation and any such pending or future proposed legislation that is passed could negatively impact the performance of our loan and servicing portfolios in the applicable states. In addition, if Congress implements changes to or a replacement for the CARES Act, any such changes or new legislation could also negatively impact our servicing business.

Although much of the regulatory actions stemming from COVID-19 are related to servicing, regulators are also adjusting compliance obligations that impact our mortgage origination activities. In connection with the implementation of shelter-in-place orders, many states have temporarily lifted restrictions on remote mortgage loan origination activities. While these temporary measures allow us to originate loans remotely, they impose notice, procedural, and other compliance obligations on our origination activity. In addition, the shelter-in-place orders have caused us to temporarily close local retail offices, requiring our employees to work from home, and have slowed our business operations that depend on third parties such as appraisers, closing agents and others for loan-related verifications. The COVID-19 pandemic initially caused a significant decrease in home sales. COVID-19-related supply chain interruptions also affected the availability of home construction materials, which in turn affected the housing supply and demand for mortgage originations. While we believe that the volume of real estate transactions has been returning to pre-pandemic levels, future growth is uncertain and we cannot predict the ongoing impact of the COVID-19 pandemic. If the COVID-19 pandemic leads to a prolonged economic downturn with sustained high unemployment rates, we anticipate that real estate transactions may begin to decrease again. Any such slowdown may materially decrease the number and volume of mortgages we originate and have a detrimental impact on our business.

In addition to our servicing business and mortgage origination activities, our liquidity may be also affected by the COVID-19 pandemic. As described above, the CARES Act mandates that all mortgagors with federally-backed mortgages be allowed mortgage forbearance for up to 12 months in two-180 day forbearance periods. Mortgage loan servicers are expected to advance such unpaid amounts, which may result in increased financial pressure on servicers as mortgage delinquency rates are expected to continue to increase. The suspension of collection of mortgage payments and moratoriums on foreclosure may require us to make more advances than would be typical, thus increasing our expenses, while collecting less in the way of payments on performing loans and foreclosures, thus decreasing our income. Future servicing advances will be driven by the number of borrower delinquencies, including those resulting from payment forbearance; the amount of time borrowers remain delinquent; and the level of successful resolution of delinquent payments, all of which will be impacted by the pace at which the economy recovers from the COVID-19 pandemic. As a result, it is possible that we will not have the available liquidity to make any required principal and interest advances and servicing advances. See the risk factors entitled, “We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.” and “Our business relies on debt financing from our warehouse lines of credit, servicing advance facilities and MSR facilities to fund mortgage originations, make required servicing advances and otherwise operate our business. If one or more of such facilities expire or are terminated, we may be unable to find replacement financing on commercially favorable terms, or at all, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.” Any increase in debt that we take on has the potential to increase our exposure to insolvency.

We fund substantially all of the mortgage loans we close through borrowings under our loan funding facilities. Given the broad impact of COVID-19 on the financial markets, our future ability to borrow money to fund our current and future loan production is unknown. Our mortgage origination liquidity could also be affected as our lenders reassess their exposure to the mortgage origination industry and either curtail access to uncommitted mortgage warehouse financing capacity or impose higher costs to access such capacity. Our liquidity may be further constrained as there may be less demand by investors to acquire our mortgage loans in the secondary market. Even if such demand exists, we face a substantially higher repurchase risk as a result of the COVID-19 pandemic stemming from our customers’ inability to repay the underlying loans. In addition, the CARES Act permitted employers to defer the payment of certain payroll taxes. We are required to pay half of such deferred taxes by the end of 2021 and the balance by the end of 2022. While we are currently accruing for such deferral, there can be no assurance that we will be able to satisfy such payments when required.

We also expect that the COVID-19 pandemic is likely to affect the productivity of our team members. Prior to the COVID-19 pandemic, we had a distributed workforce and, accordingly, some of our employees leveraged a work-from-home model. However, in March, we transitioned to a remote working environment for 98% of our team members. Over time a remote working environment is likely to impede our ability to undertake new business projects, foster a creative environment, maintain a cohesive team dynamic among our employees, encourage productivity, hire and train new team members and retain existing team members. While we plan to offer a flexible model that blends both in-office and remote work when it is safe for our employees to return to the office, we expect that more of our team members will continue to work remotely going forward. We believe that such a flexible model will be required to retain employees and stay competitive in our hiring practices. Furthermore, although we have not reopened any of our offices to date, when we do reopen our offices, there can be no assurance that the safety measures and protocols we put in place to protect employees will prevent the risk of infection, which may give rise to litigation in the event such measures or protocols are not effectively implemented.

Impacts of the COVID-19 pandemic may also increase or accelerate the risks inherent in many or all of the risk factors described below, and could materially and adversely affect our business, financial condition and results of operations.

Our business is highly dependent on Ginnie Mae, Fannie Mae and Freddie Mac and certain federal and state government agencies, and any changes in these entities or their current roles could materially and adversely affect our business, liquidity, financial position and/or results of operations.

We originate loans eligible for securitization or sale to Fannie Mae and Freddie Mac, government insured or guaranteed loans such as FHA or VA Loans, and other loans eligible for Ginnie Mae securities issuance. We also service loans on behalf of Fannie Mae and Freddie Mac, including loans we sell to them, as well as loans that have been delivered into securitization programs sponsored by Fannie Mae, Freddie Mac or Ginnie Mae in connection with the issuance of Agency-guaranteed MBS. These entities establish the base servicing fee to compensate us for servicing loans as well as the assessment of fines and penalties that may be imposed upon us for failing to meet servicing standards.

In 2008, FHFA placed Fannie Mae and Freddie Mac into conservatorship and, as their conservator, FHFA controls and directs their operations. There is significant uncertainty regarding the future of the GSEs, including with respect to how long they will continue to be in existence, the extent of their roles in the market and what forms they will have, and whether they will be government agencies, government-sponsored agencies or private for-profit entities. Since they have been placed into conservatorship, many legislative and administrative plans for GSE reform have been put forth, but all have been met with resistance from various constituencies.

The Trump administration has made reforming Fannie Mae and Freddie Mac, including their relationship with the federal government, a priority. In September 2019, the U.S. Department of the Treasury released a proposal for reform, and, in October 2019, FHFA released a strategic plan regarding the conservatorships, which included a scorecard under which preparing for exiting conservatorship is a key objective. Among other things, the Treasury recommendations include recapitalizing the GSEs, increasing private-sector competition with the GSEs, replacing GSE statutory affordable housing goals, changing mortgage underwriting requirements for GSE guarantees, revising the Consumer Financial Protection Bureau’s, or CFPB, qualified mortgage regulations, and continuing to support the market for 30-year fixed-rate mortgages. See the risk factor entitled, “The CFPB continues to be active in its monitoring of the loan origination and servicing sectors, and its recently issued rules increase our regulatory compliance burden and associated costs.” Some of Treasury’s recommendations would require administrative action whereas others would require legislative action. It is uncertain whether these recommendations will be enacted. If these recommendations are enacted, the future roles of Fannie Mae and Freddie Mac could be reduced (perhaps significantly) and the nature of their guarantee obligations could be considerably limited relative to historical measurements.

More recently, on May 20, 2020, FHFA announced that it is seeking comments on a notice of proposed rulemaking that would establish a new regulatory capital framework for the GSEs. On July 14, 2020, the Financial Stability Oversight Council, or FSOC, announced that it was initiating an activities-based review of the secondary market, including the GSEs. Section 111 of the Dodd-Frank Act established the Council in order to identify risks to U.S. financial stability that could arise from the material financial distress or failure, or ongoing activities, of large, interconnected bank holding companies or nonbank financial companies; promote market discipline; and respond to emerging threats to the stability of the U.S. financial system. The Dodd-Frank Act designed the FSOC to facilitate a holistic, integrated approach among various federal agencies to manage the potential material risk of nonbank financial companies. In this regard, the voting members of the Council are the Secretary of the Treasury, who serves as Chairperson of the Council; the Chairman of the Board of Governors of the Federal Reserve System; the Comptroller of the Currency; the Director of the CFPB; the Chairman of the SEC; the Chairperson of the Federal Deposit Insurance Corporation; the Chairman of the Commodity Futures Trading Commission; the Director of the Federal Housing Finance Agency; the Chairman of the National Credit Union Board; and an independent member appointed by the President, with the advice and consent of the Senate, having insurance expertise. Following the FSOC disclosure, the Director of the FHFA, who also is a voting member of FSOC, applauded the activities-based review, noting that Fannie Mae and Freddie Mac must be well capitalized in order to support the mortgage market during a stressed environment.

In addition, various other proposals to generally reform the U.S. housing finance market have been offered by members of the U.S. Congress, and certain of these proposals seek to significantly reduce or eliminate over time the role of the GSEs in purchasing and guaranteeing mortgage loans. Any such proposals, if enacted, may have broad adverse implications for the MBS market and our business. It is possible that the adoption of any such proposals might lead to higher fees being charged by the GSEs or lower prices on our sales of mortgage loans to them.

The extent and timing of any regulatory reform regarding the GSEs and the U.S. housing finance market, as well as any effect on our business operations and financial results, are uncertain. It is not yet possible to determine whether such proposals will be enacted and, if so, when, what form any final legislation or policies might take or how proposals, legislation or policies may impact the MBS market and our business, operations and financial condition. Our inability to make the necessary changes to respond to these changing market conditions or loss of our approved seller/servicer status with the Agencies would have a material adverse effect on our mortgage lending operations and our financial condition, results of operations and cash flows. As of June 30, 2020, Fannie Mae and Freddie Mac accounted for 57% of our sold mortgage originations and 58% of our servicing portfolio, while Ginnie Mae accounted for 38% of our sold mortgage originations and 33% of our servicing portfolio. If those Agencies cease to exist, wind down, or otherwise significantly change their business operations or if we lost approvals with those Agencies or our relationships with those Agencies are otherwise adversely affected, our ability to profitably sell loans we originate and service would be affected and our profitability, business, financial condition and results of operations would be adversely affected.

Our loan origination and servicing revenues are highly dependent on macroeconomic and U.S. residential real estate market conditions.

Our success depends largely on the health of the U.S. residential real estate industry, which is seasonal, cyclical, and affected by changes in general economic conditions beyond our control. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, the pace of home price appreciation or lack thereof, changes in household debt levels, and increased unemployment or stagnant or declining wages affect our customers’ income and thus their ability and willingness to make loan payments. National or global events including, but not limited to, the COVID-19 pandemic, affect all such macroeconomic conditions. Weak or a significant deterioration in economic conditions reduces the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified potential borrowers to take out loans. As a result, such economic factors affect loan origination volume.

Additional macroeconomic factors including, but not limited to, rising government debt levels, the withdrawal or augmentation of government interventions into the financial markets, changing U.S. consumer spending patterns, changing expectations for inflation and deflation, and weak credit markets may create low consumer confidence in the U.S. economy or the U.S. residential real estate industry or result in increased volatility in the United States and worldwide financial markets and economy. Excessive home building or historically high foreclosure rates resulting in an oversupply of housing in a particular area may also increase the amount of losses incurred on defaulted mortgage loans, or may limit our ability to make additional loans in those affected areas. The economic impact of these events could also adversely affect the credit quality of some of our loans and investments and the properties underlying our interests.

Recently, financial markets have experienced significant volatility as a result of the effects of the COVID-19 pandemic. Many state and local jurisdictions have enacted measures requiring closure of businesses and other economically restrictive efforts to combat the COVID-19 pandemic. Unemployment levels have increased significantly and may remain at elevated levels or continue to rise. There may be a significant increase in the rate and number of mortgage payment delinquencies, and house sales, home prices, and multifamily fundamentals may be adversely affected, leading to an overall material adverse decrease on our mortgage origination activities. For more information, see the risk factor entitled, “The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could materially and adversely impact our origination of mortgages, our servicing operations, our liquidity and our employees.”

Furthermore, several state and local governments in the United States are experiencing, and may continue to experience, budgetary strain, which will be exacerbated by the impact of COVID-19. One or more states or significant local governments could default on their debt or seek relief from their debt under the U.S. bankruptcy code or by agreement with their creditors. Any or all of the circumstances described above may lead to further volatility in or disruption of the credit markets at any time and adversely affect our financial condition.

Any uncertainty or deterioration in market conditions or prolonged economic slowdown or recession that leads to a decrease in loan originations will result in lower revenue on loans sold into the secondary market. Lower loan origination volumes generally place downward pressure on margins, thus compounding the effect of the deteriorating market conditions. Such events could be detrimental to our business. Moreover, any deterioration in market conditions that leads to an increase in loan delinquencies will result in lower revenue for loans we service for the government sponsored enterprises, or GSEs, and Ginnie Mae because we collect servicing fees from them only for performing loans. While increased delinquencies generate higher ancillary revenues, including late fees, these fees are likely unrecoverable when the related loan is liquidated.

Increased delinquencies may also increase the cost of servicing loans. The decreased cash flow from lower servicing fees could decrease the estimated value of our MSR, resulting in recognition of losses when we write down those values. In addition, an increase in delinquencies lowers the interest income we receive on cash held in collection and other accounts and increases our obligation to advance certain principal, interest, tax and insurance obligations owed by the delinquent mortgage loan borrower. An increase in delinquencies could therefore be detrimental to our business. See the risk factor entitled, “Increases in delinquencies and defaults may adversely affect our business, financial condition and results of operations.”

Additionally, origination of loans can be seasonal. Historically, our loan origination has increased activity in the second and third quarters and reduced activity in the first and fourth quarters as home buyers tend to purchase their homes during the spring and summer in order to move to a new home before the start of the school year. As a result, our loan origination revenues vary from quarter to quarter. However, this historical pattern may be disrupted for the foreseeable future as a result of the shelter-in-place and similar protective orders that have been issued in response to the pandemic.

Any of the circumstances described above, alone or in combination, may lead to volatility in or disruption of the credit markets at any time and have a detrimental effect on our business.

Our business is significantly impacted by interest rates. Changes in prevailing interest rates or U.S. monetary policies that affect interest rates may have a detrimental effect on our business.

Our financial performance is directly affected by changes in prevailing interest rates. Our financial performance may decrease or be subject to substantial volatility because of changes in prevailing interest rates. Due to the unprecedented events surrounding the COVID-19 pandemic along with the associated severe market dislocation, there is an increased degree of uncertainty and unpredictability concerning current interest rates, future interest rates and potential negative interest rates.

With regard to the portion of our origination business that is centered on refinancing existing mortgages, we generally note that the refinance market experiences more significant fluctuations in origination volume than the purchase market as a result of interest rate changes. Long-term residential mortgage interest rates have been at or near record lows for an extended period, but they may increase in the future. As interest rates rise, refinancing generally becomes a smaller portion of the market as fewer consumers are interested in refinancing their mortgages. With regard to the portion of our origination business that is focused on originating mortgages for the purchase of homes, higher interest rates may also reduce demand for purchase mortgages as home ownership becomes more expensive. This could adversely affect our revenues or require us to increase marketing expenditures in an attempt to increase or maintain our volume of mortgages. Decreases in interest rates can also adversely affect our financial condition, the value of our MSR portfolio, and the results of operations. With sustained low interest rates, as we have been experiencing, refinancing transactions decline over time, as many customers and potential customers have already taken advantage of the low interest rates. Interest rate risk also occurs in periods where changes in short-term interest rates result in mortgage loans being originated with terms that provide a smaller interest rate spread above the financing terms of our loan funding facilities, which can negatively impact its net interest income.

In addition, the market value of a closed loan held for sale generally declines as interest rates rise, and fixed-rate loans are more sensitive to changes in market interest rates than adjustable-rate loans. When we promise a customer an interest rate for a loan before an investor has promised to buy the loan from us at a stated price, a gain or loss on the sale of the loan may result from changes in interest rates during the period between the date the interest rate is fixed and the date we receive a commitment to buy the loan at an agreed-upon price. Any offset strategies we use to mitigate the interest rate risk that is inherent in our commitments to fund loans at then-prevailing rates and in our agreements to sell closed loans may not be successful. See the risk factor entitled, “Our hedging strategies may not be successful in mitigating risks associated with changes in interest rates.”

Changes in interest rates are also a key driver of the performance of our servicing business, particularly because our portfolio is composed primarily of MSR related to high-quality loans, the values of which are highly sensitive to changes in interest rates. Historically, the value of MSR has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates. As a result, decreases in interest rates could have a detrimental effect on our servicing business.

Furthermore, borrowings under most of our warehouse lines of credit, servicing advance facilities and MSR facilities are at variable rates of interest, which also expose us to interest rate risk. If interest rates increase, our debt service obligations on certain of our variable-rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Volatility in interest rates may also negatively impact our cost of funds and compliance with collateral coverage tests and make it difficult for us to renew existing facilities or obtain new financing facilities.

In addition, our business is materially affected by the monetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the U.S. Federal Reserve, which influence interest rates and impact the size of the loan origination market. The U.S. Federal Reserve’s balance sheet consists of U.S. Treasuries and MBS issued by Fannie Mae, Freddie Mac and Ginnie Mae. To shrink its balance sheet prior to the COVID-19 pandemic, the U.S. Federal Reserve had slowed the pace of MBS purchases to a point at which natural runoff exceeded new purchases, resulting in a net reduction. Recently, in response to the COVID-19 pandemic, state and federal authorities have taken several actions to provide relief to those negatively affected by COVID-19, such as the CARES Act and the U.S. Federal Reserve’s support of the financial markets. In particular, U.S. Federal Reserve announced programs to increase its purchase of certain MBS products in response to the COVID-19 pandemic’s effect on the U.S. economy, and the market for MBS in particular. This recent policy change by the U.S. Federal Reserve could affect the liquidity of MBS in the future or the effectiveness of our hedging strategies.

We depend on our ability to sell loans in the secondary market to investors and to Freddie Mac and Fannie Mae and to securitize our loans into MBS through these GSEs and Ginnie Mae. A disruption in the secondary home loan market could have a detrimental effect on our ability to originate mortgage loans.

Substantially all of our loan production is securitized or sold to buyers in the secondary market. We securitize eligible loans into MBS through Fannie Mae, Freddie Mac and Ginnie Mae, and non-GSE loans that we produce are sold to buyers in the secondary market. We are required to maintain specified financial eligibility requirements to remain a seller/servicer in good standing with HUD, Fannie Mae, Freddie Mac and Ginnie Mae and others who buy our mortgages in the secondary market. If we were to fail to meet these requirements, or the performance of our loans materially varies from industry averages in a negative way, our ability to enter into transactions with the Agencies might be impaired, which could have a material adverse effect on our business, financial position, results of operations and cash flows. Generally, if we do not satisfy the applicable required covenants, we would be unable to securitize or sell our loans in the secondary market to one or more of these investors. In addition, a reduction in the number of private investors that are willing to purchase loans that are not eligible for sale to the Agencies may impair our ability to originate those types of loans. See risk factor entitled, “Our counterparties may terminate our servicing rights.”

The gain recognized from sales in the secondary market represents a significant portion of our revenues and net earnings. Further, we are dependent on the cash generated from such sales to fund our future loan closings and repay borrowings under our loan funding facilities. A decrease in the prices paid to us upon sale of our loans could materially adversely affect our business, operations, financial condition and results of operations. The prices we receive for our loans vary from time to time and may be materially adversely affected by several factors, including, without limitation:

•	an increase in the number of similar loans available for sale;

•	conditions in the loan securitization market or in the secondary market for loans in general or for our loans in particular, which could make our loans less desirable to potential investors;

•	defaults under loans in general;

•

loan-level pricing adjustments imposed by Fannie Mae and Freddie Mac, including the recently imposed adjustments for the purchase of loans in forbearance and, although deferred for later implementation, refinancing loans;

•	the types and volume of loans being sold by us;

•	the level and volatility of interest rates; and

•	the quality of loans previously sold by us.

Further, to the extent we become subject to delays in our ability to sell future mortgage loans which we originate, we would need to reduce our origination volume to the amount that we can sell plus any excess capacity under our loan funding facilities. Delays in the sale of mortgage loans also increase our exposure to increases in interest rates, which could adversely affect our profitability on sales of loans.

Our business relies on debt financing from our warehouse lines of credit, servicing advance facilities and MSR facilities to fund mortgage originations, make required servicing advances and otherwise operate our business. If one or more of such facilities expire or are terminated, we may be unable to find replacement financing on commercially favorable terms, or at all, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our ability to fund mortgage originations and make required servicing advances depends upon our ability to secure and maintain short-term and medium-term financings on acceptable terms. Loan origination activities generally require short-term liquidity in excess of amounts generated by our operations. The loans we originate are financed through several warehouse lines. We typically hold the loans on a short-term basis and then sell or place the loans in government securitizations in order to repay the borrowings under the warehouse lines. At June 30, 2020, we had $2.2 billion of committed borrowing capacity and total borrowing capacity of $6.9 billion under our warehouse lines of credit, which includes $4.7 billion of uncommitted borrowing capacity.

Our servicing advance facilities provide available borrowings to satisfy our contractual obligations to advance principal and interest remittance requirements for investors, pay property taxes and insurance premiums, and pay legal expenses and other protective advances on the loans that we service. Our borrowings under these facilities are in turn generally repaid with the proceeds we receive from mortgage loan sales, servicing fees, borrower payments, investor and government insurer or guarantor reimbursements, hedging activities, and other sources. As of June 30, 2020, we had $34.5 million borrowings outstanding under our servicing advance facilities. On July 16, 2020, we paid off our existing servicing advance facility for loans owned or guaranteed by, or pooled with, Freddie Mac. On July 31, 2020, we entered into a new servicing advance facility, which provides for aggregate commitments of $250.0 million. As of August 17, 2020, we had $19.2 million in borrowings outstanding under our new servicing advance facility.

We also utilize MSR facilities, which are lines of credit collateralized by MSR that are used for financing purposes. These facilities allow for same or next day draws at our request and have a committed borrowing capacity of $1.3 billion. As of August 17, 2020, we had $480 million of unused committed borrowing capacity under such MSR facilities.

Our ability to fund current operations depends upon our ability to secure these types of short-term financings on acceptable terms and to renew or replace the financings as they expire. Consistent with industry practice, our servicing advance facilities and most of our existing warehouse lines of credit are 364-day facilities, with maturities staggered throughout the calendar year, and these facilities are therefore required to be renewed on an annual basis. Our MSR facilities have maturity dates that range from 1 to 4 years.

In addition, each of our warehouse lines of credit, servicing advance facilities and MSR facilities are revolving facilities. If one or more of the lenders under these revolving facilities were to restrict our ability to access these facilities or if such facilities otherwise become unavailable, we may not have sufficient funds to meet our obligations. We typically require significantly more liquidity to meet our operational needs than our available cash on hand.

If any of our warehouse lines of credit, servicing advance facilities or MSR facilities are terminated, restricted or are not renewed, we may be unable to find replacement financing on commercially favorable terms, or at all. As a result, we might be required to sell loans we originate under adverse market conditions, and we may be unable to originate mortgage loans or acquire additional MSR, or meet servicing advance obligations on the loans that we service, any of which could have a material adverse effect on our business, financial condition, liquidity, and results of operations. For additional information regarding our servicing advance obligations, see the risk factor entitled “We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.”

Our ability to refinance existing debt and borrow additional funds is affected by a variety of factors beyond our control, including:

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our existing financing facilities that contain, and our future financing facilities that will contain, restrictive covenants and borrowing conditions that may limit our ability to raise additional debt;

•	the available liquidity in the credit markets;

•	prevailing interest rates;

•	the financial strength of the lenders from whom we borrow;

•	the decision of lenders from whom we borrow to reduce their exposure to mortgage loans due to a change in such lenders’ strategic plan, future lines of business or otherwise;

•	accounting changes that impact calculations of covenants in our debt agreements;

•	limitations imposed by Fannie Mae, Freddie Mac and Ginnie Mae on secured creditors foreclosing on MSR or advance receivables as collateral; and

•	the portion of our loan funding facilities that is uncommitted, versus committed.

If the refinancing or borrowing guidelines become more stringent and such changes result in increased costs to comply or decreased mortgage origination volume, such changes could be detrimental to our business.

Our warehouse lines of credit, servicing advance facilities and MSR facilities contain covenants, including requirements to maintain a certain minimum tangible net worth, minimum liquidity, maximum total indebtedness to tangible net worth ratio, loan-to-value or collateral coverage tests, net income requirements and other customary debt covenants. We have also previously incorporated and may in the future incorporate covenants requiring key performance indicators to be met in one or more of our warehouse lines of credit, servicing advance facilities and MSR facilities. A breach of a covenant or failure to meet an applicable key performance indicator can result in an event of default under these facilities and as such allow the lenders to pursue certain remedies. In addition, most of these facilities include cross-default or cross-acceleration provisions that could result in multiple facilities terminating if an event of default or acceleration of maturity occurs under any facility. If we are unable to meet or maintain the necessary covenant requirements or satisfy, or obtain waivers from, the continuing covenants, we may lose the ability to borrow under all of our financing facilities and this could have a material adverse effect on our business, financial condition, liability and results of operations.

An event of default, a negative ratings action by a rating agency, an adverse action by a regulatory authority, loss of a state license or Agency approval, or a general deterioration in the economy that constricts the availability of credit may increase our cost of funds and make it difficult for us to renew existing facilities or obtain new financing facilities. We regularly analyze opportunities to acquire businesses that engage in mortgage loan originations. Our liquidity and capital resources may be diminished by any such transactions. Additionally, we believe that a significant acquisition may require us to raise additional capital to facilitate such a transaction, which may not be available on acceptable terms or at all.

Our inability to obtain sufficient capital on acceptable terms for any of the foregoing reasons could adversely affect our business, financial condition and results of operations. See the risk factor entitled, “We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.”

Our substantial indebtedness may limit our financial and operating activities and our ability to incur additional debt to fund future needs.

As of June 30, 2020, the aggregate principal amount of our outstanding indebtedness was $6.4 billion. The agreements governing our indebtedness generally restrict us and our restricted subsidiaries from incurring additional indebtedness; however, these restrictions are subject to important exceptions and qualifications. If we incur additional debt, the related risks could be magnified and could limit our financial and operating activities.

Our current and any future indebtedness could:

•

require us to dedicate a substantial portion of cash flow from operations to the payment of principal and interest on our current indebtedness and any indebtedness we may incur in the future, thereby reducing the funds available for other purposes;

•	subject us to increased sensitivity to changes or volatility in prevailing interest rates;

•	place us at a competitive disadvantage to competitors with relatively less debt in economic downturns, adverse industry conditions or catastrophic external events; or

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions.

In addition, our substantial level of indebtedness could limit our ability to access capital markets on favorable terms or at all, refinance our existing indebtedness, or obtain additional financing to fund working capital requirements, capital expenditures, acquisitions, debt service requirements, or general corporate and other purposes, which could have a material adverse effect on our business and financial condition. In addition, our indebtedness level could impair our ability to satisfy certain of the financial eligibility requirements of Fannie Mae, Freddie Mac and Ginnie Mae relating to net worth and liquidity. Our ability to maintain a sufficient level of liquidity to meet our financial obligations will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control.

If the value of the collateral underlying our loan funding facilities and MSR facilities decreases, we could be required to satisfy a margin call.

Substantially all of our loan funding facilities, as well as our MSR facilities, are subject to margin calls if collateral coverage tests are not satisfied based on the lender’s or counterparty’s, as applicable, opinion of the value of the collateral securing such facilities. A margin call would require us to repay a portion of the outstanding borrowings or add additional collateral to bring the collateral coverage test into compliance. As a result of the government responses to the COVID-19 pandemic, including the adoption of the CARES Act and the temporary forbearance period being offered for customers unable to pay on certain mortgage loans as a result of the COVID-19 pandemic, we experienced higher than normal margin calls and may continue to see a higher volume of margin calls in the future. In the event we face such higher volumes in the future, we not be able to satisfy those margin calls, which could have a negative impact on our liquidity. In addition, if interest rates decrease, then the value of MSR securing the MSR facilities will also decrease, which could cause an unanticipated margin call on our MSR facilities and/or TBA lines. Such a margin call could have a material adverse effect on our liquidity.

The illiquidity of our assets, including MSR, may adversely affect our business, including our ability to value and sell our assets.

Our investments in MSR have limited liquidity and the liquidity of our mortgage loans could be impacted if there is significant disruption or periods of illiquidity in the general mortgage-backed securities, or MBS, market. Adverse market conditions could further significantly and negatively affect the liquidity of such assets. It may be difficult or impossible to obtain third-party pricing on such illiquid assets, and validating third-party pricing for illiquid assets may be more subjective than more liquid assets. Illiquid assets typically experience greater price volatility, as a ready market may not exist for such assets, and such assets can be more difficult to value.

Any illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. Our ability to quickly sell certain assets, such as mortgage loans and MSR, may be limited by delays encountered while obtaining certain regulatory or investor approvals required for such dispositions and by delays due to the time period needed for negotiating transaction documents, conducting diligence and complying with regulatory requirements regarding the transfer of such assets before settlement may occur. Consequently, even if we identify a buyer for our mortgage loans and MSR, there is no assurance that we will be able to quickly sell such assets if the need or desire arises.

In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we previously recorded our assets. Assets that are illiquid are also more difficult to finance, and to the extent that we use leverage to finance assets that become illiquid we may lose that leverage or have it reduced. Assets tend to become less liquid during times of financial stress, which is often the time that liquidity is most needed. As a result, our ability to sell assets or vary our portfolio in response to changes in economic and other conditions may be limited by liquidity constraints, which could materially adversely affect our business, financial condition, liquidity and results of operations.

Our hedging strategies may not be successful in mitigating risks associated with changes in interest rates.

We employ offset strategies to mitigate the interest rate risk that is inherent in many of our assets, including our commitments to fund loans and our mortgage loans held for sale. Interest rate risk represents a component of market risk and represents the possibility that changes in interest rates will cause unfavorable changes in net income and in the value of our interest-rate-sensitive assets. Rising mortgage rates result in falling prices for those interest-rate-sensitive assets, which negatively affect their value. We also employ offset strategies to mitigate the risks inherent in changes in interest rates on MSR, loans held for sale and interest rate lock commitments, or IRLCs.

Our derivative instruments are accounted for as free-standing derivatives and are included on our combined balance sheet at fair market value as either assets or liabilities on a gross basis. Our operating results may suffer because the losses on the derivatives we enter into may not be offset by a change in the fair value of the related hedged transaction. We use derivative instruments to manage our interest rate risk exposure in order to offset changes in fair value resulting from changes in interest rate environments, as well as to manage our exposure to changes in interest rates on MSR, loans held for sale and IRLCs. Our derivative instruments used in our hedging strategies include forward commitments, Treasury futures, options on Treasury futures, Eurodollar futures, and options on Eurodollar futures. Utilization of mortgage forwards involves some degree of basis risk. Our offset strategies also rely on assumptions and projections regarding our assets and general market factors.

Our offset activities in the future may include entering into interest rate swaps, caps and floors, options to purchase these items, Eurodollar futures and/or purchasing or selling additional United States Treasury securities. Our offset decisions in the future will be determined in light of the facts and circumstances existing at the time and may differ from our current offset strategy. Moreover, our offset strategies may not be effective in mitigating the risks related to changes in interest rates and could affect our profitability and financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risk or losses or result in margin calls that could materially affect our cash reserves, or our ability to fund additional mortgage loans or otherwise operate our businesses. Further, the significant and atypical volatility in the current interest rate marketplace can negatively impact our offsets effectiveness. Finally, derivatives may expose us to counterparty risk, which is defined as the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract, which exceeds the value of existing collateral, if any.

A substantial portion of our assets are measured at fair value. Fair value determinations require many assumptions and complex analyses, and we cannot control many of the underlying factors. If our estimates prove to be incorrect, we may be required to write down the value of such assets, which could adversely affect our earnings, financial condition and liquidity.

We measure the fair value of our mortgage loans held for sale, derivatives, IRLCs and MSR on a recurring basis. Fair value determinations require many assumptions and complex analyses, especially to the extent there are not active markets for identical assets. For example, mortgage loans held for sale are valued using a market approach by utilizing:

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the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk;

•	current commitments to purchase loans; or

•	recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics.

In addition, the fair value of IRLCs are computed based on quoted Agency pricing and our estimate of the customers’ ability and propensity to close their mortgage loans under the commitment. These components can have a significant impact on the calculated fair value.

Further, MSR do not trade in a market with readily observable prices that may be used to inform our own valuations. We determine the fair value of our MSRs using a stochastic discounted cash flow model that includes assumptions for prepayment speeds, discount rates, delinquency and foreclosure projections, servicing costs, and other assumptions that, in management’s judgment, are comparable to market-based assumptions for similar loan types used by other market participants in valuing MSRs. We also obtain valuations from independent third parties to assess the reasonableness of the fair value calculated by the internal stochastic discounted cash flow model. Changes in prepayment speeds, discount rates, delinquency and foreclosure projections, and/or servicing costs can have a material effect on the net carrying value of our MSR.

If our estimates of fair value, including the estimates provided by our third-party valuation agents, prove to be incorrect, we may be required to write down the value of such assets, which could adversely affect our earnings, financial condition and liquidity. Also, our valuation of our MSR may be higher than the valuations ascribed by the lenders under our MSR facilities, which may lead to a margin call under the applicable facility. Actual results could differ from those estimates due to factors such as adverse changes in the economy, changes in interest rates, changes in prepayment assumptions, declines in home prices or discrete events adversely affecting specific customers.

Changes in applicable investor or insurer guidelines or Agency guarantees could adversely affect our business, financial condition and results of operations.

We are required to follow specific guidelines of purchasers of our loans, such as Fannie Mae, Freddie Mac and private investors, as well as the guidelines of private mortgage insurers, FHA, VA, and USDA, which in each case impacts the way we originate and service loans, including guidelines with respect to:

•	credit standards for mortgage loans;

•	minimum financial requirements relating to our net worth, capital ratio and liquidity;

•	our servicing practices;

•	the servicing and incentive fees that we may charge;

•	our modification standards and procedures; and

•	the amount of reimbursable advances.

For example, the Federal Housing Finance Agency, or the FHFA, has directed Fannie Mae and Freddie Mac to align their guidelines for servicing delinquent mortgages that they own or that back securities which they guarantee, which can result in monetary incentives for servicers that perform well and penalties for those that do not. In addition, the FHFA has directed Fannie Mae and Freddie Mac to assess compensatory penalties against servicers in connection with the failure to meet specified timelines relating to delinquent loans and foreclosure proceedings, and other breaches of servicing obligations. Similarly, the FHA requires servicers to curtail or reduce the amount of interest they seek from mortgage insurance proceeds if they fail to meet specified timelines. A significant change in these guidelines could impair the volume of our loan production, require us to expend additional resources in providing mortgage services and increase our costs, which would adversely affect our business, financial condition and results of operations. We paid $59,000 in compensatory fees to Fannie Mae and Freddie Mac in each of 2018 and 2019.

The GSEs recently issued guidance providing that borrowers in, or recently out of, forbearance will be eligible to refinance their existing loan or purchase a new home. To be eligible, a borrower either must have reinstated their forborne loan or resolved a delinquency on that loan through a loss mitigation solution. If the borrower resolved any missed payments due to forbearance through a reinstatement, the borrower will be eligible for a refinancing, as long as proceeds from the refinancing are not used to reinstate the loan. If outstanding payments have been or will be resolved through loss mitigation, the borrower is eligible for a refinancing if the borrower, as of the new note date, has made at least three timely regularly scheduled payments based on the applicable loss mitigation option. FHA subsequently announced substantially similar guidance, but with differing time periods for the number of timely regularly scheduled timely payments that must be made under the applicable loss mitigation option and depending on the loan type. For example, the borrower must complete three consecutive monthly payments post-forbearance for purchase-money loans and no cash-out refinances and twelve consecutive post-forbearance payments for cash-out refinances.

Both HUD and the GSEs have issued guidance on the conditions under which they will insure or purchase loans going into forbearance pursuant to the CARES Act shortly after the loan is originated, but before the loan is insured by FHA or purchased by the GSEs. FHA announced that it would temporarily endorse mortgages with active forbearance plans submitted for FHA insurance through November 30, 2020 (unless extended), excluding refinancings of non FHA-to-FHA cash-out refinances. A condition to obtaining FHA insurance endorsement for such loans is the execution by the lender of a two-year “partial indemnification agreement” in connection with each of these loans providing for the indemnification of twenty percent of the initial loan amount. The mortgagee will responsible for paying this amount of losses incurred by HUD if the borrower fails to make two or more payments when due under the terms of the FHA-insured mortgage at any point within two years from the date of endorsement and the borrower remains in default until the filing of an FHA insurance claim. If the borrower enters into forbearance and subsequently brings the loan current, either pursuant to the terms of the mortgage or a permanent loss mitigation option, through the date that is two years from the date of endorsement of the mortgage, the indemnification agreement will terminate.

The GSEs announced that they would purchase loans that went into forbearance after closing but prior to sale to the GSEs, subject to several conditions including loan-level price adjustments of 500 basis points for first-time homebuyers and 700 basis points for all other eligible loans. Similar to FHA’s announcement, the GSEs made clear that cash-out refinance transactions in forbearance prior to sale are not eligible for purchase by the GSEs. Loans must be delivered to the GSEs by September 30, 2020, unless extended.

In addition, changes in the nature or extent of the guarantees provided by Fannie Mae and Freddie Mac or the insurance provided by the FHA could also have broad adverse market implications. The fees that we are required to pay to the Agencies for these guarantees have increased significantly over time. Any future increases in guarantee fees or changes to their structure or increases in the premiums we are required to pay the FHA for insurance would adversely affect our business, financial condition and results of operations.

A downgrade in our servicer ratings could have an adverse effect on our business, financial condition or results of operations.

Standard & Poor’s, Fitch Ratings and Moody’s rate us as a residential loan servicer. Our ratings may be downgraded in the future. Any such downgrade could materially adversely affect our business, financial condition or results of operations, as well as our ability to finance servicing advances and maintain our status as an approved servicer by the Agencies and the availability and cost of credit. Our failure to maintain favorable or specified ratings may cause our termination as servicer under private servicing agreements and further impair our ability to consummate future servicing transactions, which would have an adverse effect on our business, financial condition or results of operations.

Some of the loans we service are higher risk loans, which are more expensive to service than conventional mortgage loans and may lead to liquidity challenges.

Some of the mortgage loans we service are higher risk loans based on the underwriting criteria under which they were originated. This may mean that the loans are made to less credit worthy borrowers, are originated with a high loan to value ratio, or are secured by properties with declining values. These loans may have a higher risk of delinquency and as a result are more expensive to service because they require more frequent interaction with customers and greater monitoring and oversight. Additionally, in connection with the ongoing mortgage market reform and regulatory developments, servicers of higher risk loans are subject to increased scrutiny by state and federal regulators and will experience higher compliance and regulatory costs, which could result in a further increase in servicing costs. We may not be able to pass along to our servicing customers any of the additional expenses we incur in servicing higher risk loans. The greater cost of servicing higher risk loans—which may be further increased through regulatory reform, consent decrees or enforcement—could adversely affect our business, financial condition and results of operations.

Our business is subject to the risks of earthquakes, fires, floods, hurricanes and other natural catastrophic events and to interruption by acts of war or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, hurricanes power losses, telecommunications failures, strikes, acts of war or terrorism, health pandemics and similar events. For example, a significant natural disaster in Dallas, such as a hurricane, tornado, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Disease outbreaks (including severe acute respiratory syndrome, or SARS, avian flu, H1N1/09 flu outbreaks and the current COVID-19 outbreak) and any prolonged occurrence of infectious disease or other adverse public health developments could have a material adverse effect on the macro economy and/or our business operations. See the risk factor entitled “The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees.” In addition, strikes and other geopolitical unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting the Oklahoma, Dallas and San Diego areas, and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, as a result of certain catastrophic events including earthquakes, hurricanes, floods and fires and acts of war or terrorism there could be significant damage or destruction to a large number of homes in areas in which we originate or service loans and we may be responsible for repair of the home on government insured loans if the damage is not covered by the homeowner’s hazard insurance.

With respect to mortgage loans insured by FHA, such insurance provided by FHA requires properties to be conveyed in conveyance condition. Conveyance condition refers to a property undamaged by fire, flood, earthquake, hurricane, tornado or boiler explosion, other than damage due to mortgagor neglect and/or unfinished renovations, and for which interior and exterior debris has been removed, the interior is in broom-swept condition, the lawn is maintained, insurable damage has been remediated and the property has marketable title. If such property has been damaged and the damage is not insured or is underinsured, then in order to make a claim with FHA on any such foreclosed mortgage Caliber is liable for repairing the property into such condition before conveyance to FHA. As of June 30, 2020, we service loans insured by FHA with UPB of approximately $27.7 billion, which represents approximately 18.7% of our servicing portfolio.

Increases in delinquencies and defaults may adversely affect our business, financial condition and results of operations.

Falling home prices across the United States following the financial crisis of 2008 resulted in higher loan to value ratios, lower recoveries in foreclosure and an increase in loss severities above those that would have been realized had property values remained the same or continued to increase. Though housing values have recovered in many markets, there continue to be borrowers who do not have sufficient equity in their homes to permit them to refinance their existing loans, which may reduce the volume or growth of our loan production business. This may also provide borrowers with an incentive to default on their mortgage loans even if they have the ability to make principal and interest payments. While the long-term impact of the COVID-19 pandemic is currently unknown, the COVID-19 pandemic may have a similar impact on delinquencies and defaults. For further information regarding the impact of the COVID-19 pandemic, see the risk factor entitled “The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees.”

Interest rates have remained at historical lows for an extended period of time. Borrowers with adjustable rate mortgage loans must make larger monthly payments when the interest rates on those mortgage loans adjust upward from their initial fixed rates or low introductory rates to the rates computed in accordance with the applicable index and margin. Increases in monthly payments may increase the delinquencies, defaults and foreclosures on the adjustable rate mortgage loans that we service. As of June 30, 2020, 1.9% of the loans that we serviced were adjustable rate mortgage loans.

As a mortgage loan servicer, we maintain the primary contact with the borrower of a serviced mortgage loan throughout the life of the loan and become involved with any potential loss mitigation. It is important that we are proactive in dealing with our customers rather than simply allowing loans to go to foreclosure. During periods of increased delinquencies among borrowers, it is extremely important that we are properly staffed and trained to assist our customers to avoid foreclosure. If we do not properly staff and train our servicing personnel or enlist their assistance in loss mitigation efforts, then the number of mortgage loans going into foreclosure that we service may increase. In addition, managing a substantially higher volume of non-performing loans that we service could increase our operational costs. A rise in delinquencies and/or claims among non-performing loans could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Increased mortgage delinquencies, defaults and foreclosures may result in lower revenues for loans that we service, because we only collect servicing fees for performing loans. Additionally, while increased delinquencies generate higher ancillary fees, including late fees, these fees are not likely to be recoverable in the event that the related loan is liquidated. In addition, an increase in delinquencies lowers the interest income that we receive on cash held in collection and other accounts because there may be less cash from performing loan payments and payoffs in those accounts.

Increased mortgage delinquencies, defaults and foreclosures will also result in a higher cost to service those loans due to the increased time and effort required to collect payments from delinquent borrowers, to foreclose on the loan and to liquidate properties or otherwise resolve loan defaults if payment collection is unsuccessful, and only a portion of these increased costs are recoverable under our servicing agreements. Increased mortgage delinquencies, defaults and foreclosures may also result in an increase in our interest expense and affect our liquidity as a result of borrowing under our credit facilities to fund an increase in our advancing obligations.

An increase in delinquencies, defaults and foreclosures on mortgage loans serviced for FHA could materially and adversely affect our financial condition and results of operations. At the point of liquidation Caliber files claims with HUD for reimbursement of principal, interest, fees, and costs on the liquidated FHA loan. Not all interest, fees, and costs are recoverable through a claim filing with HUD, resulting in a loss to Caliber. Higher levels of default could lead to higher levels of unrecovered interest, fees and costs increasing losses to Caliber. Additionally, if an FHA loan goes into foreclosure and is not liquidated through the Claims without Conveyance of Title process, Caliber is required to bring the property into conveyance condition before the property can be conveyed to HUD. In some instances, Caliber may not be reimbursed for all costs incurred to bring the home into conveyance condition. These potential losses could be material if there is a significant increase in defaults and foreclosures on FHA loans in our servicing-owned portfolio. As of June 30, 2020, we serviced $27.7 billion in UPB of FHA loans inside Ginnie Mae securitizations, which represents approximately 18.7% of our servicing portfolio.

An increase in delinquencies, defaults and foreclosures on mortgage loans that we service that are partially guaranteed by Veterans Affairs, or the VA, could materially and adversely affect our financial condition and results of operations. Such loans are only partially guaranteed by the VA. All VA approved loans have a minimum of 25% of guarantee protection to the lender. In the case of VA guaranteed mortgages, if such mortgage loans go into foreclosure, we are required to purchase such loans out of the MBS prior to liquidation of such properties. In the event that the principal amount of such loan exceeds the fair market value of the property plus the VA guarantee percentage of such loans, Caliber would bear that loss. That loss could be material if there is a significant increase in defaults and foreclosures on VA loans and a reduction of property value which results in losses to us in our servicing-owned portfolio. As of June 30, 2020, we service approximately $22.7 billion UPB of VA partially guaranteed loans inside Ginnie Mae securitizations, which represents approximately 15.3% of our servicing portfolio.

In addition, an increase in delinquencies, defaults and foreclosures on mortgage loans that we service that are guaranteed by the USDA could materially and adversely affect our financial condition and results of operations. Such loans are only partially guaranteed by the USDA. All USDA approved loans have approximately 90% guarantee protection to the lender. In the case of USDA guaranteed mortgages, if such mortgage loans go into foreclosure, we are required to purchase such loans out of the MBS prior to liquidation of such properties. In the event that the principal amount of such loan exceeds the fair market value of the property plus the USDA guarantee percentage of such loans, Caliber would bear that loss. That loss could be material if there is a significant increase in defaults and foreclosures on USDA loans and a reduction of property value which results in losses to us in our servicing-owned portfolio. As of June 30, 2020, we service approximately $1.3 billion UPB of USDA partially guaranteed loans inside Ginnie Mae securitizations, which represents approximately 0.9% of our servicing portfolio.

In the event of a default under any mortgage loan we have not sold, we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and of the mortgage loan. See the risk factor entitled, “We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.”

We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.

During any period in which a customer is not making payments, including as a result of forbearance under the CARES Act for federally-backed loans, we are required under most of our servicing agreements to advance our own funds to meet contractual principal and interest remittance requirements for investors, pay property taxes and insurance premiums, legal expenses and other protective advances. We also advance funds to maintain, repair and market real estate properties on behalf of investors. The length of time during which we are required to make advances as well as the amount of time it takes for the reimbursement of such advances varies by the type of advance and the practice and procedures of the relevant Agency, all of which is subject to change by each Agency, as well as the provisions of the servicing agreements for private loans. As a result there could be extended periods of time for which we are required to make advances as well as an extended time until we are reimbursed for such advances, if at all. Accordingly, an increase in advances as well as the delay in reimbursement or a failure to receive reimbursement of servicing advances could materially and adversely affect our liquidity. In the event we receive requests for advances in excess of amounts we are able to fund, we may not be able to fund these advance requests, which would materially and adversely affect our business. As home values change, we may have to reconsider certain of the assumptions underlying our decisions to make advances, and in certain situations our contractual obligations may require us to make certain advances for which we may not be reimbursed. In addition, in the event a mortgage loan serviced by us defaults or becomes delinquent, the repayment to us of the advance may be delayed until the mortgage loan is repaid or refinanced or liquidation occurs. The length of time it takes to legally foreclose on a mortgage varies state by state and can range from a few months to as long as several years. A delay in our ability to collect advances may adversely affect our liquidity, and our inability to be reimbursed for advances could adversely affect our business, financial condition and results of operations.

Market disruptions such as the COVID-19 pandemic and government responses thereto, including the temporary forbearance period being offered for customers unable to pay on certain mortgage loans as a result of the COVID-19 pandemic, may increase the number of defaults, delinquencies or forbearances related to the loans we service, increasing the advances we make for such loans. With specific regard to the COVID-19 pandemic, any regulatory or GSE-specific relief on servicing advance obligations provided to mortgage loan servicers has so far been limited to GSE-eligible mortgage loans, leaving out any non-GSE mortgage loan products such as jumbo mortgage loans. Ginnie Mae created a short term, liquidity facility of last resort through its Pass Through Assistance Program in response to the COVID-19 pandemic and the economic hardships faced by both borrowers and Ginnie Mae servicers. The FHFA also aligned Fannie Mae’s and Freddie Mac’s policies regarding servicer obligations to advance scheduled monthly principal and interest payments for single-family mortgage loans. Under the FHFA policies, once a servicer has advanced four months of missed payments on a loan, it will have no further obligation to advance scheduled payments, but it does not provide servicing advance facilities for its loans. However, to the extent further government assistance is not provided to mortgage loan servicers at both the federal and state level, an increase in defaults by servicers (including the Company) and additional market disruptions could occur. Approximately 7.1% of our serviced loans are in forbearance as of June 30, 2020.

With delinquent VA guaranteed loans, the VA guarantee may not make us whole on losses or advances we may have made on the loan. If the VA determines the amount of the guarantee payment will be less than the cost of acquiring the property, it may elect to pay the VA guarantee and leave the property securing the loan with us, or a VA no-bid. If we cannot sell the property for a sufficient amount to cover amounts outstanding on the loan we will suffer a loss which may, on an aggregate basis and if the percentage of VA no-bids increases, have a detrimental impact on our business and financial condition.

In addition, for certain loans sold to Ginnie Mae, we, as the servicer, have the unilateral right, but are not required, to repurchase any individual loan in a Ginnie Mae securitization pool if that loan meets defined criteria, including being delinquent greater than 90 days. To the extent we exercise our unilateral right to repurchase the delinquent loan, we have effectively regained control over the loan and must fund such repurchase through cash on hand or through our existing facilities. Accordingly, upon repurchase we recognize the loan and, to the extent we utilize our existing facilities to purchase such loan, a corresponding financial liability on our balance sheet. Any significant increase in required servicing advances or delinquent loan repurchases, could have a significant adverse impact on our cash flows, even if they are reimbursable, and could also have a detrimental effect on our business and financial condition.

We depend on the accuracy and completeness of information about customers and counterparties and any misrepresented information or mortgage loan fraud could result in significant financial losses and harm to our reputation.

In deciding whether to approve loans or to enter into other transactions across our businesses with customers and counterparties, including brokers, correspondent lenders and non-delegated correspondent lenders, we may rely on information furnished to us by or on behalf of customers and such counterparties, including financial statements and other financial information. We also may rely on representations of customers and such counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the fair value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected or may not detect all misrepresented information in our loan originations or acquisitions. Any such misrepresented information could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We use automated underwriting engines from Fannie Mae and Freddie Mac to assist us in determining if a customer is creditworthy, as well as other proprietary tools and safeguards to detect and prevent fraud. In addition, our proprietary technology systems incorporate the guidelines of our investors. All loans are also run through CoreLogic’s fraud tool prior to closing, and all exceptions must be cleared prior to closing. We are unable, however, to prevent every instance of fraud that may be engaged in by any customer, seller, real estate broker, notary, settlement agent, appraiser, title agent or our employees by misrepresenting facts about a mortgage loan, including the information contained in the loan application, property appraisal, title information and employment and income stated on the loan application. If any of this information was intentionally or negligently misrepresented and such misrepresentation was not detected prior to the acquisition or funding of the loan, the value of the loan could be significantly lower than expected. A mortgage loan subject to a material misrepresentation is typically unsalable or subject to repurchase if it is sold before detection of the misrepresentation. In addition, the persons and entities making a misrepresentation are often difficult to locate and it is often difficult to collect from them any monetary losses we have suffered.

We expect the economic changes resulting from the COVID-19 pandemic coupled with the high refinance and purchase volumes that we are observing to increase the potential for customer fraud. During periods of high unemployment, we observe an increase in customers failing to disclose that their income and employment has been negatively impacted. We have also observed an increase in cyber fraud and SMS phishing schemes affecting our business due to COVID-10. Fraudulent emails and text messages have been sent on behalf of Caliber which introduce malware, including spyware, through malicious links in order to redirect funds to the fraudster’s account.

The technology and other controls and processes we have created to help us identify misrepresented information in our mortgage loan production operations were designed to obtain reasonable, not absolute, assurance that such information is identified and addressed appropriately. Accordingly, such controls may not have detected, and may fail in the future to detect, all misrepresented information in our mortgage loan production operations. In the future, we may experience financial losses and reputational damage as a result of mortgage loan fraud.

We are subject to significant legal and reputational risks and expenses relating to the privacy, use and security of customer information.

We receive, maintain and store the non-public personal information, or NPI, of our loan applicants and customers. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us and our businesses. Moreover, there are federal and state laws regarding privacy and the storing, sharing, use, disclosure and protection of NPI, personally identifiable information and user data. Specifically, NPI and personally identifiable information are increasingly subject to legislation and regulations in numerous jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. For example, the California Consumer Privacy Act of 2018, or CCPA, which went into effect in January 2020, provides new data privacy rights for consumers and new operational requirements for us. The CCPA includes a statutory damages framework and private rights of action against businesses that fail to comply with certain CCPA terms or implement reasonable security procedures and practices to prevent data breaches. Several other states have enacted or are considering similar legislation. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

Any penetration of network security or other misappropriation or misuse of NPI or personal consumer information could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. Claims could also be made against us for other misuse of personal information, such as for unauthorized purposes or identity theft, which could result in litigation and financial liabilities, as well as administrative action from governmental authorities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of our policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. In addition, our current work-from-home policy may increase the risk for the misappropriation or misuse of NPI or personal consumer information. As a result, current security measures may not prevent all security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. We also face risks associated with security breaches affecting third parties with which we are affiliated or otherwise conduct business online. In addition, we face risks resulting from unaffiliated third-parties who attempt to defraud, and obtain personal information directly from, our customers by imitating Caliber. Any publicized security problems affecting our businesses and/or those of third parties, whether actual or perceived, may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

The technology and other controls and processes designed to secure our customer information and to prevent, detect and remedy any unauthorized access to that information were designed to obtain reasonable, not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Accordingly, such controls may not have detected, and may in the future fail to prevent or detect, unauthorized access to our customer information. If this information is inappropriately accessed and used by a third party or an employee for illegal purposes, such as identity theft, we may be responsible to the affected applicant or customer for any losses he or she may have incurred as a result of misappropriation. In such an instance, we may also be liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our customers’ information.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes.

As a leading nationwide mortgage originator and servicer, we rely significantly on our technology platform. The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our systems and computer/telecommunication networks must accommodate a high volume of traffic and deliver frequently updated information, the accuracy and timeliness of which is critical to our business.

To operate our systems and provide our mortgage products and services, we use software packages from a variety of third parties which are customized and integrated with code that we have developed ourselves. For example, we rely on H2O, our propriety, web-based loan origination system, and a number of third-party software products and services related to underwriting functions, mortgage loan document production and mortgage loan servicing. If we are unable to integrate these software products or services in a fully functional manner, we may experience difficulties that could delay our ability to provide services to our customers. In addition, enhancements of our products and services must meet the requirements of our current and prospective customers as well as our regulators, and must achieve significant market acceptance. We could also incur substantial delays and costs if we need to modify our services, products or infrastructure to adapt to these changes.

In addition, technological advances and heightened e-commerce activities have increased consumers’ access to products and services. This has intensified competition among banks and non-banks in offering mortgage loans and servicing them. We need to anticipate, develop and introduce new products, services and applications on a timely and cost-effective basis that keeps pace with technological developments, our competitors and changing customer needs. In particular, the continuing revolution in communication with customers and others, particularly the increasing dominance of use of mobile phones and other peripheral devices to conduct business, requires numerous and rapid changes to business processes and methods. Our mortgage loan origination business is dependent upon technological advancement and our ability to effectively interface with our brokers, customers and other third parties and to efficiently process loan applications and closings. Any technologies we develop or invest in may not meet our expectations or maintain our needs for technological advancement. It is difficult to predict the problems we may encounter in improving our systems’ functionality with these alternative devices, and we may need to devote significant resources to the improvement, support and maintenance of our systems. Any failure to acquire or develop technologies or technological solutions when necessary could limit our ability to remain competitive in our industry and could also limit our ability to increase our operating efficiencies, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Further, the development of such technologies and maintaining and improving new technologies will require significant capital expenditures with unpredictable returns. In addition, maintaining the technological proficiency of our personnel will require significant expense. We are currently making, and will continue to make, significant technology investments to support our service offering, implement improvements to our customer-facing technology and evolve our information processes, and computer systems to more efficiently run our business and remain competitive and relevant to our customers. These technology initiatives might not provide the anticipated benefits or may provide them on a delayed schedule or at a higher cost. We must monitor and choose the right investments and implement them at the right pace. Failing to make the best investments, or making an investment commitment significantly above or below our needs, could result in the loss of our competitive position and adversely impact our financial condition or results of operations.

We are dependent on third-party vendors for our technology and other services.

In addition to our proprietary software, we license third-party software, utilize third-party hardware and depend on services from various third-party vendors for our loan origination, servicing and general corporate activities. We are dependent on third-party vendors for a number of key services, including the proper maintenance and support of the technological systems used in our business, and our relationships with those vendors subject us to a variety of risks.

Several of the information technology systems we use in various aspects of our business are provided from a different single source. As a result of the integrated nature of our systems with these single-source systems, we may not be able to obtain substitute systems at all or on a timely basis should any of these systems be interrupted or fail or the vendor does not adequately maintain and support the applicable system, and any transition to a new system would cause significant delays, all of which could materially harm our business. For example, our servicing platform operates on LoanServ™, an information technology system that we license under long-term agreements with Sagent Lending Technologies, or Sagent. If Sagent fails or is unable to properly fulfill its contractual obligations to us, including through a failure to provide services at the required level to maintain and support our systems, or if Sagent fails to continue to develop and maintain its technology so as to provide us with an effective and competitive platform, our servicing business and operations would suffer.

Additional platforms upon which we rely include Aspect, a leading dialer platform that assists Caliber with the customer service calling requirements related to our servicing business, and Salesforce, a CRM system that we use for prioritization, insight, and telephony with our broker, correspondent and customer contact strategies. If any of these third-party platforms were to fail or if any of our vendors became unable to fulfill their contractual obligations to us, it would be difficult for us to transfer to another comparable platform on a timely basis. Any failure of, or loss of the right to use, any of our material software or services could result in a significant decrease to the functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated, which could adversely affect our business.

In addition, any errors or defects in or failures of the software or services we rely on, whether maintained by us or by a third-party vendor, could result in errors or defects in our products or cause our products to fail, which could adversely affect our business and be costly to correct. For example, Sagent and other vendors also supply us with other services in connection with our business activities such as escrow services, loss mitigation, foreclosure and bankruptcy services. In the event that a vendor’s activities do not comply with the applicable servicing criteria, we could be exposed to liability as the servicer and it could negatively impact our relationships with our servicing customers or regulators, among others. In addition, if our current vendors were to stop providing services to us on acceptable terms, including failure to upgrade their products relative to regulatory or other changes in our industry, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. Further, we may incur significant costs to resolve any such disruptions in service and this could adversely affect our business, financial condition and results of operations.

Certain of our material vendors have operations in India that could be adversely affected by changes in political or economic stability or by government policies.

Certain of our material vendors currently have operations located in India, which is subject to relatively higher political and social instability than the United States and may lack the infrastructure to withstand political unrest, natural disasters or global pandemics. The political or regulatory climate in the United States, or elsewhere, also could change so that it would not be lawful or practical for us to use vendors with international operations in the manner in which we currently use them. If we could no longer utilize vendors operating in India or if those vendors were required to transfer some or all of their operations to another geographic area, we would incur significant transition costs as well as higher future overhead costs that could materially and adversely affect our results of operations.

Our and our vendors’ dependence on information technology systems may result in problems if these systems fail or are interrupted, whether as a result of cyberattacks, natural disasters or otherwise, and any technology failures or cyberattacks against us or our vendors could damage our business operations and increase our costs.

We are dependent on the secure, efficient, and uninterrupted operation of our technology infrastructure, including computer systems, related software applications and data centers, as well as those of certain third–party vendors, to securely collect, process, transmit and store electronic information. In the ordinary course of our business, we and our vendors receive, process, retain and transmit proprietary information and sensitive or confidential data, including the public and non-public personal information of our team members, customers and loan applicants. We may be harmed if such technology:

•	becomes non-compliant with existing industry standards;

•	fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions;

•	becomes increasingly expensive to service, retain and update; or

•	becomes subject to third-party claims of copyright or patent infringement.

In addition, cyberattacks, security breaches, acts of vandalism, natural disasters, fire, power loss, telecommunication failures, team member misconduct, human error, computer hackers, computer viruses and disabling devices, malicious or destructive code, denial of service or information, health pandemics and other similar events and developments in computer intrusion capabilities could interrupt or delay our ability to provide services to our customers or result in a compromise or breach of the technology that we or our vendors use to collect, process, retain, transmit and protect the personal information and transaction data of our team members, customers and loan applicants. Our disaster recovery planning may not be sufficient for all situations. These risks have become more pronounced as we have shifted to having many of our team members work from their homes in response to the COVID-19 pandemic, which requires those team members to access our secure networks through their home networks and increases the risk of cyberattacks or security breaches. The implementation of technology changes and upgrades to maintain current and integrate new technology systems may also cause service interruptions. Any such disruption could interrupt or delay our ability to provide services to our customers and loan applicants, and could also impair the ability of third parties to provide critical services to us.

We invest in industry-standard security technology designed to protect our data and business processes against risk of a data security breach and cyberattack. Our data security management program includes identity, trust, vulnerability and threat management business processes as well as the adoption of standard data protection policies. We measure our data security effectiveness through industry-accepted methods and remediate significant findings. The technology and other controls and processes designed to secure our team member, customer and loan applicant information and to prevent, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls have not always detected, and may in the future fail to prevent or detect, unauthorized access to our team member, customer and loan applicant information. Additionally, the technology and other controls and processes we have created to help us identify misrepresented information in our loan origination operations were designed to obtain reasonable, not absolute, assurance that such information is identified and addressed appropriately. Accordingly, such controls may not have detected, and may fail in the future to detect, all misrepresented information in our loan origination operations. If our operations are disrupted or otherwise negatively affected by a technology disruption or failure, this could result in customer dissatisfaction and damage to our reputation and brand, and material adverse impacts on our business.

The techniques used to obtain unauthorized, improper or illegal access to our systems and those of our third-party vendors, our data, our team members’, customers’ and loan applicants’ data or to disable, degrade or sabotage service are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these techniques and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. Security attacks can originate from a wide variety of sources, including third parties such as computer hackers, persons involved with organized crime or associated with external service providers, or foreign state or foreign state-supported actors. Those parties may also attempt to fraudulently induce team members, customers and loan applicants or other users of our systems to disclose sensitive information in order to gain access to our data or that of our team members, customers and loan applicants.

Cybersecurity risks for lenders have significantly increased in recent years, in part, because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of computer hackers, organized crime, terrorists, and other external parties, including foreign state actors. We, our customers and loan applicants, regulators, vendors and other third parties involved in our origination and servicing operations, including title companies, have been subject to, and are likely to continue to be the target of, cyberattacks. These cyberattacks could include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, improper access by team members or third-party vendors or other security breaches that have or could in the future result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our team members, our customers and loan applicants or of third parties, or otherwise materially disrupt our or our customers’ and loan applicants’ or other third parties’ network access or business operations.

Additionally, cyberattacks on local and state government databases and offices, including the rising trend of ransomware attacks, expose us to the risk of losing access to critical data and the ability to provide services to our customers. These attacks can cause havoc and have at times led title insurance underwriters to prohibit us from issuing policies, and to suspend closings, on properties located in the affected counties or states.

While we have implemented policies, procedures and tools designed to help mitigate cybersecurity risks and cyber intrusions, there can be no assurance that any such cyber intrusions, whether external or internal, will not occur or, if they do occur, that they will be adequately addressed. A successful penetration or circumvention of the security of our or our vendors’ systems or a defect in the integrity of our or our vendors’ systems or cybersecurity could cause serious negative consequences for our business, including significant disruption of our operations, misappropriation of our confidential information or that of our customers, or damage to our computers or operating systems and to those of our customers and counterparties. Any of the foregoing events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure and harm to our reputation, all of which could adversely affect our business, financial condition and results of operations. This risk is enhanced in certain jurisdictions with stringent data privacy laws. See the risk factor entitled, “We are subject to significant legal and reputational risks and expenses relating to the privacy, use and security of customer information.” Additionally, while we have obtained insurance to cover us against certain cybersecurity risks and information theft, there can be no guarantee that all losses will be covered or that the insurance limits will be sufficient to cover such losses.

In addition, increasing attention is being paid by the media, regulators and legislators to matters relating to cybersecurity, and regulators and legislators may enact laws or regulations regarding cybersecurity. For example, the New York Department of Financial Services has adopted regulations that are far-ranging in scope, including not only specific technical safeguards but also requirements regarding governance, incident planning, data management and system testing. New laws and regulations could result in significant compliance costs, which may adversely affect our cash flows and net income.

While we have obtained insurance to cover us against certain cybersecurity risks and information theft, there can be no guarantee that all losses will be covered or that the insurance limits will be sufficient to cover such losses.

We have obtained insurance coverage that protects us against losses from unauthorized penetration of company technology systems, employee theft of customer and/or company private information and company liability for third-party vendors who mishandle company information. This insurance includes coverage for third- party losses as well as costs incidental to a breach of company systems such as notification, credit monitoring and identity theft resolution services. However, there can be no guarantee that every potential loss due to cyberattack or theft of information has been insured against, nor that the limits of the insurance we have acquired will be sufficient to cover all such losses.

Negative public opinion could damage our reputation and adversely affect our business.

Reputational risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, technology failures, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Additionally, the proliferation of social media websites as well as the personal use of social media by our employees and others, including personal blogs and social network profiles, also may increase the risk that negative, inappropriate or unauthorized information may be posted or released publicly that could harm our reputation or have other negative consequences, including as a result of our employees interacting with our customers in an unauthorized manner in various social media outlets. Negative public opinion can adversely affect our ability to attract and retain customers, trading counterparties and employees and can expose us to litigation and regulatory action.

Our counterparties may terminate our servicing rights.

The majority of the mortgage loans we service are serviced on behalf of Fannie Mae, Freddie Mac and Ginnie Mae. These entities establish the base service fee to compensate us for servicing loans as well as the assessment of fines and penalties and other remedies that may be imposed upon us for failing to meet servicing and other agency standards. As is standard in our industry, under the terms of our servicing agreements with the Agencies, each of the Agencies has the right to terminate us as servicer of the loans we service on their behalf with cause, based on a default under the applicable agreements, without paying us any consideration in connection with such termination. In addition, Fannie Mae and Freddie Mac at any time also have the right to cause us to sell the MSR to a third party and, under certain circumstances, cause such a transfer to occur without cause and without payment to us of any consideration in connection with such termination. Some provisions of these agreements are open to subjective interpretation or depend upon the judgment or determination of the Agencies, so we may not be able to determine in advance whether these are grounds for terminating us as servicer or transferring MSR away from us. These agreements also require that we service in accordance with Agencies’ servicing guidelines and contain financial covenants. If we were to have our MSR terminated on a material portion of our servicing portfolio, this would materially adversely affect our business, financial condition and results of operations.

The geographic concentration of our loan origination volume and our servicing portfolio could adversely affect our business, financial condition and results of operations if the economies of the states in which we are concentrated are adversely impacted.

We have higher concentrations of loan originations and loans in our servicing-owned portfolio in California, Florida, Washington, Texas and New Jersey. As of June 30, 2020, approximately 18.3%, 9.6%, 9.3%, 6.3% and 4.6% of the loans we serviced as measured by unpaid principal balances, or UPBs, were concentrated in California, Florida, Washington, Texas and New Jersey, respectively. To the extent the states where we have a higher concentration of servicing or origination volume experience weaker economic conditions, more stringent regulations related to COVID-19, greater rates of decline in single-family residential real estate values, reduced demand within the residential mortgage sector relative to the United States generally or natural disasters (such as the hurricanes that affected Texas and Florida and the wildfires that affected California in recent years), the volume of our loan originations may materially decline and the concentration of loans we originate and service in those regions may increase the risks of delinquencies or defaults. In addition, any MSR concentrated in this area would experience a decrease in value. Moreover, we cannot predict whether the upcoming election will result in changes to federal and state oversight and regulations. For example, if states in which we have greater concentrations of mortgage loans were to change their licensing or other regulatory requirements to significantly increase our business costs, we may be required to stop doing business in those states or may be subject to higher costs of doing business in those states, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Employment litigation and related unfavorable publicity could negatively affect our future business.

Team members and former team members may, from time to time, bring lawsuits against us regarding injury, creation of a hostile workplace, discrimination, wage and hour, employee benefits, sexual harassment and other employment issues. In recent years there has been an increase in the number employment-related actions in states with favorable employment laws, such as California, as well as an increase in the number of discrimination and harassment claims against employers generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Companies that have faced employment or harassment related lawsuits have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their businesses. If we experience significant incidents involving employment or harassment related claims, we could face substantial out-of-pocket losses, fines and negative publicity if claims are not covered by our liability insurance. In addition, such claims may give rise to litigation, which may be time consuming, distracting to our management team and costly.

Loss of our key management could result in a material adverse effect on us.

Our future success depends to a significant extent on the continued services of our senior management, specifically our Chief Executive Officer, Chief Financial Officer, and the executive management team overseeing our servicing and origination operations. The experience of our senior executives is a valuable asset to us. Our management team has significant experience in the residential mortgage origination and servicing industry. We do not maintain “key person” life insurance for any of our personnel. The loss of the services of any member of senior management could have an adverse effect on our business, financial condition, liquidity and results of operations.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire such personnel in the future, our ability to implement our business objectives could be limited. Difficulties with hiring, employee training and other labor issues could disrupt our operations.

We operating in a highly competitive industry for recruiting qualified and experienced personnel. Our operations depend substantially on the contributions and abilities of key production leaders and their teams and other personnel with knowledge of our technology systems. We may not be able to retain such critical employees, successfully hire and train new employees or integrate new employees into our programs and policies. Any such difficulties would reduce our operating efficiency and increase our costs of operations and could harm our overall financial condition. If competition for qualified personnel intensifies or the pool of qualified candidates becomes more limited, we may not be able to attract and retain high-quality personnel in the future. In addition, we are often involved in litigation associated with restrictive covenants in our employment agreements when personnel leave or we hire new personnel subject to such agreements. The inability to attract or retain qualified personnel could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We may be required to repurchase or substitute mortgage loans that we have sold, or indemnify purchasers of our mortgage loans, if these loans fail to meet certain criteria or characteristics or under other circumstances.

The agreements governing our securitized pools of loans and our contracts with purchasers of our whole loans contain provisions that require us to indemnify or repurchase the related loans under certain circumstances. While our contracts vary, they contain provisions that require us to repurchase loans if:

•

the representations and warranties concerning loan quality and loan circumstances are inaccurate, including representations concerning mortgage fraud, compliance with investor or insurer underwriting requirements;

•	we fail to secure adequate mortgage insurance within a certain period after closing;

•	a mortgage insurance provider denies coverage;

•	we fail to comply, at the individual loan level or otherwise, with regulatory requirements in the current dynamic regulatory environment; or

•	the customer fails to make certain initial loan payments due to the purchaser.

We are subject to repurchase and substitution claims and may continue to receive claims in the future. Fannie Mae and Freddie Mac require a transferee servicer to bear the repurchase and indemnification risk arising out of the prior breaches of representations, warranties and covenants by the seller of the loan to the GSE and prior servicers. If we are required to indemnify, repurchase or substitute loans that we originate, or have previously originated and sell or securitize, or service that in each case result in losses that exceed our reserve, this could adversely affect our business, financial condition and results of operations.

In certain cases involving mortgage lenders from whom loans were acquired through our correspondent production activities or from which we purchased MSRs, we may have contractual rights to either recover some or all of our indemnification losses or otherwise demand repurchase of the affected loans. Depending on the volume of repurchase and indemnification requests, some of these mortgage lenders may not be able to financially fulfill their obligation to indemnify us or repurchase the affected loans. If a material amount of recovery cannot be obtained from these mortgage lenders, our business, financial condition, liquidity and results of operations could be materially and adversely affected. We also may be required to indemnify FHA, VA or RDS and pay civil money penalties for defective loan origination and servicing.

We also may be subject to claims by investors for repayment of a portion of the premium received from investors on the sale of certain loans if such loans are repaid in their entirety within a specified time period after the sale of the loans. Any significant repurchases, substitutions, indemnifications or premium recapture could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, with respect to delinquent Ginnie Mae mortgage loans that we service, we are required to repurchase such loans prior to foreclosing and liquidating the mortgaged property securing such loans. For the six months ended June 30, 2020, Ginnie Mae accounted for 33.1% of our servicing portfolio based on outstanding principal balance.

As of June 30, 2020, we have recorded a reserve of $41.1 million for repurchase and indemnification obligations, of which $20.5 million was recorded in the quarter ended June 30, 2020 to cover potential losses on forbearance loans related to COVID-19. Actual repurchase and indemnification obligations could materially exceed the reserves we have recorded in our financial statements. The allowance for loan repurchases and indemnifications is the estimate of probable losses based on the best information available and requires the application of significant judgment and the use of a number of assumptions. These assumptions include the estimated amount and timing of repurchase and indemnification requests, the expected success rate in defending against requests, and estimated losses on repurchases and indemnification. The allowance for loan repurchases and indemnification does not reflect losses from litigation or governmental and regulatory examinations, investigations or inquiries. Based on our belief that it uses the best information available in estimating the liability, actual experience can vary significantly from the assumptions as the estimation process is inherently uncertain. There can be no guarantee that future losses may not be in excess of the recorded liability.

We may not be successful in implementing certain strategic initiatives.

Certain strategic initiatives, which are designed to improve our results of operations and drive long-term stockholder value, include:

•	continuing to focus on retaining existing servicing customer relationships related to our Direct Strategy;

•	providing incremental growth for our Direct Strategy by focusing on new customer acquisition in our DTC channel;

•	expanding our reach in the Local Strategy with continued investment in direct-to-broker channel within the wholesale channel;

•	continuing our investment in centralized operations to improve our end-to-end loan fulfillment processes;

•	continuing to build upon our Local Strategy to organically recruit industry-leading loan consultants;

•	enhancing data analytics capabilities to deepen customer relationships from our wealth of customer data; and

•	continuing to be active acquirers whenever quality opportunities arise at reasonable valuations to further enhance our platform.

There is no assurance that we will be able to successfully implement these strategic initiatives, that we will be able to realize all of the projected benefits of our plans or that we will be able to compete successfully in new markets and our efforts may be more expensive and time consuming than we expect, which could adversely affect our business, financial condition and results of operations.

We rely on internal models to manage risk and to make business decisions. Our business could be adversely affected if those models fail to produce reliable and/or valid results.

We make significant use of business and financial models in connection with our proprietary technology to measure and monitor our risk exposures, evaluate risk profiles associated with loans, and to manage our business. For example, we use models to measure and monitor our exposures to interest rate, credit and other market risks and to forecast credit losses. The information provided by these models is used in making business decisions relating to strategies, initiatives, transactions, pricing and products. Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as future mortgage loan demand, default rates, severity rates, home price trends and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models or inappropriate application of a model to products or events outside of the model’s intended use. In particular, models are less dependable when the economic environment is outside of historical experience and the models we utilize may fail to accurately assess the impact of, or predict outcomes related to, the COVID-19 pandemic.

In addition, we continually receive new economic and mortgage loan market data, such as housing starts and sales and home price changes. Our critical accounting estimates, such as the value of our mortgage loans held for sale and our MSR, are subject to change, often significantly, due to the nature and magnitude of changes in market conditions. However, there is generally a lag between the availability of this market information and the preparation of our combined financial statements. When market conditions change quickly and in unforeseen ways, there is a risk that the assumptions and inputs reflected in our models are not representative of current market conditions.

The dramatic changes in the housing, credit and capital markets have required frequent adjustments to our models and the application of greater management judgment in the interpretation and adjustment of the results produced by our models. This application of greater management judgment reflects the need to take into account updated information while continuing to maintain controlled processes for model updates, including model development, testing, independent validation and implementation. As a result of the time and resources, including technical and staffing resources, that are required to perform these processes effectively, it may not be possible to replace existing models quickly enough to ensure that they will always properly account for the impacts of recent information and actions.

The industry in which we operate is highly competitive and our inability to compete successfully could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry that is likely to become even more competitive as a result of economic, legislative, regulatory or technological changes. Competition to service mortgage loans and for mortgage loan originations comes primarily from commercial banks and savings institutions and non-bank lenders and mortgage servicers. A number of our competitors are substantially larger and have considerably greater financial, technical and marketing resources, and typically have access to greater financial resources and lower funding costs. All of these factors place us at a competitive disadvantage. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of revenue generating options (e.g., originating types of loans that we choose not to originate) and establish more favorable relationships than we can.

We operate at a competitive disadvantage to United States federal banks and thrifts and their subsidiaries because they enjoy federal preemption and, as a result, conduct their business under relatively uniform United States federal rules and standards and are generally not subject to many of the laws of the states in which they do business (including state “predatory lending” laws). Unlike our federally-chartered competitors, we are generally subject to all state and local laws, in addition to federal laws, applicable to mortgage loan lenders in each jurisdiction in which we lend. Moreover, the rating agencies impose restrictions and requirements on non-federally-chartered entities arising from certain state or local lending-related laws or regulations that do not apply to federally-chartered-institutions. This disparity may have the effect of giving those federally-chartered entities legal and competitive advantages over us. The intense competition in the mortgage loan market has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements.

Our mortgage loan origination business consists of providing purchase money loans to homebuyers, refinancing existing loans and acquiring newly originated mortgage loans that have been underwritten to our standards from correspondent sellers. We originate and acquire through different channels such as third party originations through mortgage brokers, retail offices and loan correspondent purchases, each with its own competitive forces. For example, the mortgage brokers from which we obtain loans in process and loan correspondents from which we purchase loans are not contractually obligated to do business with us, and our competitors also have relationships with these lenders and brokers and actively compete with us. From time to time, such competition in any one origination channel may contribute to lower margins and loan volumes.

We focus on the market for Agency-eligible mortgage loan production and servicing, which has represented a majority of total origination volume in the industry over the past ten years. Competition for the origination of these loans is heightened because many of our competitors are able to offer Agency-eligible mortgage loans on terms that are similar to what we can offer. In the near term, we expect Agency-eligible products to generally remain the majority of total loan origination. However, to the extent liquidity in the mortgage market significantly increases, and alternative products such as second liens and lower credit-quality products become more widely accepted in the market, there may be less demand for Agency-eligible mortgage loans, and our mortgage production volume may be adversely impacted, which would reduce our revenues and profitability. To date, we have grown our loan origination volumes on the basis of our product offerings, technical knowledge, manufacturing quality, speed of execution, interest rates and fees, as well as the relationships we have established through our network of referral partners, mortgage lenders and brokers.

We have also grown a portion of our retail channel through acquisitions. We expect that future growth in our retail channel will come from a balance of recruiting new mortgage loan originators, as well as through the acquisition of smaller mortgage origination platforms, and we expect to face significant competition for both of these opportunities. In our retail channel, we are focused on minimizing attrition and retaining our current team of loan officers and production leaders, including managers, regional and divisional vice presidents, and there is competition for talent. The loss of a region or division could have a significant adverse impact on production.

We may experience significant growth in our loan origination volumes. If we do not effectively manage our growth and are unable to consistently maintain quality of execution, our reputation and existing relationships with referral partners, mortgage lenders and brokers could be damaged, we may not be able to develop new relationships with referral partners, mortgage lenders and brokers, our new mortgage products may not gain widespread acceptance and the quality of our correspondent production and other origination efforts could suffer, all of which could negatively affect our brand and operating results.

Competition in the mortgage loan industry can take many other forms, including interest rates and fees charged for a loan, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. With the proliferation of smartphones and technological changes enabling improved payment systems and cheaper data storage, newer market participants, often called “disruptors,” are reinventing aspects of the financial industry and capturing profit pools previously enjoyed by existing market participants. As a result, the lending industry could become even more competitive if new market participants are successful in capturing market share from existing market participants such as ourselves. Competition to service residential loans may result in lower margins. Our servicing competitors may decide to modify their servicing model to compete more directly with our servicing model, or our servicing model may generate lower margins as a result of competition or as overall economic conditions improve. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition or results of operations.

We may not be able to retain loans from customers who refinance.

One of the focuses of our origination efforts is retention, which involves actively working with existing customers to refinance their mortgage loans with us instead of another residential mortgage originator of mortgage loans. Customers who refinance have no obligation to refinance their loans with us and may choose to refinance with a different originator. Additionally, we may elect not to refinance an existing customer’s mortgage loan due to a number of reasons, including the customer’s inability to meet our eligibility requirements. If customers refinance with a different originator, this decreases the profitability of our retained servicing portfolio because the original loan will be repaid, and we will not have an opportunity to earn further servicing fees after the original loan is repaid. Moreover, retention allows us to generate additional loan servicing more cost-effectively than MSR acquired on the open market. If we are not successful in retaining our existing loans that are refinanced, our servicing portfolio will become increasingly subject to run-off.

We may not realize all of the anticipated benefits of previous or potential acquisitions and dispositions.

Although we have previously acquired loan origination businesses and servicing assets, we can provide no assurances that we will be successful in identifying additional future opportunities that meet our acquisition criteria or that, once identified, we will be successful in completing an acquisition. Our ability to realize the anticipated benefits of previous or potential acquisitions will depend, in part, on our ability to scale-up to appropriately service such assets and integrate the businesses of any acquired companies with our business.

The risks associated with acquisitions include, among others:

•	unanticipated issues in integration;

•	not retaining key employees, including production leaders and team members, or customers;

•	unknown or contingent liabilities assumed in connection with the acquired business or assets, including liabilities associated with indemnity obligations and litigation costs;

•	integrating and training new employees; and

•	inaccuracy of valuation and/or operating assumptions supporting our purchase price.

Individually or collectively, these transactions could substantially increase the UPB, or alter the composition of our portfolio of mortgage loans that we service or have an otherwise significant impact on our business. Additionally, we may make potentially significant acquisitions which could expose us to greater risks than we currently experience in servicing our current portfolio and adversely affect our business, financial condition and results of operations.

We can provide no assurances that we will enter into any such agreements or as to the timing of any potential transactions. The transaction process may disrupt our business including diverting management’s attention from ongoing business concerns. We also may not realize all of the anticipated benefits of potential future transactions, which could adversely affect our business, financial condition and results of operations. Furthermore, we may incur additional indebtedness to pay for acquisitions, thereby increasing our leverage and diminishing our liquidity.

We are vulnerable to the potential difficulties associated with rapid expansion.

We have grown rapidly over the last several years primarily through internal growth. We believe that our future success depends on our ability to manage the rapid growth that we have experienced and the demands from increased responsibility on our management personnel. The following factors could present difficulties to us:

•	lack of experienced management-level personnel;

•	increased cost to train new employees on our technology systems;

•	increased administrative burden;

•	increased logistical problems common to large, expansive operations;

•	increased credit and liquidity risk; and

•	increased regulatory scrutiny.

If we do not manage these potential difficulties successfully, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we plan to continue both strategic and opportunistic growth, which can present substantial demands on management, personnel and other aspects of our operations, especially if our growth occurs rapidly. See the risk factor entitled, “We may not realize all of the anticipated benefits of previous or potential acquisitions and dispositions.” We may face difficulties in managing that growth effectively, which could damage our reputation, limit our growth and have a material adverse effect on our business, financial condition and results of operations.

We are, and intend to continue, developing new products and services, and our failure to accurately predict their demand or growth could have an adverse effect on our business.

We are, and intend in the future to continue, investing significant resources in developing new tools, features, services, products and other offerings. New initiatives are inherently risky, as each involves unproven business strategies and new products and services with which we have limited or no prior development or operating experience. Risks from our innovative initiatives include those associated with potential defects in the design and development of the technologies used to automate processes, misapplication of technologies, the reliance on data that may prove inadequate, and failure to meet customer expectations, among others. New products and services we develop may also be subject to stringent regulatory review, which could increase the length of time it takes to bring such products or services to market. As a result of these risks, we could experience increased claims, reputational damage or other adverse effects, which could be material. Additionally, we can provide no assurance that we will be able to develop, commercially market and achieve acceptance of our new products and services, and our investment of resources to develop new products and services may either be insufficient or result in expenses that are excessive in light of revenue actually originated from these new products and services.

The profile of potential customers using our new products and services may not be as attractive as the profile of the customers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Failure to accurately predict demand or growth with respect to our new products and services could have an adverse impact on our business, and there is always risk that these new products and services will be unprofitable, will increase our costs or will decrease our operating margins or take longer than anticipated to achieve target margins. Further, our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from our existing business. If we do not realize the expected benefits of our investments, our business may be harmed.

We may not be able to fully utilize our net operating loss, or NOL, and other tax carry forwards.

As of December 31, 2019, we had $693.3 million of NOL carryforwards, which will begin to expire in 2029. Our ability to utilize NOLs and other tax carry forwards to reduce taxable income in future years could be limited for various reasons, including as a result of one or more ownership changes under Section 382 of the Internal Revenue Code of 1986 (which subject NOLs to an annual limitation on usage and which currently applies to $35.9 million of our NOL carryforwards), if projected future taxable income is insufficient to recognize the full benefit of such NOL carry forwards prior to their expiration and/or the Internal Revenue Service, or the IRS, challenges that a transaction or transactions were concluded with the principal purpose of evasion or avoidance of Federal income tax. There can be no assurance that we will have sufficient taxable income in later years to enable us to use the NOLs before they expire, or that the IRS will not challenge the use of all or any portion of the NOLs.

The IRS could challenge the amount, timing and/or use of our NOL carry forwards.

The amount of our NOL carry forwards has not been audited or otherwise validated by the IRS. Among other things, the IRS could challenge the amount, the timing and/or our use of our NOLs. Any such challenge, if successful, could significantly limit our ability to utilize a portion or all of our NOL carry forwards. In addition, calculating whether an ownership change has occurred within the meaning of Section 382 is subject to inherent uncertainty, both because of the complexity of applying Section 382 and because of limitations on a publicly traded company’s knowledge as to the ownership of, and transactions in, its securities. Therefore, the calculation of the amount of our utilizable NOL carry forwards could be changed as a result of a successful challenge by the IRS or as a result of new information about the ownership of, and transactions in, our securities.

Possible changes in legislation could negatively affect our ability to use the tax benefits associated with our NOL carry forwards.

The rules relating to U.S. federal income taxation are periodically under review by persons involved in the legislative and administrative rulemaking processes, by the IRS and by the U.S. Department of the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes, including decreases in the tax rate. Future revisions in U.S. federal tax laws and interpretations thereof could adversely impact our ability to use some or all of the tax benefits associated with our NOL carry forwards.

Changes in tax laws may adversely affect us, and the IRS or a court may disagree with tax positions taken by us, which may result in adverse effects on our financial condition or the value of our common stock.

The Tax Cuts and Jobs Act, or the TCJA, enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, use of net operating loss carry forwards, taxation of foreign income, and the foreign tax credit, among others.

The CARES Act, enacted on March 27, 2020, in response to the COVID-19 pandemic, further amended the U.S. federal tax code, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In addition, the IRS has yet to issue guidance on a number of important issues regarding the changes made by the TCJA and the CARES Act. In the absence of such guidance, we will take positions with respect to a number of unsettled issues. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.

Changes in the method of determining the London Inter-Bank Offered Rate, or LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest income or expense.

On July 27, 2017, the United Kingdom Financial Conduct Authority, which oversees LIBOR, formally announced that it could not assure the continued existence of LIBOR in its current form beyond the end of 2021, and that an orderly transition process to one or more alternative benchmarks should begin. In April 2018, the Federal Reserve Bank of New York, in conjunction with the AARC, a steering committee comprised of large U.S. financial institutions, announced replacement of U.S. LIBOR with a new index calculated by short-term repurchase agreements, backed by U.S. Treasuries called the Secured Overnight Financing Rate. The first publication of SOFR was released in April 2018. Whether or not SOFR attains market acceptance as a LIBOR replacement remains in question, and the future of LIBOR at this time is uncertain. The selection of SOFR as the alternative reference rate currently presents certain market concerns, because a term structure for SOFR has not yet developed, and there is not yet a generally accepted methodology for adjusting SOFR, which represents an overnight, risk-free rate, so that it will be comparable to LIBOR, which has various tenors and reflects a risk component. In addition, our hedging strategies may be adversely impacted as no active market exists for derivative instruments tied to SOFR.

Certain of our debt agreements currently utilize a LIBOR benchmark. It is unclear whether, or in what form, LIBOR will continue to exist after 2021. If LIBOR ceases to exist or if the methods of calculating LIBOR change from current methods for any reason, interest rates on our floating rate loans, deposits, obligations, derivatives, and other financial instruments tied to LIBOR rates, as well as the revenue and expenses associated with those financial instruments, may be adversely affected as we transition to SOFR or another alternative reference rate.

We could be adversely affected if we inadequately obtain, maintain, protect and enforce our intellectual property and proprietary rights, and we may encounter disputes from time to time relating to our use of the intellectual property of third parties.

Trademarks and other intellectual property and proprietary rights are important to our success and our competitive position. We rely on a combination of trademarks, service marks, copyrights, patents, trade secrets and domain names, as well as confidentiality procedures and contractual provisions to protect our intellectual property and proprietary rights. Despite these measures, third parties may attempt to disclose, obtain, copy or use intellectual property rights owned or licensed by us and these measures may not prevent misappropriation, infringement, reverse engineering or other violation of intellectual property or proprietary rights owned or licensed by us, particularly in foreign countries where laws or enforcement practices may not protect our proprietary rights as fully as in the United States. Furthermore, confidentiality procedures and contractual provisions can be difficult to enforce and, even if successfully enforced, may not be entirely effective. In addition, we cannot guarantee that we have entered into confidentiality agreements with all team members, partners, independent contractors or consultants that have or may have had access to our trade secrets and other proprietary information. Any issued or registered intellectual property rights owned by or licensed to us may be challenged, invalidated, held unenforceable or circumvented in litigation or other proceedings, including re-examination, inter partes review, post-grant review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), and such intellectual property rights may be lost or no longer provide us meaningful competitive advantages. Third parties may also independently develop products, services and technology similar to or duplicative of our products and services.

In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and could result in the diversion of time and attention of our management team and could result in the impairment or loss of portions of our intellectual property. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. Our failure to secure, maintain, protect and enforce our intellectual property rights could adversely affect our brands and adversely impact our business.

Our success and ability to compete also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We have encountered, and may in the future encounter, disputes from time to time concerning intellectual property rights of others, including our competitors, and we may not prevail in these disputes. Third parties may raise claims against us alleging an infringement, misappropriation or other violation of their intellectual property rights, including trademarks, copyrights, patents, trade secrets or other intellectual property or proprietary rights. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid all alleged infringements, misappropriations or other violations of such intellectual property rights. In addition, former employers of our current, former or future team members may assert claims that such team members have improperly disclosed to us the confidential or proprietary information of these former employers. The resolution of any such disputes or litigations is difficult to predict. Future litigation may also involve non-practicing entities or other intellectual property owners who have no relevant product offerings or revenue and against whom our ownership of intellectual property may therefore provide little or no deterrence or protection. An assertion of an intellectual property infringement, misappropriation or other violation claim against us may result in adverse judgments, settlement on unfavorable terms or cause us to spend significant amounts to defend the claim, even if we ultimately prevail and we may have to pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), cease offering certain products or services, or incur significant license, royalty or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement, misappropriation or other violation against us are without merit, defending against such claims could be costly, time consuming and could result in the diversion of time and attention of our management team. In addition, although in some cases a third party may have agreed to indemnify us for such infringement, misappropriation or other violation, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Regulatory and Legal Risks Related to Our Business

We operate in a highly regulated industry, and our mortgage loan origination and servicing activities expose us to risks of noncompliance with an expanding and often inconsistent body of complex laws and regulations at the federal, state and local levels.

Due to the highly regulated nature of the mortgage industry, we are required to comply with a myriad of federal, state and local laws and regulations that govern the manner in which we conduct our loan production and servicing businesses. Because we originate and service mortgage loans nationwide, we must comply with the respective laws and regulations of each jurisdiction, as well as with judicial and administrative decisions applicable to us. These regulations and decisions directly impact our business and require ongoing compliance, monitoring and internal and external audits.

We are required to comply with numerous federal consumer protection and other laws, including, but not limited to:

•	the Real Estate Settlement Procedures Act, or RESPA, and Regulation X, which require certain disclosures to be made to the borrower at application, as to the lender’s good faith estimate of loan origination costs, and at closing with respect to the actual real estate settlement statement costs (for most loans, such disclosures are in conjunction with those required under the Truth in Lending Act), prohibits kickback in connection with the referral of the settlement service business and applies to certain loan servicing practices including escrow accounts, requests for information from borrowers, servicing transfers, lender-placed insurance, error resolution and loss mitigation;

•

the Truth in Lending Act, or TILA, including the Home Ownership and Equity Protection Act of 1994, or HOEPA, and Regulation Z, which regulate mortgage loan origination and servicing activities, require certain disclosures be made to borrowers throughout the loan process regarding terms of mortgage financing (including those disclosures required under the TILA-RESPA Integrated Disclosure, or TRID, rule), provide for a three-day right to rescind some transactions, regulate certain higher-priced and high-cost mortgages, require lenders to make a reasonable and good faith determination that consumers have the ability to repay the loan prior to consummation, mandate home ownership counseling for high-cost mortgage applicants, impose restrictions on loan originator compensation, and apply to certain loan servicing practices;

•

the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, and Regulation V, which regulate the use and reporting of information related to the credit history of consumers, require disclosures to consumers regarding the use of credit report information in certain credit decisions and require lenders to take measures to prevent or mitigate identity theft;

•

the Equal Credit Opportunity Act and Regulation B, which prohibit discrimination on the basis of age, race and certain other characteristics in the extension of credit, requires creditors to deliver copies of appraisals and other valuations, and requires certain notifications to applicants for credit;

•	the Homeowners Protection Act, which requires certain disclosures and the cancellation or termination of private mortgage insurance once certain equity levels are reached;

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the Home Mortgage Disclosure Act and Regulation C, which require reporting of loan application, origination and purchase data, including the number of loan applications originated, approved but not accepted, denied purchased, closed for incompleteness and withdrawn;

•	the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin and certain other characteristics;

•	the Fair Debt Collection Practices Act, or FDCPA, which regulates the timing and content of debt collection communications and debt collection practices;

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the Gramm-Leach-Bliley Act and Regulation P, which require initial and periodic communication with consumers on privacy matters, provide limitations on sharing non-public personal information, and the maintenance of privacy and security regarding certain consumer data in our possession;

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the Bank Secrecy Act, or BSA, and related regulations including the Office of Foreign Assets Control and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or the USA PATRIOT Act, which impose certain due diligence and recordkeeping requirements on lenders to detect and block money laundering that could support terrorist activities;

•	the Secure and Fair Enforcement for Mortgage Licensing Act, or the SAFE Act, which imposes state licensing requirements on mortgage loan originators;

•	the Servicemembers Civil Relief Act, or the SCR Act, which provides financial protections for eligible service members;

•	the Federal Trade Commission Act, the FTC Credit Practices Rules and the FTC Telemarketing Sales Rule, which prohibit unfair or deceptive acts or practices and certain related practices;

•	the Telephone Consumer Protection Act, or the TCPA, which restricts telephone solicitations and automatic telephone equipment in connection with both origination and servicing of loans;

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the Mortgage Acts and Practices Advertising Rule, Regulation N, which prohibits certain unfair and deceptive acts and practices related to mortgage advertising and imposes record keeping requirements on advertisers;

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the Consumer Financial Protection Act, enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which (among other things) created the Consumer Financial Protection Bureau, or the CFPB, and gave it broad rulemaking authority over certain enumerated consumer financial laws and supervisory and enforcement jurisdiction over mortgage lenders and servicers, and prohibits any unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service; and

•	the Bankruptcy Code and bankruptcy injunctions and stays, which can restrict collection of debts.

Our failure to comply with applicable federal, state and local consumer protection laws could lead to:

•	loss of our licenses and approvals to engage in our servicing and lending businesses;

•	loss of ability to sell mortgages to GSEs;

•	loss of ability to service GSE mortgages;

•	damage to our reputation in the industry;

•	governmental investigations and enforcement actions;

•	administrative fines and penalties and litigation;

•	civil and criminal liability, including class action lawsuits;

•	an inability to raise capital;

•	rescission or voiding of mortgage loans in certain circumstances; and

•	an inability to execute on our business strategy, including our growth plans.

Any of these outcomes would materially and adversely affect our business and our financial condition, liquidity and results of operations.

The volume of new and revised laws and regulations and judicial and administrative decisions, at both federal and state levels, that affect our business has increased in recent years. In addition, individual cities and counties have begun to enact such laws. The laws and regulations of each applicable jurisdiction are complex, different and, in many cases, inconsistent or in direct conflict with each other. Moreover, such laws and regulations change frequently. All of these laws and regulations are subject to interpretation and enforcement by federal, state and local law, regulatory and enforcement authorities. Given the consumer-oriented nature of our business, various regulatory authorities have in the past examined and monitored our industry and us, and are expected to continue do so. To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that would be financially or competitively detrimental to us. We expect to continue to incur costs to comply with governmental regulations. Finally, certain legislative actions and judicial decisions can give rise to the initiation of lawsuits against us for activities we conducted in the past.

The recent influx of new laws, regulations, and other directives adopted in response to the recent COVID-19 pandemic exemplifies the ever-changing and increasingly complex regulatory landscape we operate in. While some regulatory reactions to COVID-19 relaxed certain compliance obligations, the forbearance requirements imposed on mortgages servicers in the CARES Act added new regulatory responsibilities. The GSEs and the FHFA, Ginnie Mae, HUD, various investors and others have also issued guidance relating to COVID-19. In recent weeks, we received and expect to continue to receive inquiries from various federal and state lawmakers, attorneys general and regulators seeking information on our COVID-19 response and its impact on our business, team members, and customers. Future regulatory scrutiny and enforcement resulting from COVID-19 is unknown. For further information regarding the impact of the COVID-19 pandemic, see the risk factor entitled “The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees.”

As these federal, state and local laws evolve, it may become more challenging for us to remain abreast of these developments comprehensively, to interpret changes accurately and to train our personnel effectively with respect to these laws and regulations. These difficulties potentially increase our exposure to the risks of noncompliance with these laws and regulations, which could materially and adversely affect our business, financial condition and results of operations. In addition, our failure to comply with these laws, regulations and rules may result in reduced payments by borrowers, modification of the original terms of mortgage loans, permanent forgiveness of debt, delays in the foreclosure process, increased servicing advances, litigation, enforcement actions and repurchase and indemnification obligations. A failure to adequately supervise service providers, including outside foreclosure counsel, may also have these negative results.

The laws and regulations applicable to us are subject to administrative or judicial interpretation, but some may not yet have been interpreted or may be interpreted infrequently. Ambiguities in applicable laws and regulations may leave uncertainty with respect to permissible practices and may lead to regulatory investigations, governmental enforcement actions or private causes of action with respect to our compliance. Such ambiguities may be construed adversely to mortgage loan originators and servicers. Furthermore, provisions of our mortgage loan agreements could be construed as unenforceable by a court. We have been, and expect to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to our compliance with applicable laws and regulations. In the ordinary course of business, we are subject to periodic federal and state regulatory examinations, inquiries, subpoenas, requests for information and other actions that could result in regulatory action against us.

Also, there continue to be changes in laws, rulemaking and licensing requirements, which require technology changes and additional implementation costs for loan originators and servicers. We expect that legislative and regulatory changes will continue in the foreseeable future, which may increase our operating expenses. Although we have systems and procedures designed to comply with these legal and regulatory requirements, we cannot assure you that more restrictive laws and regulations will not be adopted in the future, that governmental bodies or courts will not interpret existing laws or regulations in a more restrictive manner or that we may be found to have not complied or may have difficulty continuing to comply in all respects with existing legal and regulatory requirements, which could render our current business practices non-compliant or which could make compliance more difficult or expensive.

Mortgaged properties securing the mortgage loans we service may be subject to homeowners or condominium associations, board, corporation or similar entities with authority to create a lien on the property as a result of the non-payment of dues, fees and/or assessments that are payable with respect to such property. In certain jurisdictions, the failure to pay such dues, fees or assessments can give rise to liens that may be senior to, or extinguish, the lien of the related mortgage on the property. Failure to pay these amounts could result in senior liens on the property that would lessen the amount received in any sale of the property (or in some states, in the case of the failure to pay such dues, fees or assessments, could extinguish the lien under the related mortgage). Also, if a super priority lien is used to extinguish a lien on a related mortgage loan, FHA insurance may not cover all interest and principal on the related mortgage loan.

Federal law provides that property purchased or improved with assets derived from criminal activity or otherwise tainted, or used in the commission of certain offenses, can be seized and ordered forfeited to the United States. The offenses that can trigger such a seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the BSA, the anti-money laundering laws and regulations, including the USA PATRIOT Act and the regulations issued pursuant to that Act, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs. In the event of a forfeiture proceeding, a lender may be able to establish its interest in the property by proving that (1) its mortgage was executed and recorded before the commission of the illegal conduct from which the assets used to purchase or improve the property were derived or before the commission of any other crime upon which the forfeiture is based or (2) the lender, at the time of the execution of the mortgage, “did not know or was reasonably without cause to believe that the property was subject to forfeiture.” However, there is no assurance that such a defense will be successful.

The SCR Act and comparable state laws provide relief to mortgagors who enter active military service and to mortgagors in reserve status who are called to active duty after the origination of their mortgage loans. Certain state laws provide relief similar to that of the SCR Act and may permit the mortgagor to delay or forego certain interest and principal payments and avoid foreclosure. The response of the United States to the terrorist attacks on September 11, 2001 and to the current situation in the Middle East and elsewhere has involved military operations that have placed a substantial number of citizens on active-duty status, including persons in reserve status or in the National Guard who have been called or will be called to active-duty. It is possible that the number of reservists and members of the National Guard placed on active-duty status in the future may increase. The SCR Act provides generally that a mortgagor who is covered by the SCR Act may not be charged interest (which includes service charges, renewal charges, fees or any other charges except bona fide insurance) on a mortgage loan in excess of 6% per annum during the period of the mortgagor’s active duty and one year thereafter. These shortfalls are not required to be paid by the mortgagor at any future time. The SCR Act and comparable state laws also limit the ability of the servicer to foreclose on a mortgage during the mortgagor’s period of active duty and, in some cases, during an additional three month period thereafter. As a result, there may be delays in payment, increased expenses related to servicing, delays in foreclosures and increased losses on the mortgage loans.

Any of these, or other changes in laws or regulations could adversely affect our business, financial condition and results of operations. In addition, the current federal administration has indicated it may propose significant policy and regulatory changes; while it is not possible to predict when and whether significant policy or regulatory changes may occur, any such changes on the federal, state or local level could significantly impact, among other things, our operating expenses, the availability of mortgage financing, interest rates, consumer spending, the economy and the geopolitical landscape. To the extent that the current administration takes action by proposing and/or passing additional regulatory policies that could have a negative impact on our industry, such actions may have a material adverse effect on our business, financial condition and results of operations.

The CFPB continues to be active in its monitoring of the loan origination and servicing sectors, and its recently issued rules increase our regulatory compliance burden and associated costs.

We are subject to the regulatory, supervisory and examination authority of the CFPB, which has oversight of federal and state non-depository lending and servicing institutions, including residential mortgage originators and loan servicers. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, including TILA and RESPA and the Fair Debt Collections Practices Act. The CFPB has issued a number of regulations under the Dodd-Frank Act relating to loan origination and servicing activities, including ability-to-repay and “Qualified Mortgage” standards and other origination standards and practices as well as servicing requirements that address, among other things, periodic billing statements, certain notices and acknowledgements, prompt crediting of borrowers’ accounts for payments received, additional notice, review and timing requirements with respect to delinquent borrowers, loss mitigation, prompt investigation of complaints by borrowers, and lender-placed insurance notices. The CFPB has also amended provisions of the Home Ownership and Equity Protection Act, or HOEPA, regarding the determination of high-cost mortgages, and of Regulation B, to implement additional requirements under the Equal Credit Opportunity Act with respect to valuations, including appraisals and automated valuation models. The CFPB has also issued guidance to loan servicers to address potential risks to borrowers that may arise in connection with transfers of servicing. Additionally, through bulletins 2012-03 and 2016-02, the CFPB has increased the focus on lender liability and vendor management across the mortgage and settlement services industries, which may vary depending on the services being performed.

For example, the CFPB iteratively adopted rules over the course of several years regarding mortgage servicing practices that required us to make modifications and enhancements to our mortgage servicing processes and systems. While the CFPB recently announced its flexible supervisory and enforcement approach during the COVID-19 pandemic on certain consumer communications required by the mortgage servicing rules, managing to the CFPB’s loss mitigation rules with mounting CARES Act forbearance requests is particularly challenging. The intersection of the CFPB’s mortgage servicing rules and COVID-19 is evolving and will pose new challenges to the servicing industry. The CFPB’s recent publication of COVID-19-related FAQs did not resolve potential conflicts between the CARES Act with respect to reporting of consumer credit information mandated by the Fair Credit Reporting Act. There are conflicting interpretations of the CARES Act amendment of the Fair Credit Reporting Act with regards to delinquent loans entering a forbearance.

The mortgage lending sector is currently relying, for a significant portion of the mortgages originated, on a temporary CFPB regulation, commonly called the “QM Patch,” which permits mortgage lenders to comply with the CFPB’s ability to repay requirements by relying on the fact that the mortgage is eligible for sale to Fannie Mae or Freddie Mac. Reliance on the QM Patch has become widespread due to the operational complexity and practical inability for many mortgage lenders to rely on other ways to show compliance with the ability to repay regulations. See the risk factor entitled, “Our business is highly dependent on Ginnie Mae, Fannie Mae and Freddie Mac and certain federal and state government agencies, and any changes in these entities or their current roles could materially and adversely affect our business, liquidity, financial position and/or results of operations.” The QM Patch is scheduled to expire on January 10, 2021 or sooner if Fannie Mae and Freddie Mac exit FHFA conservatorship. In June 2020, the CFPB issued proposed rules to revise its ability to repay requirements and to extend the QM Patch until those revisions are effective. We cannot predict what final actions the CFPB will take and how it might affect us and other mortgage originators.

The CFPB’s examinations have increased, and will likely continue to increase, our administrative and compliance costs. They could also greatly influence the availability and cost of residential mortgage credit and increase servicing costs and risks. These increased costs of compliance, the effect of these rules on the lending industry and loan servicing, and any failure in our ability to comply with the new rules by their effective dates, could be detrimental to our business. The CFPB also issued guidelines on sending examiners to banks and other institutions that service and/or originate mortgages to assess whether consumers’ interests are protected. The CFPB has conducted routine examinations of our business and will conduct future examinations.

The CFPB also has broad enforcement powers, and can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, limits on activities or functions, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and, when necessary, has issued civil money penalties to parties the CFPB determines has violated the laws and regulations it enforces. Our failure to comply with the federal consumer protection laws, rules and regulations to which we are subject, whether actual or alleged, could expose us to enforcement actions or potential litigation liabilities.

In addition, the occurrence of one or more of the foregoing events or a determination by any court or regulatory agency that our policies and procedures do not comply with applicable law could impact our business operations. For example, if the violation is related to our servicing operations it could lead to downgrades by one or more rating agencies, a transfer of our servicing responsibilities or any combination of these events. Such a determination could also require us to modify our servicing standards. The expense of complying with new or modified servicing standards may be substantial. Any such changes or revisions may have a material impact on our servicing operations, which could be detrimental to our business.

The state regulatory agencies continue to be active in their supervision of the loan origination and servicing sectors and the results of these examinations may be detrimental to our business.

We are also supervised by regulatory agencies under state law. State attorneys general, state licensing regulators, and state and local consumer protection offices have authority to investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities. In addition, the GSEs and the FHFA, Ginnie Mae, the U.S. Federal Trade Commission, or the FTC, HUD, various investors, non-agency securitization trustees and others subject us to periodic reviews and audits. A determination of our failure to comply with applicable law could lead to enforcement action, administrative fines and penalties, or other administrative action.

Our servicing practices may be subject to increased examination by our regulators, including as a result of the COVID-19 pandemic, and the results of these examinations may be detrimental to our business.

As a loan servicer, we are examined for compliance with very prescriptive U.S. federal, state and local laws, rules and guidelines by numerous regulatory agencies. It is possible that any of these regulators will inquire about our servicing practices, policies or procedures and require us to revise them in the future. The occurrence of one or more of the foregoing events or a determination by any court or regulatory agency that our servicing policies and procedures do not comply with applicable law could lead to downgrades by one or more rating agencies, a transfer of our servicing responsibilities, increased delinquencies on mortgage loans we service or any combination of these events. Such a determination could also require us to modify our servicing standards. State and federal regulators have been inquiring of servicers response to borrower requests for forbearance and loss mitigation due to the financial hardship caused by COVID-19, and we expect this to continue.

In addition, under Section 113 of the Dodd-Frank Act, FSOC is authorized to determine that a non-bank financial company’s material financial distress—or the nature, scope, size, scale, concentration, interconnectedness, or mix of its activities—could pose a threat to U.S. financial stability. Such companies will be subject to consolidated supervision by the Federal Reserve and enhanced prudential standards through designation as a “systemically important financial institution.” In its 2019 annual report, FSOC raised the issue of whether non-bank financial company’s lines may be at risk of cancellation in times of significant stress. It also questioned whether non-banks would be able to perform during a downturn in the housing or mortgage markets and absorb adverse economic shocks because of their relatively limited resources and capital and high debt burden. As a non-bank mortgage lender, we may be subject to targeted review by FSOC.

Legal proceedings, state or federal governmental examinations or enforcement actions and related costs could have a material adverse effect on our business liquidity, financial position and results of operations.

We are routinely and currently involved in a significant number of legal proceedings concerning matters that arise in the ordinary course of our business. There is no assurance that the number of legal proceedings will not increase in the future, including certified class or mass actions. These legal proceedings range from actions involving a single plaintiff to putative class action lawsuits with potentially tens of thousands of class members. These actions and proceedings are generally based on alleged violations of consumer protection, securities, employment, contract, tort, common law fraud and numerous other laws, including, but not limited to, the Equal Credit Opportunity Act, Fair Debt Collection Practices Act, Fair Credit Reporting Act, Real Estate Settlement Procedures Act, National Housing Act, Homeowners Protection Act, Servicemember’s Civil Relief Act, Telephone Consumer Protection Act, Truth in Lending Act, Financial Institutions Reform, Recovery, and Enforcement Act of 1989, unfair, deceptive or abusive acts or practices in violation of the Dodd-Frank Act, the Securities Act of 1933, as amended, or the Securities Act, the Securities Exchange Act of 1934, or the Exchange Act, the Home Mortgage Disclosure Act, the Bankruptcy Code, False Claims Act and Making Home Affordable loan modification programs (while MHA programs have ended, claims may continue to arise). Additionally, along with others in our industry, we are subject to repurchase and indemnification claims and may continue to receive claims in the future, regarding alleged breaches of representations and warranties relating to the sale of mortgage loans, the placement of mortgage loans into securitization trusts or the servicing of mortgage loans securitizations.

Regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting claims that the practices of lenders and loan servicers result in a disparate impact on protected classes. Antidiscrimination statutes, such as the Fair Housing Act and the Equal Credit Opportunity Act, prohibit creditors fromdiscriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments, including the U.S. Department of Justice, or the DOJ, and CFPB, take the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionate negative affect on a protected class of individuals).

These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys, are focusing greater attention on “disparate impact” claims. The U.S. Supreme Court confirmed that the “disparate impact” theory applies to cases brought under the Fair Housing Act, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. Although it is still unclear whether the theory applies under the Equal Credit Opportunity Act, regulatory agencies and private plaintiffs can be expected to continue to apply it to both the Fair Housing Act and the Equal Credit Opportunity Act in the context of home loan lending and servicing. To extent that the “disparate impact” theory continues to apply, we may be faced with significant administrative burdens in attempting to comply and potential liability for failures to comply.

Furthermore, many industry observers believe that the “ability to repay” rule issued by the CFPB, discussed above, will have the unintended consequence of having a disparate impact on protected classes. Specifically, it is possible that lenders that make only qualified mortgages may be exposed to discrimination claims under a disparate impact theory.

In addition to reputational harm, violations of the Equal Credit Opportunity Act and the Fair Housing Act can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.

In addition, we are subject to routine periodic regulatory examinations and legal proceedings concerning matters that arise in the ordinary course of our business. As a non-bank mortgage lender, we are subject to licensure, regulation and supervision by every state, district and territory in which we do business. States examine non-bank mortgage lenders and servicers periodically, depending on state law requirements and other factors such as the lender’s size and compliance history. These examinations may include a review of the non-bank lender’s compliance with all federal and state consumer protection laws, compliance management system and internal controls. In addition, every individual loan originator must be licensed and bonded in every state, district and territory in which he or she engages in mortgage loan origination activities.

Litigation and other proceedings may require that we pay settlement costs, legal fees, damages, including punitive damages, penalties or other charges, or be subject to injunctive relief affecting our business practices, any or all of which could adversely affect our financial results. In particular, ongoing and other legal proceedings brought under federal or state consumer protection statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities and that could have a material adverse effect on our liquidity, financial position and results of operations. The costs of responding to the investigations can be substantial.

Several large mortgage originators or servicers have been subject to investigations related to residential loan servicing and origination practices, bankruptcy and collections practices, financial reporting and other aspects of their businesses by the CFPB, the SEC, the Executive Office of the United States Trustees, the Office of the Special Inspector General for the Troubled Asset Relief Program, the Department of Justice, the U.S. Department of Housing and Urban Development, the multistate coalition of mortgage banking regulators, and various State Attorneys General, which have resulted in the payment of fines and penalties, changes to business practices and the entry of consent decrees or settlements. The trend of large settlements with governmental entities may adversely affect the outcomes for other financial institutions.

Moreover, regulatory changes resulting from the Dodd-Frank Act, other regulatory changes such as the CFPB having its own examination and enforcement authority and the “whistleblower” provisions of the Dodd-Frank Act and guidance on whistleblowing programs issued by the New York Department of Financial Services could further increase the number of legal and regulatory enforcement proceedings against us. In addition, while we take numerous steps to prevent and detect employee misconduct, such as fraud, employee misconduct cannot always be deterred or prevented and could subject us to additional liability.

We establish reserves for pending or threatened legal proceedings when it is probable that a liability has been incurred and the amount of such loss can be reasonably estimated. Legal proceedings are inherently uncertain, and our estimates of loss are based on judgments and information available at that time. Our estimates may change from time to time for various reasons, including factual or legal developments in these matters. There cannot be any assurance that the ultimate resolution of our litigation and regulatory matters will not involve losses, which may be material, in excess of our recorded accruals or estimates of reasonably probable losses.

If we do not obtain and maintain the appropriate state licenses, we may not be allowed to originate or service.

Our mortgage origination and mortgage servicing activities are subject to regulation, supervision and licensing under various federal, state and local statutes and regulations. In all states in which we operate, a regulatory agency regulates and enforces laws relating to mortgage servicing companies and mortgage origination companies such as us. These rules and regulations generally provide for licensing as a mortgage lender, mortgage servicer, debt collection agency and/or third-party default specialist, as applicable, requirements as to the form and content of contracts and other documentation, licensing of our employees and employee hiring background checks, restrictions on fees, restrictions on collection practices, disclosure and recordkeeping requirements and enforcement of borrowers’ rights.

We may not be able to maintain all requisite licenses, and the failure to satisfy those and other regulatory requirements could restrict our ability to originate, broker, purchase or service residential mortgage loans. In addition, our failure to satisfy any such requirements relating to servicing of residential loans could result in a default under our servicing agreements and have a material adverse effect on our operations. Those states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses. The failure to satisfy those and other regulatory requirements could limit our ability to broker, originate, purchase or service mortgage loans in a certain state, or could result in a default under our servicing agreements and have a material adverse effect on our operations. Furthermore, the adoption of additional, or the revision of existing, rules and regulations could adversely affect our business, financial condition or results of operations.

Failure to obtain a notice of non-objection from Fannie Mae to this offering could have a material adverse effect on our business, financial condition and results of operations.

Fannie Mae has indicated that a non-objection notice from it is required in connection with this offering. We do not yet have such non-objection notice from Fannie Mae. Consummating this offering without receipt from Fannie Mae of such notice could result in a declaration by Fannie Mae of a breach by us of our contractual relationship with Fannie Mae, which may also trigger other contractual violations and regulatory notice requirements. Fannie Mae reserves the right to terminate an approved entity that breaches its contractual relationship with Fannie Mae. If Fannie Mae chooses to take such actions, it would adversely affect our ability to sell loans we originate and service those loans, which could have a material adverse effect on our profitability, business, financial condition, and results of operations.

Failure to comply with underwriting guidelines of the Agencies or of non-Agency investors could adversely impact our business.

We must comply with the underwriting guidelines of the Agencies and of non-Agency investors in order to successfully originate Agency loans, an area in which we have a substantial business. If we fail to do so, we may not be able to collect on Agency insurance. In addition, we could be subject to allegations of violations of the False Claims Act asserting that we submitted claims for insurance on loans that had not been underwritten in accordance with applicable underwriting guidelines. Violations of the False Claims Act carry civil penalties and, in some cases, treble the amount of the government’s damages. If we are found to have violated Agency underwriting guidelines, we could face regulatory penalties and damages in litigation, suffer reputational damage and we could incur losses due to an inability to collect on such insurance, any of which could materially and adversely impact our business, financial condition and results of operations. If we fail to meet the underwriting guidelines of the Agencies or of non-Agency investors we could lose our ability to underwrite loans for such investors, which could have a material adverse effect on our business, financial condition and results of operations.

Violations of predatory lending and/or servicing laws could negatively affect our business.

Various federal, state and local laws have been enacted that are designed to discourage predatory lending and servicing practices. HOEPA prohibits inclusion of certain provisions in residential loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain additional disclosures prior to origination. The Dodd-Frank Act amended HOEPA by expanding the types of mortgage loans subject to HOEPA and revising and expanding the tests for HOEPA coverage. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than are those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential loans, including loans that are not classified as “high cost” loans under HOEPA or other applicable laws, must satisfy a net tangible benefits test with respect to the related borrower. If we originate, service or acquire residential loans that are non-compliant with HOEPA or other predatory lending or servicing laws, this could subject us, as an originator, a servicer or as an assignee, in the case of acquired loans, to monetary penalties and/or we may be required to permit our customers to rescind the affected loans. Lawsuits have been brought in various states making claims against originators, servicers and assignees of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If we are found to have violated predatory or abusive lending laws, defaults could be declared under our debt or servicing agreements, we could suffer reputational damage and we could incur losses, any of which could materially and adversely impact our business, financial condition and results of operations.

If new laws and regulations lengthen foreclosure times or introduce new regulatory requirements regarding foreclosure procedures, our operating costs could increase and we could be subject to regulatory action.

When a mortgage loan we service is in foreclosure, we may be required to continue to advance delinquent principal and interest to the securitization trust and to make advances for delinquent taxes and insurance and foreclosure costs and the upkeep of vacant property in foreclosure to the extent that we determine that such amounts are recoverable. See risk factor entitled “We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.” Regulatory actions that lengthen the foreclosure process will increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances and increase the costs incurred during the foreclosure process.

The CARES Act paused all foreclosures until May 17, 2020. Although the CARES Act has not been amended yet to extend this period, relevant federal agencies have announced extensions to the moratorium on foreclosures and related evictions for their respective loans through December 31, 2020. Additionally, many state governors issued orders, directives, guidance or recommendations halting foreclosure activity including evictions. This will increase our operating costs, extend the time we advance for delinquent taxes and insurance and could delay our ability to seek reimbursement from the investor to recoup some or all of the advances.

On September 1, 2020, the Centers for Disease Control and Prevention, or the CDC, filed a notice of an agency order in the Federal Register entitled Temporary Halt in Residential Evictions to Prevent the Further Spread of COVID-19, or the Order. The Order prohibits landlords, residential property owners, or other persons or entities with the legal right to pursue an eviction from exercising such right with respect to any covered person for the period from publication through December 31, 2020.

The Order defines a “covered person” as any tenant, lessee, or resident of a residential property—including any property leased for residential purposes, such as a house, building, mobile home or land in a mobile home park, or similar dwelling leased for residential purposes, but excluding hotels, motels, and other temporary or seasonal guest housing—who provides a declaration, under penalty of perjury, to the person holding a legal right to pursue eviction indicating that:

1.	The individual has used best efforts to obtain all available government rental or housing assistance;

2.

The individual (i) expects to earn less than $99,000 per year ($198,000 for joint returns), (ii) was not required to report any income in 2019, or (iii) received an economic impact payment pursuant to the CARES Act;

3.	The individual is unable to pay full rent or housing payments due to substantial loss of household income, loss of work hours or wages, a layoff, or extraordinary out-of-pocket medical expenses;

4.	The individual is using best efforts to make timely, partial payments as close to the full payment as the individual’s circumstances permit, taking into account other nondiscretionary expenses; and

5.	The individual would likely be rendered homeless or forced to move into and live in close quarters in a new shared living situation if evicted.

A declaration must be prepared by each adult listed on the lease, rental agreement, or housing contract and does not require supporting documentation. The Order does not relieve any tenant or resident of any contractual obligations to pay rent or housing payments. Nor does the Order prohibit evictions for other reasons. The Order does not apply in states or localities with greater eviction protections or in American Samoa (where there have been no reported cases of COVID-19).

Violations of the Order may be enforced by federal authorities as well as state and local authorities cooperating pursuant to the CDC’s statutory authority to accept state and local cooperation. Violations carry potential criminal penalties for individuals of up to one year in jail and a fine of up to $100,000, which increases to up to $250,000 if a death occurs as a result of the violation. For organizations, violations can carry a penalty of up to $200,000, which increases to up to $500,000 if a death occurs as a result of the violation.

Increased regulatory scrutiny and new laws and procedures could cause us to adopt additional compliance measures and incur additional compliance costs in connection with our foreclosure processes. We may incur legal and other costs responding to regulatory inquiries or any allegation that we improperly foreclosed on a customer. We could also suffer reputational damage and could be fined or otherwise penalized if we are found to have breached regulatory requirements.

Governmental actions may limit our ability to foreclose.

The federal government, state and local governments, consumer advocacy groups and others continue to urge servicers to be aggressive in modifying mortgage loans to avoid foreclosure and federal, state and local governmental authorities have proposed and enacted numerous laws, regulations and rules relating to mortgage loans generally, including the servicing of mortgage loans, and foreclosure actions particularly. In addition, the COVID-19 pandemic has resulted in the implementation of measures to temporarily suspend foreclosures and similar or more significant measures may be implemented in the near future.

Many of these laws, regulations and rules may provide new defenses to foreclosure or otherwise delay the foreclosure process, insulate servicers from liability for modification of loans (without regard to the terms of the applicable servicing agreement) or result in limitations on upward adjustment of mortgage interest rates, reduced payments by mortgagors, permanent forgiveness of debt, increased prepayments due to the availability of government-sponsored refinancing initiatives and/or increased reimbursable servicing expenses.

In addition, several courts and state and local governments and their elected or appointed officials also have taken unprecedented steps to slow the foreclosure process or prevent foreclosure altogether. The CFPB released final rules, which we refer to as the CFPB Servicing Rules, incorporate into Regulations X and Z many provisions of previous settlement agreements and implement provisions of the Dodd–Frank Act related to a number of fundamental servicing activities, including mortgagor communications, loss mitigation, information management and complaint and error resolution. The CFPB Servicing Rules became effective on January 10, 2014 and, among other things, target early intervention with borrowers following initial delinquency and impose detailed requirements applicable in each step of a servicer’s loss mitigation process. In particular, the CFPB Servicing Rules restrict “dual tracking,” in which a servicer simultaneously evaluates a mortgagor for a loan modification or other loss mitigation alternatives at the same time that it prepares to foreclose on the mortgaged property. Specifically, the CFPB Servicing Rules prohibit a servicer from making the first notice or filing required to commence the foreclosure process until the mortgagor is more than 120 days delinquent. Even if a mortgagor is more than 120 days delinquent, if the mortgagor submits a complete application for a loss mitigation option before a servicer has made the first notice or filing required for a foreclosure process, the servicer may not start the foreclosure process unless (i) the servicer informs the mortgagor that the mortgagor is not eligible for any loss mitigation option (and any appeal in respect thereof has been exhausted), (ii) the mortgagor rejects all loss mitigation offers, or (iii) the mortgagor fails to comply with the terms of a loss mitigation option such as a trial modification. If a mortgagor submits a complete application for a loss mitigation option after the foreclosure process has commenced but more than 37 days before a foreclosure sale, the servicer may not move for a foreclosure judgment or order of sale, or conduct a foreclosure sale, until one of the same three conditions has been satisfied. In all of these situations, the servicer is responsible for promptly instructing foreclosure counsel retained by the servicer not to proceed with filing for foreclosure judgment or order of sale, or to conduct a foreclosure sale, as applicable.

In August 2016, the CFPB released final rules that revise and amend provisions regarding force-placed insurance notices, policies and procedures, early intervention, and loss mitigation requirements under Regulation X’s servicing provisions, prompt crediting and periodic statement requirements under Regulation Z’s servicing provisions and compliance regarding certain servicing requirements when a person is a potential or confirmed successor in interest, is a debtor in bankruptcy, or sends a cease communication request under the Fair Debt Collection Practices Act. On October 4, 2017, the CFPB released an interim final rule relating to the timing for mortgage servicers to provide modified written early intervention notices to a borrower who has sent a cease communication request under the Fair Debt Collection Practices Act. Portions of the August 2016 amendments to the CFPB Servicing Rules and the October interim final rule became effective on October 19, 2017, and the remaining provisions of the August 2016 amendments became effective on April 19, 2018. On March 8, 2018, the CFPB issued a final rule to amend the August 2016 amendments to the CFPB Servicing Rules relating to the timing for servicers providing periodic statements and coupon books in connection with a borrower’s bankruptcy case which also became effective on April 19, 2018. On April 3, 2020, the CFPB issued guidance on how servicers can implement certain requirements under the CFPB Servicing Rules related to loss mitigation options entered into in connection with the COVID-19 pandemic. The CFPB Servicing Rules, including the recent amendments, could result in increased delays in foreclosure or the inability to foreclose, which could in turn result in delays in payments on, or losses in respect of, any mortgage loans that we service. Additionally, the CFPB has the authority under the Dodd–Frank Act to impose additional requirements on servicers to address any perceived issues.

The California Homeowner Bill of Rights, which became effective on January 1, 2013 and was amended effective January 1, 2018, requires servicers to halt the foreclosure process while any modification is being considered, requires servicers to provide a single point of contact, allows borrowers to seek injunctive relief for material violations of the California Homeowner Bill of Rights and provides penalties for recording and filing multiple unverified documents. On September 14, 2018, California permanently reinstated and amended certain more restrictive provisions of the California Homeowner Bill of Rights, which had expired on January 1, 2018. While the California Homeowner Bill of Rights has not materially extended foreclosure times in California since it was enacted, there can be no assurance that it will not do so in the future. These laws, regulations and rules, among others, are likely to result in delays in the foreclosure process and increased servicing costs.

The conduct of our correspondents and/or independent mortgage brokers with whom we produce or wholesale mortgage loans could subject us to fines or penalties.

The failure to comply with any applicable laws, regulations and rules by the mortgage lenders from whom loans were acquired through our correspondent production activities may result in adverse consequences to us. We have in place a due diligence program designed to assess areas of risk with respect to these acquired loans, including, without limitation, compliance with underwriting guidelines and applicable law. However, we may not detect every violation of law by these mortgage lenders. Further, to the extent any other third-party originators with whom we do business fail to comply with applicable law, and subsequently any of their mortgage loans become part of our assets, or prior servicers from whom we acquire MSR fail to comply with applicable law, it could subject us, as an assignee or purchaser of the related mortgage loans or MSR, respectively, to monetary penalties or other losses. In general, if any of our loans are found to have been originated, serviced or owned by us or a third party in violation of applicable law, we could be subject to lawsuits or governmental actions, or we could be fined or incur losses.

The independent third-party mortgage brokers through whom we produce wholesale mortgage loans have parallel and separate legal obligations to which they are subject. These independent mortgage brokers are not considered our employees and are treated as independent third parties. While the applicable laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, federal and state agencies increasingly have sought to impose such liability. The DOJ, through its use of a disparate impact theory under the Fair Housing Act, is actively holding home loan lenders responsible for the pricing practices of brokers, alleging that the lender is directly responsible for the total fees and charges paid by the borrower even if the lender neither dictated what the broker could charge nor kept the money for its own account. In addition, under the TRID rule, we may be held responsible for improper disclosures made to customers by brokers. We may be subject to claims for fines or other penalties based upon the conduct of the independent home loan brokers with which we do business.

We are subject to laws and regulations regarding our use of telemarketing; a failure to comply with such laws, including the TCPA could increase our operating costs and adversely impact our business.

We engage in outbound telephone and text communications with consumers, and accordingly must comply with a number of laws and regulations that govern said communications and the use of automatic telephone dialing systems, or ATDS, including the TCPA and Telemarketing Sales Rules. The FCC and the FTC have responsibility for regulating various aspects of these laws. Among other requirements, the TCPA requires us to obtain prior express written consent for certain telemarketing calls and to adhere to “do-not-call” registry requirements which, in part, mandate we maintain and regularly update lists of consumers who have chosen not to be called and restrict calls to consumers who are on the national do-not-call list. Many states have similar consumer protection laws regulating telemarketing. These laws limit our ability to communicate with consumers and reduce the effectiveness of our marketing programs. The TCPA does not distinguish between voice and data, and, as such, SMS/MMS messages are also “calls” for the purpose of TCPA obligations and restrictions.

For violations of the TCPA, the law provides for a private right of action under which a plaintiff may recover monetary damages of $500 for each call or text made in violation of the prohibitions on calls made using an “artificial or pre-recorded voice” or an ATDS. A court may treble the amount of damages upon a finding of a “willful or knowing” violation. There is no statutory cap on maximum aggregate exposure (although some courts have applied in TCPA class actions constitutional limits on excessive penalties). An action may be brought by the FCC, a state attorney general, an individual, or a class of individuals. Like other companies that rely on telephone and text communications, we are regularly subject to putative class action suits alleging violations of the TCPA. If in the future we are found to have violated the TCPA, the amount of damages and potential liability could be extensive and adversely impact our business. Accordingly, were such a class certified or if we are unable to successfully defend such a suit, as we have in the past, then TCPA damages could have a material adverse effect on our results of operations and financial condition.

We may incur increased costs and related losses if a customer challenges the validity of a foreclosure action, if a court overturns a foreclosure or if a foreclosure subjects us to environmental liabilities.

We may incur costs if we are required to, or if we elect to, execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. In addition, if certain documents required for a foreclosure action are missing or defective or if a court overturns a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to a title insurer or the purchaser of the property sold in foreclosure or could be obligated to cure the defect or repurchase the loan. We may also incur litigation costs, timeline delays and other protective advance expenses if the validity of a foreclosure action is challenged by a customer. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans. A significant increase in such costs and liabilities could adversely affect our liquidity and our inability to be reimbursed for advances could adversely affect our business, financial condition and results of operations.

In addition, in the course of our business, it may be necessary to foreclose and take title to real estate, which could subject us to environmental liabilities with respect to these properties. Hazardous substances or waste, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. We could be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at such properties. The costs associated with investigation or remediation activities could be substantial and could substantially exceed the value of the real property. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. We may be unable to recover costs from any third party. These occurrences may materially reduce the value of the affected property, and we may find it difficult or impossible to use or sell the property prior to or following any environmental remediation. If we ever become subject to significant environmental liabilities, our business, financial condition and results of operations could be materially and adversely affected.

Government regulation of the internet and other aspects of our business is evolving, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws.

We are subject to a number of regulations and laws that apply generally to businesses, as well as regulations and laws specifically governing the internet and the marketing over the internet. Existing and future regulations and laws may impede the growth and availability of the internet and online services and may limit our ability to operate our business. These laws and regulations, which continue to evolve, cover privacy and data protection, data security, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, consumer protections, the provision of online payment services, unencumbered internet access to our services, the design and operation of our systems and the characteristics and quality of offerings online. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as property ownership, consumer protection, libel and personal privacy apply or will be enforced with respect to the internet and e-commerce, as many of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues they raise. Moreover, increasing regulation and enforcement efforts by federal and state agencies and the prospects for private litigation claims related to our data collection, privacy policies or other e-commerce practices become more likely. In addition, the adoption of any laws or regulations, or the imposition of other legal requirements, that adversely affect our digital marketing efforts could decrease our ability to offer, or customer demand for, our offerings, resulting in lower revenue. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices, raise compliance costs or other costs of doing business and materially adversely affect our business, financial condition and operating results.

Risks Related to Our Relationship With Lone Star

Lone Star may have conflicts of interest with other stockholders and its ownership may limit your ability to influence corporate matters.

Immediately after this offering, Lone Star will beneficially own approximately 80.7% (or 77.8% if the underwriters’ option to purchase additional shares is exercised in full) of our outstanding common stock, and assuming completion of the concurrent offering and the application of proceeds therefrom to repurchase shares of common stock from Lone Star, Lone Star will own approximately 79.6% of our outstanding common stock (or approximately 79.4% if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full). See the section entitled “Dilution” and “Principal and Selling Stockholder” for more information on the beneficial ownership of our common stock. As a result of this concentration of stock ownership, Lone Star acting on its own has sufficient voting power to effectively control all matters submitted to our stockholders for approval, including director elections and proposed amendments to our bylaws or certificate of incorporation. We currently expect that, as discussed in the section entitled “Management,” five of the nine members of our board of directors following this offering will be employees or affiliates of Lone Star.

In addition, this concentration of ownership may delay or prevent a merger, consolidation or other business combination or change in control of our company and make some transactions that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock more difficult or impossible without the support of Lone Star. Because we have opted out of Section 203 of the Delaware General Corporation Law, or DGCL, which regulates certain business combinations with interested stockholders, Lone Star may transfer control of us to a third party, which may limit the price that investors are willing to pay in the future for shares of our common stock. After the lock-up period discussed in the section entitled “Underwriting” expires, Lone Star will be able to transfer control of us to a third-party by transferring its common stock, which would not require the approval of our board of directors or other stockholders. The interests of Lone Star may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, Lone Star could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree. This concentration of ownership may also adversely affect our share price.

Lone Star is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, although it does not currently hold any such interests. Lone Star may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star and its related parties and investment funds may serve as our directors or officers, our amended and restated certificate of incorporation provides, among other things, that none of Lone Star or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of Lone Star has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any of these persons or entities acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and these persons and entities will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if, among other things, attractive corporate opportunities are allocated by Lone Star to themselves or their other affiliates. The terms of our amended and restated certificate of incorporation are described in full in the section entitled “Description of Capital Stock—Corporate Opportunities and Transactions with Lone Star.”

A significant portion of our non-agency loan servicing operations are conducted pursuant to servicing agreements with Lone Star, and any termination by Lone Star of these agreements, or a material change in the terms thereof that is adverse to us, would adversely affect our business, financial condition, liquidity and results of operations.

Lone Star owns a significant portion of the non-agency loans that we service, and we realize higher servicing fees and other servicing income on these loans than on servicing agency loans. Under certain circumstances, Lone Star may terminate these servicing rights with respect to these loans with or without cause, in some instances with little notice and little to no compensation. Upon any such termination, it would be difficult to replace such servicing arrangements on similar terms or at all. Accordingly, we may not generate as much revenue from servicing for other third parties. If Lone Star terminates such servicing arrangements, or if there is a change in the terms under which we perform servicing of non-agency loans for Lone Star that is material and adverse to us, this would have a material adverse effect on our business, financial condition, liquidity and results of operations.

We have previously been, and may in the future be, dependent upon sales to Lone Star of non-agency mortgage loans originated by us.

During 2019, we sold originated non-agency mortgage loans with a UPB of $1.5 billion to Lone Star, resulting in a gain of $31.0 million for the year ended December 31, 2019. While we do not currently sell originated non-agency mortgage loans to Lone Star, we may desire to do so in the future; however, Lone Star is under no obligation to purchase loans originated by us on terms similar to those previously agreed or at all. If we decide to sell originated non-agency mortgage loans in the future and there is not otherwise an available secondary market for such loans, any decision by Lone Star to not purchase loans originated by us could materially and adversely affect our business, liquidity, financial position and results of operations.

Because of Lone Star’s significant ownership and control of us, we could become liable for obligations of Lone Star or its affiliates, including other companies Lone Star owns or controls.

As a result of Lone Star’s current beneficial ownership of 100% of our common stock, a court, applying tests based on common control or otherwise, could determine that Lone Star and its related parties, including us and other companies Lone Star now or in the future may own or control, constitute a “partnership-in-fact,” a “controlled group” or other similar collective. Such a finding could be used to impose on us and other members of the group joint and several liability for the obligations of any Lone Star affiliate that is part of the group, including in respect of pension liabilities under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and related laws. These pension liabilities could include an obligation to make ongoing contributions to fund a pension plan for another group member and for any unfunded liabilities that may exist at the time a group member terminates or withdraws from an underfunded single employer or multiemployer pension plan, as well as result in the creation of liens against our assets and the assets of other members of the group. Under this theory, we could incur significant liabilities for events beyond our control that are not related to or known by us. Additionally, to the extent a group member maintains an underfunded pension plan, ERISA imposes reporting obligations on group members regarding certain events, including if a member ceases to be a member of the controlled group or if it makes certain dividends, distributions or stock repurchases. These reporting obligations could cause us or Lone Star to seek to delay or reconsider pursuing one or more strategic actions with respect to our company or our common stock.

Risks Related to this Offering and Ownership of Our Common Stock

The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

The offering price per share of our common stock offered by this prospectus was negotiated among Lone Star, the underwriters and us. Factors considered in determining the initial price of our common stock include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the mortgage banking industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

Significant investments in our common stock and the Mandatory Convertible Preferred Stock may be restricted, which could impact demand for, and the trading price of, our common stock.

Third parties seeking to acquire us or make significant investments in us must do so in compliance with state regulatory requirements applicable to licensed mortgage lenders and servicers. Many states require prior approval of acquisitions of “control” as defined under each state’s laws and regulations, which may apply to an investment without regard to the intent of the investor. In some states the obligation to obtain approval is imposed on the licensee, and in other states the prospective investor bears the statutory obligation. For example, New York has a control presumption triggered at 10% ownership of the voting stock of the licensee or of any person that controls the licensee. Other states look to overall stock ownership without regard to the voting rights of the stock. A failure to make the relevant filings and receive the requisite approvals could result in administrative sanctions against the prospective investor or the licensee, including the potential suspension of the license in that state until the requisite approval is obtained. These regulatory requirements may discourage potential acquisition proposals or investments in our common stock that would result in a change of control of us, or may delay or prevent acquisitions of our shares that would result in a change in control of us, and as a result, the demand for, and the trading price of, our common stock may be adversely impacted.

There is currently no public market for shares of our common stock and an active trading market for our common stock may never develop following this offering.

Prior to this offering, there has been no market for shares of our common stock. Although we have applied to list our common stock on the NYSE under the symbol “HOMS,” an active trading market for our common stock may never develop or, if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock.

If an active market for our common stock with meaningful trading volume does not develop or is not maintained, the market price of our common stock may decline materially below the offering price and you may not be able to sell your shares.

The trading price of our common stock may be volatile and could decline substantially following this offering.

The market price of our common stock following this offering may be highly volatile and subject to wide fluctuations. Some of the factors that could negatively affect the market price of our common stock or result in significant fluctuations in price, regardless of our actual operating performance, include:

•	any changes in Ginnie Mae, Fannie Mae and Freddie Mac or the federal and state government agencies on which our business is dependent;

•	disruptions in the secondary home loan market, including the MBS market, or changes in the markets in which we operate;

•	changes in prevailing interest rates or U.S. monetary policies that affect interest rates;

•	our ability to sell loans in the secondary market to investors and to Freddie Mac and Fannie Mae and to securitize our loans into MBS through these GSEs and Ginnie Mae;

•

our reliance on our warehouse lines of credit, servicing advance facilities and mortgage servicing rights and MSR facilities to fund mortgage originations, make required servicing advances and otherwise operate our business;

•	our ability to maintain or grow our servicing business;

•	intense competition in the markets we serve;

•	failure to accurately predict the demand or growth of new financial products and services that we are developing;

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	additions or departures of key management or personnel, including production leaders and their teams;

•	actions by stockholders, including the sale by Lone Star of any of its shares of our common stock;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or the ongoing COVID-19 pandemic;

•	our operating performance and the performance of other similar companies;

•	our ability to accurately project future results and our ability to achieve those and other industry and analyst forecasts; and

•	new legislation or other regulatory developments that adversely affect us, our markets or our industry.

Furthermore, the stock market has recently experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry, and often occurs without regard to the operating performance of the affected companies. Therefore, factors that have little or nothing to do with us could cause the price of our common stock to fluctuate, and these fluctuations or any fluctuations related to our company could cause the market price of our common stock to decline materially below the public offering price.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Beginning with our annual report on Form 10-K for the year ending December 31, 2021, our independent registered public accounting firm will also be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 and may issue a report that is adverse in the event that it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. If we identify material weaknesses in our internal controls over financial reporting or are unable to comply with the requirements of Section 404 or assert that our internal controls over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of changing conditions such as the integrations of acquisitions, the effectiveness of our internal controls may vary over time and we must continue to maintain and upgrade our internal controls. Significant costs are involved with maintaining our technology and internal control infrastructure. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our internal controls may become ineffective or vulnerable. Any failure in the effectiveness of our internal control over financial reporting could have a material effect on our financial reporting, which could negatively impair our ability to execute our business strategy and our ability to deliver accurate and timely financial information.

The coverage of our business or our common stock by securities or industry analysts or the absence thereof could adversely affect our stock price and trading volume.

The trading market for our common stock will be influenced in part by the research and other reports that industry or securities analysts may publish about us or our business or industry. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price and volume of our stock would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our stock, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline.

Following this offering, we will be a controlled company within the meaning of NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, Lone Star will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a controlled company within the meaning of the corporate governance standards of the NYSE. Under NYSE rules, a company of which more than 50% of the voting power is held by a person or group is a controlled company and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that the compensation and nominating and corporate governance committees be composed entirely of independent directors and such committees may not be subject to annual performance evaluations. Following this offering, we intend to utilize these exemptions. As a result, among other things, we may not have a majority of independent directors and our compensation and nominating and corporate governance committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Future sales of our common stock in the public market could cause our stock price to decline.

Following completion of this offering, Lone Star will beneficially own approximately 96,172,000 shares or 80.7% of our outstanding shares of common stock (or 92,722,000 shares and 77.8% if the underwriters exercise their option to purchase additional shares in full, and assuming completion of the concurrent offering and the application of proceeds therefrom to repurchase shares of common stock from Lone Star, Lone Star will own approximately 79.6% of our outstanding common stock (or approximately 79.4% if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full). See “Dilution” and “Principal and Selling Stockholder.” We, Lone Star and our officers and directors have signed lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of shares of our common stock held by them for 180 days following the date of this prospectus. The underwriters may, without notice except in certain limited circumstances, release all or any portion of the shares of common stock subject to lock-up agreements. See the section entitled “Underwriting” for a description of these lock-up agreements. The market price of our common stock may decline materially when these restrictions on resale by Lone Star and our officers and directors lapse or if they are waived.

Upon the expiration of the lock-up agreements, all shares held by Lone Star and our officers and directors will be eligible for resale in the public market, subject to applicable securities laws, including the Securities Act. Therefore, unless shares owned by Lone Star or any of our officers and directors are registered under the Securities Act, these shares may only be resold into the public markets in accordance with the requirements of an exemption from registration or safe harbor, including Rule 144 and the volume limitations, manner of sale requirements and notice requirements thereof. Lone Star will be considered an affiliate of ours after this offering based on their expected share ownership and representation of our board of directors. However, after completion of this offering, pursuant to the terms of a registration rights agreement between Lone Star and us, Lone Star will have the right to demand that we register its shares under the Securities Act as well as the right to include its shares in any registration statement that we file with the SEC subject to certain exceptions. Any registration of Lone Star’s shares would enable those shares to be sold in the public market, subject to certain restrictions in the registration rights agreement and the restrictions under the lock-up agreements referred to above. Any sale by Lone Star or our officers and directors or any perception in the public markets that such a transaction may occur could cause the market price of our common stock to decline materially.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering shares under our stock incentive plan. Subject to the terms of the awards pursuant to which these shares may be granted and except for shares held by Lone Star or any of our officers and directors who will be subject to the resale restrictions described above, the shares issuable pursuant to our stock incentive plan will be available for sale in the public market immediately after the registration statement is filed. See the section entitled “Shares Eligible for Future Sale.”

Our Mandatory Convertible Preferred Stock may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by our Mandatory Convertible Preferred Stock. For example, the market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the Mandatory Convertible Preferred Stock;

•	possible sales of our common stock by investors who view the Mandatory Convertible Preferred Stock as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving the Mandatory Convertible Preferred Stock and our common stock.

Certain rights of the holders of the Mandatory Convertible Preferred Stock, if issued, could delay or prevent an otherwise beneficial takeover or takeover attempt of us.

Certain rights of the holders of the Mandatory Convertible Preferred Stock could make it more difficult or more expensive for a third party to acquire us. For example, if a fundamental change were to occur on or prior to

November 1, 2023, holders of the Mandatory Convertible Preferred Stock, if issued, may have the right to convert their Mandatory Convertible Preferred Stock, in whole or in part, at an increased conversion rate and will also be entitled to receive a make-whole amount equal to the present value of all remaining dividend payments on their Mandatory Convertible Preferred Stock as described in the certificate of designations governing the Mandatory Convertible Preferred Stock. These features of the Mandatory Convertible Preferred Stock could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management. See “Mandatory Convertible Preferred Stock Offering.”

Our common stock will rank junior to the Mandatory Convertible Preferred Stock, if issued, with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs.

Our common stock will rank junior to the Mandatory Convertible Preferred Stock, if issued, with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. This means that, unless accumulated and unpaid dividends have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock, if issued, for all preceding dividend periods, no dividends may be declared or paid on our common stock, and we will not be permitted to purchase, redeem or otherwise acquire any of our common stock, subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the Mandatory Convertible Preferred Stock, if issued, a liquidation preference equal to $50.00 per share plus accumulated and unpaid dividends. See “Mandatory Convertible Preferred Stock Offering.”

Holders of the Mandatory Convertible Preferred Stock, if issued, will have the right to elect two directors in the case of certain dividend arrearages.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the authorized number of directors on our Board of Directors will, at the next annual meeting of stockholders or at a special meeting of stockholders, if any, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, if issued, voting together as a single class with holders of any other series of our Voting Preferred Stock (as defined in “Mandatory Convertible Preferred Stock Offering”) then outstanding will be entitled, at such meeting, to vote for the election of a total of two additional members of our board of directors, subject to certain terms and limitations. This right to elect directors will dilute the representation of the holders of our common stock on our board of directors and may adversely affect the market price of our common stock. See “Mandatory Convertible Preferred Stock Offering.”

We have no present intention to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have no present intention to pay dividends on our common stock, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price paid by investors in this offering. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our credit facilities and agreements governing any other indebtedness we may enter into and other factors that our board of directors deems relevant. In addition, Delaware law imposes additional requirements that may restrict our ability to pay dividends to holders of our common stock. If we issue any Mandatory Convertible Preferred Stock, no dividends may be declared or paid on our common stock unless accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods. See the section entitled “Dividend Policy.” Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

If we raise funds in the future, either through debt or equity financings, your investment may be adversely affected.

In the future, we may need to raise funds through the issuance of new equity securities, debt or a combination of both. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Concurrently with this offering, we are offering by means of a separate prospectus 2,000,000 shares of the Mandatory Convertible Preferred Stock, plus up to an additional 300,000 shares of the Mandatory Convertible Preferred Stock if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full.

Unless converted earlier as described below, each share of the Mandatory Convertible Preferred Stock will automatically convert on November 1, 2023, the mandatory conversion date, into between              and              shares of our common stock, subject to certain anti-dilution and other adjustments. The number of shares of common stock issuable upon conversion will be determined based on the average volume weighted average price per share of our common stock over the 20 consecutive trading day period beginning on and including the 21st scheduled trading day immediately preceding the mandatory conversion date in accordance with the certificate of designations setting forth the terms of the Mandatory Convertible Preferred Stock. Assuming mandatory conversion based on an applicable market value of our common stock equal to the assumed initial public offering price of $15.00 per share of common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), up to 23,000,000 shares of our common stock (or up to 3,450,000 shares if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full) are issuable upon conversion of the Mandatory Convertible Preferred Stock being offered in the concurrent offering, subject to anti-dilution, make-whole and other adjustments. At any time prior to the mandatory conversion date, holders of Mandatory Convertible Preferred Stock may elect to convert each share of the Mandatory Convertible Preferred Stock into shares of our common stock at the minimum conversion rate of              shares of our common stock per share of the Mandatory Convertible Preferred Stock, subject to anti-dilution adjustments. If holders elect to convert any shares of the Mandatory Convertible Preferred Stock during a specified period beginning on the effective date of a fundamental change (as defined in the certificate of designations setting forth the terms of the Mandatory Convertible Preferred Stock), such shares of the Mandatory Convertible Preferred Stock will be converted into shares of our common stock at a conversion rate including a make-whole amount based on the present value of future dividend payments.

We may also choose to pay dividends on the Mandatory Convertible Preferred Stock in shares of our common stock, and the number of shares of common stock issued for such purpose will be based on the average volume weighted average price per share of our common stock over a certain period, subject to certain limitations described in the certificate of designations setting forth the terms of the Mandatory Convertible Preferred Stock. See “Mandatory Convertible Preferred Stock Offering.”

Any of these issuances may dilute your ownership interest in us and any of these events or the perception that these conversions and/or issuances could occur may have an adverse impact on the price of our common stock. See “Dilution.”

Provisions of our amended and restated governing documents, Delaware law and other documents could prevent a third party from acquiring us (even if an acquisition would benefit our stockholders), may limit the ability of our stockholders to replace our management and limit the price that investors might be willing to pay for shares of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, each as currently in effect, contain provisions that could depress the market price of our common stock by acting to discourage, delay, or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things,

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	establish a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

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prohibit stockholder action by written consent, which requires stockholder actions to be taken at a meeting of our stockholders, except for so long as Lone Star beneficially owns a majority of the voting power of the stock outstanding;

•	prohibit stockholders from calling special meetings of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

•	provide the board of directors with sole authorization to establish the number of directors and fill director vacancies;

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provide that after Lone Star ceases to beneficially own a majority of the voting power of the stock outstanding, stockholders can remove directors only for cause and only upon the approval of not less than 66 2/3% of all outstanding shares of our voting stock;

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require the approval of not less than 66 2/3% of all outstanding shares of our voting stock to amend our bylaws and, after Lone Star ceases to beneficially own a majority of the voting power of the stock outstanding, our certificate of incorporation;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	limit the jurisdictions in which certain stockholder litigation may be brought.

The terms of the Mandatory Convertible Preferred Stock could also delay or prevent an otherwise beneficial takeover attempt, as discussed in greater detail above. See “Certain rights of the holders of the Mandatory Convertible Preferred Stock, if issued, could delay or prevent an otherwise beneficial takeover or takeover attempt of us.”

Additionally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% of our voting stock. Although we have opted out of Section 203, our amended and restated certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, do not apply to any business combination between Lone Star, or any person that acquires (other than in connection with a registered public offering) our voting stock from Lone Star, or any of its affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act and who is designated in writing by Lone Star, as a “Lone Star Transferee,” on the one hand, and us, on the other.

For more information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (3) any action asserting a claim against us or any director, officer or other employee arising pursuant to the DGCL, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We will incur significantly increased costs and devote substantial management time to reporting and other requirements as a result of operating as a public company.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the NYSE, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Certain members of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Additional compensation costs and any future equity awards will increase our compensation expense, which would increase our general and administrative expense and could adversely affect our profitability. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance on reasonable terms. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or our board committees or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, including, without limitation, statements regarding our financial position, business strategy and other plans and objectives for our future operations, are forward-looking statements. These statements include declarations regarding our management’s beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “intend,” “consider,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict” or “continue” or the negative of such terms or other comparable terminology. Such statements are not guarantees of future performance and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from expected results. As a result, you should not put undue reliance on any forward-looking statement.

These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Certain Relationships and Related Party Transactions.” Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to, the risk factors discussed in the “Risk Factors” section of this prospectus and the following:

•	the unique challenges posed to our business by the COVID-19 pandemic and the impact of the pandemic on our origination of mortgages, our servicing operations, our liquidity and our employees;

•	changes in Ginnie Mae, Fannie Mae and Freddie Mac or the federal and state government agencies on which our business is dependent

•	our dependence on macroeconomic and U.S. residential real estate market conditions;

•	changes in prevailing interest rates or U.S. monetary policies that affect interest rates;

•	our ability to sell loans in the secondary market to investors and to Freddie Mac and Fannie Mae and to securitize our loans into MBS through these GSEs and Ginnie Mae;

•	disruptions in the secondary home loan market, including the MBS market, or changes in the markets in which we operate;

•

our reliance on our warehouse lines of credit, servicing advance facilities and mortgage servicing rights and MSR facilities to fund mortgage originations, make required servicing advances and otherwise operate our business;

•	a decrease in the value of the collateral underlying our loan funding facilities and MSR facilities causing unanticipated margin calls;

•	the success of our hedging strategies in mitigating risks associated with changes in interest rates;

•	failure to accurately estimate the fair value of a substantial portion of our assets;

•	changes in applicable investor or insurer guidelines or Agency guarantees;

•	expenses related to servicing higher risk loans;

•	earthquakes, fires, floods, hurricanes and other natural catastrophic events and to interruption by acts of war or terrorism;

•	increases in delinquencies and defaults;

•	delays in recovery or our inability to recover servicing advances that we are required to make;

•	misrepresentation of information about customers and counterparties or mortgage loan fraud;

•	cyberattacks and other data and security breaches;

•	our ability to adapt and to implement technological changes;

•	our dependence on third-party vendors for our technology and other services and the location of certain of our material vendors with operations in India;

•	our and our vendors’ dependence on information technology systems and technology disruptions or failures, including a failure in our operational or security systems or infrastructure;

•	negative public opinion and damage to our reputation;

•	termination of our servicing rights by counterparties;

•	our geographic concentration of our loan origination volume and our servicing portfolio;

•	potential employment litigation and unfavorable publicity;

•	loss of our key management or personnel, including production leaders and their teams;

•	our inability to hire, train and retain qualified personnel to support our growth;

•	our ability to repurchase or substitute mortgage loans that we have sold, or indemnify purchasers of our mortgage loans;

•	failure to successfully implement certain strategic initiatives;

•	failure of our internal models to produce reliable and/or valid results;

•	intense competition in the markets we serve;

•	failure to retain loans from customers who refinance;

•	failure to realize all of the anticipated benefits of previous or potential acquisitions or dispositions;

•	vulnerability to the potential difficulties associated with rapid expansion;

•	failure to accurately predict the demand or growth of new financial products and services that we are developing;

•	changes in tax laws;

•	volatility in LIBOR;

•	our ability to comply with complex and continuously changing laws and regulations applicable to our business, and to avoid potentially severe sanctions for non-compliance;

•	increased regulatory compliance burden and associated costs associated with the CFPB monitoring the loan origination and servicing sectors, and its recently issued rules;

•	failure to comply with applicable state law and the active supervision of state regulatory agencies;

•	the potential for legal proceedings, regulatory examinations or investigations of our operations;

•	costs associated with legal proceedings;

•	our inability to obtain and maintain the appropriate state licenses;

•	failure to comply with underlying guidelines of the Agencies or of non-Agency investors;

•	violations of predatory lending and/or servicing laws;

•	changes in laws and regulations lengthening foreclosure times or the introduction of new regulatory requirements regarding foreclosure procedures;

•	conduct of our correspondents and/or independent mortgage brokers with whom we produce or wholesale mortgage loans;

•	failure to comply with the TCPA and other laws and regulations regarding our use of telemarketing;

•	customer challenges to the validity of a foreclosure action;

•	failure to comply with existing or future regulations and laws governing the internet and marketing over the internet;

•	our relationship with Lone Star and its significant ownership of our common stock;

•	failure of an active public market for our common stock to develop;

•	volatility in the price of our common stock;

•	our inability to effectively implement or maintain a system of internal control over financial reporting;

•	our reliance on exemptions from certain corporate governance requirements in connection to us being a “controlled company” within the meaning of NYSE rules;

•	future sales of our common stock, or the perception in the public markets that these sales may occur;

•	our Mandatory Convertible Preferred Stock may adversely affect the market price of our common stock;

•	certain rights of the holders of the Mandatory Convertible Preferred Stock, if issued, could delay or prevent an otherwise beneficial takeover or takeover attempt of us;

•	our common stock will rank junior to the Mandatory Convertible Preferred Stock, if issued;

•	holders of the Mandatory Convertible Preferred Stock, if issued, will have the right to elect two directors in the case of certain dividend arrearages;

•	no expectation to pay any cash dividends for the foreseeable future;

•	securities or industry analysts not publishing research or publishing inaccurate or unfavorable research about us or our business;

•	our organizational documents may impede or discourage a takeover;

•

the provision of our certificate of incorporation requiring exclusive forum in the state courts in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers;

•	transformation into a public company may increase our costs and disrupt the regular operations of our business; and

•

other risks, uncertainties and factors set forth in this prospectus, including those set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The forward-looking statements contained in this prospectus are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control, as well as the other factors described in the section entitled “Risk Factors.” Additional factors or events that could cause our actual results to differ may also emerge from time to time, and it is not possible for us to predict all of them. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

USE OF PROCEEDS

The selling stockholder will receive all of the net proceeds from the sale of shares of our common stock offered pursuant to this prospectus. Accordingly, we will not receive any proceeds from the sale of the shares being sold in this offering, including the sale of any shares by the selling stockholder if the underwriters exercise in full their option to purchase additional shares. The selling stockholder will bear any underwriting discount attributable to its sale of our common stock, and we will bear the remaining expenses. See “Principal and Selling Stockholder.”

We estimate that the net proceeds to us from the concurrent offering of the Mandatory Convertible Preferred Stock, if completed, will be approximately $95.2 million (or approximately $109.7 million if the underwriters of that offering exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting estimated underwriting discounts and estimated offering expenses payable by us. We intend to use the estimated proceeds from the concurrent offering of $96.5 million (or $111.0 million if the underwriters in the concurrent offering exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting only underwriting discounts, of the Mandatory Convertible Preferred Stock, if completed, to repurchase shares of our common stock from the selling stockholder in a private transaction at a price per share of common stock equal to the initial public offering price per share in this offering less a discount percentage equal to the underwriting discount percentage paid to the underwriters in the concurrent offering (which we estimate to be $14.475 based on the midpoint of the estimated public offering price range set forth on the cover page to this prospectus), which would result in the repurchase of 6,666,667 shares of common stock from Lone Star (or an aggregate of 7,666,667 additional shares of common stock if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full). See “Principal and Selling Stockholder.”

DIVIDEND POLICY

On September 30, 2020, we paid a dividend of $150 million in cash to Lone Star and on October 20, 2020, we paid an additional dividend of $150 million in cash to Lone Star. We have not made any other distributions on our equity since our formation in 2013.

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in the agreements governing our existing indebtedness and any other indebtedness we may enter into and other factors that our board of directors deems relevant. Under Delaware law, our board of directors may declare dividends, only to the extent of our surplus, which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or, if there is no surplus, out of our net profits for the then current and immediately preceding year. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

If we issue any Mandatory Convertible Preferred Stock, no dividends may be declared or paid on our common stock unless accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods. See “Mandatory Convertible Preferred Stock Offering.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2020;

•

on an actual basis, including the restructuring transaction described under “Prospectus Summary—Reorganization” (the actual amounts presented in the table below are from the unaudited condensed combined financial statements included elsewhere in this prospectus); and

•

on an as adjusted basis to give effect to (i) the $150 million dividend paid to Lone Star on September 30, 2020, (ii) the $150 million dividend paid to Lone Star on October 20, 2020, and (iii) the completion of the concurrent offering of Mandatory Convertible Preferred Stock and the application of the proceeds therefrom to repurchase shares of common stock from the selling stockholder in a private transaction, in each case as if they had occurred as of June 30, 2020.

All of the shares of common stock offered in this offering are being sold by the selling stockholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder.

You should read this table together with the information in this prospectus under “Use of Proceeds,” “Selected Historical Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” “Mandatory Convertible Preferred Stock Offering” and with the combined financial statements and the related notes to those statements included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	As Adjusted
	($ in thousands)
Cash and cash equivalents (1)	$382,643	$82,643

Debt:
Servicer advance facilities, net	34,473	34,473
Warehouse credit facilities, net	5,482,121	5,482,121
MSR financing facilities, net	851,118	851,118

Total borrowings	$6,367,712	$6,367,712
Stockholder’s equity:
Preferred Stock, $0.0001 par value; 15,000,000 shares authorized and no shares outstanding, actual; 15,000,000 shares authorized and 2,000,000 shares of % Series A Mandatory Convertible Preferred Stock offered in the concurrent offering outstanding, as adjusted	—	—
Common stock, $0.0001 par value; 485,000,000 shares authorized and 119,172,000 shares outstanding, actual; 485,000,000 shares authorized, 119,172,000 shares issued, and 112,505,333 shares outstanding, as adjusted	12	12
Additional paid-in capital	659,495	755,995
Treasury Stock, at cost - 6,666,667 shares (2)	—	(96,500)
Retained earnings	704,220	404,220

Total stockholder’s equity	1,363,727	1,063,727

Total capitalization	$7,731,439	$7,431,439

(1)

Based on the midpoint of the range of cash and cash equivalents included in our preliminary estimated ranges of results as of September 30, 2020, “Actual” and “As Adjusted” cash and cash equivalents as of September 30, 2020 were $494,000 and $344,000, respectively. See “Prospectus Summary—Recent Developments—Preliminary Estimated Results as of and for the Three and Nine Months Ended September 30, 2020.”

(2)	Represents shares of common stock repurchased by us from Lone Star in a private transaction with the proceeds from the concurrent offering as described in “Use of Proceeds.”

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock immediately after this offering. The data in this section have been derived from our combined balance sheet as of June 30, 2020. Net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by 119,172,000 shares of common stock outstanding. Our net tangible book value as of June 30, 2020 was $1.3 billion, or $10.90 per share of common stock. After giving effect to the $150.0 million dividend we paid to Lone Star on September 30, 2020 and the $150.0 million dividend we paid to Lone Star on October 20, 2020, our net tangible book value as of June 30, 2020 would have been $1.0 billion or $8.38 per share of common stock.

We will not receive any proceeds from the sale of our common stock offered by the selling stockholder in this offering. Consequently, this offering will not result in any change to our net tangible book value per share, prior to giving effect to the payment of estimated fees and expenses in connection with this offering. Purchasing shares of common stock in this offering will result in net tangible book value dilution to new investors of $4.10 per share. The following table illustrates this per share dilution to new investors:

Per Share
Assumed initial public offering price per share	$15.00
Net tangible book value per share of common stock as of June 30, 2020	$10.90
Dilution per share to new investors	$4.10

The following table sets forth as of June 30, 2020, on a pro forma basis assuming completion of the restructuring transaction described under “Prospectus Summary—Reorganization,” the total number of shares of our common stock purchased by the selling stockholder and the total consideration and average price per share of common stock paid by the selling stockholder. New investors in this offering will purchase shares of common stock at the initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

	Shares of common stock purchased	Total consideration	Average price per share
LSF Pickens Holdings, LLC	119,172,000	$1,363,727,000	$11.44

*

The above table does not reflect the impact of the $150.0 million dividend we paid to Lone Star on September 30, 2020 and the $150.0 million dividend that we paid to Lone Star on October 20, 2020, or the repurchase by us of any shares of common stock owned by Lone Star with the proceeds from the concurrent offering as described in “Use of Proceeds.”

Following completion of this offering, the selling stockholder and new investors purchasing shares of common stock in this offering will own the following number of shares of common stock:

	Number	% *
LSF Pickens Holdings, LLC	96,172,000	80.7%
New investors in this offering	23,000,000	19.3%

Total	119,172,000	100%

*

If the underwriters in this offering exercise their option to purchase additional shares of common stock in full, Lone Star would beneficially own approximately 77.8% and our new investors in this offering would own approximately 22.2% of the total number of shares of our common stock outstanding immediately after this offering.

The following tables set forth the total number of shares of common stock to be owned by the selling stockholder and by new investors purchasing shares of common stock in this offering as of June 30, 2020, on a pro forma basis assuming completion of the restructuring transaction described under “Prospectus Summary—Reorganization” and the completion of both this offering and the concurrent offering of the Mandatory Convertible Preferred Stock and the application of the proceeds therefrom to repurchase shares of common stock from the selling stockholder in a private transaction, and, thereafter, giving effect to the different scenarios described with respect to the exercise by the underwriters in each offering of their respective options to purchase additional shares.

	No exercise of option to purchase additional shares in either offering		Exercise of only option to purchase additional shares in this offering		Exercise of only option to purchase additional shares in the concurrent offering		Exercise of option to purchase additional shares in both offerings
	Number	%	Number	%	Number	%	Number	%
LSF Pickens Holdings, LLC	89,505,333	79.6%	86,055,333	76.5%	88,505,333	79.4%	85,055,333	76.3%
New investors in this offering	23,000,000	20.4%	26,450,000	23.5%	23,000,000	20.6%	26,450,000	23.7%

		100%		100%		100%		100%

*

The above table assumes we repurchase shares of common stock from Lone Star with the proceeds from the concurrent offering at a price per share of common stock equal to the initial public offering price per share in this offering less a discount percentage equal to the underwriting discount percentage paid to the underwriters in the concurrent offering (which we estimate to be $14.475 based on the midpoint of the estimated public offering price range set forth on the cover page to this prospectus).

The discussion above does not reflect the dilution you may experience as an investor in this offering upon any conversion of the Mandatory Convertible Preferred Stock into shares of common stock. See “Mandatory Convertible Preferred Stock Offering.” We have reserved 2,300,000 shares of our common stock for future issuance under our 2020 Stock Incentive Plan that we intend to implement in connection with this offering. To the extent that any shares are issued under this plan or future plans, or if we otherwise issue additional shares of common stock in the future, there may be dilution to investors participating in this offering. See “Shares Eligible for Future Sale.”

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION

The following table sets forth our selected historical combined financial data for the periods beginning on and after January 1, 2015. The selected historical combined financial data as of and for the years ended December 31, 2019 and 2018 and for each of the three fiscal years in the period ended December 31, 2019 have been derived from our audited combined financial statements included elsewhere in this prospectus. The selected historical combined financial data presented below as of and for the years ended December 31, 2016 and 2015 have been derived from our financial statements that are not included in this prospectus. The selected historical combined interim financial data presented below as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year.

You should read the following information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined financial statements and related notes thereto included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
($ in thousands)	2020	2019	2019	2018	2017	2016	2015
Combined Statement of Operations Data:
Revenues
Gain on sale, net	$1,094,064	$411,041	$1,093,233	$725,802	$840,486	$836,302	$514,615
Fee income	98,344	59,817	164,734	133,583	139,158	124,958	74,077
Servicing fees, net	255,511	246,186	490,073	485,514	479,499	423,660	342,668
Change in fair value of mortgage servicing rights	(320,108)	(295,242)	(565,640)	(110,086)	(246,859)	(154,784)	(113,932)
Other income	6,807	5,653	12,377	4,266	3,185	3,246	2,284

Total revenues	1,134,618	427,455	1,194,777	1,239,079	1,215,469	1,233,382	819,712
Operating expenses
Compensation and benefits	586,846	355,743	836,688	729,937	804,001	725,388	473,429
Occupancy and equipment	23,609	23,980	46,894	57,585	54,262	41,730	34,327
General and administrative	156,601	107,442	258,031	211,916	219,594	193,164	140,389
Depreciation and amortization	15,200	16,699	31,921	29,763	20,639	13,249	9,870

Total operating expenses	782,256	503,864	1,173,534	1,029,201	1,098,496	973,531	658,015
Income (Loss) from operations	352,362	(76,409)	21,243	209,878	116,973	259,851	161,697
Other income (expense)
Interest income	101,233	80,125	207,452	148,772	109,862	73,785	54,806
Interest expense	(87,932)	(82,489)	(199,944)	(173,949)	(145,318)	(103,834)	(77,251)
Loss on extinguishment of debt	—	—	(519)	(8,454)	—	—	—

Other (expense), net	13,301	(2,364)	6,989	(33,631)	(35,456)	(30,049)	(22,445)

Net income (loss) before taxes	365,663	(78,773)	28,232	176,247	81,517	229,802	139,252
Income tax benefit (expense)	(90,366)	19,391	(6,605)	(47,208)	18,517	(86,741)	213

Net income (loss)	$275,297	$(59,382)	$21,627	$129,039	$100,034	$143,061	$139,465
Other comprehensive income (loss)	—	—	—	—	—	—	—

Comprehensive income (loss)	$275,297	$(59,382)	$21,627	$129,039	$100,034	$143,061	$139,465

	As of June 30,		As of December 31,
($ in thousands)	2020	2019	2019	2018	2017	2016	2015
Combined Balance Sheet Data:
Assets
Cash and cash equivalents	$382,643	$110,148	$90,739	$113,704	$111,148	$71,266	$104,292
Restricted cash	27,644	38,961	49,200	31,644	25,292	28,801	17,752
Servicing advances, net	90,508	89,245	119,630	231,377	238,113	230,283	240,098
Mortgage loans held for sale, at fair value	5,924,855	3,823,202	6,639,122	2,615,102	2,902,248	2,726,272	1,611,684
Mortgage servicing rights, at fair value	1,333,986	1,500,752	1,743,570	1,744,687	1,296,750	1,032,678	725,517
Property and equipment, net	67,572	73,580	67,352	85,747	76,753	38,390	25,724
Loans eligible for repurchase from GNMA	251,473	267,330	194,554	418,102	314,737	59,212	103,757
Prepaid expenses and other assets	668,521	473,291	374,947	281,830	188,859	208,974	108,146

Total assets	$8,747,202	$6,376,509	$9,279,114	$5,522,193	$5,153,900	$4,395,876	$2,936,970

Liabilities and stockholder’s equity
Accounts payable and accrued expenses	$310,647	$182,929	$234,038	$157,506	$175,897	$176,379	$102,683
Servicer advance facilities, net	34,473	10,404	46,060	83,297	100,938	117,906	140,558
Warehouse credit facilities, net	5,482,121	3,599,954	6,316,133	2,443,255	2,692,678	2,438,050	1,452,568
Secured term loan, net	—	—	—	—	760,618	586,913	414,892
MSR financing facilities, net	851,118	969,116	1,071,224	1,083,288	—	—	—
Liability for loans eligible for repurchase from GNMA	251,473	267,330	194,554	418,102	314,737	59,212	103,757
Other liabilities	453,643	346,572	331,829	282,117	193,102	216,061	72,182

Total liabilities	$7,383,475	$5,376,305	$8,193,838	$4,467,565	$4,237,970	$3,594,521	$2,286,640

Additional paid-in capital	659,507	652,290	656,353	647,332	637,673	623,132	615,168
Retained earnings (deficit)	704,220	347,914	428,923	407,296	278,257	178,223	35,162

Total stockholder’s equity	1,363,727	1,000,204	1,085,276	1,054,628	915,930	801,355	650,330

Total liabilities and stockholder’s equity	$8,747,202	$6,376,509	$9,279,114	$5,522,193	$5,153,900	$4,395,876	$2,936,970

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, the section entitled “Selected Historical Combined Financial Information” and our combined financial statements and the related notes and other information included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties which could cause our actual results to differ materially from those anticipated in these forward-looking statements, including, but not limited to, risks and uncertainties discussed under the heading “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Executive Summary

We are a proven leader in the U.S. mortgage market with a uniquely diversified, customer-centric, purchase-focused platform. We deliberately focus on the purchase market and are the second largest independent mortgage originator based on purchase volume since 2016, according to IMF. Guided by analytics and data, we have leveraged our robust platform to build impressive scale across our highly complementary channels. As a result, for the year ended December 31, 2019, we are the only player with a top 10 market position across all three channels tracked by IMF – retail, wholesale, and correspondent.

We were formed in 2013 when Lone Star combined separate origination and servicing investments to create a full-service mortgage platform, with an emphasis on the purchase market. Our high-touch Local Strategy has always been at the heart of what we do backed by our high-tech proprietary systems that help us efficiently meet the needs of our constituents. We believe this approach has earned us a reputation with realtors and brokers nationwide as a trusted partner that executes complex transactions and delivers certainty of closing quickly and reliably.

Leveraging our established Local Strategy and strength in the purchase market, we embarked on a journey four years ago to build out our Direct Strategy. Our Direct Strategy sits at the intersection of our strong position in purchase and our ongoing servicing relationships, driving new customer acquisitions and refinance opportunities. We choose to retain servicing on the vast majority of the mortgages we originate in order to meet the ongoing housing needs of our more than half a million customers and growing.

Our track-record of success in originating and servicing mortgages is supported by robust capabilities, spanning operations, technology, analytics, capital markets and risk management. These capabilities have enabled us to drive outsized growth and attractive financial results. Our origination volume has increased at a 39% CAGR since 2013 to $61 billion for the year ended December 31, 2019, versus a 3% CAGR of the overall mortgage market. Our steady growth and market leadership has led to net income of $275 million and a return on equity of 45% for the six months ended June 30, 2020.

We originate U.S. residential mortgage loans that are either pooled into MBS for Fannie Mae, Freddie Mac or Ginnie Mae and subsequently sold to institutional investors or sold as whole loans to a variety of third-party investors. Generally, all newly originated loans are pooled or delivered to third-party purchasers within one month after origination. We retain the MSRs on the majority of mortgage loans that we originate, servicing the loans entirely in-house. We originate and service loans in all 50 states.

We primarily generate revenue from our mortgage origination and servicing activities. Revenues on originations are generated primarily from the gain on sale of loans, which includes loan origination fees, as well as the fair value of originated MSRs. Loan servicing revenue consists of the contractual fees earned for servicing loans and other ancillary servicing fees, as well as changes in the fair value of MSRs due to changes in valuation assumptions and realization of cash flows and MSR hedges.

We currently operate through a network of four corporate offices and 341 retail sales locations, located throughout the United States. Our headquarters and principal executive offices are located in Coppell, Texas. We also have 14 operations centers and five other servicing, wholesale and DTC sales and operations locations. As of June 30, 2020, we had 5,952 employees. We are a nationwide lender with locations across the country, operating in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam.

For more information about our business, operations and segments, see discussion under heading “Business.”

Recent Events

On September 30, 2020, we paid a dividend of $150 million in cash to Lone Star and on October 20, 2020, we paid an additional dividend of $150 million in cash to Lone Star.

Key Factors Affecting Results of Operations

Our origination volume is impacted by broader residential real estate market conditions and the general economy. Housing affordability, availability and general economic conditions influence the demand for our products. Housing affordability and availability are impacted by mortgage interest rates, availability of funds to finance purchases, availability of alternative investment products and relative relationship of supply and demand. General economic conditions are impacted by unemployment rates, changes in real wages, inflation, consumer confidence and the overall economic environment and, since March 2020, have been significantly impacted by the COVID-19 pandemic. See “Risk Factors” for more details.

Origination volume is impacted by changes in interest rates. Decreasing interest rates tend to increase the volume of purchase loan origination and refinancing whereas increasing interest rates tend to decrease the volume of purchase loan origination and refinancing. As compared to purchase loan origination volumes, refinancing volumes are generally more sensitive to interest rate changes.

Changes in interest rates impact the value of Interest Rate Lock Commitments, or IRLCs, and loans held for sale, or LHFS. IRLCs represent an agreement to extend credit to a customer whereby the interest rate is set prior to the loan funding, and these commitments bind us to fund the loan at a specified rate. When loans are funded they are held in our LHFS inventory. These loans are held for sale until sold to the Agencies and third party investors in the secondary market. During the origination, pooling and sale process, the value of IRLCs and LHFS inventory rises and falls with changes in interest rates.

The fair value of MSRs is also driven primarily by interest rates, which impact the likelihood of loan prepayments. In periods of rising interest rates, the fair value of the MSRs generally increases as prepayments decrease, and therefore the estimated life of the MSRs and related expected cash flows increase. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore the estimated life of the MSRs and related cash flows decrease.

To mitigate the interest rate risk impact on LHFS, IRLCs, as well as MSRs, Caliber has a hedging strategy in place. Currently, we primarily utilize forward Agency or Ginnie Mae To-Be-Announced, or TBA, securities, as well as fixed income futures and options. Our hedging strategy allows us to protect our investment and helps us manage our liquidity.

Key Performance Indicators

We monitor a number of key performance indicators to evaluate the performance of our business operations. These indicators enable us to manage the allocation of our resources to sales, operations, technology and corporate functions and measure the effectiveness of our marketing, data analytics and refinancing activities. Key performance indicators also help drive our hedging as well as pricing strategies for segments to generate gain on sale revenue, as well as our customer acquisition strategies. They also enable us to monitor the characteristics and value of our servicing portfolio and help drive retention efforts. In addition, the key performance indicators help us track origination quality and compare our performance against the national originations market and our competitors.

The following summarizes key performance indicators for the business:

	Six Months Ended June 30,		Year Ended December 31,
($ in thousands)	2020	2019	2019	2018	2017
Funded Volume	$36,000,508	$18,289,244	$61,112,535	$40,969,786	$43,682,119
Purchase Volume Percentage	39.9%	68.5%	54.9%	78.1%	73.4%
Servicing Portfolio (UPB) (1)	$134,423,241	$126,909,387	$132,334,241	$135,115,439	$116,374,092
Servicing Portfolio (Loan Count) (1)	561,278	553,082	568,946	588,651	510,295
MSRs Fair Value Multiple – Period End (1), (2)	2.9	3.7	3.8	4.2	3.8
Delinquency Rates (90+) – Period End (1)	3.0%	0.6%	0.5%	0.8%	1.5%
Pre-Tax Net Income (Loss)	$365,663	$(78,773)	$28,232	$176,247	$81,517
Net Income	$275,297	$(59,382)	$21,627	$129,039	$100,034
Adjusted Net Income (3)	$292,225	$59,200	$176,659	$46,025	$149,824
Operating Contribution (3)	$388,146	$78,539	$230,597	$62,856	$147,193

(1)	Represents only Fannie Mae (FNMA), Freddie Mac (FHLMC) and Ginnie Mae (GNMA) servicing portfolios. The delinquency rate for June 30, 2020 includes loans in forbearance plans under the CARES Act.
(2)	MSRs fair market value multiple is calculated as the MSR fair market value as of a specified date divided by the related UPB divided by the service fee rate.
(3)	For reconciliation of these non-GAAP measures to their most comparable GAAP measures, see “Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

In addition to our results under GAAP, in this prospectus we also present operating contribution, adjusted net income and adjusted return on equity for historical periods. They are non-GAAP financial measures and have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We include these non-GAAP financial measures because they are used by management to evaluate the Company’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Operating contribution and adjusted net income excludes certain revenues that are required in accordance with GAAP. Revenues from MSR fair value changes due to inputs and assumptions, net of hedge are excluded from non-GAAP measures as they represent non-cash non-realized adjustments to total revenues and add volatility to operating results due to change in market interest rates.

We define operating contribution as pre-tax net income or loss excluding the impact of the change in fair value of MSRs related to changes in valuation inputs and assumptions, and the MSRs hedge. We define adjusted net income as net income or loss excluding the impact of the change in fair value of MSRs related to changes in valuation inputs and assumptions, and the MSRs hedge on a tax-effected basis. We define adjusted return on equity as adjusted net income for the period, annualized divided by the average beginning and ending period balance of total stockholder’s equity.

We present operating contribution, adjusted net income and adjusted return on equity in this prospectus because they are important metrics we use as one of the means, together with related GAAP financial measures, to assess our financial performance. We believe that these measures are useful for comparing general operating performance from period to period, and we rely on these measures for planning and forecasting of future periods. Operating contribution, adjusted net income and adjusted return on equity are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry and assist both investors and management in analyzing and benchmarking the performance and value of our business.

Operating contribution, adjusted net income and adjusted return on equity have certain limitations. These non-GAAP measures do not have a standardized meaning under GAAP. Investors are cautioned that these measures should not be construed as alternatives to pre-tax net income or loss, net income or loss or other measures of financial performance as determined in accordance with GAAP. Our method of calculating these measures may differ from other companies and, accordingly, they may not be comparable to similar measures used by other companies. These measures also should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items for which these non-GAAP measures make adjustments.

The non-GAAP information presented below and elsewhere in this prospectus should be read in conjunction with our audited annual and unaudited condensed combined financial statements and the related notes included elsewhere in this prospectus and the information set forth in the section entitled “Selected Historical Combined Financial Information.”

The following is a reconciliation of operating contribution, adjusted net income and adjusted return on equity to the nearest GAAP financial measures, pre-tax net income (loss), net income (loss) and return on equity, respectively:

Reconciliation of Operating Contribution to Pre-tax Net Income (Loss)

(in thousands)
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Pre-Tax Net Income (Loss)	$365,663	$(78,773)	$28,232	$176,247	$81,517
Reversing MSRs valuation assumption change, net of hedge (1)	22,483	157,312	202,365	(113,391)	65,677

Operating Contribution	$388,146	$78,539	$230,597	$62,856	$147,193

(1)

This adjustment is calculated by reversing MSRs fair value changes caused by changes in valuation inputs or assumptions, net of MSRs hedge. MSR fair value changes due to valuation inputs and assumptions are measured using a stochastic discounted cash flow model that includes assumptions such as prepayment speeds, delinquencies, discount rates, and effects of changes in market interest rates (refer to Note 2, Significant Accounting Policies and Note 6, Mortgage Servicing Rights to our audited annual combined financial statements included elsewhere in this prospectus). The change in the value of the MSR hedge is measured based on third party market values and cash settlements (refer to Note 17, Fair Value Measurements, to our audited annual combined financial statements included elsewhere in this prospectus). This adjustment does not include change in fair value of MSRs due to realization of cash flows, which remains in operating contribution. Realization of cash flows occur when cash is collected as customers make scheduled payments, partial prepayments of principal, or pay their mortgage in full.

Reconciliation of Adjusted Net Income and Adjusted ROE to Net Income (Loss) and ROE

(in thousands)
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Net Income (Loss)	$275,297	$(59,382)	$21,627	$129,039	$100,034
Reversing MSRs valuation assumption change, net of hedge (1)	22,483	157,312	202,365	(113,391)	65,677
Tax effect of reversing MSRs fair value, net of hedge (2)	(5,555)	(38,730)	(47,333)	30,377	(15,887)

Adjusted Net Income	$292,225	$59,200	$176,659	$46,025	$149,824

Average Equity (3)	1,224,502	1,027,416	1,069,952	985,279	858,643
Return on Equity, “ROE” (4)	45%	(12%)	2%	13%	12%
Adjusted Return on Equity, “Adjusted ROE” (5)	48%	12%	17%	5%	17%

(1)

This adjustment is calculated by reversing MSRs fair value changes caused by changes in valuation inputs or assumptions, net of MSRs hedge. MSR fair value changes due to valuation inputs and assumptions are measured using a stochastic discounted cash flow model that includes assumptions such as prepayment speeds, delinquencies, discount rates, and effects of changes in market interest rates (refer to Note 2, Significant Accounting Policies and Note 6, Mortgage Servicing Rights to our audited annual combined financial statements included elsewhere in this prospectus). The change in the value of the MSR hedge is measured based on third party market values and cash settlements (refer to Note 17, Fair Value Measurements, to our audited annual combined financial statements included elsewhere in this prospectus). This adjustment does not include change in fair value of MSRs due to realization of cash flows, which remains in adjusted net income. Realization of cash flows occur when cash is collected as customers make scheduled payments, partial prepayments of principal, or pay their mortgage in full.

The reconciliation of net income to adjusted net income and adjusted ROE for the years ended December 31, 2015 and 2016 was:

	2016	2015
Net Income	$143,061	$139,465
Reversing one-time tax adjustment (a)	—	(40,971)
Reversing MSRs valuation assumption change, net of hedge (1)	(15,951)	1,035
Tax effect of reversing MSRs fair value, net of hedge (2)	6,022	(392)

Adjusted Net Income	$133,132	$99,137

Average Equity (3)	725,843	580,598
ROE (4)	20%	24%
Adjusted ROE (5)	18%	17%

(a)

During 2015, the valuation allowance that was previously established against the net deferred tax assets was released. This one-time adjustment was made as it is more likely than not that the deferred tax asset will be fully realized due to expected future reversals of taxable temporary differences.

(2)	This adjustment is calculated using the effective tax rate for each period presented.
(3)	Average equity is calculated based on the average of the beginning and ending period balance of total stockholder’s equity.
(4)

Return on equity, or ROE, is calculated by dividing net income for the period annualized, by the average stockholder’s equity. This measure allows management, investors and our board of directors to evaluate the profitability of the business in relation to equity and how well we generate income from the equity available.

(5)

Adjusted return on equity, or Adjusted ROE, is a non-GAAP measure, and is calculated by dividing adjusted net income for the period annualized, by the average stockholder’s equity. This measure allows management, investors and our board of directors to evaluate the profitability of the business in relation to equity and how well we generate income from the equity available.

Description of Certain Components of Our Results of Operations

Components of revenue

Our primary sources of revenue consist of the following:

Gain on sale, net. This includes gain on sale mortgage loans, including the premium received above the principal balance or purchase price less certain fees charged by investors and the provision for loan repurchases and indemnifications, gains or losses on derivatives, including change in fair value of IRLCs, the change in fair value of loans held for sale and the fair value of originated MSRs.

IRLCs represent an agreement to extend credit to a mortgage customer whereby the interest rate is set prior to the loan funding, and these commitments bind us to fund the loan at a specified rate. As the customer is not obligated to obtain the loan, a fallout factor, or “pull through,” is applied to the fair value of IRLC calculation. The initial estimated fair value of the IRLC and subsequent changes in fair value of IRLC are recognized in gain on sale, net. When a loan funds, the change in fair value of the loans held for sale are recognized in gain on sale, net. Funded loans are either pooled into MBS for Fannie Mae, Freddie Mac or Ginnie Mae and subsequently sold to institutional investors or sold as whole loans to a variety of third-party investors. The difference in the sales proceeds and the fair value of the loan is recognized in gain on sale, net.

We enter into derivative transactions, primarily forward commitments, to provide an economic hedge against interest rate risk that could impact IRLCs and LHFS. Gains and losses associated with these derivatives are recognized in gain on sale, net. IRLCs and LHFS inventory are exposed to interest rate volatility. During the origination, pooling and delivery process, this pipeline value rises and falls with changes in interest rates. To mitigate this exposure, Caliber employs a hedging strategy designed to minimize basis risk and maximize economic hedge effectiveness.

The initial fair value of MSRs are recognized in gain on sale, net when the MSRs are created at the time the loan is sold service released, representing the estimated discounted future cash flows from expected service fees.

Fee income. We earn certain fees for originating mortgage loans including administrative, underwriting, processing and origination fees.

Servicing fees, net. Servicing fees, net represent the servicing fees earned on residential mortgage loans serviced, net of guarantee fees, and includes recurring servicing and other ancillary fees earned. Servicing fees, net are recorded on an accrual basis. Servicing fees are based on a stipulated percentage of the outstanding monthly principal balance of such loans. We are also entitled to various ancillary fees collected that are contractually associated with servicing the loans, such as modifications and other incentives fees, late charges, insufficient funds fees and other ancillary fees. All ancillary fees are recognized as income when earned, which typically occurs when cash is collected.

Change in fair value of MSRs. Changes in fair value of MSRs are primarily due to the changes in valuation inputs and assumptions, which are recognized in current period earnings and realization of cash flows. The fair value is estimated using a stochastic discounted cash flow model that includes assumptions for prepayment speeds, discount rates, delinquency and foreclosure projections, credit losses, servicing costs and other assumptions. The prepayment speed valuation assumption represents the annual rate at which serviced customers are estimated to repay their loan at different levels of interest rates. We use an option-adjusted spread model that simulates a diverse set of interest rate paths. Prepayment rates are estimated along each path and cash flows are discounted to present time using path specific interest rates. Use of an option-adjusted spread better captures the uncertainty of prepayment rates and discount rates versus a static discount rate. In periods of rising interest rates, the fair value of the MSRs generally increases as prepayments decrease, and therefore the estimated life of the MSRs and related expected cash flows increase. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore the estimated life of the MSRs and related cash flows decrease. To mitigate this exposure, Caliber has a hedging strategy in place. Currently, we primarily utilize forward Agency or Ginnie Mae TBA securities as well as fixed income futures and options. Changes in the value of these derivatives are netted against the change in fair value of MSRs. We also sell MSRs periodically to manage the size of the servicing portfolio at an optimum level.

Other Income. Other income includes broker fees, sublease revenue, title fees and other miscellaneous income.

Components of Operating Expenses

Our primary components of operating expenses consist of the following:

Compensation and benefits. Compensation and benefits includes all payroll-related expenses, benefits and commissions.

Occupancy and equipment. Occupancy and equipment primarily consist of rental expense incurred for our retail locations and various other corporate facilities.

General and administrative. General and administrative includes expenses related to loan costs, provision for valuation of servicing advances, technology, marketing, legal, travel and entertainment and other miscellaneous operating expenses.

Depreciation and amortization. Depreciation is recorded on property and equipment which is comprised of furniture and fixtures, IT equipment, leasehold improvements and software. We recognize amortization expense on internally developed software and finance leases. Depreciation, which includes depreciation and amortization on finance leases, is calculated using the straight-line method over the estimated useful life of the asset, ranging from three to five years, or the life of the lease, whichever is shorter.

Income taxes. Our taxable income and loss has historically been included in the U.S. consolidated federal income tax return of our parent company. Our provision for income taxes has been recorded using the separate return method, which is intended to reflect tax expense or benefit as if we filed standalone tax returns. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the combined financial statements’ carrying amounts of existing assets and liabilities and their respective tax basis. We record changes in the deferred tax assets and liabilities as income tax benefit/(expense). We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates as income in the period that includes the enactment date. We reduce deferred tax assets by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Future Public Company Expenses

As a public company, we anticipate our operating expenses will increase as we establish and maintain governance and controls in accordance with SEC guidelines. We expect our accounting, legal and personnel-related expenses and insurance costs to increase as we establish more comprehensive compliance and governance functions, maintain and review internal controls over financial reporting in accordance with Sarbanes-Oxley and prepare and distribute periodic reports as required by SEC rules and regulations. Our financial statements following this offering will reflect the impact of these expenses.

Results of Operations for Six Months Ended June 30, 2020 and 2019

Summary of Operations

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Revenue:
Gain on sale, net	$1,094,064	$411,041
Fee income	98,344	59,817
Servicing fees, net	255,511	246,186
Change in fair value of MSRs	(320,108)	(295,242)
Other income	6,807	5,653

Total Revenue	1,134,618	427,455

Operating expenses:
Compensation and benefits	586,846	355,743
Occupancy and equipment	23,609	23,980
General and administrative	156,601	107,442
Depreciation and amortization	15,200	16,699

Total operating expenses	782,256	503,864
Income (loss) from operations	352,362	(76,409)

Other income (expense):
Interest income	101,233	80,125
Interest expense	(87,932)	(82,489)

Other income (expense) net	13,301	(2,364)

Net income before taxes	365,663	(78,773)
Income tax (expense) benefit	(90,366)	19,391

Net income (loss)	$275,297	$(59,382)

Net income was $275.3 million for the six months ended June 30, 2020, an increase of $334.7 million as compared to a net loss of $59.4 million for the six months ended June 30, 2019. The increase was primarily due to an increase in gain on sale, net of $683.0 million, or 166.2%, and an increase in fee income of $38.5 million, or 64.4%, both driven primarily by the increase in funded loan volume during the first six months of 2020 compared to the same period of 2019. The increases in gain on sale, net and fee income were partially offset by a $24.9 million decrease in the change in fair value of MSRs, net of hedge. Offsetting the increase in total revenues was an increase in total operating expenses of $278.4 million, or 55.2%. The increase in total operating expenses was primarily due to an increase in compensation and benefits of $231.1 million, or 65.0%, related to higher production volume and an increase in hiring of production and operation staff to support our growth. General and administrative also increased $49.2 million, or 45.8%, due to increased operational expenses and centralized supporting functions associated with higher production volumes for the six months ended June 30, 2020 compared to the same period in 2019.

Gain on sale, net

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Gain on sale	$778,644	$147,042
Origination of mortgage servicing rights	455,446	281,280
Realized and unrealized gain (loss) from derivative financial instruments	(190,090)	(68,052)
Change in fair value of LHFS	50,064	50,771

Gain on sale, net	$1,094,064	$411,041

During the six months ended June 30, 2020, we recognized gain on sale, net totaling $1,094.1 million, compared to $411.0 million during the same period in 2019, an increase of $683.0 million, or 166.2%. This increase was primarily due to an increase in loan production volume, partially offset by realized and unrealized loss from derivative financial instruments.

Increases in volume reflected heightened demand for mortgage loans during the six months ended June 30, 2020 as compared to the same period in 2019 due to a decrease in market interest rates. Funded loans increased to $36.0 billion in the six months ended June 30, 2020 from $18.4 billion in the same period in 2019, an increase of $17.7 billion, or 96.8%. The origination of mortgage servicing rights increased by $174.2 million, or 61.9%, driven by the increase in volume during the six months ended June 30, 2020. Loss from derivative financial instruments increased by $122.0 million, or 179.3%, driven by losses on forward commitments due to changes in interest rates during the six months ended June 30, 2020 compared to the same period in 2019, partially offset by an increase in IRLC fair value driven primarily by an increase in volume.

Fee Income

Fee income increased by $38.5 million, or 64.4%, to $98.3 million for the six months ended June 30, 2020 as compared to $59.8 million for the six months ended June 30, 2019. The increase in fee income was primarily due to the increase in loan production volume in the six months ended June 30, 2020 compared to the same period in 2019.

Servicing Fees, Net

For the periods presented, servicing fees, net consisted of the following:

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Servicing fees, net of guarantee fees	$242,326	$226,437
Ancillary and other fees	13,185	19,749

Servicing fees, net	$255,511	$246,186

Servicing fees, net was $255.5 million for the six months ended June 30, 2020, an increase of $9.3 million, or 3.8%, as compared to $246.2 million for the six months ended June 30, 2019. The increase was due primarily to an increase of $6.2 billion in the servicing portfolio UPB ($7.5 billion increase in FHLMC, FNMA and GNMA, and $1.3 billion decrease in private investor portfolios), as well as a higher weighted average servicing fees, relative to the size of the portfolio, which increased from 31.6 basis points to 34.8 basis points during the six months ended June 30, 2020 compared to the same period in 2019 for our combined FHLMC, FNMA and

GNMA servicing portfolio. Ancillary and other income decreased primarily from a decline in modification incentives.

The table below shows characteristics of our FHLMC, FNMA and GNMA mortgage loan servicing portfolio for each of the periods presented:

	As of June 30,
	2020	2019
Servicing Portfolio (UPB) ($ in thousands) (1)	$134,423,241	$126,909,387
Servicing Portfolio (Loan Count)	561,278	553,082
MSRs Fair Value Multiple (2)	2.9	3.7
Delinquency Rates (90+)	3.0%	0.6%
Weighted average credit score	742	742
Weighted average LTV	78.1%	77.0%
Weighted average servicing fee, net (bps)	34.8	31.6

(1)	Total servicing portfolio at June 30, 2020 and 2019 was $148.4 billion and $142.2 billion, respectively. Of this portfolio, FHLMC, FNMA and GNMA were $134.4 billion and $126.9 billion, respectively.
(2)	MSRs fair market value multiple is calculated as the MSR fair market value as of a specified date divided by the related UPB divided by the service fee rate.

Change in Fair Value of MSRs

Change in fair value of MSRs was a negative $320.1 million for the six months ended June 30, 2020, a decrease of $24.8 million, or 8.4%, compared to a negative $295.2 million for the six months ended June 30, 2019. The decrease in fair value of MSRs in 2020 compared to 2019 was primarily due to an increase in realization of cash flows from MSRs of $159.7 million and a fair value decrease due to valuation inputs and assumptions of $218.0 million. We hedge the MSRs on our balance sheet with derivatives and other financial instruments. During the six months ended June 30, 2020, we recognized a gain on our MSRs hedge position, net of cost, of $427.5 million compared to $74.6 million during the same period in 2019, an increase of $352.9 million.

	As of June 30,
	2020	2019	Change
	(in thousands)
Change in Fair Value of MSRs due to:
Realization of Cash Flows	$(297,625)	$(137,930)	$(159,695)
Valuation Inputs and Assumptions	(449,951)	(231,951)	(218,000)
Hedge	427,468	74,639	352,829

Change in Fair Value of MSRs (1)	$(320,108)	$(295,242)	$(24,866)

(1)

Change in fair value of MSRs consists of three components: (i) realization of cash flows, primarily due to customer scheduled payments or complete or partial principal payoffs; (ii) changes in MSR fair value due to valuation inputs and assumptions which are measured using a stochastic discounted cash flow model that includes assumptions such as prepayment speeds, delinquencies, discount rates, and effects of changes in market interest rates (refer to Note 2, Significant Accounting Policies and Note 6, Mortgage Servicing Rights to our audited annual combined financial statements included elsewhere in this prospectus); and (iii) change in value of MSR hedges, which are measured based on third party market values and cash settlements (refer to Note 17, Fair Value Measurements, to our audited annual combined financial statements included elsewhere in this prospectus) and are used to mitigate the volatility of the change in valuation inputs and assumptions.

Total Operating Expenses

Total operating expenses for the periods presented were as follows:

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Compensation and benefits	$586,846	$355,743
Occupancy and equipment	23,609	23,980
General and administrative	156,601	107,442
Depreciation and amortization	15,200	16,699

Total operating expenses	$782,256	$503,864

Operating expenses increased by $278.4 million, or 55.3%, to $782.3 million for the six months ended June 30, 2020 as compared to $503.9 million for the six months ended June 30, 2019. Compensation and benefits increased by $231.1 million, or 65.0%, primarily due to an increase in incentive compensation associated with the higher volume of loans produced as well as an increase in the number of team members in production roles that we hired to support our growth. General and administrative expenses increased $49.2 million, or 45.8%, to $156.6 million for the six months ended June 30, 2020 as compared to $107.4 million for the six months ended June 30, 2019 due to increases in operational expenses and centralized supporting functions associated with the higher volumes experienced in the six months ended June 30, 2020 compared to the same period in 2019.

Income Taxes

Income tax expense was $90.4 million for the six months ended June 30, 2020, compared to a tax benefit of $19.4 million for the six months ended June 30, 2019. Our overall effective tax rate of 24.7% and 24.6% for the six months ended June 30, 2020 and June 30, 2019, respectively, differed from the U.S. statutory rate of 21% primarily due to the impact of state income taxes and certain nondeductible expenses.

Results of Operations for the Years Ended December 31, 2019 and 2018

Summary of Operation

	Year Ended December 31,
	2019	2018
	(in thousands)
Revenue:
Gain on sale, net	$1,093,233	$725,802
Fee income	164,734	133,583
Servicing fees, net	490,073	485,514
Change in fair value of MSRs	(565,640)	(110,086)
Other income	12,377	4,266

Total Revenue	1,194,777	1,239,079

Operating expenses:
Compensation and benefits	836,688	729,937
Occupancy and equipment	46,894	57,585
General and administrative	258,031	211,916
Depreciation and amortization	31,921	29,763

Total operating expenses	1,173,534	1,029,201
Income from operations	21,243	209,878

Other income (expense):
Interest income	207,452	148,772
Interest expense	(199,944)	(173,949)
Loss extinguishment of debt	(519)	(8,454)

Other income (expense), net	6,989	(33,631)

Net income before taxes	28,232	176,247

Income tax (expense) benefit	(6,605)	(47,208)

Net income	$21,627	$129,039

Net income was $21.6 million for the year ended December 31, 2019, a decrease of $107.4 million, or 83.2%, as compared to net income of $129.0 million for the year ended December 31, 2018. The decrease in net income was primarily due to a $455.6 million, or 413.8%, decrease in change in fair value of MSRs, net of hedge, an increase in compensation and benefits of $106.8 million, or 14.6%, and higher general and administrative costs of $46.1 million, or 21.8%. Those adverse changes to net income were partially offset by higher gain on sale, net of $367.4 million, or 50.6%, increase in gain on sale, net, which was driven primarily by the increase in origination volume. The increase in total expenses was due primarily to increases in loan origination and compensation expenses, reflecting the continuing growth of our mortgage banking activities.

Gain on sale, net

The components of gain on sale, net for the periods presented were as follows:

	Year Ended December 31,
	2019	2018
	(in thousands)
Gain on sale	$178,121	$123,266
Origination of mortgage servicing rights	946,257	551,270
Realized and unrealized gain (loss) from derivative financial instruments	(154,365)	58,488
Change in fair value of LHFS	123,220	(7,222)

Gain on sale, net	$1,093,233	$725,802

Gain on sale, net was $1.1 billion for the year ended December 31, 2019, an increase of $367.4 million, or 50.6%, as compared to $725.8 million for the year ended December 31, 2018. Funded volume increased to $61.1 billion in the year ended December 31, 2019 from $41.0 billion in the same period in 2018, an increase of $20.1 billion, or 49.2%, reflecting increased demand for mortgage loans. The fair value of MSRs originated increased by $395.0 million, or 71.7%, resulting from an increase in funded loan volume. Gain on sale, net also includes unrealized gains and losses from the fair value changes in mortgage loans held for sale and IRLCs as well as realized and unrealized gains and losses from forward commitments used to hedge the loans held for sale and IRLCs. The net loss from these fair value changes increased by $212.9 million, or 363.9%, driven by changes in interest rates and loan volume.

Fee income

Fee income increased by $31.2 million, or 23.3%, to $164.7 million for the year ended December 31, 2019 as compared to $133.6 million for the year ended December 31, 2018. The increase was due primarily to the increase in loan production volume for the year ended December 31, 2019 compared to the same period in 2018.

Servicing fees, net

For the periods presented, servicing fees, net consisted of the following:

	Year Ended December 31,
	2019	2018
	(in thousands)
Servicing fees, net of guarantee fees	$451,855	$439,719
Ancillary and other	38,218	45,795

Servicing fees, net	$490,073	$485,514

Servicing fees, net was $490.1 million for the year ended December 31, 2019, an increase of $4.6 million, or 0.9%, as compared to $485.5 million for the year ended December 31, 2018. The UPB of the servicing portfolio decreased $3.1 billion during 2019 as compared to 2018, ($2.8 billion decrease in FHLMC, FNMA and GNMA and $273 million decrease in private investor portfolios) primarily due to MSRs sales in 2019. Servicing fees, net of guarantee fees increased $12.1 million, or 2.8%, due to an increase in weighted average servicing fees relative to the size of the portfolio; such fees increased from 30.2 basis points in 2018 to 34.4 basis points in 2019 for our combined FHLMC, FNMA and GNMA servicing portfolio. Ancillary and other income decreased primarily due to a decrease in modification incentives.

The table below provides details of the characteristics of our FHLMC, FNMA and GNMA mortgage loan servicing portfolio for each of the periods presented:

	As of December 31,
	2019	2018
Servicing Portfolio (UPB) ($ in thousands) (1)	$132,334,241	$135,115,440
Servicing Portfolio (Loan Count)	568,946	588,651
MSRs Fair Value Multiple (2)	3.8	4.2
Delinquency Rates (90+)	0.5%	0.8%
Weighted average credit score	736	739
Weighted average LTV	79.1%	78.2%
Weighted average servicing fee, net (bps)	34.4	30.2

(1)

Total servicing portfolio at December 31, 2019 and 2018 was $148.4 billion and $151.5 billion, respectively. Of this portfolio, FHLMC, FNMA and GNMA were $132.3 billion and $135.1 billion, respectively.

(2)	MSRs fair market value multiple is calculated as the MSR fair market value as of a specified date divided by the related UPB divided by the service fee rate.

Change in Fair Value of MSRS

Change in fair value of MSRs decreased $455.5 million to a negative $565.6 million for the year ended December 31, 2019 from a negative $110.0 million for the year ended December 31, 2018. The decrease was primarily due to an increase in realization of cash flows from MSRs of $139.8 million and a fair value decline of MSRs of $424.3 million. We hedge the MSRs on our balance sheet with derivatives and other financial instruments. During the year ended December 31, 2019, we recognized a gain on our MSR hedge position, net of cost, of $79.2 million in 2019 compared to a loss of $29.4 million, an increase of $108.6 million as compared to the same period in 2018.

	As of December 31,
	2019	2018	Change
	(in thousands)
Change in Fair Value of MSRs due to:
Realization of Cash Flows	$(363,275)	$(223,477)	$(139,798)
Valuation Inputs and Assumptions	(281,552)	142,753	(424,305)
Hedge	79,187	(29,362)	108,549

Change in Fair Value of MSRs (1)	$(565,640)	$(110,086)	$(455,554)

(1)

Change in fair value of MSRs consists of three components: (i) realization of cash flows, primarily due to customer scheduled payments or complete or partial principal payoffs; (ii) changes in MSR fair value due to valuation inputs and assumptions which are measured using a stochastic discounted cash flow model that includes assumptions such as prepayment speeds, delinquencies, discount rates, and effects of changes in market interest rates (refer to Note 2, Significant Accounting Policies and Note 6, Mortgage Servicing Rights to our audited annual combined financial statements included elsewhere in this prospectus); and (iii) change in value of MSR hedges, which are measured based on third party market values and cash settlements (refer to Note 17, Fair Value Measurements, to our audited annual combined financial statements included elsewhere in this prospectus) and are used to mitigate the volatility of the change in valuation inputs and assumptions.

Total Operating Expenses

Total operating expenses for the periods presented were as follows:

	Year Ended December 31,
	2019	2018
	(in thousands)
Compensation and benefits	$836,688	$729,937
Occupancy and equipment	46,894	57,585
General and administrative	258,031	211,916
Depreciation and amortization	31,921	29,763

Total operating expenses	$1,173,534	$1,029,201

Operating expenses increased by $144.3 million, or 14.0%, to $1.2 billion for the year ended December 31, 2019 as compared to $1.0 billion for the year ended December 31, 2018. Compensation and benefits increased by $106.8 million, or 14.6%, primarily due to an increase in incentive compensation associated with the higher volume of loans produced as well as an increase in the number of team members in production roles that we hired to support our growth. Occupancy and equipment decreased $10.7 million, or 18.6%, primarily due to an optimization in our use of real estate facilities for our distributed retail network, and operation centers. General and administrative increased $46.1 million, or 21.8%, due to increases in operations expenses and centralized supporting functions associated with the higher volumes experienced in the year ended December 31, 2019 compared to the same period in 2018.

Income Taxes

Income tax expense was $6.6 million for the year ended December 31, 2019 compared to tax expense of $47.2 million for the year ended December 31, 2018. Our overall effective tax rate of 23.4% for the year ended December 31, 2019 decreased from our overall effective tax rate of 26.8% for the year ended December 31, 2018 primarily due to an overall decrease in state income tax expense. Our effective tax rate differs from the U.S. statutory rate of 21% primarily due to the impact of state income taxes and certain nondeductible expenses.

Results of Operations for the Years Ended December 31, 2018 and 2017

Summary of Operations

	Year Ended December 31,
	2018	2017
	(in thousands)
Revenue:
Gain on sale, net	$725,802	$840,486
Fee income	133,583	139,158
Servicing fees, net	485,514	479,499
Change in fair value of MSRs	(110,086)	(246,859)
Other income	4,265	3,185

Total Revenue	1,239,078	1,215,469

Operating expenses:
Compensation and benefits	729,937	804,001
Occupancy and equipment	57,585	54,262
General and administrative	211,916	219,594
Depreciation and amortization	29,763	20,639

Total operating expenses	1,029,201	1,098,496
Income from operations	209,878	116,973

Other income (expense):
Interest income	148,772	109,862
Interest expense	(173,949)	(145,318)
Loss extinguishment of debt	(8,454)	—

Other income (expense) benefit	$(33,631)	$(35,456)

Net income before taxes	176,247	81,517
Income tax (expense) benefit	(47,208)	18,517

Net income	$129,039	$100,034

Net income was $129.0 million for the year ended December 31, 2018, an increase of $29.0 million, or 29.0%, as compared to net income of $100.0 million for the year ended December 31, 2017. The increase was primarily due to an increase in the fair value of the MSRs, net of hedge, of $136.8 million, or 55.4%, and lower compensation and benefits of $74.1 million or 9.2%, partially offset by lower gain on sale, net of $114.7 million, or 13.6%. The decrease in gain on sale, net and the lower compensation and benefits was associated with lower production volume during the 2018 period as compared to the same period in 2017. The lower originated volume in 2018 compared to 2017 was attributed primarily to a decline in refinancing volume due to the observed changes in rates within both periods.

Gain on sale, net

The components of gain on sale, net for the periods presented were as follows:

	Year Ended December 31,
	2018	2017
	(in thousands)
Gain on sale	$123,266	$422,228
Origination of mortgage servicing rights	551,270	451,716
Realized and unrealized gain (loss) from derivative financial instruments	58,488	(65,147)
Change in fair value in LHFS	(7,222)	31,689

Gain on sale, net	$725,802	$840,486

Gain on sale, net was $725.8 million for the year ended December 31, 2018, a decrease of $114.7 million, or 13.6%, as compared to $840.5 million for the year ended December 31, 2017. Funded volume decreased to $41.0 billion in the year ended December 31, 2018 from $43.7 billion in the same period in 2017, a decrease of $2.7 billion, or 6.2%. The decrease in loan production volume reflects the effect of then-generally rising interest rates in the mortgage market, which had a negative influence on demand for mortgage lending in 2018.

Fee income

Fee income decreased by $5.6 million, or 4.0%, to $133.6 million for the year ended December 31, 2018 as compared to $139.2 million for the year ended December 31, 2017. The decrease was due primarily to the decrease in loan production volume for the year ended December 31, 2018 compared to the same period in 2017.

Servicing fees, net

For the periods presented, servicing fees, net consisted of the following:

	Year Ended December 31,
	2018	2017
	(in thousands)
Servicing fees, net of guarantee fees	$439,719	$415,503
Ancillary and other	45,794	63,996

Servicing fees, net	$485,514	$479,499

Servicing fees, net was $485.5 million for the year ended December 31, 2018, an increase of $6.0 million, or 1.3%, as compared to $479.5 million for the year ended December 31, 2017. Servicing fees, net of guarantee fees increased by $24.2 million, or 5.8%, due to the servicing portfolio UPB increase of $16.6 billion ($18.8 billion increase in FHLMC, FNMA and GNMA and $2.2 billion decrease in private investor portfolios), or 12.3%, during the year ended 2018 as compared to the same period in 2017. Ancillary income decreased $18.2 million, or 28.4%, due to decrease of $7.0 million in modification and default incentive fees and $8.0 million in REO broker fees.

The table below provides details of the characteristics of our FHLMC, FNMA and GNMA mortgage loan servicing portfolio for each of the periods presented:

	As of December 31,
	2018	2017
	(in thousands)
Servicing Portfolio (UPB) ($ in thousands) (1)	$135,115,440	$116,374,092
Servicing Portfolio (Loan Count)	588,651	510,295
MSRs Fair Value Multiple (2)	4.2	3.8
Delinquency Rates (90+)	0.8%	1.5%
Weighted average credit score	739	741
Weighted average LTV	78.2%	77.5%
Weighted average servicing fee, net (bps)	30.2	28.7

(1)

Total servicing portfolio at December 31, 2018 and 2017 was $151.5 billion and $134.9 billion, respectively. Of this portfolio, FHLMC, FNMA and GNMA were $135.1 billion and $116.4 billion, respectively.

(2)	MSRs fair market value multiple is calculated as the MSR fair market value as of a specified date divided by the related UPB divided by the service fee rate.

Change in Fair Value of MSRs

Change in fair value of MSRs increased $136.8 million, or 55.4%, to negative $110.0 million for the year ended December 31, 2018 from a negative $246.9 million for the year ended December 31, 2017. The increase was primarily due to a fair value increase of MSRs of $206.1 million, offset by an increase in realization of cash flows from MSRs of $42.3 million. We hedge the MSRs on our balance sheet with derivatives and other financial instruments. During the year ended December 31, 2018, we recognized a loss on our MSR hedge position, net of cost, of $29.4 million, compared to a loss of $2.3 million, a decrease of $27.0 million as compared to the same period in 2017.

	As Of December 31,
	2018	2017	Change
	(in thousands)
Change in Fair Value of MSRs due to:
Realization of Cash Flows	$(223,477)	$(181,182)	$(42,295)
Valuation Inputs and Assumptions	142,753	(63,336)	206,089
Hedge	(29,362)	(2,342)	(27,020)

Change in Fair Value of MSRs (1)	$(110,086)	$(246,860)	$136,774

(1)

Change in fair value of MSRs consists of three components: (i) realization of cash flows, primarily due to customer scheduled payments or complete or partial principal payoffs; (ii) changes in MSR fair value due to valuation inputs and assumptions which are measured using a stochastic discounted cash flow model that includes assumptions such as prepayment speeds, delinquencies, discount rates, and effects of changes in market interest rates (refer to Note 2, Significant Accounting Policies and Note 6, Mortgage Servicing Rights to our audited annual combined financial statements included elsewhere in this prospectus); and (iii) change in value of MSR hedges, which are measured based on third party market values and cash settlements (refer to Note 17, Fair Value Measurements, to our audited annual combined financial statements included elsewhere in this prospectus) and are used to mitigate the volatility of the change in valuation inputs and assumptions.

Total Operating Expenses

Total operating expenses for the periods presented were as follows:

	Year Ended December 31,
	2018	2017
	(in thousands)
Compensation and benefits	$729,937	$804,001
Occupancy and equipment	57,585	54,262
General and administrative	211,916	219,594
Depreciation and amortization	29,763	20,639

Total operating expenses	$1,029,201	$1,098,496

Operating expenses decreased $69.3 million, or 6.3%, to $1.0 billion for the year ended December 31, 2018 as compared to $1.1 billion for the year ended December 31, 2017. Compensation and benefits decreased $74.1 million, or 9.2%, primarily due to lower volume of loans produced. Occupancy and equipment increased $3.3 million, or 6.1%, primarily due to expansions in our distributed retail network.

Income Taxes

Income tax expense was $47.2 million for the year ended December 31, 2018, compared to a tax benefit of $18.5 million for the year ended December 31, 2017. Our overall effective tax rate of 26.8% for the year ended December 31, 2018 increased from its overall effective tax rate of negative 22.7% for the year ended December 31, 2017 primarily due to the revaluation of our net deferred tax liability at December 31, 2017 resulting from the U.S. corporate tax rate reduction to 21% provided for in the Tax Cuts and Jobs Act signed into law on December 22, 2017. Our effective tax rate differs from the U.S. statutory rate of 21% primarily due to the impact of the tax rate change, state income taxes and certain nondeductible expenses.

Summary results by segment for the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017

We originate loans through two segments:

•

Our Local Segment, where we originate loans either through our loan originators in local offices throughout the country (the “distributed retail” channel), or through mortgage brokers independent of Caliber that source loan applications to multiple mortgage banks (the “wholesale” channel). The Local Segment is particularly focused on purchase loans.

•

Our Direct Segment, where we originate loans either through loan originators operating in call centers (the “direct-to-consumer” or “DTC” channel), or through the acquisition of closed mortgage loans from other independent mortgage bankers or depository institutions (the “correspondent” channel). Our Direct Segment also includes our servicing platform, because ongoing connectivity with our customers through our servicing business positions us to retain refinance opportunities.

The table below provides details of the characteristics of our mortgage loan production for our local and direct segments for each of the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
(dollars in thousands)	2020	2019	2019	2018	2017
Funded volume by type
FHLMC/FNMA	$22,486,444	$9,284,342	$29,309,791	$19,530,748	$24,548,170
GNMA	12,605,756	7,547,230	28,851,550	17,897,385	15,880,150
Other	908,308	1,457,672	2,951,194	3,541,652	3,253,799

Total	$36,000,508	$18,289,244	$61,112,535	$40,969,785	$43,682,119
PT Adjusted Lock Volume (1)	$40,040,668	$23,099,687	64,493,563	40,067,081	$43,493,681

Funded metrics
Average loan amount	$309	$279	$290	$273	$267
Weighted average loan-to-value ratio	81.3%	85.5%	85.3%	85.2%	83.2%
Weighted average credit score	741	722	725	720	724
Weighted average loan rate	3.50%	4.60%	4.08%	4.74%	4.19%
Revenue margin (bps) (2)	320	222	200	215	228

(1)	Pull through, or PT, adjusted lock volume represents the volume of new locks originated during the period adjusted for estimated pull through.
(2)

Revenue Margin is calculated as total revenues, excluding service fees and change in fair value of MSRs, adjusted for the change of estimated costs to fulfill IRLCs, plus the net interest margin for loans held for sale, divided by the PT adjusted lock volume.

Local

The table below presents details of volume, Revenue Margin and Operating Contribution for the Local segment:

	Six Months Ended June 30		Year Ended December 31
(dollars in thousands)	2020	2019	2019	2018	2017
Total Local
Funded Volume	$26,416,707	$13,484,863	$37,465,257	$28,115,283	$31,047,884
Purchase Volume Percentage	43.7%	72.9%	60.0%	81.0%	75.0%
PT Adjusted Lock Volume (1)	$30,169,856	$16,585,710	$39,065,441	$27,545,861	$30,877,671
Revenue Margin in bps (2)	337	257	259	276	282
Gain on sale, net	$837,140	$331,414	$832,923	$639,282	$741,986
Fee income	88,517	51,409	133,179	111,246	118,287
Other income	1,819	4,408	8,086	4,327	3,145

Total Segment Revenue	$927,476	$387,231	$974,188	$754,855	$863,418
Net interest margin	13,033	(1,340)	(2,300)	1,854	10,104
Directly attributable expenses (3)	507,796	302,525	732,356	648,141	700,119

Segment Operating Contribution (4)	$432,713	$83,366	$239,532	$108,568	$173,403

Retail
Funded Volume	$16,391,079	$8,122,423	$21,158,882	$16,256,796	$16,566,099
PT Adjusted Lock Volume (1)	$19,006,256	$9,393,199	$21,810,799	$16,103,279	$16,483,185
Purchase Volume Percentage	44.2%	77.2%	63.9%	84.5%	80.0%
Total Revenue	$705,774	$328,458	$787,335	$619,294	$673,103
Revenue Margin in bps (2)	411	380	372	386	410

Wholesale
Funded Volume	$10,025,629	$5,362,440	$16,306,375	$11,858,487	$14,481,785
PT Adjusted Lock Volume (1)	$11,163,600	$7,192,511	$17,254,642	$11,442,582	$14,394,486
Purchase Volume Percentage	42.9%	66.4%	55.0%	76.2%	69.3%
Total Revenue	$221,702	$58,773	$186,853	$135,560	$190,315
Revenue Margin in bps (2)	213	97	117	121	135

(1)	PT Adjusted Lock Volume represents the volume of new locks originated during the period presented adjusted for estimated pull through.
(2)

Revenue Margin is calculated as total revenues, excluding service fees and change in fair value of MSRs, adjusted for the change of estimated costs to fulfill IRLCs, plus the net interest margin for loans held for sale, divided by the PT adjusted lock volume.

(3)	Directly Attributable Expenses does not include production support and corporate.
(4)	Operating Contribution is a non-GAAP financial measure. For reconciliation of these non-GAAP measures to their most comparable GAAP measures, see “Non-GAAP Financial Measures.”

Total Direct

The table below presents details of volume, Revenue Margin and Operating Contribution for the Direct segment:

	Six Months Ended June 30		Year Ended December 31
(dollars in thousands)	2020	2019	2019	2018	2017
Total Direct
Funded Loan Volume	$9,583,801	$4,804,381	$23,647,278	$12,854,503	$12,634,234
Purchase Volume Percentage	29.5%	56.4%	46.8%	71.7%	69.4%

	Six Months Ended June 30		Year Ended December 31
(dollars in thousands)	2020	2019	2019	2018	2017
PT Adjusted Lock Volume (1)	$9,870,812	$6,513,977	$25,428,122	$12,521,220	$12,616,010
Revenue Margin in bps (2)	268	134	109	81	95
Gain on sale, net	256,924	79,627	260,310	86,520	98,500
Fee income	9,827	8,408	31,555	22,337	20,871
Servicing Revenue	$255,511	$246,186	$490,073	$485,514	$479,499
Change in fair value of MSRs	(320,108)	(295,242)	(565,640)	(110,086)	(246,859)
Other income	4,988	1,245	4,291	(61)	40

Total Segment Revenue	$207,142	$40,224	$220,589	$484,224	$352,051
Net interest margin	268	(1,024)	9,289	(35,485)	(45,560)
Reversing MSR valuation assumption change due to input and assumptions, net of hedge	$22,483	$157,312	$202,365	$(113,390)	$65,677
Directly attributable expenses (3)	(178,253)	(111,835)	(272,195)	(215,009)	(227,955)

Segment Operating Contribution (4)	$51,640	$84,677	$160,048	$120,340	$144,213

Direct to Consumer (DTC)
Funded volume	$3,298,334	$1,021,905	$3,293,997	$1,110,767	$1,370,240
PT Adjusted Lock Volume (1)	$4,756,033	$1,384,158	$4,079,678	$1,078,203	$1,368,145
Refinance volume percentage	98.5%	95.1%	96.8%	91.6%	89.7%
Total Revenue	$205,271	$50,588	$160,927	$41,786	$47,971
Revenue Margin in bps (2)	487	410	426	388	353

Correspondent
Funded Volume	$6,285,466	$3,782,476	$20,353,281	$11,743,736	$11,263,994
PT Adjusted Lock Volume (1)	$5,114,779	$5,129,819	$21,348,444	$11,443,017	$11,247,865
Refinance volume percentage	55.9%	29.7%	46.2%	22.3%	23.4%
Total Revenue	$19,864	$24,372	$83,377	$56,264	$72,492
Revenue Margin in bps (2)	55	57	48	52	65

Servicing
Servicing Portfolio UPB (5)	$134,423,241	$126,909,387	$132,334,241	$135,115,439	$116,374,092
Servicing Revenue (6)	302,115	260,506	541,925	496,260	478,447
Change in fair value of MSRs	(320,108)	(295,242)	(565,640)	(110,086)	(246,859)

	$(17,993)	$(34,736)	$(23,715)	$386,174	$231,588

(1)	PT Adjusted Lock Volume represents the volume of new locks originated during the period, adjusted for estimated pull through.
(2)

Revenue Margin is calculated as total revenues, excluding service fees and change in fair value of MSRs, adjusted for the change of estimated costs to fulfill IRLCs, plus the net interest margin for loans held for sale, divided by the PT adjusted lock volume.

(3)	Directly Attributable Expenses does not include production support and corporate.
(4)	Operating Contribution is a non-GAAP financial measure. For reconciliation of these non-GAAP measures to their most comparable GAAP measures, see “Non-GAAP Financial Measures.”
(5)	Includes only the FHLMC, FNMA, and GNMA servicing portfolios.
(6)	Servicing Revenue includes gain on sale, servicing fees and ancillary fees.

Total Company Operating Contribution Reconciliation

	Six Months Ended June 30		Year Ended December 31
(in thousands)	2020	2019	2019	2018	2017
Local Segment Operating Contribution	$432,713	$83,366	$239,532	$108,568	$173,403
Direct Segment Operating Contribution	51,640	84,677	160,048	120,340	144,213
Production Support and Corporate	(96,207)	(89,504)	(168,983)	(166,051)	(170,422)

Total Operating Contribution (1)	$388,146	$78,539	$230,597	$62,857	$147,193

(1)	Operating Contribution is a non-GAAP financial measure. For reconciliation of these non-GAAP measures to their most comparable GAAP measures, see “Non-GAAP Financial Measures.”

Liquidity and Capital Resources

Our primary sources of liquidity include:

•	cash and marketable securities on hand;

•	cash flow from our operations, including:

•	sale of whole loans into the secondary market;

•	loan origination fees;

•	servicing fee income;

•	interest income on loans held for sale; and

•	changes in margin requirements for derivative contracts; and

•	borrowings, including under our loan funding facilities and other secured financing facilities.

Our primary uses of funds include:

•	origination of loans;

•	payment of interest expense;

•	repayment of debt;

•	payment of operating expenses; and

•	changes in margin requirements for derivative contracts.

To originate and aggregate loans for sale into the secondary market, we use our own working capital and borrow or obtain money on a short-term basis primarily through committed and uncommitted loan funding facilities, or Warehouse Lines of Credit, that we have established with different large global and regional banks. Our Warehouse Lines of Credit are primarily in the form of master repurchase agreements. New loan originations that are financed under the Warehouse Lines of Credit facilities are generally financed at approximately 95% to 100% of the principal balance of the loan (although certain types of loans are financed at lower percentages of the principal balance of the loan). We fund the balance from cash generated from our operations.

Once closed, the underlying residential mortgage loan that is held for sale is pledged as collateral for the borrowing or advance that was made under the applicable Warehouse Lines of Credit facility. In most cases, loans will remain on one of the Warehouse Lines of Credit facilities for only a short time, generally less than 30 days, until the loans are pooled and sold directly to Fannie Mae and Freddie Mac or into MBS programs sponsored by Ginnie Mae or subsequently sold as whole loans to a variety of third-party investors.

When we sell a pool of loans, proceeds received from the sale of these loans are used to repay the amounts owed, inclusive of interest and fees, on the Warehouse Lines of Credit facilities. Those repaid funds on the Warehouse Lines of Credit then become available to be re-advanced to us by the warehouse banks. We are dependent on the cash generated from the sale of loans to fund future loans and repay borrowings under our Warehouse Lines of Credit. Delays or failures to sell loans in the secondary market could have an adverse effect on our liquidity position.

Aggregated borrowing capacity on our Warehouse Lines of Credit was approximately $6.9 billion as of June 30, 2020 and are typically structured as 364-day facilities. The amount owed and outstanding on our Warehouse Lines of Credit fluctuates significantly based on our origination volume and the amount of time it takes us to sell the loans we originate. The maturities on these lines of credit are staggered throughout 2020 and 2021 and are therefore required to be renewed on a regular basis.

We also maintain other secured debt facilities, or Other Debt Facilities, that are collateralized by either our mortgage servicing rights or our servicer advance receivables that in the aggregate, provided us with a maximum of approximately $1.4 billion in total capacity as of June 30, 2020. A portion of these facilities are in the form of term notes that have been placed with institutional investors. The Other Debt Facilities have maturities that generally range from one year to five years. At any specific time, borrowing availability is a function of the collateral value of the pledged assets as of the date of determination.

Our debt financing agreements also contain margin call provisions that, upon notice from the applicable lender at its option, require us to transfer cash or, in some instances, additional assets in an amount sufficient to eliminate any margin deficit. A margin deficit will generally result from any decline in the market value (as determined by the applicable lender) of the assets subject to the related financing agreement relative to the available financing and offsetting hedges. Upon notice from the applicable lender, we will generally be required to satisfy the margin call on the day of such notice or within one business day thereafter, depending on the timing of the notice.

The Warehouse Lines of Credit and Other Debt Facilities, which we refer to collectively as the Financing Facilities, require maintenance of certain operating and financial covenants and the availability of funds under these facilities is subject to, among other conditions, our continued compliance with these covenants. These financial covenants include, but are not limited to, maintaining a certain minimum tangible net worth, minimum liquidity, a maximum ratio of total debt to tangible net worth and pre-tax net income requirements. A breach of these covenants can result in an event of default under these facilities following which the lenders would be able to pursue certain remedies against us. In addition, each of these facilities includes cross-default or cross- acceleration provisions that could result in all facilities terminating if an event of default or acceleration of maturity occurs under any facility.

We were in compliance with all covenants under our Financing Facilities as of June 30, 2020, December 31, 2019, December 31, 2018 and December 31, 2017.

Cash and cash equivalents

Our cash and cash equivalents were $382.6 million at June 30, 2020, an increase of $272.5 million, or 247.4%, compared to $110.1 million at June 30, 2019 and an increase of $291.9 million, or 321.8%, compared to $90.7 million at December 31, 2019.

Our cash and cash equivalents were $90.7 million at December 31, 2019, a decrease of $23.0 million, or 20.2%, compared to $113.7 million at December 31, 2018. Our cash and cash equivalents at December 31, 2018 increased $2.6 million, or 2.3%, from $111.1 million at December 31, 2017.

Stockholder’s equity

Stockholder’s equity was $1,363.7 million as of June 30, 2020, an increase of $363.5 million, or 36.3%, as compared to $1,000.2 million as of June 30, 2019. The change was the result of net income of $356.3 million and capital contributions of $7.2 million. Stockholder’s equity as of June 30, 2020, increased $278.4 million, or 25.8%, as compared to $1,085.3 million as of December 31, 2019. The change was the result of net income of $275.3 million and capital contributions of $3.1 million.

Stockholder’s equity was $1,085.3 million as of December 31, 2019, an increase of $30.6 million, or 2.9%, as compared to $1,054.6 million as of December 31, 2018. The change was primarily the result of net income of $21.6 million and capital contribution of $9.0 million.

Stockholder’s equity was $1,054.6 million as of December 31, 2018, an increase of $138.7 million, or 15.1%, as compared to $915.9 million as of December 31, 2017. The increase is primarily the result net income of $129.0 million and capital contribution of $9.7 million.

Off-Balance Sheet Arrangements

As of June 30, 2020, we have not entered into any off-balance sheet arrangements as such term is defined in Regulation S-K.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments as of December 31, 2019:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Operating lease obligation (1)	$31,194	$32,982	$7,683	$18,157	$90,016
Capital (finance) lease obligations (2)	4,563	4,122	26	—	8,711

Total	$35,757	$37,104	$7,709	$18,157	$98,727

(1)	Payments due for our lease of office space expiring at various dates through 2028. The payments represent gross minimum future lease payments on non-cancellable operating lease obligations.
(2)	Payments due for our lease of IT equipment expiring at various dates through 2023. The payments represent the gross minimum future lease payments on capital obligations.

New Accounting Pronouncements Not Yet Effective

See Note 3, New Accounting Standards of the notes to our unaudited condensed combined financial statements and our annual combined financial statements included elsewhere in this prospectus for details of recently issued accounting pronouncements and their expected impact on our combined financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the subjective or complex nature, we have identified certain accounting policies as critical to the understanding of our combined financial statements. We believe that the judgment, estimates and assumptions used in the preparation of our combined financial statements are appropriate given the factual circumstances at the time. However, actual results could differ and the use of other assumptions or estimates could result in material differences in our results of operations or financial condition. Our critical accounting policies and estimates are discussed below and relate to fair value measurements, particularly those determined to be Level 2 and Level 3 as discussed in Note 16, Fair Value Measurements of the notes to our unaudited condensed combined financial statements and our annual combined financial statements included elsewhere in this prospectus.

Mortgage Loans Held for Sale

We elected the fair value reporting option for newly funded mortgage loans held for sale as permitted under ASC 825, Financial Instruments. Accordingly, mortgage loans held for sale are carried at estimated fair value with changes in fair value recognized in gain on sale, net on the combined statements of operations and comprehensive income. Under fair value reporting, we are not permitted to defer the loan origination fees, net of direct loan origination costs associated with newly originated loans; thus, they are recognized as incurred.

Mortgage loans held for sale are valued using a market approach by utilizing: the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk; current commitments to purchase loans; or recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As these prices are derived from market prices, we classify these valuations as Level 2 in the fair value disclosures.

Changes in economic or other relevant conditions could cause our assumptions with respect to market prices of securities backed by similar mortgage loans to be different than our estimates. Increases in the market yields of similar mortgage loans result in a lower mortgage loans held for sale fair value.

Mortgage Servicing Rights

MSRs are recognized as the fair value of servicing rights retained on certain mortgage loans transferred to a third party. In addition, we service mortgage servicing rights on nonperforming loans associated with securitizations structured by affiliates. We estimate the fair value of MSRs using a stochastic discounted cash flow model with changes to the fair value recorded net as a component of revenue on our combined statements of operations and comprehensive income.

The stochastic discounted cash flow model includes Level 3 fair value inputs including prepayment speeds, discount rates, life of the loan, credit losses, servicing costs and other assumptions. While we believe these assumptions are comparable to market-based assumptions for similar loan types used by other market participants in valuing MSRs, a shift in these inputs could cause a significant change to our estimated value of cash flows derived from MSRs. For instance, generally an increase in prepayment speeds will reduce the value of MSRs cash flows as the life of the loan and servicing fees will decrease. We validate and assess the reasonableness of the fair value of MSRs calculated by the internal stochastic discounted cash flow model by obtaining independent third-party valuations.

Derivative Instruments

We record our derivative instruments at fair value as either assets or liabilities in our balance sheet on a gross basis. We have accounted for our derivative instruments as non-designated hedge instruments. Due to the inputs and assumptions used, we classify IRLCs, loan purchase commitment, or LPCs, and Correspondent Mandatory Commitments as Level 3 assets and liabilities.

IRLCs represent an agreement to extend credit to a mortgage customer whereby the interest rate is set prior to the loan funding. LPCs and Correspondent Mandatory Commitments represent our commitment to purchase a loan for sale from a third party or correspondent. The commitments are carried at fair value and are valued using assumptions such as quoted agency pricings and estimates of pull-through rates, or for Correspondent Mandatory Commitments, the value of the MSRs. The value of these derivatives is subject to changes in market interest rates and changes in the valuation of MSRs. To mitigate the interest rate risk impact on IRLCs and MSRs we enter into forward commitments and Treasury and Eurodollar futures and options. These derivative instruments are based upon observable market values and are classified as Level 2 fair value assets and liabilities.

We have margin agreements with our counterparties whereby both parties are required to post cash margin in the event the fair values of the derivative financial instruments meet or exceed established thresholds and minimum transfer amounts. This process substantially mitigates counterparty credit risk. The right to receive cash margin that we place with our counterparties is included in prepaid expenses and other assets on our combined balance sheets, and the obligation to return cash margin that we received from our counterparties is included in other liabilities on the combined balance sheets. We have elected to record derivative assets and liabilities and related cash margin on a gross basis, even when a legally enforceable master netting arrangement exists between us and the derivative counterparty.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are subject to a variety of risks which can affect our operations and profitability. The primary component of our market risk relates to interest rate risk, counterparty risk and risk related to the COVID-19 pandemic. While we do not seek to avoid risk completely, we believe the risk can be quantified from historical experience and seek to actively manage that risk to earn sufficient compensation to justify taking those risks and to maintain capital levels consistent with the risks we undertake.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We are subject to interest rate risk in connection with our investments and the financing under our Financing Facilities. A change in interest rates may impact our origination volume and associated revenue, MSRs valuations, IRLCs and LHFS inventory valuations and the net interest margin derived from our Financing Facilities. The fair value of MSRs is driven primarily by interest rates, which impact the likelihood of loan prepayments and refinancing. In periods of rising interest rates, the fair value of the MSRs generally increases as prepayments decrease, and therefore the estimated life of the MSRs and related expected cash flows increase. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore the estimated life of the MSRs and related cash flows decrease. We have a hedging strategy in place, which includes forward Agency or TBA Forward Commitments and fixed income futures and options to mitigate this exposure.

IRLCs and LHFS loan inventory are also exposed to interest rate volatility. During the origination, pooling and delivery process, this pipeline value rises and falls with changes in interest rates. To mitigate this exposure, we employ a hedging strategy designed to minimize basis risk and maximize effectiveness. Basis risk in this case is the risk that the hedged instrument’s price does not move in parallel with the increase or decrease in the market price of the hedged financial instrument. Because substantially all of our production is deliverable into FNMA, FHLMC, and GNMA MBS programs, we utilize forward agency or TBA Forward Commitments as our primary hedge instrument in addition to using US Treasury futures and options, Eurodollar futures and options or other non-mortgage instruments. By fixing the future sale price, we reduce our exposure to changes in mortgage values between interest rate lock and sale.

Interest rate risk also occurs in periods where changes in short-term interest rates result in mortgage loans being originated with terms that provide a smaller interest rate spread above the financing terms of our warehouse line of credit facilities, which can negatively impact our net interest income. We are subject to credit risk which is the risk of default that results from a customer’s inability or unwillingness to make contractually required mortgage payments. Substantially all loans sold into the secondary market are sold without recourse. For such loans, credit risk is limited to repurchase obligations due to fraud or origination defects. For loans that were repurchased or not sold in the secondary market, we are subject to credit risk to the extent a customer defaults and the proceeds upon ultimate foreclosure and liquidation of the property are insufficient to cover the amount of the mortgage plus expenses incurred. We attempt to mitigate this risk through the implementation of stringent underwriting standards, strong fraud detection tools and technology designed to comply with applicable laws and our standards. In addition, we attempt to mitigate this risk through the quality of our loan portfolio.

Counterparty Risk

We are subject to risk that arises from our Financing Facilities and interest rate risk hedging activities. These activities generally involve an exchange of obligations with unaffiliated banks or companies, referred to in such transactions as “counterparties.” If a counterparty were to default, we could potentially be exposed to financial loss if such counterparty were unable to meet its obligations. We manage this risk by monitoring the amount for which we are at risk and each counterparty to such contracts, requiring collateral posting by a counterparty, typically in cash and above established credit limits, periodically evaluating counterparty creditworthiness and financial position and limiting the concentration of open positions with any one counterparty. We had a master repurchase agreement to borrow against the value of the VFN with an affiliate of the counterparty with whom we also hold a warehouse line of credit. As of June 30, 2020, the total risk under repurchase agreements with these related counterparties was $175.9 million. We incur a commitment fee of 0.15% of the facility sublimit for each three-month period.

Also, in the case of our financing facilities, we are subject to risk if the counterparty chooses not to renew a borrowing agreement and we are unable to obtain financing to originate mortgage loans. With our financing facilities, we seek to mitigate this risk by ensuring that we have sufficient borrowing capacity with a variety of well established counterparties to meet our funding needs.

Risk Related to the COVID-19 Pandemic

The COVID-19 pandemic has had, and continues to have, a significant impact on the national economy and the communities in which we operate. While the pandemic’s effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, we expect that the pandemic and governmental programs created as a response to the pandemic, will affect the core aspects of our business, including the origination of mortgages, our servicing operations, our liquidity and our employees. Such effects, if they continue for a prolonged period, may have a material adverse effect on our business and results of operations. For additional discussion on these risks please refer to “Risk Factors – Risks Related to Our Business – The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees” included elsewhere in this prospectus.

BUSINESS

Company Overview

We are a proven leader in the U.S. mortgage market with a uniquely diversified, customer-centric, purchase-focused platform. We deliberately focus on the purchase market and are the second largest independent mortgage originator based on purchase volume since 2016, according to IMF. Guided by analytics and data, we have leveraged our robust platform to build impressive scale across our highly complementary channels. As a result, for the year ended December 31, 2019, we are the only player with a top 10 market position across all three channels tracked by IMF – retail, wholesale, and correspondent.

We were formed in 2013 when Lone Star combined separate origination and servicing investments to create a full-service mortgage platform, with an emphasis on the purchase market. Our high-touch Local Strategy has always been at the heart of what we do backed by our high-tech proprietary systems that help us efficiently meet the needs of our constituents. We believe this approach has earned us a reputation with realtors and brokers nationwide as a trusted partner that executes complex transactions and delivers certainty of closing quickly and reliably.

Leveraging our established Local Strategy and strength in the purchase market, we embarked on a journey four years ago to build out our Direct Strategy. Our Direct Strategy sits at the intersection of our strong position in purchase and our ongoing servicing relationships, driving new customer acquisitions and refinance opportunities. We choose to retain servicing on the vast majority of the mortgages we originate in order to meet the ongoing housing needs of our more than half a million customers and growing.

Our track-record of success in originating and servicing mortgages is supported by robust capabilities, spanning operations, technology, analytics, capital markets and risk management. These capabilities have enabled us to drive outsized growth and attractive financial results. Our origination volume has increased at a 39% compound annual growth rate, or CAGR, since 2013 to $61 billion for the year ended December 31, 2019, versus a 3% CAGR of the overall mortgage market. Our steady growth and market leadership has led to net income of $275 million and a return on equity of 45% for the six months ended June 30, 2020.

Our Business

We originate U.S. residential mortgage loans that are either pooled into residential mortgage-backed securities, or RMBS, for Fannie Mae, Freddie Mac or Ginnie Mae and subsequently sold to institutional investors or sold as whole loans to a variety of third-party investors. Generally, all newly originated loans are pooled or delivered to third-party purchasers within one month after origination. We retain the mortgage servicing rights, or MSRs, on the majority of mortgage loans that we originate, servicing the loans entirely in-house. We originate and service loans in all 50 states.

We primarily generate revenue from our mortgage origination and servicing activities. Revenues on originations are generated primarily from the gain on sale of loans, which includes loan origination fees, as well as the fair value of originated MSRs. Loan servicing revenue consists of the contractual fees earned for servicing loans and other ancillary servicing fees, as well as changes in the fair value of MSRs due to changes in valuation assumptions and realization of cash flows and MSR hedges.

Go to Market Strategies

In the $2.2 trillion annual mortgage origination market as of December 31, 2019, there are two primary types of mortgage transactions: home purchase loans and refinance loans. Purchase loans generally represent the majority of mortgages. Purchasing a home is one of the most significant financial investments that most Americans will make in their lives. In order to navigate the personal and emotional process of purchasing a home, customers expect a trusted relationship and guidance throughout the process as well as confidence and certainty that their loan will close on time. Throughout the course of their homeownership journey, many look to their current lender first when there is an opportunity to refinance their loan. Refinance loans can also be transactional and are more dependent on pricing, and for some customers can be effectively delivered directly through a centralized, digitally-enabled capability.

With this in mind, our go to market approach has two interconnected strategies: Local and Direct. Our Local Strategy, which includes our retail and wholesale channels, drives our purchase focus. Our Direct Strategy, which includes our direct-to-consumer, or DTC, and correspondent channels as well as our servicing platform, principally drives refinance activity and is an important component of our future growth. We execute our strategies and operate our channels in a fully-integrated manner allowing us to deftly deploy resources as opportunities evolve to deliver attractive and stable growth and risk-adjusted returns.

Our goal is to win in the purchase market every single day. Through our Local Strategy, we have become a preeminent purchase mortgage platform. Our strategic decision to focus on purchase loans stems from three critical aspects:

•

Purchase loans are a source of stable growth – home purchases are geared to the fundamentals of household formation and are less susceptible to economic cycles. Purchase mortgages generally represent a higher share of the mortgage market, comprising approximately 54% of overall mortgage market origination volume on average since 1990 according to MBA. Purchase mortgage originations have grown in each of the last eight years. This underlying predictability brings stability to our platform, making our business less dependent on rate-driven refinance cycles.

•

The scale of our local presence is difficult to replicate – we have a national footprint and we win at the local level, leveraging our brand and economies of scale. We believe the Caliber brand is stellar among our referral partners, including realtors and homebuilders, who have come to trust that we will deliver a predictable, timely and efficient mortgage process for the customers they introduce to us.

•

Purchase loans start lifetime relationships with our customers – when we provide our customers with a best-in-class home purchase experience and maintain connectivity through servicing, we build long-lasting and loyal relationships throughout their entire homeownership journey.

Mortgage Industry Historical Originations – Purchase and Refinance Volumes

Source:	MBA.

Our retail channel employs loan consultants across 46 states and 341 retail locations, including satellites. These loan consultants spend their time in their local communities at the point of sale building and deepening relationships with realtors, home builders and other referral sources. These referral relationships are integral to our success in the purchase mortgage market, as two-thirds of buyers typically rely on referrals when choosing a mortgage lender, according to a study conducted by STRATMOR Group in 2020. In addition, 92% of buyers aged 22 to 39 purchase a home through a real estate agent or broker, according to the 2020 NAR Home Buyer and Generational Trends survey.

Caliber loan consultants utilize our state-of-the-art platform with integrated technologies from loan origination through fulfillment to focus on driving loans to close. Loan consultants have dedicated local operational resources. In many cases, a loan consultant and processor sit next to each other, facilitating quick communications and a brisk operational tempo. This allows us to effectively solve complex purchase transactions.

We drive further scale through our local network by partnering with wholesale brokers. We have built a highly profitable and scaled wholesale platform, making us one of the top three largest wholesale originators for the year ended December 31, 2019, according to IMF. Local loan brokers are able to leverage the full strength of our platform and reputation to offer their customers the best-in-class Caliber home purchase experience. We have also built a rapidly growing direct-to-broker, or DTB, centralized platform to expand our wholesale channel in markets where we do not currently have a local presence. Our DTB platform is highly scalable and efficient, leveraging the same centralized technology infrastructure (our proprietary H2O system) and data and analytics framework developed for our DTC channel.

Our Direct Strategy sits at the intersection of our strong position in purchase and our ongoing servicing relationships with customers. We built our highly efficient and scalable DTC channel, and invested in predictive machine-learning based analytics, in order to optimize our customer lifetime value by providing customers with various financing options across their different life stages. Our DTC channel provides us with a cost-efficient method to refinance our existing customers. We also utilize our DTC platform to attract new customer acquisitions through advanced marketing techniques. Additionally, we opportunistically acquire high-quality customers via our correspondent channel, which we consider a valuable resource for generating future originations. Approximately 44% of our DTC volume was sourced from our correspondent channel for the year ended December 31, 2019.

We believe we are one of the few purchase-focused mortgage originators who retain customer relationships through ongoing servicing. By retaining mortgage servicing rights, we accumulate a wealth of information about the future financing needs of our more than half a million servicing customers. This allows us to maintain ongoing connectivity with our customers, which optimally positions us to serve their future home financing needs. Retaining mortgage servicing rights provides a significant competitive advantage to our loan consultants. Our ability to keep customers under the Caliber roof and notify our loan consultants of potential customer purchase and refinancing opportunities allows them to maintain and enhance their previously established relationships. The longer a loan consultant stays with Caliber, the larger their referral business continues to grow, serving as an effective loan consultant retention tool. In addition to the strategic benefits, our servicing portfolio generates attractive and predictable cash flows and enhances the value of our origination business. We operate an efficient servicing platform and our average per-loan servicing cost for the year ended December 31, 2019, was 28% below the industry average, according to the MBA Annual Performance Report 2020. We have taken a disciplined approach to managing our servicing portfolio through careful monitoring of relative size compared to our origination volume, allowing us to efficiently grow our platform while minimizing risk through utilizing a deliberate MSR hedging strategy.

By providing our customers’ next purchase or refinance transaction, we generate attractive incremental cash margins, while extending the life of our servicing cash flows. The roll-out of our Direct Strategy has vaulted our customer refinancing retention rates to industry-leading levels. Refinancing retention rates for our retail and DTC operations have increased from 51% for the three months ended December 31, 2018 to 74% for the six months ended June 30, 2020 compared to the industry average of 18% for the three months ended June 30, 2020. In addition to our strength in refinancing retention, we are also an industry leader in repeat purchase transactions and our local retail operations have consistently generated repeat purchases between 50% and 55% for the periods ended December 31, 2018, December 31, 2019 and six months ended June 30, 2020.

Source:	Black Knight Mortgage Monitor.

(1)

Defined as total unpaid principal balance, or UPB, of our customers that originate a mortgage with us divided by total UPB of the customers that paid off their existing mortgage and originated a new mortgage in the same period. Repeat purchase includes Retail owned loans and refinance retention includes Retail owned loans and DTC originated loans. Both metrics exclude customers to whom we did not actively market to for business reasons.
(2)	Industry refinance retention as of June 30, 2020.

Our sophisticated analytics and predictive models drive customer insights, targeted marketing strategies, and retention efforts across our channels. We leverage industry performance and wallet share data to identify and hire loan consultants and brokers who are most likely to succeed at Caliber.

Local Strategy

Retail

Our retail channel is our largest channel, with $21.2 billion of originations for the year ended December 31, 2019 and $16.4 billion of originations for the six months ended June 30, 2020. As a purchase-focused originator, our Local Strategy and community presence in our retail franchise are critical to our ability to build and maintain strong relationships with referral partners in the markets where we operate. Our local retail loan consultants focus on building and enhancing relationships with referral partners and customers in the markets where they live, which has created a retail franchise that is difficult to replicate. These local referral partnerships are an important component of our ability to consistently drive sustainable purchase origination volume. Our referral partners choose to work with Caliber and our loan consultants because they trust in our ability to close transactions fast and on time – even when unexpected challenges arise. The Caliber name is synonymous with the certainty to close a purchase transaction for our local referral partners.

Retail – Historical Origination Volume

As of June 30, 2020, our retail channel was comprised of over 1,300 loan consultants across 341 decentralized locations, including satellites, providing a low-cost physical franchise that spans 46 states with a license to operate in all 50 states. A satellite is a separate smaller location connected to and dependent on a retail location. The satellite’s leaner setup is for strategic reasons, including its proximity to a referral partner’s office or shared location with other producers, allowing our teams to better serve the local market where they are located.

Within our locations, 95% of our managers also originate loans and more than half are the largest originator in their respective locations. Our model is unique in that we place our operations team members next to our loan consultants within our locations and regional centers, which drives increased efficiency and an enhanced customer experience throughout the mortgage process. Our operations team is comprised of approximately 815 employees focused on processing, underwriting, closing and funding the loans. Further expanding our on-site reach, we rent desks for our retail loan consultants at real estate agent or home builder offices, allowing us to maintain lean operations while reaching markets not traditionally served by one of our retail locations.

We leverage Caliber’s centralized technology platform in our retail channel, enabling our loan consultants to benefit from our state-of-the-art technology and data and analytics. Our proprietary H2O loan originations system features single sign-on, quick access and automated population of customer information, and, importantly, allows our loan consultants to track a customer’s homeownership journey and stay informed on potential purchase or refinance opportunities. A key reason loan consultants choose to join Caliber is that they know we can provide the tools they need to grow their relationships and business. We have proven that we can transform good loan consultants to great ones and great ones to industry leaders.

We are constantly striving to grow our presence and utilize data and analytics to inform our expansion opportunities. Our primary recruiting focus is to identify high-quality loan consultants that have demonstrated purchase production and relationships with builders, realtors and other referral sources in markets with high potential for growth on the Caliber platform. We attract industry-leading loan consultants by providing a strong and differentiated platform that allows them to grow their business and deliver consistent results for their referral partners. Our existing loan consultants drive outsized purchase growth as evidenced by the 17% increase in Caliber’s purchase share in retail from June 2017 to August 2020 according to Informa LenderShare.

To advance our cause of promoting homeownership, we are also incredibly proud of our U.S. Department of Veterans Affairs, or VA, lending franchise, as well as our work with the National Fair Housing Alliance, the National Association of Minority Mortgage Bankers of America, the National Association of Hispanic Real Estate Professionals and other advocacy groups, which support all of our channels.

Within our retail channel, our dedicated VA group has continuously answered the call for those who need us, serving well over 19,000 veterans in the last 18 months. Origination volume from our VA group has grown from $0.9 billion in total originations in 2015 to $2.5 billion in 2019, with $2.0 billion for the six months ended June 30, 2020. Our efforts have not gone unrecognized as we have been selected as the lender of choice by the United States Veterans Chamber and have been chosen to participate in the United States Special Operations Command Fellowship program. Other accolades we have received as part of our VA programs include selection by Employer Support of Guard and Reserve, or ESGR, as well as winning the Patriot Award, Seven Seals Award, Above and Beyond Award and the Pro Patria Award, which is the highest award given by the State of Texas ESGR Chair. Caliber sends every veteran a collectable Challenge Coin after their loan closes to thank them for their service and symbolize the start of the homeownership journey with Caliber.

Our commitment to the employee experience is a reflection of our inclusive culture and our belief that creating an environment that allows employees to grow and thrive is key to attracting and retaining top talent and future leaders. We created our “LO University” to help us achieve that environment, where we have developed several recruiting and training programs geared toward employing and developing college graduates, military veterans, and other new to industry talent across our production and operations teams.

Wholesale

We are a top three wholesale mortgage originator with $16.3 billion of volume for the year ended December 31, 2019 and $10.0 billion for the six months ended June 30, 2020. Through our sales force of approximately 143 local account executives, we utilize a network of approximately 4,400 independent, local mortgage brokers, who market Caliber’s entire suite of products to and assist customers throughout the loan application process. By leveraging the strength of the Caliber brand and platform, our wholesale channel allows us to expand our presence in local markets through high-quality brokers, while maintaining our light physical footprint. Additionally, we recently developed our DTB platform, built on the foundation of our DTC platform and powered by our centralized operations and technology; DTB allows us to further extend our reach at low marginal cost.

Wholesale – Historical Origination Volume

Our wholesale channel utilizes the Caliber infrastructure and technology to provide the same customer-centric approach to our wholesale partners that we provide to our retail loan consultants, referral partners and customers. By delivering the best-in-class experience and the reliability to close that we are known for, we are able to recruit high-quality mortgage brokers into our network. Our dedicated customer acquisition team uses our analytics capabilities to monitor industry data to actively identify purchase-focused brokers that we believe are best positioned to succeed using the Caliber platform. The combination of our broker network and our platform has led to consistent growth in wholesale originations with a focus on purchase. From 2015 through the year ended December 31, 2019, our total wholesale originations grew at a 18% CAGR, while 63% of the loans were purchase.

The wholesale market has been the fastest growing channel in the mortgage origination industry, growing at a CAGR of 18% over the four years ended December 31, 2019. This increase has largely been driven by the introduction of technology and digitization to independent mortgage brokers. Recognizing the power of our centralized platform and integrated technology, we invested in the development of our DTB platform to capitalize on this trend. While we believe our existing platform will allow us to continue our momentum in wholesale, DTB will accelerate growth of our wholesale channel by tapping into the fastest growing segment of the market – small to mid-sized brokers – and by allowing us to enter new geographies. DTB further extends our local reach and expands our network of high quality brokers to reach approximately 13,000 brokers. Our DTB technology is an extension of our proprietary H2O system, allowing us to provide the same seamless and state-of-the-art experience that our wholesale brokers, customers and loan consultants enjoy.

We are able to tactically scale our wholesale channel up and down opportunistically based on market conditions, without incurring material incremental cost. As a result, we ensure our account executives maintain strong purchase origination focused relationships with our wholesale brokers, which allows us to retain relationships to capitalize on market trends. This agility has helped us maintain our overall profitability while growing total originations over different market cycles.

Direct Strategy

Direct-to-Consumer

We organically built our centralized DTC channel as a way to leverage the long-term customer relationships we have established through local home purchase transactions as well as attract new customers to our platform. Maintaining connectivity with our customers positions us to retain refinance opportunities and additional home purchases throughout their homeownership journey. Over the last four years, we have created and implemented the technology, analytics-based marketing capabilities and efficient and scalable centralized operating resources to tap into the full potential of our over half a million servicing customers as well as generate leads for acquiring new customers. Today, we have 179 dedicated DTC loan consultants and 276 operations employees in centralized locations, who handle loan processing, underwriting and customer support. As a result of our efforts, DTC has become our fastest growing channel, increasing from $720 million in originations for the year ended December 31, 2016, to $3.3 billion for the year ended December 31, 2019. Further, our DTC originations for the 6 months ended June 30, 2020 were $3.3 billion.

Direct-to-Consumer – Historical Origination Volume

We utilize our analytics engines and statistical models to identify refinance candidates within our servicing customer base. This allows us to identify the opportune time to market to customers based on a number of factors, including whether the customer could benefit from refinancing or if there are any changes to their credit profile. Our investment in predictive machine learning-based analytical capabilities has further bolstered our ability to quickly and efficiently identify these potential opportunities.

Once we identify customers who will benefit from refinancing their loan, we employ a multi-channel marketing approach to effectively capitalize on the opportunity with the customer. The advancements in our technology and efficiency have increased our customer transfer rate from our servicing portfolio to a DTC loan consultant from 12% to 40% over the last two years. This approach has helped drive our retention rates to industry-leading levels, which have increased from approximately 50% in 2018 to 74% as of June 30, 2020. Furthermore, we have the ability to ramp up servicing customer acquisitions through our correspondent channel when margins imply an attractive return, providing incremental opportunities to add to our DTC retention volumes. Our servicing portfolio also provides an opportunity to stay connected with customers as they contemplate purchasing their next home. We identify promising repeat purchase transaction opportunities through multiple sophisticated lead generation techniques, including a proprietary purchase propensity model, which employs the latest in machine learning algorithms to identify each customer’s probability of being in the market for a purchase transaction within the next 90 days. The model uses 46 different customer characteristics—from internal and external data sources ranging from geographical housing demographics to specific loan and market characteristics to servicing activity – to signal to us likely purchase interest. We route our most promising purchase leads to one of our loan consultants to advise customers on the most suitable home financing options.

One of the key steps of the mortgage origination process is closing, which includes title and is often handled by a third party. In the mortgage industry, utilizing a third party normally requires a customer to engage through that provider’s systems. However, we founded Fort Settlement Services (FORT) in 2018 enabling us to provide an end-to-end Caliber experience to customers. We have piloted FORT with DTC Refinance and plan to expand it as appropriate to our other channels.

In addition to marketing to existing customers in our servicing portfolio, our new customer acquisition capabilities further expand our reach and will continue to drive growth in our DTC channel. Additionally, we have increasingly leveraged our DTC capabilities to expand into geographies where we do not currently have a local presence.

We have also applied the technology and capabilities we developed for DTC to our retail and wholesale channels. For example, when we detect a strong purchase or refinance lead, we will target our outreach to that prospective customer to feature the local retail loan consultant with the expertise and qualifications to handle any questions and win that transaction. We are leveraging the technology, analytics, marketing and centralized operations capabilities that were built for DTC as we build out our DTB platform.

Correspondent

Our correspondent channel provides us the opportunity to generate incremental volumes and increase the scale of our servicing platform through purchasing originations and selling the loan into the secondary market. We view our correspondent channel as a highly opportunistic and agile platform that is able to quickly react to changes in market pricing dynamics. From a strategic perspective, our correspondent channel provides an efficient customer acquisition channel to support our servicing and DTC platform.

Our correspondent operations are highly scalable. Our sales team of 18 employees partners with 690 approved correspondent partners, originating $20.4 billion of volume in the year ended December 31, 2019 and $6.3 billion of volume in the six months ended June 30, 2020. We maintain a diverse correspondent base that ranges from small independent retail originators who serve a local market to large nationwide lenders. We also serve independents as well as banks, credit unions and publicly-traded entities. Prior to purchasing loans from a correspondent, we maintain a rigorous compliance process where we perform a detailed review of each loan to determine salability, to limit repurchase risk and serviceability and to ensure a seamless customer transition.

Correspondent – Historical Origination Volume

We adjust our correspondent origination volume goals to react to changes in market pricing dynamics and relative attractiveness in margins. When gain on sale margins are compelling, we can quickly scale our correspondent channel to take advantage of attractive pricing, while adding new customers, without having to increase the size of our sales team.

We retain servicing on the majority of loans purchased through correspondents, which allows us to market future purchase and refinancing opportunities to these customers through our DTC business. Our correspondent acquisitions are an important and valuable source of business driven by the strength of our DTC retention platform.

Servicing

Our servicing platform provides us the opportunity to build long-term relationships with and continually deliver a seamless experience to our customers. As one of the few purchase-focused mortgage originators that retains our own servicing, we accumulate a wealth of information about the future financing needs of our over half a million current servicing customers. This allows us to maintain ongoing connectivity with our customers, which optimally positions us to retain the opportunity to assist with their future home financing needs. Our Agency and Ginnie Mae UPB totaled $134 billion as of June 30, 2020. As a servicer, we are responsible for the processing of our customers’ monthly mortgage payments, managing escrow accounts and reporting loan and pool information to investors in exchange for a recurring monthly fee. Our servicing platform generates recurring ongoing fee revenue that provides a complementary macro hedge to the origination business.

Historical Agency and Ginnie Mae UPB

Note:	Includes only the FHLMC, FNMA, and GNMA servicing portfolios

All servicing is done “in-house” through three operational sites that deliver positive, regular customer interactions and provide us with a better understanding of our customers’ needs. Our commitment to providing superior customer service through our servicing platform drives higher retention rates in our DTC channel and generates incremental volume back to our servicing portfolio. Our servicing operational sites are based in Oklahoma City, San Diego and Dallas with 739 employees as of June 30, 2020. The servicing sites and virtual call center enable us to optimize our staffing levels, which allows us to maintain a low cost structure that can quickly adapt based on operational business needs. This flexible structure ensures that we maintain efficiency in our servicing platform, represented by our cost per loan for servicing of $204 in 2019 being 28% below the industry average of $283 according to the MBA Annual Performance Report 2020.

Our key goal from a servicing perspective is to provide the optimal customer experience. We provide clear, concise answers to our customers the first time they reach out to us. Our customers consistently provide strong reviews based on our customer servicing surveys, evidenced by our 9.1 out of 10 agent satisfaction score for the three months ended June 30, 2020. We track “first call resolution rates” which is measured as the percentage of customer’s that redial our servicing centers with the same issue within fourteen days of initially reaching out to us. Caliber’s first call resolution rate of 96% clearly exemplifies our ability to provide an optimal customer service experience.

Our servicing platform allows customers to “self-service” through the medium of their choice. Our digital servicing experience includes mobile and online capabilities for enhanced levels of self-service, furthering our efforts to maintain a low cost structure in the servicing channel. Of the customers that called us in 2019, 71% self-serviced using our Interactive Voice Response program, well above the industry average of 43% according to J.D. Power and Associates. Four out of five of our customers are registered to use our online servicing tools, and 62% of our customers used those tools in the last month.

We are focused on keeping customers in their homes and understand that customers may come across unexpected financial stresses that make it difficult to make their mortgage payment. Since our founding, we have kept over 100,000 customers in their homes through modification programs and we remain focused on working with our customers through unexpected financial hardship. Our Single Point of Contact team focuses on providing customers impacted by the COVID-19 pandemic with options available to the customer based upon the investor that currently owns their loan. The Single Point of Contact team leverages a third-party application to generate consistency of message to customers seeking assistance.

To support our customers’ need for assistance during COVID-19, Caliber provided a self-service option for customers through both our IVR and our website. Since its inception of these self-service options in the beginning of 2020, these self-service options have accounted for 60% of the total volume of forbearance requests received, providing easy access to our customers in their time of need. Additionally, we understood that many of our customers on forbearance plans needed our help understanding the post-forbearance process. Caliber provided extensive FAQs on our website to guide customers through various post-forbearance options and enhanced our Single Point of Contact agent scripts to provide detailed, investor specific, post-forbearance options to our customers to address their concerns and questions.

The portfolio was comprised of 36% Freddie Mac loans, 33% Ginnie Mae loans and 22% Fannie Mae loans as of June 30, 2020. The remainder of the portfolio was loans held for sale in warehouse facilities, serviced for Lone Star or private securitizations. The Servicing portfolio is geographically diverse and the top four states are California with 18% of the portfolio, Florida with 10% of the portfolio, Washington with 9% of the portfolio and Texas with 6% of the portfolio.

Technology, Data and Analytics Initiatives

Technology is at the center of everything we do, driving superior customer service, efficiencies, and regulatory compliance seamlessly from loan origination through servicing. We believe that our technology is what enables our high-touch approach to be efficient. This understanding led us to build H2O, our bespoke loan origination system, inspired by the actual people who use it – customers, loan consultants, processors, underwriters and funding support staff. H2O is a web-based, workflow-oriented solution that handles the entire loan application process, from application to funding, with robust mobile functionality, giving our customers and employees a nimble and powerful system at their fingertips.

Our loan origination system is highly scalable and built on a modern technology stack, which can flexibly be deployed across the entire business and has supported our origination volume increasing approximately five-fold over the five years ended December 31, 2019. Our technology allows us to maintain the integrity of calculations, services and data, through a micro-service enabled API layer and a single unified database.

Our servicing system is integrated with H2O and provides a quick and seamless process for on-boarding our loans from origination to servicing. This connectivity also helps us provide a seamless process for retention. We have a highly efficient workflow-driven servicing ecosystem which directs tasks and work to the right person at the right time in the process. Through automation, including Robotics Process Automation, we have been able to achieve efficiencies in our servicing operations and better serve our customers. We have made significant investments in our CRM platform to support loan originations through lead identification, prioritization, and marketing, as well as in our servicing system for superior customer retention.

H2O is customized to deliver a user experience particular to each channel’s internal and external stakeholders, enabling efficient workflow and a customer-friendly experience:

•	Customers – H2O delivers a seamless digital experience from uploading documentation, to automated verification options, e-signing documents and receiving automatic status updates.

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Loan Consultants – H2O is web-based system with robust mobile functions leveraged by loan consultants to digitally interact with the customer from pre-qualifying the customer to funding their loan. They do not have to navigate multiple systems so they become more efficient and can focus on serving customers. H2O can directly ingest digital information for income, assets and verification of employment for the customer as well as having the customer directly upload documents into the system and provide the customers with eSign convenience. With over eight thousand marketing options, our loan consultants stand out with flexibility to customize their marketing efforts specific to their local or direct presence.

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Processors – H2O enables processors to have a digital conversation with all the parties involved in a loan. For example, processors leverage the system to request additional documents from our customers to collect the required information prior to the underwriter’s final approval. H2O has automated many tasks such as employment verification, loan disclosures, credit and appraisals which helps processors work smarter. Our H2O capabilities allow multiple users to work at a task level in the same loan thus allowing parallel tasks to drive down cycle time.

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Underwriters – H2O provides underwriters a unified dashboard so they can have a full understanding about each loan. Moreover, our system enables more specialization in the underwriting process meaning an underwriter can focus on reviewing a particular task for many loans or concentrating on more complex loans, thereby increasing the operational tempo of our processing.

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Closers – H2O presents closers and funders a final review of each loan. The system allows for hybrid e-closings, which provides for a number of the documents to be executed digitally prior to closing. We were able to use hybrid e-closings for 81% of our loans across all channels excluding correspondent in the three months ended June 30, 2020.

Our technology leaders are strategically positioned to help Caliber achieve its transformation agenda. Our team is composed of entrepreneurs and seasoned innovators who have founded successful fintech companies based in Silicon Valley, as well as individuals who have spent decades as executives at technology consultancies, mortgage technology firms and national scientific laboratories.

We continue to invest in transformational technology initiatives, to enhance and extend our H2O platform so our operations staff can more efficiently and effectively perform their roles.

We are achieving our transformational vision with these major initiatives:

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Artificial Intelligence and Machine Learning – We are implementing artificial intelligence capabilities. For example, we are automating the ingestion of borrower documents and creating a recommendation engine to drive specific processor activities or close activities without processor involvement.

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Digital Decision – We are digitally ingesting loan data to make automated decisions to satisfy the requirements of the underwriting guidelines. We also engage with customers digitally to notify them when to upload documents electronically, and those same notifications spur processor and underwriter behavior at the task level, ultimately reducing the cycle time per loan.

•	Specialization – We are simplifying processing and underwriting into distinct steps and tasks so that operations personnel can specialize on specific tasks.

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Collaboration – We are creating an environment in which all parties can collaborate on our H2O ecosystem. Our goal is to use further automation to drive more flexible and elastic origination capacity. This will have the effect of reducing processor hand-off time, improving accuracy, boosting the productivity of our underwriters, and ultimately increasing customer satisfaction.

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Robotics Process Automation – Computers work faster and more accurately than humans on certain tasks. Through Robotics Process Automation, or RPA, we can completely automate operational tasks in a highly iterative and agile manner.

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Advanced Analytics – Through our wealth of origination, call, website and servicing data, we are able to apply advanced analytic techniques to predict customer retention, opportunities, and drive originations business to our channels.

Track Record of Successful Growth

Our retail presence was built through disciplined organic growth and a “buy and bolt-on” strategy which successfully expanded our footprint into new markets and gave us the critical mass in our large retail franchise. Our acquisition history includes Cobalt Mortgage in 2014, which significantly increased our presence in the Pacific Northwest. In 2016, we acquired First Priority Financial, a regional residential mortgage lender with locations and originators in California, Oregon, Washington, Idaho and Iowa to expand our base of operation in the Western states. We continued to build our presence in California and the Northwest when we acquired strategic locations from Banc Home Loans in 2017. We have a track record of seamlessly integrating these and other acquisitions, which collectively resulted in $8.3 billion in retail originations in 2019, representing 39% of our total originations in that channel.

Our growth strategy will continue to include a combination of organic investments, focused loan consultant recruiting and retention, and opportunistic M&A. Furthermore, we have incubated and scaled initiatives, such as our DTC channel where we dedicated incremental focus and resources starting in 2016 and have grown to more than $3 billion in originations for the six months ended June 30, 2020.

As a result, our origination volume has grown at an 18% CAGR since 2017, ascending from a new entrant in 2013 to the only originator in the top 10 in all three channels tracked by IMF – retail, wholesale, and correspondent. We have been able to realize this origination growth while staying focused on profitability, achieving 22 straight quarters of positive operating contribution through the second quarter of 2020. During the period from December 31, 2017 to June 30, 2020, our total indebtedness increased from $3.6 billion to $6.4 billion. For additional discussion on risks regarding our outstanding indebtedness please refer to “Risk Factors—Risks Related to Our Business—Our substantial indebtedness may limit our financial and operating activities and our ability to incur additional debt to fund future needs.”

Our Brand and Market Position

We have built our reputation as a trusted partner among our referral network at the local level, and we believe our brand has become synonymous with consistently delivering certainty, speed and transparency in purchase transactions. While we are a nationwide player, we compete for purchase loans in local markets, where our reputation of closing on time with buyers, realtors, homebuilders and title agents is critical. As a result, our share of home purchases is significantly higher than some of the largest banks in many markets. Our origination stakeholders have come to appreciate and rely on our “high-touch, high-tech” approach to customer service, resulting in our Net Promoter Score of 97 for our retail loan consultants for the three months ended June 30, 2020.

We are also proud of our reputation as a customer-focused, high quality loan servicer. Our focus on doing right by our customers has resulted in our “A” rating from the Better Business Bureau, 4.5 out of 5 star rating from ConsumerAffairs.com, and 4.9 out of 5 rating from Google Reviews. In recognition of our consistent high quality service, we have been recognized two years in a row as part of the Fannie Mae STAR Program. Our servicing staff is driven by the mission of home ownership. On average, our servicing staff leadership team has been with Caliber for more than 10 years and champions our gold standard customer service, which is a critical driver to retaining existing and attracting new customers.

Our Risk Management Framework

We built our robust risk management framework based on three types of controls: managing credit controls, operational and regulatory controls, and independent audit oversight. Our regulatory compliance function and full-time, in-house legal department serve as dedicated resources to strengthen our risk management framework.

Our experienced management team sets the tone from the top. As a result, our emphasis on risk management is deeply embedded in every aspect of our organization and core to the fabric of our culture, spanning loan underwriting, capital markets execution, MSR hedging, compliance, financing and liquidity management.

We have strong regulatory change management capabilities and technological infrastructure to quickly adapt to an evolving regulatory environment. We operate under a three lines of defense model which includes identification of key risks, implantation of controls and on-going reviews of regulatory and operational effectiveness. Our strong management process has been designed to focus proactively on identifying any potential issues. This program also includes a strong change management program with capabilities and technological infrastructure to quickly adapt to evolving agency, investor regulatory changes. These practices have enabled us the ability to be assigned an “A” rating by the Housing and Urban Development for our second quarter 2020 evaluation.

Our management of operational and credit risk results in high-quality production with lower delinquency. Even in the midst of the COVID-19 pandemic our 90+ day delinquency rate on our originated loan population was 3.0% as of June 30, 2020, which is below the industry average of 3.7% for the same period, according to the MBA.

Our executive management team focuses intently on liquidity management and MSR hedging, allowing us to protect our franchise earnings comprehensively. We believe our superior capital markets and risk management practices differentiate us from most of our independent mortgage competitors in four fundamental ways: an all-in lower cost of capital, lower absolute leverage levels, longer-dated funding facilities and operational and financial hedging of our servicing assets.

We manage our liquidity requirements through the utilization of a dynamic funding model that captures each of the sources and uses of cash in our business on a forward-looking basis. This takes into consideration specific factors, including daily cash requirements that arise from our projected loan origination activities, cash settlements related to loan sales, hedging activities related to either managing our production pipeline or our portfolio of mortgage servicing rights, servicing advance obligations and operating expenses.

We utilize a committee governance structure that allows for appropriate oversight by executive management for risks that we face and potential events that may affect our ability to execute our strategic objectives. This structure allows for executive management to review reports and dashboards specific to risks, discuss and address matters that require escalation, and challenge the effectiveness of our governance, risk management and internal controls. This drives awareness and accountability for risk management across the company through clarity, timely escalation and prompt remediation, as needed.

Market Opportunity

The Residential Mortgage Market is Very Large and Growing

The U.S. residential mortgage market is one of the largest markets in the world with approximately $10.9 trillion of debt outstanding as of June 30, 2020 according to the MBA. During 2019, there were $2.2 trillion of mortgages originated in the United States. The purchase mortgage market generated $1.3 trillion of annual originations in 2019 and grew at a 5.5% CAGR from 2017 through the year ended December 31, 2019. Purchase originations are expected to maintain approximately $1.5 trillion through 2021 according to Fannie Mae’s Housing Forecast. The refinance market generated between $0.5 and $0.9 trillion in annual originations for the three year period ended December 31, 2019 and is expected to reach $2.4 trillion in 2020 according to Fannie Mae’s Housing Forecast.

U.S. Mortgage Originations

Source:	MBA, Fannie Mae.
Note:	Historical period based on MBA data. Forecast period based on Fannie Mae Housing Forecast (September 2020).

Purchase Mortgage Market is Stable

Purchase transactions typically make up the largest portion of the market, demonstrating secular growth and greater stability year-over-year. Home prices, as a key driver of purchase volumes, have steadily increased at 4% per year on average over the last 10 years according to the U.S. Census Bureau. According to the MBA, purchase originations have made up on average 62% of total residential mortgage originations since 2016. Purchase originations are expected to comprise 58% of origination volume in 2021 according to Fannie Mae’s Economic Forecast. Since 2010, purchase originations have grown by a 10% CAGR and declined in only one out of ten years, and now represent an approximately $1.3 trillion market as of December 31, 2019. Refinance originations represent an attractive market opportunity albeit with greater variability than purchase originations.

Secular Tailwinds that Support Housing Growth

Population Demographics Driving Purchase Market Growth

More young people are buying homes. The younger demographic is driving increased homeownership rates in the U.S. According to the U.S. Census Bureau, homeownership rates for individuals who are less than 35 years old have increased 6.5% in the four year period ended June 30, 2020. Millennials in particular now account for 73% of first-time home purchases according to the 2020 NAR Home Buyer and Generational Trends survey. Furthermore, we believe trends in remote working, telecommuting and suburban / urban rebalancing will make homeownership ever more important and support the purchase mortgage market.

Percentage of First-Time Home Buyers

Source:	2020 NAR Home Buyer and Seller Generational Trends

Low Rate Environment Boosts Attractiveness of Home Purchase vs. Renting

According to the Federal Reserve, the target level for the federal funds rate is expected to remain below 0.25% through 2022. With a lower rate environment, consumers are able to take out lower cost purchase loans increasing housing affordability. Despite the COVID-19 pandemic, purchase loan applications for June and July 2020 were up 17% and 22%, respectively, compared to the same periods in 2019. Caliber’s retail purchase loan applications for June and July 2020 were up 57% and 62%, respectively, compared to the same periods in 2019.

Higher Refinance Volumes in Low Interest Rate Environments

Lower interest rates tend to increase refinance volumes as consumers look to lower their borrowing costs. In a period with higher refinance volumes, platforms with the infrastructure to support these higher volumes can benefit from these elevated levels of originations without having to build out additional infrastructure. In these periods, scalable platforms are able to further differentiate as they can seamlessly handle the increased volumes. According to the Fannie Mae forecast, refinance volumes are expected to total $1.1 trillion in 2021, which is significantly above recent historical periods.

Realtors Continue to Play a Central Role in the Purchase Transactions, Especially for Millennials

While the majority of consumers have increasingly started their home search online, they continue to prefer to use a realtor when purchasing a home relative to digital or other online sources. According to the 2020 NAR Home Buyer and Generational Trends survey, buyers aged 22 to 39 represent the largest portion of first-time home purchasers. In addition, 92% of all buyers within that age range purchase homes through a real estate agent or broker. Buyers rely on realtors to help them understand the important and sometimes complex process of purchasing a home, with 90% of home buyers responding that they were ‘very satisfied’ with their realtor’s knowledge of the purchase process and 90% responding that they would likely use a realtor again or recommend using a realtor to others.

Percentage of Home Buyers Using a Real Estate Agent or Broker

Source:	2020 NAR Home Buyer and Seller Generational Trends

Our Strengths

Proven Customer-focused Local Playbook Designed to Dominate Purchase Loans

We believe our scaled local presence and customer-centric, tech-enabled platform provide a significant barrier to entry for new entrants. Our platform prioritizes purchase loan excellence which continues to be ingrained in our culture to ensure we deliver certainty to our customers. We built and aligned our operations and infrastructure to support our strong purchase originators. Our platform enables strong growth in purchase volume for our loan consultants and is a robust value proposition in attracting and retaining top loan consultant talent. As a result, approximately 42% of loan consultants who joined Caliber between 2017 and 2019 experienced at least an approximately 30% increase in purchase production in their first year and approximately two-thirds of those who have left since 2016 experienced a production decline in the following year. Even when expanding our footprint, we focus on recruiting loan consultants and brokers onto our platform based largely on their history of purchase success borne from durable referral relationships.

Diversified Channel Mix with Scaled Servicing

We have expanded our business model to operate at scale in the mortgage market across our Local (retail and wholesale) and Direct (DTC and correspondent) Strategies allowing us to allocate capital among our channels dynamically and optimally in the face of changing market environment.

Our platform affords us the agility to scale up and down depending on market conditions across all channels, without incurring significant additional overhead cost. As a result, we have been able to grow our overall originations from $40 billion in 2016 to $61 billion for the year ended December 31, 2019. This agility is also fundamental to our ability to deliver positive operating contribution in each of the last 22 quarters. Based on IMF we are the only mortgage company in the top 10 across retail, wholesale and correspondent originations, and have been the only such company since 2017.

DTC allows us to take advantage of higher refinance volumes and increases the lifetime value of all our customers. This complements the underlying stability of our purchase franchise while offering customers a range of financing options throughout their homeownership journey at a low marginal cost to us.

Our scaled servicing book serves as an attractive pipeline for DTC retention: our refinance retention rate of 74% for the six months ended June 30, 2020, combined with our servicing portfolio of $134 billion of UPB as of June 30, 2020, provides a strong pipeline for future retention opportunities. We are able to monitor and enrich our understanding of our servicing customers to feed our sophisticated propensity to refinance models and route these leads to the loan consultant with the credentials and expertise to handle each transaction.

We Have a Customer-centric Culture

We have a customer-first approach that is focused on building and retaining customer relationships. Everything we do is based on the belief that our customers come first. We begin to prove this commitment by helping customers buy a home, recognizing the importance of this achievement. Throughout their homeownership journey, we make sure we are providing them the best financing options available as well as exploring every alternative to keep customers in their home even during times of financial stress. We maintain that focus on our customers by providing top-tier service and closely monitoring our customer needs. Through it all, we help our customers buy and stay in the home of their dreams. Each year, we help over 150,000 customers buy their home and maintain connections with over half a million customers through our servicing platform.

We Leverage our Technology to Provide Customers and Partners with a Best-in-class Experience

We utilize our proprietary technology platform to enable digitized fulfillment operations, drive margin improvement, and provide customers and partners with a best-in-class experience. We have streamlined processes and increased automation, which provides loan consultants access to customer information and marketing opportunities real-time, while also granting them the ability to further focus on customer engagement, relationship building and expanding their network.

We believe we have amongst the most efficient retail fulfillment capabilities in the industry. Monthly retail loans per fulfillment employee at Caliber were 7.2 in 2019, 41% higher than the industry average, according to MBA. Our technology investments in digitization and automation will continue to drive margin expansion across the fulfillment process.

We have a highly interactive online servicing portal and mobile application, with 62% of our servicing customers connecting with us digitally. We pair this with best-in-class CRM technology to ensure we are able to proactively reach our customers when better financing alternatives are available to them. We are able to leverage these interactions to deliver valuable opportunities to customers at low-cost while providing us with attractive risk-adjusted returns.

Sophisticated Management Team Sourced from the World’s Leading Financial Companies

To achieve our goals of growth and profitability, we began enhancing our executive management team in 2016 with members that previously held leadership roles at some of the largest mortgage businesses nationwide, including nationally regulated banks. We believe our executive management team has unparalleled leadership experience and expertise across every aspect of the mortgage business, including origination, servicing, technology, capital markets, fixed income and risk management spanning a variety of market environments.

Our executive management team’s experience at global organizations prepared us to run an interconnected, multi-channel originator and servicer. Our executive management team is uniquely qualified to navigate the complexities inherent in the cash flow, liquidity, balance sheet, risk and operational intricacies of our business model while delivering the highest possible risk-adjusted returns. Over the last few years, the Caliber executive management team has consistently executed on their vision to build what they see as a best-in-class mortgage company.

We Have a Culture of Risk Management

We built our robust risk management framework based on three levels of controls: managing credit controls, operational and regulatory controls, and independent audit oversight. Regulatory compliance functions and our full-time, in-house legal department serve as dedicated resources to strengthen our risk management framework.

Our experienced management team sets the tone from the top. Our emphasis on risk management is deeply embedded in every aspect of our organization and core to the fabric of our culture, spanning loan underwriting, capital markets execution, MSR hedging, compliance, financing and liquidity management. Our management of operational and credit risk results in high-quality production with lower delinquency. Even in the midst of the COVID-19 pandemic our 90+ day delinquency rate on our originated loan population was 3.7% as of August 31, 2020, which is below the industry average of 4.6% for the same period, according to the MBA. As of August 31, 2020, our loans in forbearance totaled 5.1%, which is below the current industry average of 7.2% according to Black Knight Mortgage Monitor. Our executive management team focuses intently on liquidity management and MSR hedging, allowing us to protect our franchise earnings comprehensively. We believe our superior capital markets and risk management practices differentiate us from most of our independent mortgage competitors in four fundamental ways: an all-in lower cost of capital, lower absolute leverage levels, longer-dated funding facilities and operational and financial hedging of our servicing assets.

Attractive Financial Model with High Risk-adjusted Returns

Our financial model is a proven generator of attractive gain on sale margins, returns and stable growth. Our strong gain on sale margins is paired with steady servicing cash flows. Our steady growth and market leadership has led to a cumulative net income since the beginning of 2016 through the second quarter of 2020 of $669 million and a net income of $275 million and a return on equity of 45% for the six months ended June 30, 2020.

Our Growth Strategies

Direct Strategy Continues to Focus on Retaining Existing Servicing Customer Relationships

Our DTC channel has exhibited strong growth with an 87% originations CAGR over the four years ended December 31, 2019. We continue to focus on this strategy by pursuing refinance opportunities through our existing servicing relationships. Our current servicing portfolio of over half a million customers allows us to offer additional financing opportunities along our customer’s homeownership journey. We expect our technology investments in automation as well as our continued improvements in predictive modeling to drive incremental volume through our DTC channel. Our growth in DTC has contributed to our ability to efficiently retain our customers more than 70% of the time when they choose to refinance.

Provide Incremental Growth for our Direct Strategy by Focusing on New Customer Acquisition in our DTC and Correspondent Channels

In our DTC channel, we are focused on acquiring new customers through targeted marketing campaigns and digital leads. Through the use of data analytics, we are able to identify high value marketing opportunities for new customer acquisitions. We continue to grow new customer acquisitions in DTC, with DTC originations increasing 223% year-over-year for the six months ended June 30, 2020. We will prudently grow correspondent originations in the markets where the unit economics are attractive and where we see higher potential for future refinancing opportunities. Our correspondent channel provides us with opportunistic customer acquisitions that have the potential to drive future refinance volumes through our DTC channel.

Expand our Reach in the Local Strategy with Continued Investment in Direct-to-Broker within the Wholesale Channel

The wholesale market has had the fastest growing originations in the mortgage industry, growing at a CAGR of 18% over the four years ended December 31, 2019, according to IMF. This increase has largely been driven by the introduction of technology and digitization to independent mortgage brokers. Recognizing the power of our centralized platform and integrated technology, we invested in the development of our DTB platform to capitalize on this trend. While we believe our existing platform will allow us to continue our momentum in wholesale, DTB will accelerate growth of our wholesale channel by tapping into the fastest growing segment of the market – small to mid-sized brokers – and by allowing us to enter new geographies. Our DTB technology is an extension of our proprietary H2O system, allowing us to provide the same seamless and state-of-the-art experience that our wholesale brokers, customers and loan consultants enjoy.

Continuing our Investment in Centralized Operations to Improve our End-to-end Loan Fulfillment Processes

Our investments to date in process efficiencies and automation have allowed us to drive down our cost per loan by providing incremental operating leverage in our business. Our enhanced centralized operations specifically provides increased scale and cost efficiency for both DTC and wholesale. Our investment focuses on artificial intelligence, machine learning and advanced analytics to digitize and automate the ingestion of borrower information and create specific recommendations to improve the loan fulfillment process.

Build Upon our Local Strategy Continuing to Organically Recruit Industry-leading Loan Consultants

In our retail channel, our primary focus is recruiting new loan consultants that have demonstrated purchase production and relationships with builders, realtors and other referral sources. To enable continued growth to our Local Strategy, we leverage industry performance and wallet share data to identify and hire loan consultants and attract brokers who are most likely to succeed with Caliber. We provide them with a strong platform so they can grow their production and deliver for their referral partners. We rely on the loan consultants to build relationships with the referral partners and our role is to deliver on their commitment and close the purchase on time and provide the customer with a remarkable experience.

Focused M&A Strategy

We have historically successfully pursued M&A as a means to enhance our franchise and drive further growth. Our inorganic growth strategy prioritizes strengthening relationships in our existing markets and expanding our footprint by attracting high quality loan consultants. Since 2014, we have made six acquisitions that have contributed to our growth and ability to achieve economies of scale across a national footprint. We have a track record of seamlessly integrating these platforms including loan consultants and their existing referral relationships, which has resulted in $8.3 billion in retail channel originations in 2019, representing 39% of our total originations in that channel. We plan to continue to be active acquirers whenever quality opportunities arise at reasonable valuations to further enhance our platform.

Government Regulations Affecting Loan Originations And Servicing

We operate in a heavily regulated industry that is highly focused on consumer protection. The financial crisis in general, and the related tumult in the residential mortgage market in particular, placed our industry under increased regulatory and public scrutiny and resulted in stricter and more comprehensive regulation of our business. Statutes, regulations and practices that have been in place for many years may be changed, and new laws have been, and may continue to be, introduced in order to address real and perceived problems in our industry. These laws and how they are interpreted continue to evolve.

This extensive regulatory framework we are subject to includes U.S. federal, state and local laws, regulations and rules. Governmental authorities and various U.S. federal and state agencies have broad oversight and supervisory authority over our business.

We continue to work diligently to assess and understand the implications of the regulatory environment in which we operate and the regulatory changes that we are facing. We devote substantial resources to regulatory compliance, including operational and system costs, while at the same time striving to meet the needs and expectations of our customers.

Licensing, Supervision and Enforcement

Because we are not a depository institution, we must comply with state licensing requirements to conduct our business. We incur significant ongoing costs to comply with these licensing requirements.

To conduct our residential mortgage operations in the United States, we are licensed in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. As required by state law, we have additional licenses to enable us to act as a loan servicer, debt collector, mortgage broker and operate our mortgage loan platform that facilitates loans. Generally speaking, the licensing process includes the submission of an application to the state agency, a character and fitness review of key individuals and an administrative review of our business operations.

Under the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, or the SAFE Act, all states have laws that require mortgage loan originators employed by non-depository institutions to be individually licensed to offer mortgage loan products. These licensing requirements require individual loan originators to register in a nationwide mortgage licensing system, submit application and background information to state regulators for a character and fitness review, submit to a criminal background check, complete a minimum of 20 hours of pre-licensing education, complete an annual minimum of eight hours of continuing education and successfully complete an examination. Upon issuance of a license, we become subject to regulatory oversight, supervision and enforcement activity to determine compliance with applicable law.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the Consumer Financial Protection Bureau, or CFPB, was established in 2011 to ensure, among other things, that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from hidden fees and unfair, deceptive or abusive acts or practices. The CFPB’s jurisdiction includes those persons originating, brokering or servicing residential mortgage loans and those persons performing loan modification or foreclosure relief services in connection with such loans. It also extends to our other lines of business. The CFPB has broad supervisory and enforcement powers with regard to non-depository institutions, such as us, that engage in the origination and servicing of home loans and personal loans. The CFPB has conducted routine examinations of our business and will continue to conduct examinations based on their annual review schedule and, from time to time, investigations on specific matters facing the industry. For example, the CFPB conducted a COVID-specific examination.

As part of its enforcement authority, the CFPB can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and has issued large civil money penalties since its inception to parties the CFPB determines violated the laws and regulations it enforces.

We are also supervised by regulatory agencies under U.S. state law. From time to time, we receive examination requests that require us to provide records, documents and information relating to our business operations. State attorneys general, state licensing regulators, and state and local consumer protection offices have authority to investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities. In addition, the government sponsored enterprises, or GSEs, and the Federal Housing Administration, or the FHA, the Federal Trade Commission, or FTC, the U.S. Department of Housing and Urban Development, or HUD, Ginnie Mae, the VA, the U.S. Department of Agriculture and various investors, non-agency securitization trustees and others subject us to periodic reviews and audits. This broad and extensive supervisory and enforcement oversight will continue to occur in the future.

U.S. Federal, State and Local Laws and Regulations

As a highly regulated business, the regulatory and legal requirements we face can change and may even become more restrictive. In turn, this could make our compliance responsibilities more complex, expensive or otherwise restrict our ability to conduct our business as it is now conducted or projected to be conducted. We are also subject to judicial and administrative decisions that impose requirements and restrictions on our business.

This extensive regulatory framework to which we are subject affects, among other things:

•	our real estate brokerage activities;

•	our marketing and advertising activities;

•	the loan application process and disclosures;

•	the use and handling of our customers’ credit information and the reporting of credit information;

•	the use and handling of our customers’ public and non-public personal information;

•	the manner in which home appraisals are obtained;

•	our underwriting activities and credit determinations;

•	the manner in which we close loans and the related disclosures;

•	our customers’ rights of rescission;

•	the funding of our loans;

•	how we service our loans and escrow administration;

•	the terms and conditions under which we must offer customer loss mitigation programs for our servicing customers;

•	our collection, foreclosure, repossession and claims-handling procedures in the event of a default;

•	our collection and reporting of loan data regarding our customers;

•	the precautions against money-laundering and doing business with suspected terrorists that we have to take;

•	the establishment of maximum interest rates, finance charges and other charges or fees that we may charge or pay; and

•	secured transactions.

Numerous U.S. federal regulatory consumer protection laws impact our business, including but not limited to:

•

the Real Estate Settlement Procedures Act, or RESPA, and Regulation X, which require certain disclosures to be made to the borrower at application, as to the lender’s good faith estimate of loan origination costs, and at closing with respect to the actual real estate settlement statement costs (for most loans, such disclosures are in conjunction with those required under the Truth in Lending Act), prohibits kickback in connection with the referral of the settlement service business and applies to certain loan servicing practices including escrow accounts, requests for information from borrowers, servicing transfers, lender-placed insurance, error resolution and loss mitigation;

•

the Truth in Lending Act, or TILA, including the Home Ownership and Equity Protection Act of 1994, or HOEPA, and Regulation Z, which regulate mortgage loan origination and servicing activities, require certain disclosures be made to borrowers throughout the loan process regarding terms of mortgage financing (including those disclosures required under the TILA-RESPA Integrated Disclosure, or TRID, rule), provide for a three-day right to rescind some transactions, regulate certain higher-priced and high-cost mortgages, require lenders to make a reasonable and good faith determination that consumers have the ability to repay the loan prior to consummation, mandate home ownership counseling for high-cost mortgage applicants, impose restrictions on loan originator compensation, and apply to certain loan servicing practices;

•

the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, and Regulation V, which regulate the use and reporting of information related to the credit history of consumers, require disclosures to consumers regarding the use of credit report information in certain credit decisions and require lenders to take measures to prevent or mitigate identity theft;

•

the Equal Credit Opportunity Act and Regulation B, which prohibit discrimination on the basis of age, race and certain other characteristics in the extension of credit, requires creditors to deliver copies of appraisals and other valuations, and requires certain notifications to applicants for credit;

•	the Homeowners Protection Act, which requires certain disclosures and the cancellation or termination of private mortgage insurance once certain equity levels are reached;

•

the Home Mortgage Disclosure Act and Regulation C, which require reporting of loan application, origination and purchase data, including the number of loan applications originated, approved but not accepted, denied purchased, closed for incompleteness and withdrawn;

•	the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin and certain other characteristics;

•	the Fair Debt Collection Practices Act, or FDCPA, which regulates the timing and content of debt collection communications and debt collection practices;

•

the Gramm-Leach-Bliley Act and Regulation P, which require initial and periodic communication with consumers on privacy matters, provide limitations on sharing non-public personal information, and the maintenance of privacy and security regarding certain consumer data in our possession;

•

the Bank Secrecy Act, or BSA, and related regulations including the Office of Foreign Assets Control and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or the USA PATRIOT Act, which impose certain due diligence and recordkeeping requirements on lenders to detect and block money laundering that could support terrorist activities;

•	the Secure and Fair Enforcement for Mortgage Licensing Act, or the SAFE Act, which imposes state licensing requirements on mortgage loan originators;

•	the Servicemembers Civil Relief Act, or the SCR Act, which provides financial protections for eligible service members;

•	the Federal Trade Commission Act, the FTC Credit Practices Rules and the FTC Telemarketing Sales Rule, which prohibit unfair or deceptive acts or practices and certain related practices;

•	the Telephone Consumer Protection Act, or the TCPA, which restricts telephone solicitations and automatic telephone equipment in connection with both origination and servicing of loans;

•

the Mortgage Acts and Practices Advertising Rule, Regulation N, which prohibits certain unfair and deceptive acts and practices related to mortgage advertising and imposes record keeping requirements on advertisers;

•	the Consumer Financial Protection Act, enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which (among other things) created the Consumer

Financial Protection Bureau, or the CFPB, and gave it broad rulemaking authority over certain enumerated consumer financial laws and supervisory and enforcement jurisdiction over mortgage lenders and servicers, and prohibits any unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service; and

•	the Bankruptcy Code and bankruptcy injunctions and stays, which can restrict collection of debts.

We are also subject to a variety of regulatory and contractual obligations imposed by credit owners, insurers and guarantors of the loans we originate or facilitate and/or service. This includes, but is not limited to, Fannie Mae, Freddie Mac, Ginnie Mae, FHFA and the FHA, and are also subject to the requirements of the HARP program in which we participate.

The CFPB and Dodd-Frank Act

The CFPB directly and significantly influences the regulation of residential mortgage loan originations and servicing. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, including TILA, RESPA and the Fair Debt Collection Practices Act. The CFPB has been active and continues to amend rules and regulations within its purview. In August 2017, the CFPB adopted rules regarding mortgage servicing practices that require modifications and enhancements to our mortgage-servicing processes and systems. In October 2015, the CFPB issued a rule, effective in January 2018, amending Regulation C of the Home Mortgage Disclosure Act, or HMDA, which will greatly expanded the scope of data required to be collected and reported for every loan application, and in August 2017, the CFPB amended the rule to add several new reporting requirements and clarify other existing requirements. These new requirements for gathering and submitting large amounts of data regarding loan applications to regulators and the public is complex. Thus, any inadvertent errors in our gathering or reporting the data could result in fines or penalties being levied by the CFPB or other regulators against us. We anticipate future rulemaking from the CFPB. The CFPB has indicated that it plans to propose changes to the October 2015 rule that amended Regulation C, and that it plans to address the new reporting requirements that the CFPB added using its discretionary authority under HMDA. In April 2020, the CFPB introduce a new rule that increased the loan-volume reporting thresholds under Regulation C. The new rule is currently being challenged by several consumer advocacy organizations and we cannot predict the outcome of such challenge.

In addition to the more recent actions described above, the CFPB’s rulemaking and enforcement activities have included:

•

Issuance of guidelines on sending examiners to banks and other institutions that service and/or originate mortgages to assess whether consumers’ interests are protected. The CFPB has conducted examinations of our business pursuant to these guidelines and will continue to conduct examinations;

•

Adoption of regulations regarding ability to repay and qualified mortgage standards that require a creditor to make a reasonable and good faith determination before originating a mortgage loan that the prospective borrower has the reasonable ability to repay the loan according to its terms. The standards also establish several types of qualified mortgages that provide the creditor with a safe harbor or a presumption of compliance with the ability to repay / qualified mortgage standards. The standard qualified mortgage requires borrowers to have a debt-to-income ratio that does not exceed 43%. For purposes of the ability to repay and qualified mortgage standards, HUD, the VA and the USDA have issued rules defining which loans insured or guaranteed under each agency’s programs are qualified mortgages. The CFPB included in the ability to repay and qualified mortgage standards a temporary qualified mortgage for loans that are eligible for sale to Fannie Mae or Freddie Mac, commonly referred to as the QM Patch. Many mortgage loans, including mortgage loans that we originate, are made pursuant to the QM Patch. The QM Patch is scheduled to expire on January 10, 2021, or sooner if Fannie Mae or Freddie Mac exit the conservatorship of the FHFA. In June 2020, the CFPB issued proposed rules to revise its ability to repay requirements and to extend the QM Patch until those revisions are effective. The revised requirements would replace the CFPB’s current debt-to-income-

limit approach to ability to repay with a price-based approach. We cannot predict what final actions the CFPB will take regarding these matters. Not knowing the final actions that the CFPB will take creates uncertainty and the final actions may affect our business;

•

Adoption of certain amendments to Regulation Z’s HOEPA provisions that expanded the scope of HOEPA to include open-end credit, redefined “points and fees” for the purposes of determining whether a loan is a high-cost mortgage subject to the substantive and disclosure requirements of HOEPA, and the addition a new prong to the definition of a high-cost mortgage relating to prepayment penalties that may be charged in connection with a residential mortgage loan;

•

An amendment to Regulation B to implement additional requirements under the Equal Credit Opportunity Act with respect to the provision of valuations, including appraisals and automated valuation models, to consumers in connection with applications for residential mortgage loans;

•

Implementation of new loan disclosure requirements under the TRID rule to combine and amend certain disclosures required under TILA and RESPA, which significantly changed consumer facing disclosure rules and added certain waiting periods to allow consumers time to shop for and consider the loan terms after receiving the required disclosures; and

•

Amendments to Regulation Z and Regulation X to adopt certain mortgage servicing standards set forth by the Dodd-Frank Act and other issues identified by the CFPB, including amendments to rules governing the scope, timing, content and format of disclosures to consumers regarding the interest rate adjustments of their variable-rate transactions and the establishment of certain requirements relating to billing statements, payment crediting and the provision of payoff statements.

We expect that our business will remain subject to extensive regulation and supervision. Future regulatory changes may result in an increase in our regulatory compliance burden and associated costs and place restrictions on our origination and servicing operations.

Telephone Consumer Protection Act and the Telemarketing Sales Rule

The TCPA, Telemarketing Sales Rules and related laws and regulations govern, among other things, communications via telephone and text and the use of automatic telephone dialing systems, or ATDS, and artificial and prerecorded voices. The Federal Communications Commission, or FCC, and the FTC have responsibility for regulating various aspects of these laws. The TCPA requires us to adhere to “do-not-call” registry requirements which, in part, mandate we maintain and regularly update lists of consumers who have chosen not to be called and restrict calls to consumers who are on a state or national do-not-call list. Many states have similar consumer protection laws regulating telemarketing. These laws limit our ability to communicate with consumers and reduce the effectiveness of our marketing programs. The TCPA does not distinguish between voice and data, and as such, SMS/MMS messages are also “calls” for the purpose of TCPA obligations and restrictions.

The TCPA provides that it is “unlawful for any person within the United States, or any person outside the United States if the recipient is within the United States ... to make any call (other than a call made for emergency purposes or made with the prior express consent of the called party) using any ATDS or an artificial or prerecorded voice ... to any telephone number assigned to a ... cellular telephone service... or any service for which the called party is charged for the call.” In 2013, the FCC adopted new rules stating that the party making the call must obtain “prior express written consent” from the called party with respect to any communication covered by the TCPA that was made after October 16, 2013, which introduces an advertisement or that constitutes telemarketing. These requirements are significantly more rigorous and detailed than the requirements for prior express consent in other contexts. The TCPA provides a private right of action under which a plaintiff, including a plaintiff in a class action, may recover actual monetary loss or $500 for each call or text made in violation of the prohibitions on calls made using an “artificial or pre-recorded voice” or ATDS. A court may treble the amount of damages upon a finding of a “willful or knowing” violation. There is no statutory cap on maximum aggregate exposure (although some courts have applied in TCPA class actions constitutional limits on excessive penalties). An action may be brought by the FCC, a state attorney general, an individual, or a class of individuals. Like other companies that rely on telephone and text communications, we are regularly subject to putative, class action suits alleging violations of the TCPA. To date, no such class has been certified. If in the future we are found to have violated the TCPA, the amount of damages and potential liability could be extensive and adversely impact our business. Accordingly, were such a class certified or if we are unable to successfully defend such a suit, as we have in the past, then TCPA damages could have a material adverse effect on our results of operations and financial condition.

State Laws

In addition to applicable federal laws and regulations governing our operations, our ability to originate and service loans in any particular state is subject to that state’s laws, regulations and licensing requirements, which may differ from the laws, regulations and licensing requirements of other states. State laws often include fee limitations and disclosure and other requirements. Many states have adopted regulations that prohibit various forms of “predatory” lending and place obligations on lenders to substantiate that a customer will derive a tangible benefit from the proposed home financing transaction and/or have the ability to repay the loan. These laws have required most lenders to devote considerable resources to building and maintaining automated systems to perform loan-by-loan analysis of points, fees and other factors set forth in the laws, which often vary depending on the location of the mortgaged property. Many of these laws are vague and subject to differing interpretation, which exposes us to some risks.

The number and complexity of these laws, and vagaries in their interpretations, present compliance and litigation risks from inadvertent error and omissions which we may not be able to eliminate from our operation or activities. The laws, regulations and rules described above are subject to legislative, administrative and judicial interpretation, and some of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently-enacted laws and regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class-action lawsuits, with respect to our compliance with applicable laws and regulations.

On January 1, 2020, the California Consumer Privacy Act, or CCPA, took effect, directly impacting our California business operations and indirectly impacting our operations nationwide. Generally speaking, the CCPA provides consumers with new privacy rights such as the right to request deletion of their data, the right to receive data on record for them, and the right to know what categories of data (generally) are maintained about them. It also mandates new disclosures prior to, and at, the point of data collection and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA allows consumers to submit verifiable consumer requests regarding their personal information and requires our business to implement procedures to comply with such requests. The California Attorney General issued, and subsequently updated, proposed regulations to further define and clarify the CCPA. The impact of this law and its corresponding regulations, future enforcement activity and potential liability is unknown. Moreover, a new proposed privacy law, the California Privacy Rights Act, or CPRA, was recently certified by the California Secretary of State to appear on the ballot for the November 3, 2020 election. If this initiative is approved by California voters, the CPRA would significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Several additional states have enacted similar laws to the CCPA and we expect more states to follow.

Our centralized real estate brokerage and referral model is subject to numerous state laws that are continuously changing, including laws related to real estate brokerage; mobile- and internet-based businesses; data privacy, advertising, and consumer protection laws. These laws are continuing to evolve, can be costly to comply with, require significant management attention, and could subject us to civil claims, enforcement actions, fines, or other remedies, including revocation of licenses and suspension of business operations. It is often unclear as to how such laws and regulations affect us based the fact that those laws and regulations were created for traditional real estate brokerages and our business model is unlike traditional brokerages. We are also subject to contractual obligations and restrictions on the use and display of the real estate related data we receive from the MLS. Without this data our real estate search portal would not be able to operate.

Intellectual Property

We use a combination of proprietary and third-party intellectual property, all of which we believe maintain and enhance our competitive position and protect our products. Such intellectual property includes owned or licensed patents, patent applications, trademarks and trademark applications.

We enter into confidentiality, intellectual property invention assignment and/or non-competition and non-solicitation agreements or restrictions with our employees, independent contractors and business partners, and we strictly control access to and distribution of our intellectual property.

Cyclicality and Seasonality

The demand for loan originations is affected by consumer demand for home loans and the market for buying, selling, financing and/or re-financing residential and commercial real estate, which in turn, is affected by the national economy, regional trends, property valuations, interest rates, and socio-economic trends and by state and federal regulations and programs which may encourage and accelerate or discourage and slow-down certain real estate trends. Our business is generally subject to seasonal trends with activity generally decreasing during the winter months, especially home purchase loans and related services.

Employees

As of June 30, 2020, we had 5,952 employees, all of whom are based in the United States. None of our employees are members of any labor union or subject to any collective bargaining agreement and we have never experienced any business interruption as a result of any labor dispute.

Properties

We currently operate through a network of four corporate offices and 341 retail sales locations, located throughout the United States, all of which are leased.

Our headquarters and principal executive offices are located at 1525 South Belt Line Road, Coppell, Texas 75019. At this location, we lease office space totaling approximately 182,700 square feet. The lease for our offices in Coppell, Texas expires on March 31, 2028 unless terminated earlier under certain circumstances specified in the lease agreement.

We believe that our facilities are in good operating condition and adequately meet our current needs, and that additional or alternative space to support future use and expansion will be available on reasonable commercial terms.

Legal and Regulatory Proceedings

As an organization that provides, among other things, consumer residential mortgage lending and servicing, consumer unsecured installment loans and loan servicing, residential real estate brokerage services and online marketing and consumer acquisition services, we operate within highly regulated industries on a federal, state and local level. We are routinely subject to various examinations and legal and administrative proceedings in the normal and ordinary course of business. This can include, on occasion, investigations, subpoenas, enforcement actions involving the CFPB or FTC, state regulatory agencies and attorney generals. In the ordinary course of business, we are, from time to time, a party to civil litigation matters, including several putative class actions. The majority of these matters are related to individual loans in some stage of foreclosure or eviction. None of these matters have had, nor are pending matters expected to have, a material impact on our assets, business, operations or prospects. None of the putative class actions have been certified to date.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Chris Meyer	49	Chairman of the Board of Directors
Sanjiv Das	58	Chief Executive Officer, Director
William Dellal	70	President
Vasif Tamjeed Imtiazi	62	Executive Vice President, Chief Financial Officer
Gregory Smallwood	53	Executive Vice President, General Counsel
Bernard “Russ” Smith	62	Executive Vice President, National Production & Chief Operating Officer
Ann Thorn	54	Executive Vice President, Chief Loan Administration Officer
Richard “Chip” Cammerer, Jr.	47	Director
Michael Droege	35	Director
Jeb Hensarling	63	Director
John Herbert	64	Director
George Foster Jones, Jr.	76	Director
Matthew Walters	35	Director
Rafael A. Colorado	42	Director

Our Executive Officers

Sanjiv Das has been our Chief Executive Officer and a member of our board of directors since February 2016. With 30 years of experience in consumer banking and in capital markets, he is a proven leader who has delivered significant innovation and thought-leadership in senior-level positions at a number of global companies. From 2014 to 2016, Mr. Das served on the executive committee of First Data Corp (now Fiserv), one of the largest global payments companies, where he led all of the international businesses of First Data as well as the Global Financial Services business. He was an integral part of the leadership team that took First Data public in 2015, the largest initial public offering of that year. From 2008 to 2013, Mr. Das served as the Chief Executive Officer, President and Chairman of the board of directors of CitiMortgage, Inc., the mortgage lending arm of Citigroup, and was part of Citigroup’s global executive leadership team. Mr. Das been broadly recognized as one of the principal architects of Citigroup’s turnaround during the great financial crisis and was instrumental in successfully delivering numerous consumer programs which helped families avoid foreclosure, continue to stay in their homes and regain their financial footing.

Mr. Das’ background, including successful track record of leading large, financial services organizations both within the United States and internationally, brings substantial operating experience as well as deep industry knowledge to the board.

William Dellal has served as our President since June 2020. As President, he is responsible for secondary marketing, hedging, and other capital markets functions. Prior to this appointment, he served as our Chief Financial Officer from February 2016 to June 2020. From February 2009 until December 2015, Mr. Dellal served as Managing Director and Head of Capital Markets at CitiMortgage, Inc., the mortgage lending arm of Citigroup. Mr. Dellal earned his Bachelor of Arts from Swarthmore College and his Ph.D. from M.I.T.

Vasif Tamjeed Imtiazi has served as our Chief Financial Officer since June 2020. Prior to this role, Mr. Imtiazi had served as Deputy Chief Financial Officer for Caliber since June 2016. His responsibilities include managing all financial affairs of the company – Accounting, Reporting, Budgeting, Forecasting, Accounts Payable, Vendor Management and Corporate Real Estate. Prior to joining Caliber in June 2016, Mr. Imtiazi served as the Chief of Staff to the Chief Executive Officer at CitiMortgage, Inc., the mortgage lending arm of Citigroup, and spent 23.5 years in senior leadership roles at Citigroup. In addition, he occupied the position of Chief Financial Officer at Latin America Consumer Bank, working in six different countries during his tenure. Mr. Imtiazi also served as EVP Operations for Aptus Health, a Digital Healthcare Marketing company supporting all leading Pharmaceutical companies. Mr. Imtiazi earned his Graduate Degree from the London School of Economics and worked as a Chartered Accountant with Price Waterhouse London.

Gregory Smallwood has served as our Executive Vice President and General Counsel since August 2016. In this role, Mr. Smallwood is responsible for Caliber’s legal and compliance functions. Prior to joining Caliber in 2016, Mr. Smallwood served as the Senior Vice President and Associate General Counsel for Bank of America, a multinational financial services company, from September 2011 to July 2016, where he was responsible for consumer operations for Bank of America’s mortgage, automobile, credit card and retail banking channels. Mr. Smallwood also led Bank of America’s regulatory enforcement division for the mortgage channel. Mr. Smallwood earned his Bachelor of Arts from the University of Maryland and his Juris Doctor from Seton Hall University School of Law.

Bernard “Russ” Smith has served as our Chief Operating Officer and Executive Vice President since 2012. Mr. Smith has also been responsible for the U.S. production of sales in Caliber’s Retail, Wholesale, Correspondent and Direct to Consumer channels since 2016. Prior to joining Caliber in 2012, Mr. Smith was an EVP at Bank of America from 2008 to 2011 in the mortgage group over Fulfillment and later over Change Management. Prior to that, Mr. Smith served in various roles as President, Chief Financial Officer or Chief Operating Officer for several large independent mortgage companies. Mr. Smith has over 35 years of experience in the mortgage industry. Mr. Smith earned his Bachelor of Science in Electrical Engineering from Louisiana Tech University and his Masters of Business Administration from the University of Texas.

Ann Thorn has served as the Chief Loan Administration Officer since April 2019 and as the NMLS Control Person since October 2019. Ms. Thorn is responsible for all Production and Servicing Operations in Caliber’s Retail, Wholesale, Direct to Consumer and Correspondent channels. Prior to joining Caliber in April 2019, Ms. Thorn was the Senior Vice President of Consumer Lending and Operations at Bank of America, a multinational financial services company, from June 2011 until January 2019. In that role she led the mortgage and vehicle servicing and lending operations for Bank of America. Ms. Thorn earned her Bachelor of Science in Marketing from Marquette University.

Our Non-Employee Directors

Chris Meyer has been a member and chairman of our board of directors since March 2018. Mr. Meyer has served as a Senior Managing Director of Lone Star since April 2018. Prior to his current role, Mr. Meyer served as a Managing Director of Hudson, a related party of Lone Star and of the Company, from February 2015 through April 2018. Mr. Meyer has oversight responsibility for a number of Lone Star’s private equity investments, including the Company, and also holds a leading role with the due diligence and underwriting of potential operating company investments. Prior to joining Hudson, Mr. Meyer held a number of positions with McKinsey & Company, Inc., a global management consulting firm, most recently serving as a Director (Senior Partner). While at McKinsey, Mr. Meyer managed the Dallas office, co-led the Consumer Practice group and co-founded McKinsey’s Consumer Marketing Analytics Center. Mr. Meyer also serves on the board of directors of Foundation Building Materials, Inc., Forterra, Inc. and a number of privately held companies, including several for which he serves as chairman. Mr. Meyer earned his Bachelor of Science in Industrial Engineering from North Carolina State University and his Masters of Business Administration from Harvard Business School.

Mr. Meyer’s background, including as a management consultant in a wide range of industries, allows him to assist the board in understanding and addressing a wide variety of the issues. Mr. Meyer also brings significant financial and operational expertise as well as deep industry knowledge developed through his past and current leadership and oversight roles. His responsibilities for Lone Star’s companies, including the Company, also provide Mr. Meyer with a deep working knowledge of our business and operations.

Richard “Chip” Cammerer, Jr. has been a member of our board of directors since May 2018. Mr. Cammerer is a Senior Managing Director of Lone Star. In this role, which he has held since January 2020, he is responsible for originating investment opportunities in North America. Prior to joining Lone Star in 2020, Mr. Cammerer served as Managing Director of Corporates at Hudson from January 2016 to December 2019. Prior to joining Hudson, Mr. Cammerer served as Managing Director of the Consumer & Retail Investment Banking Group at RBC Capital Markets LLC, a global investment bank, from June 2014 to January 2016. From 2006 to June 2014, he held various roles within Citigroup Global Markets Inc.’s investment banking arm in New York, most recently as Managing Director of the retail industry team. He has also held roles at Deutsche Bank Securities Inc., Banc of America Securities LLC and Bank of America, N.A. Mr. Cammerer also serves on the board of Forterra, Inc. Mr. Cammerer earned his Bachelor of Business Administration in Finance from Southern Methodist University and his Masters of Business Administration with a dual concentration in Finance and Accounting from Vanderbilt University.

Mr. Cammerer’s background, including more than 20 years as a commercial and investment banker serving a wide variety of industries, enables him to bring broad financial management and financial markets expertise to the board that allow him make valuable contributions to our capital allocation decisions and financing and investing activities.

Michael Droege has been a member of our board of directors since August 2018. Mr. Droege is a Senior Managing Director of Lone Star. In this role, which he has held since June 2018, Mr. Droege has oversight and responsibility for Lone Star’s U.S. residential investment strategy, including origination of investment opportunities in North America. Prior to joining Lone Star in January 2014, Mr. Droege worked in asset management at Hudson on various investments including RMBS, CDO portfolios and whole loan portfolios. Prior to joining Hudson in 2008, Mr. Droege worked in the Financial Institutions Group at Deutsche Bank in New York. Mr. Droege earned his Bachelor of Science and Bachelor of Arts in Finance and Mathematics from Indiana University Bloomington.

Mr. Droege brings a significant level of industry experience to the Board, with over 10 years of experience in U.S. residential structured products, residential performing and non-performing whole loans, and other credit investments.

Jeb Hensarling has been a member of our board of directors since July 2019. Mr. Hensarling served as a Member of the U.S. House of Representatives from 2003 until 2019. As a Congressman, Mr. Hensarling served as Chairman of the House Financial Services Committee. In April 2019, he became Executive Vice Chairman of UBS Americas, the American subsidiary of a global bank. Prior to these roles, Mr. Hensarling practiced real estate and corporate law. Mr. Hensarling earned his Bachelor of Arts degree in Economics from Texas A&M University and his Juris Doctor from the University of Texas in Austin.

Mr. Hensarling provides invaluable and unique contributions to the board as a result of his experience at UBS Americas and 16-year career as a member of the U.S. House of Representatives, including six years as Chair of the Financial Services Committee, which has jurisdiction over real estate finance-related policy matters.

John Herbert has been a member of our board of directors since June 2015. Mr. Herbert retired in 2014 as Global Head of Real Estate and Hotels at HSBC, a multinational financial services company, having served in that role since 2010. Prior to that, Mr. Herbert was head of EMEA Real Estate and Hotels for Merrill Lynch. Mr. Herbert has had a 35-year career in real estate lending and investment banking, in which he has worked at, among other firms, Morgan Stanley, Citigroup and Merrill Lynch. Mr. Herbert also serves on the boards of Quintain, Novo Banco, and DFC/Moneymart. Mr. Herbert earned his Bachelor of Arts in Economics and Political Science from Duke University and his Masters of Business Administration from Harvard Business School.

Mr. Herbert brings a significant level of expertise to the board from his 35-year career in real estate lending and investment banking, including work in commercial and residential real estate and hotels in over thirty countries. Mr. Herbert also serves on the boards of several lending and real estate companies.

George Foster Jones, Jr. has been a member of our board of directors since December 2013. Mr. Jones has served as Vice-Chairman at CrossFirst Bankshares, a bank holding company, since June 2020. Previously, Mr. Jones served as President and Chief Executive Officer of CrossFirst from May 2018 to June 2020. Mr. Jones joined CrossFirst as Vice-Chairman in May 2016. Mr. Jones has over 40 years of experience in the banking industry. Mr. Jones was a founding executive of Texas Capital Bancshares, Inc., or TCBI, a bank holding company, and served as President and Chief Executive Officer of TCBI from 2007 until 2013. He was responsible for taking TCBI public and for managing its strategic direction, including as a member of its board of directors. Mr. Jones served as the Chief Executive Officer of Texas Capital Bank, N.A. from its inception in December 1998 until 2013 and served as President of Texas Capital Bank, N.A. from December 1998 to October 2008. Mr. Jones previously held key management roles with Texas American Bank, Dallas. He also served as Chief Executive Officer at North Park Bank and Texas American Bank. Mr. Jones also serves on the board of CrossFirst Bank, and previously served on the board of the Federal Reserve Bank of Dallas and was a member of the Audit Committee. During the past five years, Mr. Jones previously served on the board of a subsidiary bank of Texas American Bancshares, Fort Worth. Mr. Jones earned his degree in Business Administration from the University of North Texas and his graduate degree from the Graduate School of Banking at Southern Methodist University.

Mr. Jones’ background, including his extensive banking leadership experience and his service with the Federal Reserve Bank of Dallas enables him to bring expertise in the banking and finance industry to the board. In addition, Mr. Jones’ past and current leadership and oversight roles allow him to assist the board in strategic, financial and operational decisions.

Matthew Walters has been a member of our board of directors since May 2018. Mr. Walters has served as a Director at Hudson since January 2018, and served as a Vice President at Hudson from March 2015 to December 2017. Prior to that, he served in various roles at Crestline Investors from April 2011 until February 2015, including as a Vice President. Before joining Crestline Investors, he held various roles at Blackstreet Capital and Stephens, Inc. He also serves on the board of directors of SpectraTen LLC. During the past five years, Mr. Walters previously served on the board of American Bath Group. Mr. Walters earned his Bachelor of Science in Business Administration in Accounting and Finance and Masters of Science in Professional Accounting from Seton Hall University. Mr. Walters is a registered Certified Public Accountant and a CFA Charterholder.

Mr. Walter’s background, including his more than 10 years of experience in private equity and service on the boards of other companies allow him to assist the board in strategic, financial and operational decisions.

Rafael A. Colorado has been a member of our board of directors since September 2020. Mr. Colorado has been a Managing Director with Hudson since March 2019. Previously, he was a Director with Hudson from January 2016 until March 2019 and a Vice President from 2008 to 2012. In such capacity, Mr. Colorado advises on legal issues impacting operating companies that are affiliates of Lone Star within North America, as well as other corporate investments for which Hudson provides underwriting and asset management services in North America. In particular, Mr. Colorado has been actively involved in the negotiation and closing of numerous acquisitions, asset sales and lending transactions for Lone Star portfolio companies since rejoining Hudson in 2016. Prior to that, Mr. Colorado was a Senior Associate and Partner at the law firm of Perkins Coie LLP from 2012 to 2016, and prior to his time at Hudson and Perkins Coie, Mr. Colorado was an attorney with Bank of America and a CPA with Ernst & Young LLP. Mr. Colorado also serves on the boards of Forterra, Inc., Foundation Building Materials, Inc. and a number of privately held companies. Mr. Colorado graduated from the University of Texas at Austin where he obtained a Bachelor of Business Administration degree and a Master of Professional Accounting degree. Mr. Colorado also received a Juris Doctor degree with honors from the University of Texas School of Law. Mr. Colorado is a licensed attorney and a Certified Public Accountant in the State of Texas.

Mr. Colorado’s knowledge of the Company and legal background allows him to bring a well-informed perspective to the Board regarding our operations and the associated legal risks. His experience with debt transactions and M&A involving the Company and other Lone Star affiliates allows him to make valuable contributions with respect to our operational, financial and investing activities.

Controlled Company Exemption

Following this offering, Lone Star will continue to control more than 50% of the voting power of our common stock in the election of directors. Accordingly, we intend to avail ourselves of the “controlled company” exception available under NYSE rules, which eliminates certain requirements, such as the requirements that a company have a majority of independent directors on its board of directors, that compensation of executive officers be determined, or recommended to the board of directors for determination, by a compensation committee composed solely of independent directors, and that director nominees be selected, or recommended for the board of directors’ selection, by a nominations committee composed solely of independent directors. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the applicable rules. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and NYSE with respect to our audit committee within the applicable time frame.

Director Independence

The board of directors has determined that each of Jeb Hensarling, John Herbert and George Foster Jones, Jr. are “independent directors” as such term is defined by the listing standards of the NYSE.

Board Composition

Upon the consummation of the offering, our board of directors will consist of nine directors. In accordance with our certificate of incorporation and bylaws, the number of directors on our board of directors will be determined from time to time by the board of directors but shall not be less than one person nor more than 15 persons.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director.

Until Lone Star ceases to beneficially own a majority of the voting power of the stock outstanding, our certificate of incorporation provides that any director may be removed with or without cause by the affirmative vote of a majority of our outstanding shares of common stock. After Lone Star ceases to beneficially own a majority of the voting power of the stock outstanding, our certificate of incorporation provides that any director may only be removed with cause and only upon the approval of not less than 66 2/3% of all outstanding shares of our voting stock. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our certificate of incorporation provides that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In connection with this offering, Sanjiv Das, Chris Meyer and Chip Cammerer, Jr. will be designated as Class I directors, Matthew Walter, Michael Droege and Rafael Colorado will be designated as Class II directors, and Jeb Hensarling, John Herbert and George Foster Jones, Jr. will be designated as Class III directors.

Board Leadership Structure

Our board of directors has designated Chris Meyer to serve as chairman of the board. Separating the role of chairman of the board from the chief executive officer position allows our chief executive officer to focus on our day-to-day business operations, while allowing the chairman of the board to lead our board of directors in its fundamental role of providing advice to and oversight of management. Although our amended bylaws do not require that we separate the chief executive officer and board leadership positions, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time. Our board of directors recognizes that, depending on the circumstances, other leadership models, such as combining the role of chairman of the board with the role of chief executive officer, might be appropriate. Accordingly, our board of directors may periodically review its leadership structure. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

Role of our Board in Risk Oversight

We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating and executing on the company’s business strategy. Our board of directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of the company. Our board of directors focuses its oversight on the most significant risks facing the company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors and its committees receive regular reports from members of the company’s senior management on areas of material risk to the company, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on the Company.

Board Committees

Following the completion of this offering, our board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee

The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company as well as our subsidiary companies, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the board of directors. The audit committee will oversee the independent auditors, including their independence and objectivity. However, committee members will not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management, the internal audit team and the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

Upon the completion of this offering, Jeb Hensarling, John Herbert and George Foster Jones, Jr. are expected to be the members of our audit committee, with George Foster Jones, Jr. serving as chair. The board of directors has determined that George Foster Jones, Jr. qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and that each of Jeb Hensarling, John Herbert and George Foster Jones, Jr. are “financially literate” under the listing standards of the NYSE and “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the NYSE. Accordingly, we believe that the functioning of our audit committee will comply with the applicable requirements of the SEC and the NYSE.

Compensation Committee

The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of equity awards under our equity incentive plan.

The compensation committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plan. Even where the compensation committee does not delegate authority, our executive officers will typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of equity grants under our equity incentive plan.

Upon the completion of this offering, Chip Cammerer, Jr., John Herbert and Chris Meyer are expected to be the members of our compensation committee, with Chris Meyer serving as chair. Because we will be a “controlled company” under the rules of the NYSE, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees.

Upon the completion of this offering, Rafael Colorado, Michael Droege and Jeb Hensarling are expected to be the members of our nominating and corporate governance committee, with Rafael Colorado serving as chair. Because we will be a “controlled company” under the rules of the NYSE, our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate governance committee accordingly in order to comply with such rules.

Code of Conduct and Ethics

Our board of directors will adopt codes of conduct and ethics that establish the standards of ethical conduct applicable to all directors, officers and employees of our company (collectively, the “Code”). The Code will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee will be responsible for applying and interpreting our Code in situations where questions are presented to it. We expect that any amendments to the Code or any waivers of its requirements applicable to our principal executive, financial or accounting officer, or controller will be disclosed on our website at www.caliberhomeloans.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will be composed of Chip Cammerer, Jr., John Herbert and Chris Meyer. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors. For a description of the transactions between us and members of the compensation committee, and entities affiliated with such members, see the transactions described under the section entitled “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation philosophy, objectives and design and each element of our executive compensation program with regard to the compensation awarded to, earned by or paid to our named executive officers, or NEOs, during our fiscal year ended December 31, 2019, or the 2019 Fiscal Year, as well as certain changes we have made to our executive compensation program since the end of the 2019 Fiscal Year.

For the 2019 Fiscal Year, our NEOs were:

Name	Title
Sanjiv Das	Chief Executive Officer
William Dellal	President; Former Chief Financial Officer (1)
Vasif T. Imtiazi	Chief Financial Officer; Former Executive Vice President Deputy Chief Financial Officer (1)
Bernard R. Smith	Executive Vice President, National Production
Ann Thorn	Executive Vice President, Chief Loan Administration Officer (2)

(1)	On July 1, 2020, Mr. Dellal shifted from his role as Chief Financial Officer to his role as President, and Mr. Imtiazi was promoted to Chief Financial Officer.
(2)	Ms. Thorn was appointed Executive Vice President, Chief Loan Administration Officer on April 1, 2019.

Executive Compensation Philosophy

Our executive compensation philosophy is to provide an attractive, flexible and market-based compensation program tied to company and individual performance and aligned with the interests of our stockholders. In establishing compensation levels and designing the elements of our executive compensation program, we aim to set overall compensation levels that are both internally equitable and commensurate with the companies with which we compete for talent. We regularly review our executive compensation program with the goal of motivating our executive team to achieve our strategic goals and aligning their interests with those of our stockholders. In particular, we seek to:

•

Align the cash and incentive compensation of our executive officers to those of similarly situated executives at comparable companies within our industry so that we may hire and retain skilled, experienced and talented individuals to serve on our executive team;

•

Focus a meaningful portion of each executive officer’s compensation on achieving financial, strategic and growth metrics that are tied to our performance over both the short-term and long-term, aiding in aligning the executives’ interests with those of our stockholders;

•	Recognize and reward individual excellence; and

•	Provide balanced incentives that motivate our executives to achieve our short-term and long-term goals without encouraging excessive risk taking.

Process for Setting Executive Compensation

During the 2019 Fiscal Year, our board of directors had primary responsibility for setting executive compensation. Our board of directors also received input from Mr. Das, our Chief Executive Officer, regarding the compensation for our NEOs other than himself. Our board of directors has historically reviewed the compensation of our NEOs annually.

Our board of directors did not engage a compensation consultant during 2019; however, in connection with this offering, our board has engaged Willis Towers Watson as our director and executive compensation consultant. Following the completion of this offering, our compensation committee will be responsible for the implementation and oversight of our executive compensation program.

Elements of Compensation

The main components of our executive compensation during the 2019 Fiscal Year included base salary, an annual bonus, awards under cash-based long-term incentive plans and arrangements, special bonuses and other benefits and perquisites.

Base Salary

Base salaries provide our NEOs with a fixed level of annual cash compensation that reflects each NEO’s responsibilities and particular expertise and experience. On February 9, 2019, the Company, at the recommendation of Mr. Das, increased Mr. Imtiazi’s base salary from $400,000 to $425,000, in recognition of the increased size, scope and complexity of his role. The base salaries for our NEOs as of the end of the 2019 Fiscal Year are set forth below:

Name	Base Salary as of 12/31/2019
Sanjiv Das	$1,500,000
William Dellal	$450,000
Vasif T. Imtiazi	$425,000
Bernard R. Smith	$400,000
Ann Thorn	$450,000

Annual Bonus

At the beginning of the 2019 Fiscal Year, our board of directors, with input from Mr. Das for the NEOs other than himself, established target annual bonus levels under our annual bonus program, including for each NEO, and Company-wide performance measures that determine the percentage of an overall target annual bonus pool that is funded. These Company-wide performance measures included: (i) originations measures relating to total originations volume and recapture rate, (ii) servicing measures relating to performing cost per loan and non-performing cost per loan, (iii) profitability measures relating to Company operating contribution and expense initiatives, and (iv) corporate and strategic measures relating to a successful execution of transformation initiatives, mergers and acquisitions and reducing employee turnover. We believe these metrics are the key drivers of the success of the Company and most closely align our NEOs’ compensation with return to our investors. Based on outstanding achievement of the Company-wide performance measures for the 2019 Fiscal Year, our board of directors approved a final funding level of 120% of the target annual bonus pool.

Following approval of the final annual bonus pool funding, each NEO, other than Mr. Das, whose annual bonus is determined exclusively by reference to the Company-wide performance measures, is evaluated on an individual basis against pre-established personal performance objectives for the year. The final bonus payments for each participant are determined based on these individual performance measures, subject to the cap on the aggregate annual bonus payments of the board-approved total bonus pool. Each NEO, other than Mr. Das, provides a self-evaluation of their performance against these objectives, and Mr. Das also provides an evaluation of each NEO for each objective. The individual performance objectives and performance achievements for each NEO, other than Mr. Das, are described in the following table:

Name	Individual Performance Objectives & Achievements
William Dellal

•  Managed capital markets, financing, liquidity and debt

•  Maintained the capital markets profit and loss and management of risk

•  Effectively managed regulatory and compliance matters

•  Achieved strategic financial objectives and goals identified by our board of directors and Mr. Das, including the Company’s financial position and expense initiatives

•  Reduced year-over-year voluntary turnover

Vasif T. Imtiazi

•  Reduced expenses by over $50 million

•  Achieved strategic financial objectives and goals identified by our board of directors and Mr. Das, including operating contributions

•  Ensured compliance with our incident management program requirements

•  Improved automation processes across treasury, financial planning and analysis, accounting, and facilities

•  Reduced year-over-year voluntary turnover

Bernard R. Smith

•  Achieved total originations volume in excess of targets

•  Maintained high recapture rates

•  Achieved operating contribution goals

•  Maintained low operations cost per loan

•  Ensured achievement of Company-defined transformation initiatives

•  Reduced production voluntary turnover and developed appropriate succession plans

Ann Thorn

•  Achieved operating contribution goals

•  Maintained low servicing cost per performing loan

•  Maintained low operations cost per loan

•  Improved our customer experience

•  Ensured achievement of Company-defined transformation initiatives

•  Reduced servicing and operations voluntary turnover

In light of the achievement of the Company-wide performance measures and individual objectives for each NEO, our board of directors approved payment of the following amounts under the annual bonus program for the 2019 Fiscal Year:

Name	2019 Target Bonus	2019 Final Bonus
Sanjiv Das (1)	$5,000,000	$6,000,000
William Dellal	$600,000	$1,000,000
Vasif T. Imtiazi	$425,000	$700,000
Bernard R. Smith	$1,100,000	$1,500,000
Ann Thorn	$700,000	$725,000

(1)

Although the Das Employment Agreement, as defined and described below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Sanjiv Das Employment Agreement,” provides for a target bonus equal to 200% of base salary, in light of the guaranteed compensation provisions of the Das Employment Agreement, our board of directors utilized a target bonus equal to $5,000,000 for purposes of determining Mr. Das’s annual bonus for the 2019 Fiscal Year.

Long-Term Incentive Compensation

2016 Long-Term Incentive Plan

Historically, certain of our NEOs and other key employees have received long-term incentive compensation in the form of cash-based awards granted by LSF6 Mid-Servicer, under the LSF6 Mid-Servicer Holdings, LLC

2016 Long-Term Incentive Plan, or the LTIP. Under the LTIP, participants are granted pool units out of a total of 1,000,000 authorized pool units, each of which represents a proportionate interest in the total incentive pool and a potential cash payout under the incentive pool upon a “Monetization Event” (as described below) that results in cumulative net cash proceeds realized by Lone Star of at least $1 billion, subject to the terms of the LTIP and the participant’s individual award letters. The size of the incentive pool is determined at the time of each Monetization Event and is equal to 10% of the excess cumulative net cash proceeds over $1 billion.

Under the LTIP, a “Monetization Event” generally occurs upon:

•

a transaction pursuant to which less than a majority of the combined voting power of the equity securities of LSF6 Mid-Servicer following such transaction are held by the holders of such equity securities prior to such transaction;

•	a sale by LSF6 Mid-Servicer of more than 50% of either the combined voting power of the equity securities of the Company or our subsidiaries to an unrelated third party;

•

a sale of more than 50% in value of the aggregate assets of us and our subsidiaries to an unrelated entity where less than a majority of the combined voting power of such entity is held by the holders of our voting securities prior to such sale;

•

an initial public offering of us, our subsidiary or our successor where the holders of our equity securities prior to such offering are reduced to below 50% as a result of such offering or the administrator under the LTIP otherwise determines that such initial public offering should constitute a Monetization Event; or

•	the payment by us of any dividends or distributions to our equity holders.

Under the LTIP award agreements, upon a Monetization Event that results in amounts being credited to the incentive pool, all outstanding pool units will become fully vested, subject to each NEO’s continued employment with us through the occurrence of the Monetization Event. It is not expected that this offering will constitute a Monetization Event under the LTIP; however, effective upon the consummation of this offering, LSF6 Mid-Servicer has provided for full acceleration of all outstanding pool units under the LTIP. As a result, each NEO may receive future payments in respect of his or her pool units in the event that a Monetization Event occurs while the NEO remains employed or on or prior to the eighth anniversary (or, for Mr. Smith, the fifth anniversary) of the consummation of this offering. Additionally, in connection with this offering, the LTIP has been assigned by LSF6 Mid-Servicer to LSF Pickens.

Messrs. Dellal, Smith, Imtiazi and Ms. Thorn have been granted pool units under the LTIP. Mr. Dellal was granted 100,000 pool units on December 15, 2016. Mr. Smith was granted 170,000 pool units under the LTIP on December 16, 2016, and on February 26, 2019, Mr. Smith agreed to forfeit 70,000 of these pool units in exchange for an increase of his annual cash bonus target to $1,100,000. Ms. Thorn was granted 50,000 pool units under the LTIP on April 1, 2019. Ms. Thorn’s LTIP award agreement provides that, in the event a Monetization Event with respect to her LTIP award does not occur by April 1, 2023, she is eligible to receive, at her election, a $1,000,000 payment in lieu of any future payment under her LTIP award. Mr. Imtiazi was granted 50,000 pool units under the LTIP on September 23, 2020.

Sanjiv Das Long-Term Cash Incentive Award

In February 2016, Mr. Das was granted a long-term cash incentive opportunity by LSF6 Mid-Servicer under the terms of a letter agreement, as amended by a subsequent letter agreement dated March 13, 2018, which we refer to collectively as the Das Incentive Award in this prospectus. Under the Das Incentive Award, Mr. Das is eligible to receive a lump sum cash payment following each Monetization Event (as defined above under “—2016 Long-Term Incentive Plan”) in an amount equal to:

•	2% of the aggregate cash proceeds received by Lone Star that are in excess of $650 million but less than or equal to $1 billion; plus

•	4% of the aggregate cash proceeds received by Lone Star that are in excess of $1 billion.

The amount of the lump sum cash payment at the time of a Monetization Event is reduced by any prior payments received as a result of any previous Monetization Events.

The Das Incentive Award vested as to 25% on each of the first and second anniversaries of the date of grant, but it will not become fully vested until the occurrence of a “Fully Vesting Monetization Event,” subject to Mr. Das’s continued employment with us through the occurrence of such event. For purposes of the Das Incentive Award, a Fully Vesting Monetization Event is a Monetization Event that results in Lone Star receiving aggregate cash proceeds of at least $650 million. It is expected that this offering will not result in a Fully Vesting Monetization Event; however, as described in more detail under “Actions Taken Since Fiscal Year End” below, we have entered into a letter agreement with Mr. Das providing for accelerated vesting of the Das Incentive Award upon the consummation of this offering.

Under the Das Incentive Award, Mr. Das received a lump-sum “interim payment” equal to $13 million on February 20, 2019. This interim payment opportunity was originally granted to Mr. Das in order to incentivize him to join the Company and compensate him for certain foregone opportunities with his former employer. Additionally, the interim payment will offset any future amounts earned by Mr. Das under the Das Incentive Award as described above.

In connection with this offering, the Das Incentive Award has been assigned by LSF6 Mid-Servicer to LSF Pickens.

Special Bonus Awards

In light of the Company’s extraordinary performance during the 2019 Fiscal Year, our board of directors, in discussion with Mr. Das, elected to pay special recognition bonuses to our full employee population, including our NEOs, in an amount equal to 2% of each employee’s base salary. As such, our NEOs received the following one-time special recognition bonuses during the 2019 Fiscal Year: (i) $30,000 for Mr. Das, (ii) $9,000 for each of Mr. Dellal and Ms. Thorn, (iii) $8,500 for Mr. Imtiazi, and (iv) $8,000 for Mr. Smith.

On August 21, 2019, we granted retention bonuses to Mr. Dellal of $1,000,000 and Mr. Imtiazi of $500,000. The retention bonuses were paid on August 30, 2019; however, the bonuses were required to be fully repaid by each of Messrs. Dellal and Imtiazi in the event he had voluntarily resigned from the Company on or prior to February 28, 2020. As such, these bonuses are considered compensation earned for the fiscal year ending December 31, 2020.

Other Benefits and Perquisites

In addition to the elements of compensation described above, we also provide our NEOs with health and welfare benefits, retirement benefits and limited perquisites. These additional benefits, coupled with the other elements of compensation, are intended to provide our NEOs with an overall competitive compensation package.

Health and Welfare Benefits

Our NEOs are eligible to participate in our health and welfare plans on the same terms offered to all of our salaried employees.

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan. While we maintain a nonqualified deferred compensation plan, none of our NEOs participate, or have ever participated, in such plan. We currently maintain a retirement plan intended to provide benefits under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, under which eligible employees, including our NEOs, may contribute up to 75% of their eligible compensation (subject to the maximum contribution amounts under the Code). We currently offer a discretionary matching contribution of 50% of the first 6% contributed by employees, and employees become vested in such matching contributions on a graded vesting schedule at 25% per completed year of service.

Limited Perquisites

During the 2019 Fiscal Year, we provided our NEOs with limited, low-cost perquisites, including attendance for spouses of our NEOs at our Company’s annual Circle of Excellence program and certain minor tax gross-ups. We provide these limited perquisites to ensure our compensation program, as a whole, remains competitive with companies for which we compete for talent.

Other Matters

Tax Implications of Executive Compensation Decisions

Historically, as the Company’s common stock is not currently publicly traded, we have not previously taken the deductibility limit imposed by Section 162(m) of the Code into consideration in making compensation decisions. However, we expect that following the consummation of this offering, we may authorize compensation payments that exceed the deductibility limitation under Section 162(m) of the Code when we believe that such payments are appropriate to attract and retain executive talent.

Risk Assessment

Our board of directors does not believe that our executive and non-executive compensation programs encourage excessive or unnecessary risk taking, and any risk inherent in our compensation programs is unlikely to have a material adverse effect on us.

Say-on-Pay

Our executive compensation has not historically been the subject of a shareholder advisory vote. Following this offering, to the extent applicable, our compensation committee will consider the results of advisory votes and the views expressed by our shareholders.

Actions Taken Since Fiscal Year End

On June 24, 2020, in connection with his transition to his role as our President, Mr. Dellal’s base salary was increased to $750,000. Additionally, under the annual bonus program for the 2020 fiscal year, the target bonus for Mr. Dellal was increased to $1,000,000, in recognition of his transition to his role as our President.

As noted above, Mr. Imtiazi was granted 50,000 pool units under the LTIP on September 23, 2020. Upon the consummation of this offering, these pool units will be fully vested, and Mr. Imtiazi may receive future payments in respect of his pool units in the event that a Monetization Event occurs while Mr. Imtiazi remains employed or on or prior to the eighth anniversary of the consummation of this offering.

On October 19, 2020, we entered into a letter agreement with Mr. Das amending the Das Incentive Award and the Das Employment Agreement, which is described in more detail under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Sanjiv Das Employment Agreement” below. The letter agreement provides Mr. Das with the following, effective upon the consummation of this offering: (i) a base salary of $1,000,000, (ii) a target annual bonus for 2020 of $10,000,000, (iii) a target annual bonus for future calendar years equal to 250% of his base salary, (iv) an initial grant of restricted stock units with a grant date value of $10,000,000, (v) eligibility to receive annual equity awards beginning in 2021 with a target grant date value of $4,500,000, and (vi) increased severance to 1.5 times the sum of Mr. Das’s base salary and target annual bonus for the calendar year in which an applicable termination occurs. Additionally, the letter agreement provides for accelerated vesting of the Das Incentive Award upon the consummation of this offering and revises the sunset provision such that all rights to payments under the Das Incentive Award will be forfeited upon the later of the eighth anniversary of the consummation of this offering or a termination of Mr. Das’s employment with us for any reason. Additionally, if this offering is not consummated on or prior to March 21, 2021, the letter agreement will be terminated. Mr. Das’s initial grant of restricted stock units will vest on the fourth anniversary of the date of grant, subject to his continued employment with us through such date, with pro-rata acceleration upon his termination by us without cause, by Mr. Das for good reason or as a result of his death or disability based on the number of months elapsed during the vesting period plus additional accelerated vesting of one-half of any remaining unvested restricted stock units. Additionally, Mr. Das’s restricted stock unit award will fully accelerate upon his termination by us without cause or by Mr. Das for good reason on or within 18 months following a change in control.

In connection with the consummation of this offering, each other NEO will also receive an initial grant of restricted stock units with the following grant date values: (i) for Mr. Dellal, $1,000,000, (ii) for Mr. Imtiazi, $775,000, (iii) for Mr. Smith, $1,000,000, and (iv) for Ms. Thorn, $750,000. These grants will vest on the fourth anniversary of the date of grant, subject to the NEO’s continued employment with us through such date, with pro-rata acceleration upon the NEO’s termination by us without cause or as a result of the NEO’s death or disability.

Executive Compensation Tables

2019 Summary Compensation Table

The table below sets forth the compensation earned by our NEOs during the 2019 Fiscal Year.

Name and Principal Position	Year	Salary ($)	Bonus ($) (2)	Non-Equity Incentive Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Sanjiv Das	2019	$1,500,000	$13,030,000	$6,000,000	$10,753	$20,540,753
Chief Executive Officer
William Dellal	2019	$450,000	$9,000	$1,000,000	$12,922	$1,471,922
President; Former Chief Financial Officer
Vasif T. Imtiazi	2019	$421,875	$8,500	$700,000	$7,630	$1,138,005
Chief Financial Officer; Former EVP, Deputy Chief Financial Officer
Bernard R. Smith	2019	$400,000	$8,000	$1,500,000	$11,509	$1,919,509
EVP, National Production; Chief Operating Officer
Ann Thorn (1)	2019	$329,135	$9,000	$725,000	$2,813	$1,065,948
EVP, Chief Loan Administration Officer

(1)

Ms. Thorn joined us on April 1, 2019 as our Executive Vice President, Chief Loan Administration Officer. The amounts herein reflect Ms. Thorn’s compensation for the portion of the 2019 Fiscal Year following her appointment.

(2)

Amounts in this column include: (i) for Mr. Das, the $13,000,000 lump sum interim payment under the Das Incentive Award and (ii) one-time special recognition bonuses of $30,000 to Mr. Das, $9,000 to each of Mr. Dellal and Ms. Thorn, $8,500 to Mr. Imtiazi, and $8,000 to Mr. Smith. For Mr. Das, the $13,000,000 lump sum interim payment under the Das Incentive Award will offset any future amounts earned by Mr. Das under the Das Incentive Award as described under “Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—Das Incentive Award” above.

(3)

Amounts in this column represent payouts under our annual bonus program for performance in the 2019 Fiscal Year, which were paid in January 2020. See “Compensation Discussion and Analysis—Elements of Compensation—Annual Bonus” for more information regarding these awards.

(4)

Amounts in this column include (i) matching contributions under our 401(k) plan made during the 2019 Fiscal Year, (ii) tax gross-ups on taxable compensation imputed to the executive related to certain administrative errors associated with our flexible spending account plan, and (iii) tax gross-ups on taxable compensation for the NEO’s and certain of their spouses’ attendance at our Circle of Excellence program, which we expect all senior leaders to attend, each as set forth in the following table:

Name	Company 401(k) Matching Contributions ($)	Gross-Up for FSA Errors ($)	Gross-Up for Circle of Excellence Attendance ($)	All Other Compensation Total ($)
Sanjiv Das	$8,400	$—	$2,353	$10,753
William Dellal	$8,400	$—	$4,522	$12,922
Vasif T. Imtiazi	$7,630	$—	$—	$7,630
Bernard R. Smith	$8,400	$756	$2,353	$11,509
Ann Thorn	$2,813	$—	$—	$2,813

2019 Grants of Plan-Based Awards Table

The following table includes information regarding annual bonus awards granted to the NEOs during the 2019 Fiscal Year.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)
Name	Threshold ($)	Target ($)	Maximum ($)
Sanjiv Das (2)
Annual Bonus	—	$5,000,000	—
William Dellal
Annual Bonus	—	$600,000	—
Vasif T. Imtiazi
Annual Bonus	—	$425,000	—
Bernard R. Smith
Annual Bonus	—	$1,100,000	—
Ann Thorn
Annual Bonus	—	$700,000	—
LTIP	—	(3)	—

(1)

Amounts in these columns represent estimated payouts for annual bonus awards for the 2019 Fiscal Year assuming target achievement. The annual bonus program for the 2019 Fiscal Year does not have established threshold or maximum achievement levels. The actual amounts paid to our NEOs for the 2019 Fiscal Year can be found in the “Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. See “Compensation Discussion and Analysis—Elements of Compensation—Annual Bonus” above for additional information regarding these awards.

(2)

Although the Das Employment Agreement, as defined and described below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Sanjiv Das Employment Agreement,” provides for a target bonus equal to 200% of base salary, in light of the guaranteed compensation provisions of the Das Employment Agreement, the Board utilized a target bonus equal to $5,000,000 for purposes of determining Mr. Das’s annual bonus for the 2019 Fiscal Year.

(3)

Ms. Thorn was granted an award of 50,000 pool units under the LTIP on April 1, 2019. The terms of this grant are described in detail above in the section entitled “Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—2016 Long-Term Incentive Plan.” The value of such award cannot be determined at the time of grant.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Sanjiv Das Employment Agreement

We entered into an employment agreement with Mr. Das in connection with his appointment as Chief Executive Officer in February 2016, as amended by a letter agreement entered into on March 13, 2018, which we collectively refer to as the Das Employment Agreement in this prospectus. The Das Employment Agreement provides Mr. Das with an annual base salary and eligibility to participate in the annual bonus program, long-term incentive opportunity and our benefit plans, each as described under “Compensation Discussion and Analysis—Elements of Compensation” above. Under the Das Employment Agreement, Mr. Das is guaranteed annual cash compensation equal to at least $6,500,000, and as such, in the event Mr. Das’s base salary and annual bonus are less than such amount, Mr. Das will receive a supplemental payment for each year equal to the difference. Mr. Das is eligible for certain payments upon certain terminations of employment, as described under “Potential Payments Upon Termination or Change in Control—Employment Agreements and Offer Letters—Sanjiv Das” below. The Das Employment Agreement contains standard nondisclosure, intellectual property, non-competition, non-solicitation and non-disparagement restrictive covenants.

Offer Letters and Smith Employment Agreement

In connection with their appointments, we entered into offer letters with each of Messrs. Dellal and Imtiazi and Ms. Thorn at the time of their respective appointments, and we entered into an employment agreement with Mr. Smith effective September 23, 2013, or the Smith Employment Agreement. The offer letters and Smith Employment Agreement provide the applicable executive with an annual base salary and eligibility to participate in the annual bonus program and our benefit plans, each as described under “Compensation Discussion and Analysis—Elements of Compensation” above. Mr. Smith’s base salary and bonus opportunity have increased over time subsequent to the effective date of the Smith Employment Agreement. Additionally, Ms. Thorn’s offer letter provides for her participation in the LTIP, and in the event a Monetization Event with respect to her LTIP award does not occur by April 1, 2023, she is eligible to receive, at her election, a $1,000,000 payment in lieu of any future payment under her LTIP award. The Smith Employment Agreement and Ms. Thorn’s offer letter also provide for eligibility to receive certain payments upon terminations of employment, as described under “Potential Payments Upon Termination or Change in Control—Employment Agreements and Offer Letters—Bernard R. Smith” and “Potential Payments Upon Termination or Change in Control—Employment Agreements and Offer Letters—Ann Thorn” below. The Smith Employment Agreement also contains standard nondisclosure, non-competition, and non-solicitation restrictive covenants.

Outstanding Equity Awards at Fiscal Year-End and Option Exercises and Stock Vested

We have not granted any equity or equity-based awards to our NEOs, and as such, no equity or equity-based awards were outstanding as of December 31, 2019 and no options were exercised or stock vested during the 2019 Fiscal Year.

Pension Benefits and Nonqualified Deferred Compensation

We have not maintained, and do not currently maintain, a defined benefit pension plan. While we maintain a nonqualified deferred compensation plan, none of our NEOs participate, or have ever participated, in such plan.

Potential Payments Upon Termination or Change in Control

Employment Agreements and Offer Letters

Sanjiv Das

The Das Employment Agreement provides for the following severance payments upon a termination of Mr. Das’s employment by the Company without “Cause” (but not as a result of his death or disability) or by

Mr. Das for “Good Reason” (each as defined below): (i) lump-sum payment of any unpaid annual bonus earned for the calendar year preceding the date of termination; (ii) lump-sum payment of a pro-rated portion of the annual bonus for the calendar year in which the date of termination occurs, based on actual performance against the applicable performance measures for such year; and (iii) payment in installments over a 12-month period of a total amount equal to the sum of his base salary and actual annual bonus earned for the calendar year preceding the date of termination. All severance payments under the Das Employment Agreement are subject to execution by Mr. Das of a waiver and general release of claims in favor of the Company and continued compliance with the restrictive covenants contained in the Das Employment Agreement.

Under the Das Employment Agreement, “Cause” generally means: (i) a material breach of any agreement with the Company; (ii) willful misconduct in the performance of his duties or a material violation of our written policies; (iii) failure to follow a lawful directive of our board of directors or certain representatives of Lone Star, (iv) a breach of any fiduciary duty owed to us or our affiliates, (v) conviction of, or plea of guilty or no contest with respect to, a felony or crime involving embezzlement, dishonesty, moral turpitude or intentional and actual fraud; (vi) use of illicit drugs or substances or repeated abuse of alcohol; (vii) his unexplained absence from work for more than 10 days in any 12-month period (excluding vacation, sick leave and other leave or due to disability); and (viii) achievement by us of results at a level that is less than 75% of the level anticipated under our board of directors’ annual operating plan for four consecutive quarters, in each case, subject to customary notice and cure rights.

Under the Das Employment Agreement, “Good Reason” generally includes any of the following occurring without Mr. Das’s consent: (i) material diminution in his duties, responsibilities, title, or authority; (ii) material reduction in his base salary or annual bonus (unless applicable to all similarly situated executives); (iii) material breach by us of the Das Employment Agreement; and (iv) a geographic relocation by greater than 50 miles, in each case, subject to customary notice and cure rights.

Bernard R. Smith

The Smith Employment Agreement provides for continued payment of his base salary for a 12-month period following a termination of his employment by the Company without “Cause” (but not as a result of his death or disability) or by Mr. Smith for “Good Reason” (each as defined below). The severance payments are subject to execution and non-revocation by Mr. Smith of a general release of claims in favor of the Company and continued compliance with the restrictive covenants contained in the Smith Employment Agreement.

Under the Smith Employment Agreement, “Cause” generally means: (i) a material breach of any agreement with the Company; (ii) intentional misconduct as an officer or employee or a material violation of our material written policies or written directions of our board of directors or other person to whom he reports; (iii) a material breach of any fiduciary duty owed to us or our affiliates; (iv) conviction of, or plea of guilty or no contest with respect to, any felony, any crime involving embezzlement, dishonesty, moral turpitude or intentional and actual fraud or driving an automobile or motorcycle under the influence; (v) use of, or addiction to, illegal drugs or substances; or (vi) an unexplained absence from work for more than 10 days in any 12-month period (excluding vacation, sick leave and other leave or due to disability).

Under the Smith Employment Agreement, “Good Reason” generally includes any of the following occurring without Mr. Smith’s consent: (i) material diminution in his duties, responsibilities, authority, or reporting relationships; (ii) a geographic relocation by greater than 50 miles; and (iii) a reduction in his base salary or target annual bonus (other than a reduction of 10% or less affecting at least 90% of similarly situated employees), in each case, subject to customary notice and cure rights.

Ann Thorn

Ms. Thorn’s offer letter provides for continued payment of her base salary for a 12-month period following a termination of her employment by the Company without “Cause” (as defined below). The severance payments are subject to execution and non-revocation by Ms. Thorn of a general release of claims in favor of the Company. For purposes of Ms. Thorn’s offer letter, “Cause” has the meaning provided to such term under the LTIP, as described under “—LTIP Awards” below.

LTIP Awards

As described under “Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—2016 Long-Term Incentive Plan,” the LTIP award agreements provide for full vesting of all outstanding pool units upon the occurrence of a Monetization Event that results in amounts being credited to the incentive pool under the LTIP; however, upon the consummation of this offering, all outstanding pool units will be fully vested. Under the LTIP award agreements, a termination for “Cause” (as defined below) will result in forfeiture of all pool units (whether or not vested). Additionally, any other termination of employment that occurs following the eighth anniversary (or, for Mr. Smith, the fifth anniversary) of the consummation of this offering will result in the forfeiture of all pool units held by the NEO.

For purposes of the LTIP awards, “Cause” generally means (i) a material breach of any agreement with the Company; (ii) intentional misconduct as an officer or employee or a material violation of our material written policies or written directions of our board of directors or other person to whom the NEO reports; (iii) a material breach of any fiduciary duty owed to us or our affiliates; (iv) conviction of, or plea of guilty or no contest with respect to, any felony, any crime involving embezzlement, dishonesty, moral turpitude or intentional and actual fraud or driving under the influence; (v) use of, or addiction to, illegal drugs or substances; and (vi) an unexplained absence from work for more than 10 days in any 12-month period (excluding vacation, sick leave and other leave or due to disability).

Das Incentive Award

As described under “Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—Sanjiv Das Long-Term Cash Incentive Award,” Mr. Das’s long-term cash incentive award opportunity will become fully vested upon the occurrence of a Fully Vesting Monetization Event; however, as described under “Compensation Discussion and Analysis—Actions Taken Since Fiscal Year End” above, under the terms of Mr. Das’s letter agreement, the Das Incentive Award will be fully vested upon the consummation of this offering. Notwithstanding the foregoing, in the event Mr. Das’s employment with us is terminated by us for Cause (as defined above under “ —Employment Agreements and Offer Letters—Sanjiv Das”), Mr. Das will forfeit in its entirety any future payments under the Das Incentive Award.

Quantification of Potential Payments

The table below sets forth the aggregate amounts that would have been payable to each NEO under the Das Employment Agreement, Smith Employment Agreement and offer letters, as described above, assuming the applicable termination event occurred on December 31, 2019. The LTIP awards and Das Incentive Award do not provide for payments or accelerated vesting upon any termination of the NEO’s employment.

Name	Termination without Cause ($)	Resignation for Good Reason ($)	Death; Disability; Termination for Cause ($)
Sanjiv Das	$12,500,000	$12,500,000	—
William Dellal	—	—	—
Vasif T. Imtiazi	—	—	—
Bernard R. Smith	$400,000	$400,000	—
Ann Thorn	$450,000	—	—

2020 Stock Incentive Plan

In advance of the offering, we expect to adopt the Caliber Home Loans, Inc. 2020 Stock Incentive Plan, or the 2020 Plan. The purpose of the 2020 Plan is to promote and closely align the interests of our employees, officers, non-employee directors and other service providers and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2020 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Company through incentives that are consistent with the Company’s goals and that link the personal interests of participants to those of the Company’s stockholders. The 2020 Plan will allow for the grant of stock options, both incentive stock options and “nonqualified” stock options; stock appreciation rights, or SARs, alone or in conjunction with other awards; restricted stock and restricted stock units, or RSUs; and incentive bonuses, which may be paid in cash or stock or a combination thereof. We refer to these collectively as Awards.

The following description of the 2020 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2020 Plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2020 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the 2020 Plan.

Administration

The 2020 Plan will be administered by our compensation committee, or such other committee designated by our board of directors to administer the plan, which we refer to herein as the Administrator. The Administrator will have broad authority, subject to the provisions of the 2020 Plan, to administer and interpret the 2020 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2020 Plan

The maximum number of shares that may be issued under the 2020 Plan will not exceed the sum of (a) 2,300,000 shares of common stock and (b) an annual increase on the first day of each year beginning in 2022 and ending in 2030 equal to 4% of the shares of common stock outstanding (on an as converted basis) on December 31 of the immediately preceding calendar year, subject to certain adjustments in the event of a change in the Company’s capitalization. Shares of common stock issued under the 2020 Plan may be either authorized and unissued shares or previously issued shares acquired by the Company. On termination or expiration of an Award under the 2020 Plan, in whole or in part, the number of shares of common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Company will again become available for grant under the 2020 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of an Award will again become available for grant under the 2020 Plan.

Limits on Non-Employee Director Compensation

Under the 2020 Plan, the aggregate dollar value of all cash and equity-based compensation (whether granted under the Plan or otherwise) to our non-employee directors for services in such capacity shall not exceed $400,000 during any calendar year. However, during the calendar year in which a non-employee director first joins our board of directors or is designated as Chairman or Lead Director, such aggregate limit shall instead be $800,000.

Stock Options

All stock options granted under the 2020 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a nonqualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2020 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in the Company’s capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and at any time when the exercise price of a previously awarded option is above the fair market value of a share of common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights

SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in common stock, cash, restricted stock or a combination thereof, at the Administrator’s discretion.

Restricted Stock and RSUs

Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses

Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Performance Criteria

The Administrator may specify certain performance criteria which must be satisfied before stock options, SARs, restricted stock, RSUs and incentive bonuses will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Change in Control

Unless otherwise provided in an award or other agreement, upon a termination of a participant’s employment by us without cause within 12 months following a change in control of us: (a) all stock options and SARs will become fully exercisable, (b) awards subject to performance criteria will accelerate based on target level achievement or actual performance, as determined by the Administrator, and (c) restricted stock and RSUs that are not subject to performance criteria will become fully vested.

Amendment and Termination

Our board of directors has the right to amend, alter, suspend or terminate the 2020 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2020 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2020 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2020 Plan is expected to be adopted by our board of directors and the Company’s sole stockholder in connection with this offering and will automatically terminate, unless earlier terminated by our board of directors, ten years after such approval by our board of directors.

DIRECTOR COMPENSATION

Pursuant to the terms of agreements with each of our independent directors, which includes each of our directors other than those who are employed by the Company, Lone Star or, its related party, Hudson Advisors, during the 2019 Fiscal Year, we provided cash payments to each of our independent directors on a quarterly basis in arrears based on the following annual retainers: (i) for Mr. Jones, $150,000, (ii) for Mr. Hensarling, $125,000, and (iii) for Messrs. Herbert and Perreault, $75,000. We also reimburse our independent directors for reasonable and necessary business expenses incurred in their capacity as directors. Members of our board of directors who are employed by Lone Star or, its related party, Hudson Advisors do not receive compensation from us for their service on our board of directors.

Additionally, on December 15, 2016, Mr. Jones was granted 8,000 pool units under the LTIP described above under “Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—2016 Long-Term Incentive Plan.” Upon the consummation of this offering, these pool units will be fully vested, and Mr. Jones may receive future payments in respect of his pool units in the event that a Monetization Event occurs while he continues providing services or on or prior to the fifth anniversary of the consummation of this offering. Under the terms of our agreement with Mr. Hensarling, he is also eligible to participate in the LTIP; however, we expect to grant a restricted stock unit award under the 2020 Plan with a value of approximately $125,000 in lieu of an award under the LTIP in connection with the offering. We also expect to grant a similar restricted stock unit award with a value of $125,000 to Mr. Herbert in connection with this offering.

The table below sets forth the compensation paid to our non-employee directors for the 2019 Fiscal Year.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Richard “Chip” Cammerer, Jr.	—	—
Michael Droege	—	—
Thomas (Jeb) Hensarling (1)	$57,292	$57,292
John Herbert	$75,000	$75,000
George Jones	$150,000	$150,000
Chris Meyer	—	—
Fernand Perreault (1)	$18,750	$18,750
Matthew Walters	—	—

(1)	Mr. Perreault resigned from our board of directors on April 1, 2019. On July 16, 2019, Mr. Hensarling was elected to our board of directors to fill this vacancy.

Following this offering, we expect to adopt a director compensation program pursuant to which we expect to pay the following amounts to each our independent directors for his or her services on our board of directors:

•	$80,000 annual cash retainer;

•	$30,000, $25,000 and $15,000 additional annual cash fee for service as the chair of the audit, compensation or nominating and corporate governance committees, respectively;

•	$15,000, $12,500 and $7,500 additional annual cash fee for service on the audit, compensation or nominating and corporate governance committees, respectively; and

•	annual equity award of restricted stock units with a grant value of approximately $100,000 that vests in full after a one-year period.

In addition to the foregoing, we expect that our director compensation program will provide each director with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of our board of directors and its committees.

PRINCIPAL AND SELLING STOCKHOLDER

The following table presents information concerning the beneficial ownership of the shares of our common stock as of the date of this prospectus by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock,

•	the selling stockholder,

•	each of our directors and named executive officers, and

•	all of our directors and executive officers as a group.

The table also contains information about beneficial ownership, as adjusted, to reflect the sale of common stock in this offering assuming 119,172,000 shares of common stock outstanding.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o Caliber Home Loans, Inc., 1525 S Belt Line Rd., Coppell, TX 75019.

The selling stockholder may be deemed an underwriter in connection with this offering.

	Shares of common stock beneficially owned prior to this offering		Number of Shares Being Sold in this Offering	Shares of common stock beneficially owned after this offering assuming no exercise of underwriters’ option				Shares of common stock beneficially owned after this offering assuming full exercise of underwriters’ option
Name of Beneficial Owner	Shares of common stock	Percentage of Total Outstanding Common Stock (%)		Shares of common stock		Percentage of Total Outstanding Common Stock (%)		Shares of common stock		Percentage of Total Outstanding Common Stock (%)
5% Stockholder and Selling Stockholder
LSF Pickens Holdings, LLC(1)	119,172,000	100%	23,000,000	96,172,000	(2)	80.7	%(2)	92,722,000	(3)	77.8	%(3)
Named Executive Officers and Directors
Sanjiv Das	—	—	—	—		—		—		—
William Dellal	—	—	—	—		—		—		—
Chris Meyer	—	—	—	—		—		—		—
Chip Cammerer	—	—	—	—		—		—		—
Michael Droege	—	—	—	—		—		—		—
Thomas Hensarling	—	—	—	—		—		—		—
John Herbert	—	—	—	—		—		—		—
George Foster Jones, Jr.	—	—	—	—		—		—		—
Matthew Walters	—	—	—	—		—		—		—
Rafael A. Colorado	—	—	—	—		—		—		—
All directors and executive officers as a group (14 persons)	—	—	—	—		—		—		—

(1)

LSF Pickens will directly own 100% of our common stock prior to this offering. LSF Pickens is a Delaware limited liability company and is controlled by its managing member LSF6 Pickens Super Holdings, LLC, a Delaware limited liability company, which is controlled by its managing member LSF6 Servicer Holdings, L.P., a Delaware limited partnership, which is controlled by its general partner LSF6 Mercury GenPar, LLC, a Delaware limited liability company, which is controlled by its sole member Lone Star Fund VI (U.S.), L.P. a Delaware limited partnership, which is controlled by its general partner, Lone Star Partners VI, L.P., a Bermuda exempted limited partnership, which is controlled by its general partner Lone Star Management Co. VI, Ltd., a Bermuda exempted limited company, which is controlled by its sole owner (shareholder) John P. Grayken. The address for such persons is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204.

(2)

Assuming completion of the concurrent offering of the Mandatory Convertible Preferred Stock and the application of the proceeds therefrom to repurchase shares of common stock from the selling stockholder at a price per share of common stock equal to the initial public offering price per share in this offering less a discount percentage equal to the underwriting discount percentage paid to the underwriters in the concurrent offering (which we estimate to be $14.475 based on the midpoint of the estimated public offering price range set forth on the cover page to this prospectus) the selling stockholder would beneficially own 89,505,333 shares of common stock, or 79.6% of the total outstanding shares of common stock (or 88,505,333 shares and 79.4%, respectively if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

(3)

Assuming completion of the concurrent offering of the Mandatory Convertible Preferred Stock and the application of the proceeds therefrom to repurchase shares of common stock from the selling stockholder at a price per share of common stock equal to the initial public offering price per share in this offering less a discount percentage equal to the underwriting discount percentage paid to the underwriters in the concurrent offering (which we estimate to be $14.475 based on the midpoint of the estimated public offering price range set forth on the cover page to this prospectus) the selling stockholder would beneficially own 86,055,333 shares of common stock, or 76.5% of the total outstanding shares of common stock (or 85,055,333 shares and 76.3%, respectively if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Lone Star

Lone Star currently owns all of our outstanding equity interests. Upon completion of this offering, Lone Star will own 80.7% of our outstanding common stock (or 77.8% if the underwriters exercise in full their option to purchase additional shares). See “Dilution” for additional information regarding the impact of the Concurrent Offering on the ownership of our common stock by Lone Star following the completion of this offering.

For as long as Lone Star and its affiliates continue to beneficially own shares of common stock representing more than a majority of the voting power of our common stock, they will be able to direct the election of all of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, Lone Star will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them. See “Risk Factors.”

Lone Star is not subject to any contractual obligations to retain its controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the representatives. Except for this period, there can be no assurance as to the period of time during which Lone Star will maintain its beneficial ownership of our common stock following this offering. See “Risk Factors.” Following this period, Lone Star will have rights to cause us to register its shares as described under “ —Registration Rights Agreement” below.

On September 30, 2020, we paid a dividend of $150 million in cash to Lone Star and on October 20, 2020, we paid an additional dividend of $150 million in cash to Lone Star.

Transactions with Lone Star

From time to time, we have entered into various transactions and agreements with Lone Star. To the extent we continue to enter into transactions with Lone Star after the consummation of this offering, such transactions will be evaluated in accordance with our Related Person Transaction Policy (see “—Review and Approval of Related Party Transactions”).

Sales of Mortgage Loans to Lone Star and Servicing of Loans Securitized by Lone Star Under the COLT Securitizations Program

Certain mortgage loans originated by us that generally do not meet the requirements of agency, government or private label non-agency prime jumbo guidelines are sold by us to Lone Star. During the years ended December 31, 2019, 2018 and 2017 and for the six months ended June 30, 2020, we sold originated non-agency mortgage loans with an unpaid principal balance of $1.5 billion, $1.5 billion, $1.1 billion and $0.4 billion, respectively, to Lone Star, resulting in a gain of $31.0 million, $27.2 million, $21.3 million and $10.4 million for the years ended December 31, 2019, 2018 and 2017 and the six months ended June 30, 2020, respectively, which is included in gain on sale, net on our combined statements of operations and comprehensive income. The agreements with Lone Star pursuant to which we sold these mortgage loans contain standard remedies for Lone Star in the event that a loan defaults or pre-pays in full within a set period (generally 3-6 months) following the sale of such mortgage loan to Lone Star. During the years ended December 31, 2019, 2018 and 2017 and for the six months ended June 30, 2020, these provisions have resulted in our repurchase of approximately $7.9 million, $0, $1.7 million and $3.8 million, respectively, and our refunding of premiums or a portion of the purchase price of approximately $2.2 million, $1.7 million, $1.6 million, and $1.0 million, respectively. We retained the MSRs on the mortgage loans we sold to Lone Star prior to March 5, 2019.

Lone Star subsequently securitizes the loans it purchases from us and other unaffiliated third parties under Lone Star’s COLT securitization program, or the COLT Securitizations, and we currently serve as the servicer and anticipate continuing as servicer for certain of the loans that Lone Star has securitized under the COLT Securitizations. We service such loans pursuant to servicing agreements with the COLT Securitization transaction parties, including, Lone Star, which servicing agreement contain customary terms and provisions, including representations and warranties, covenants and indemnities among the parties.

In performing the servicing functions for loans that have been securitized under the COLT Securitizations, we earn servicing-related fees. We earned approximately $7.3 million, $7.3 million, $4.3 million and $2.3 million in servicing-related fees related to the COLT Securitizations during the years ended December 31, 2019, 2018 and 2017 and for the six months ended June 30, 2020, respectively.

Servicing Lone Star Loans That Have Been Securitized Under the VOLT Securitization Program

In addition to mortgage loans that it securitizes under the COLT Securitizations, Lone Star securitizes certain mortgage loans under its VOLT securitization program, or the VOLT Securitizations. The VOLT Securitizations are comprised of reperforming mortgage loans, or RPLs, non-performing mortgage loans, or NPLs, and real estate owned properties, or REOs, that Lone Star has acquired from third-party originators other than us. We provide customary servicing for certain of the loans that have been securitized under the VOLT Securitizations pursuant to servicing agreements with the VOLT Securitization transaction parties, including, Lone Star, which contain customary terms and provisions, including representations and warranties, covenants and indemnities among the parties.

In performing the servicing functions for loans securitized under the VOLT Securitizations, we earn servicing-related fees and collect incentive fees for other loss mitigation activities related to servicing of RPLs and NPLs. We earned approximately $49.4 million, $76.2 million, $100.0 million and $15.1 million in servicing-related fees from Lone Star during the years ended December 31, 2019, 2018 and 2017 and for the six months ended June 30, 2020, respectively, with respect to the VOLT Securitizations.

In addition to receiving servicing-related fees, we are required under the servicing agreements with respect to both the COLT Securitizations and the VOLT Securitizations, in certain circumstances, to advance funds to, among other things, to pay property taxes, insurance premiums, legal expenses and other protective advances during any period in which a borrower is not making payments. In addition, with respect to the COLT Securitizations, we are generally required under the servicing agreements to advance funds to meet contractual principal and interest remittance requirements for investors. When an advance is made, we are generally permitted to withdraw the outstanding advance amount from the general collection account amounts available for the related particular securitization and, in some instances, may be reimbursed by Lone Star for outstanding advances in excess of such general collection account amounts. At December 31, 2019, 2018 and 2017 and June 30, 2020, we had outstanding advances to the Lone Star securitizations of $2.0 million, $3.5 million, $13.3 million and $1.1 million, respectively. Reimbursements for advances made on loans in such securitizations are generally recovered from the related general collection account amounts within one to two days.

We also incur costs associated with due diligence performed on behalf of Lone Star. At December 31, 2019, 2018 and 2017 and June 30, 2020, we had receivables of $0.5 million, $0.4 million, $0.8 million and $0.2 million, respectively, for due diligence costs incurred on behalf of Lone Star.

Certain Lone Star entities own all intellectual property and other rights with respect to the VOLT, COLT and associated names and anticipates continuing to issue securitizations under both the COLT and VOLT monikers following this offering. We have no intellectual property or other rights with respect to the VOLT, COLT and associated names.

Ancillary Services Agreement

In 2018, we entered into an asset sale transaction with Hudson Homes Management LLC, or HHM, a subsidiary of Hudson, for the sale of certain assets and liabilities of our subsidiary entity, Caliber Real Estate Services, LLC. Following HHM’s acquisition, HHM and Lone Star entered into one or more service agreements with us, which we refer to as the HHM Servicing Agreements, to assist HHM in reporting and remittance requirements for the Lone Star securitizations and to provide HHM with certain administrative services. During the years ended December 31, 2019, 2018 and 2017 and for the six months ended June 30, 2020, we had earned approximately $0.7 million, $0.3 million, $0 and $0.4 million, respectively, for such services on behalf of HHM.

Other Servicing Related Agreements

In addition to the servicing agreements entered into for the COLT and VOLT securitizations, we have entered into a series of agreements with Lone Star, which we refer to as the Ancillary Servicing Agreements, pursuant to which we have agreed to follow certain servicing guidelines provided by Lone Star with respect to loans owned by Lone Star (as such guidelines may be updated by Lone Star from time to time), provide reporting and analysis on Lone Star assets and agree to certain servicing protocols in connection with acquisitions by Lone Star for which we act as servicer. There is no independent fee for these services, and we are compensated for these services through the servicing fee paid pursuant to the COLT and VOLT servicing mortgage loans agreements. In connection with this offering, we entered into one or more servicing and oversight agreements with Lone Star to govern the services previously provided under the HHM Servicing Agreements and the Ancillary Servicing Agreements.

Asset Advisory Agreement

LSF6 Mid-Servicer Holdings, LLC, or LSF6 Mid-Servicer, the indirect owner of Caliber prior to the restructuring transaction described under “Prospectus Summary—Reorganization,” and Hudson, or the Manager, a related party of Lone Star, are parties to an amended and restated Asset Advisory Agreement pursuant to which the Manager provides certain asset management services with respect to LSF6 Mid-Servicer, its subsidiaries (including Caliber), and certain of their respective assets, including: (i) communicating and coordinating with any personnel or other service providers hired by LSF6 Mid-Servicer or its subsidiaries, including Caliber, with respect to such assets; (ii) assisting and advising LSF6 Mid-Servicer in the pursuit of long-term plan of Caliber developed and adopted by LSF6 Mid-Servicer with respect to such assets; (iii) subject to the availability of sufficient funds, implementing the long-term plan and managing such assets in accordance with the long-term plan; (iv) taking any actions as it deems necessary or appropriate to protect the interests of LSF6 Mid-Servicer with respect to such assets in response to certain emergency situations; and (v) obtaining and maintaining on behalf of LSF6 Mid-Servicer all licenses, permits and other approvals required with respect to such assets. Pursuant to the Asset Advisory Agreement, in consideration of the performance of such services, LSF6 Mid-Servicer pays the Manager an arm’s length fee calculated using actual time incurred multiplied by the hourly billing rates of the individuals performing such services, plus a ten percent margin. In addition, all reasonable out-of-pocket third party costs and expenses incurred by the Manager in performance of such services will be paid by LSF6 Mid-Servicer. The Asset Advisory Agreement is terminable by LSF6 Mid-Servicer, the Manager or Lone Star upon 30 days’ notice from one party to the others.

We expect to terminate the Asset Advisory Agreement in connection with the consummation of the offering.

Common Stock Share Repurchase

We intend to use the estimated proceeds from the concurrent offering of $96.5 million (or $111.0 million if the underwriters in the concurrent offering exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting only underwriting discounts, to repurchase shares of our common stock from the selling stockholder in a private transaction at a price per share equal to the initial public offering price per share in this offering less a discount percentage equal to the underwriting discount percentage paid to the underwriters in the concurrent offering (which we estimate to be $14.475 based on the midpoint of the estimated public offering price range set forth on the cover page to this prospectus). See “Use of Proceeds” and “Mandatory Convertible Preferred Stock Offering.”

Registration Rights Agreement

We will enter into a registration rights agreement with Lone Star in connection with the consummation of this offering. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star. We expect that 89,505,333 shares of our common stock will be entitled to these registration rights following completion of this offering and the concurrent offering (or 85,055,333 shares if the underwriters exercise in full their option to purchase additional shares in this offering and the concurrent offering). However, the underwriting agreement and lock-up agreements prohibit us from a filing any registration statement for the resale of shares of common stock held by Lone Star for a period of 180 days after the date of this prospectus without the prior consent of the representatives. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets, subject to the lock-up agreements described in the section entitled “Underwriting.” See “Shares Eligible for Future Sale—Registration Rights Agreement.”

Limitations on Liability and Indemnification of Directors and Officers

Our directors and officers will not be personally liable for our debts, obligations or liabilities, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a director or an officer of us. In addition, we have indemnified each of our directors and officers against all claims, liabilities and expenses arising out of management of our affairs or any act or omission made as a director or officer, subject to certain limitations.

Executive Officer and Director Indemnification Agreements

Our amended and restated bylaws permit us to indemnify our executive officers and directors to the fullest extent permitted by law, subject to limited exceptions. We will enter into indemnification agreements with each of our executive officers and directors prior to the consummation of this offering that will provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Review and Approval of Related Party Transactions

We will implement a written policy in connection with this offering pursuant to which the audit committee will review and approve transactions with our directors, officers and holders of more than 5% of our voting securities and their affiliates. The policy will also provide for the standing pre-approval of certain related party transactions, such as the employment compensation of executive officers, director compensation and certain charitable contributions, as well as ordinary course business relationships, including loan origination, sale and servicing relationships, between the Company and greater than 5% beneficial owners of our common stock that are not natural persons (including but not limited to Lone Star) made in the ordinary course of business and on terms no less favorable to the Company (including pricing), in the aggregate, as those prevailing at the time for comparable transactions with non-affiliated persons. Prior to approving any transaction with a related party, the audit committee will consider the material facts as to the related party’s relationship with us or interest in the transaction. Related party transactions will not be approved unless the audit committee has approved of the transaction. We did not have a formal review and approval policy for related party transactions at the time of any transaction described above.

MANDATORY CONVERTIBLE PREFERRED STOCK OFFERING

Concurrently with this offering, we are offering, by means of a separate prospectus, 2,000,000 shares of     % Series A Mandatory Convertible Preferred Stock (and up to an additional 300,000 shares of the Mandatory Convertible Preferred Stock that the underwriters in the concurrent offering have the option to purchase from us, exercisable within 30 days from the date of the prospectus for the concurrent offering). We estimate that the net proceeds to us from the sale of shares of the Mandatory Convertible Preferred Stock in the concurrent offering, if completed, will be approximately $95.2 million (or approximately $109.7 million if the underwriters in the concurrent offering exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting estimated expenses and underwriting discounts. We intend to use the estimated proceeds from the concurrent offering of $96.5 million (or $111.0 million if the underwriters in the concurrent offering exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting only underwriting discounts, to repurchase shares of our common stock from the selling stockholder in a private transaction. The closing of this offering is not conditioned upon the closing of the concurrent offering, but the closing of the concurrent offering is conditioned upon the closing of this offering, and there can be no assurance that the concurrent offering will be completed on the terms described herein or at all.

The following description of certain terms of the Mandatory Convertible Preferred Stock is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designations establishing the terms of the Mandatory Convertible Preferred Stock, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part and which may be obtained as described under “Where You Can Find More Information.” In addition, a description of the Mandatory Convertible Preferred Stock is set forth in the prospectus related to the concurrent offering of the Mandatory Convertible Preferred Stock.

Conversion

Unless converted earlier as described below, each share of the Mandatory Convertible Preferred Stock will automatically convert on the mandatory conversion date, which is expected to be November 1, 2023, into a number of shares of our common stock equal to the conversion rate described below.

The conversion rate, which is the number of shares of our common stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock on the mandatory conversion date (excluding any shares of our common stock issued in respect of accrued and unpaid dividends, as described below), will be as follows:

•

if the Applicable Market Value (as defined below) of our common stock is greater than $        , or the Threshold Appreciation Price, then the conversion rate will be              shares of our common stock per share of the Mandatory Convertible Preferred Stock, or the minimum conversion rate, which is approximately equal to $50.00 divided by the Threshold Appreciation Price;

•

if the Applicable Market Value of our common stock is less than or equal to the Threshold Appreciation Price but equal to or greater than $        , or the Initial Price, then the Conversion Rate will be equal to $50.00 divided by the Applicable Market Value of our common stock, rounded to the nearest ten-thousandth of a share; or

•

if the Applicable Market Value of our common stock is less than the Initial Price, then the Conversion Rate will be              shares of our common stock per share of the Mandatory Convertible Preferred Stock, or the maximum conversion rate.

For the avoidance of doubt, the conversion rate per share of the Mandatory Convertible Preferred Stock will in no event exceed the maximum conversion rate described above, subject to anti-dilution adjustments described in the certificate of designations setting forth the terms of the Mandatory Convertible Preferred Stock.

The Threshold Appreciation Price is calculated by dividing $50.00 by the minimum conversion rate, and represents approximately     % appreciation over the Initial Price. The Initial Price is calculated by dividing $50.00 by the maximum conversion rate and initially equals $        , which is the public offering price of common stock in this offering.

“Applicable Market Value” means the average VWAP per share of our common stock over the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding November 1, 2023, as determined pursuant to the certificate of designations.

“VWAP” per share of our common stock on any trading day means the per share volume-weighted average price as displayed on Bloomberg page “HOMS <EQUITY>AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such date (or, if such volume weighted average price is not available, the market value per share of our common stock on such day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose, which may include any of the underwriters for this offering or the concurrent offering). The average VWAP per share over a certain period means the arithmetic average of the VWAP per share for each trading day in the relevant period.

Accordingly, assuming that the market price of our common stock on the mandatory conversion date is the same as the Applicable Market Value, the aggregate market value of our common stock that holders of the Mandatory Convertible Preferred Stock will receive upon mandatory conversion of a share of Mandatory Convertible Preferred Stock (excluding any shares of our common stock such holders receive in respect of accrued and unpaid dividends) will be:

•	greater than the $50.00 liquidation preference of the share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is greater than the Threshold Appreciation Price;

•

equal to the $50.00 liquidation preference of the share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is less than or equal to the Threshold Appreciation Price and greater than or equal to the Initial Price; and

•	less than the $50.00 liquidation preference of the share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is less than the Initial Price.

At any time prior to November 1, 2023, holders may elect to convert each share of the Mandatory Convertible Preferred Stock into shares of our common stock at the minimum conversion rate described above. If holders elect to convert any shares of the Mandatory Convertible Preferred Stock during a specified period beginning on the effective date of a fundamental change, as described in the certificate of designations, such shares of the Mandatory Convertible Preferred Stock will be converted into shares of our common stock at a conversion rate including a make-whole amount based on the present value of future dividend payments.

Dividends and Priority

Dividends on the Mandatory Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by our board of directors, or an authorized committee thereof, at an annual rate of         % on the liquidation preference of $50.00 per share of Mandatory Convertible Preferred Stock. We may pay any declared dividend on the shares of Mandatory Convertible Preferred Stock (whether for a current dividend period or any prior dividend period, including in connection with the payment of declared and unpaid dividends), determined in our sole discretion (i) in cash, (ii) subject to certain limitations, by delivery of shares of our common stock or (iii) through any combination of cash and shares of our common stock. Dividend payments on the Mandatory Convertible Preferred Stock will be made on February 1, May 1, August 1 and November 1 of each year, commencing on February 1, 2021. If we elect to make any such payment of a declared dividend, or any portion thereof, in shares of our common stock, such shares will be valued for such purpose at 97% of the VWAP per share of our common stock over the five consecutive trading day period beginning on, and including, the seventh scheduled trading day prior to the applicable dividend payment date, subject to certain limitations described in the certificate of designations.

Our common stock will rank junior to the Mandatory Convertible Preferred Stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. This means that, unless accumulated and unpaid dividends have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods, no dividends may be declared or paid on our common stock, and no common stock may be purchased, redeemed or otherwise acquired for consideration by us, in each case, subject to certain exceptions. Likewise, in the event of our voluntary or involuntary liquidation, winding-up or dissolution, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the Mandatory Convertible Preferred Stock a liquidation preference equal to $50.00 per share plus accumulated and unpaid dividends.

Voting Rights

Except as specifically required by Delaware law or our amended and restated certificate of incorporation, and except as described below, the holders of Mandatory Convertible Preferred Stock will have no voting rights or powers.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the authorized number of directors on our board of directors will, at the next annual meeting of stockholders or at a special meeting of stockholders as provided below, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of Voting Preferred Stock (as defined below) then outstanding, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, to vote for the election of a total of two additional members of our board of directors, or the preferred stock directors; provided, however, that (a) the election of any such preferred stock directors will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and (b) the effectiveness of any such election shall be conditioned upon the prior notice to, or approval or consent of, any governmental authority required with respect to or under any requirement of law to which we are subject and provided, further, that our board of directors shall, at no time, include more than two preferred stock directors.

In the event of a nonpayment as described above, the holders of record of at least 25% of the shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock may request that a special meeting of stockholders be called to elect such preferred stock directors. However, if our next annual or a special meeting of stockholders is scheduled to be held within 90 days of the receipt of this request, the election of preferred stock directors, to the extent otherwise permitted by our amended and restated bylaws, will, instead, be included in the agenda for and will be held at such scheduled annual or special meeting of stockholders. The preferred stock directors will stand for reelection annually, and at each subsequent annual meeting of the stockholders, so long as the holders of the Mandatory Convertible Preferred Stock continue to have such voting powers.

At any meeting at which the holders of the Mandatory Convertible Preferred Stock are entitled to elect a preferred stock director, the holders of record of a majority in voting power of the then outstanding shares of the Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock, present in person or represented by proxy, will constitute a quorum and the vote of the holders of a majority in voting power of such shares of the Mandatory Convertible Preferred Stock and other Voting Preferred Stock so present or represented by proxy at any such meeting at which there shall be a quorum shall be sufficient to elect the preferred stock director(s).

As used in this section, Voting Preferred Stock means any other class or series of our preferred stock, other than the Mandatory Convertible Preferred Stock, ranking equally with the Mandatory Convertible Preferred Stock as to dividends and to the distribution of assets upon liquidation, dissolution or winding-up and upon which like voting powers for the election of directors have been conferred and are exercisable. Whether a plurality, majority or other portion in voting power of the Mandatory Convertible Preferred Stock and any other Voting Preferred Stock have been voted in favor of any matter shall be determined by reference to the respective liquidation preference amounts of the Mandatory Convertible Preferred Stock and such other Voting Preferred Stock voted.

If and when all accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been paid in full, or declared and a sum or number of shares of our common stock sufficient for such payment shall have been set aside for the benefit of the holders thereof on the applicable record date, thereby remedying the nonpayment, the holders of the Mandatory Convertible Preferred Stock shall immediately and, without any further action by us, be divested of the foregoing voting powers, subject to the revesting of such powers in the event of each subsequent nonpayment. If such voting powers for the holders of the Mandatory Convertible Preferred Stock and all other holders of Voting Preferred Stock have terminated, each preferred stock director then in office shall automatically be disqualified as a director and shall no longer be a director and the term of office of each such preferred stock director so elected will terminate at such time and the authorized number of directors on our board of directors shall automatically decrease by two.

Any preferred stock director may be removed at any time, with or without cause, by the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting powers described above. In the event that a nonpayment described above shall have occurred and it has not been remedied as required, any vacancy in the office of a preferred stock director (other than prior to the initial election thereof after a nonpayment) may be filled by the written consent of the preferred stock director remaining in office, except in the event that such vacancy is created as a result of such preferred stock director being removed, or if no preferred stock director remains in office, by a vote of the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting powers described above; provided, however, that (a) the election of any preferred stock director will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors and (b) the effectiveness of any such election shall be conditioned upon the prior notice to, or approval or consent of, any governmental authority required with respect to or under any requirement of law to which we are subject. Each preferred stock director will be entitled to one vote per director on any matter that comes before our board of directors for a vote.

The Mandatory Convertible Preferred Stock will have certain other voting powers with respect to certain amendments to our amended and restated certificate of incorporation or the certificate of designations establishing the terms of the Mandatory Convertible Preferred Stock or certain other transactions as described in the certificate of designations.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, each as currently in effect. This summary does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the consummation of this offering, our authorized capital stock will consist of 485,000,000 shares of common stock, $0.0001 par value per share, and 15,000,000 shares of “blank check” preferred stock, $0.0001 par value per share (including the shares of     % Series A Mandatory Convertible Preferred Stock).

Common Stock

Our amended and restated certificate of incorporation authorizes the issuance of up to 485,000,000 shares of common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable, and the shares of common stock to be issued in connection with this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 15,000,000 shares of preferred stock. Our board of directors is able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.

Mandatory Convertible Preferred Stock

Assuming completion of the concurrent offering, we will also have outstanding 2,000,000 shares of     % Series A Mandatory Convertible Preferred Stock (or 2,300,000 shares if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full), which will be convertible into up to 6,666,667 shares of our common stock (or up to 7,666,667 shares of common stock if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full), in each case, assuming mandatory conversion based on an applicable market value of our common stock equal to the assumed initial public offering price of $15.00 per share of our common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), subject to anti-dilution, make-whole and other adjustments or any shares of our common stock that may be issued in payment of a dividend, fundamental change dividend make-whole amount or accumulated dividend amount. See “Mandatory Convertible Preferred Stock Offering.”

Limitations on Directors’ Liability

Our governing documents limit the liability of, and require us to indemnify, our directors to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of fiduciary duty. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the settlement costs and damage awards against directors and officers pursuant to these indemnification provisions.

We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We also intend to enter into indemnification agreements with our directors and executive officers.

Exclusive Forum Clause

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the DGCL (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (v) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to such court having personal jurisdiction over the indispensable parties named as defendants. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See “Risk Factors—Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Delaware Takeover Statute

Under our amended and restated certificate of incorporation, we have opted out of the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with a stockholder who owns 15% or more of our outstanding voting stock, or an Interested Stockholder, an affiliate of an Interested Stockholder or an associate of an Interested Stockholder, in each case for three years following the date that the stockholder became an Interested Stockholder. Although we have opted out of Section 203, our amended and restated certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, will not apply to any business combination between Lone Star, or any person that acquires (other than in connection with a registered public offering) our voting stock from Lone Star, or any of its affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act and who is designated in writing by Lone Star, as a “Lone Star Transferee,” on the one hand, and us, on the other.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Advance Notification and Other Requirements for the Conduct of Stockholder Meetings

Our amended and restated bylaws provides that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer with the concurrence of a majority of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws allow the presiding officer at a meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Supermajority Voting for Amendments to Our Governing Documents

Prior to the date on which Lone Star ceases to beneficially own a majority of the voting power of the stock outstanding, the affirmative vote of at least a majority of the voting power of all shares of our stock then outstanding shall be required to approve any amendment to our amended and restated certificate of incorporation. On and after the date on which Lone Star ceases to beneficially own a majority of the voting power of the stock outstanding, any amendment to our amended and restated certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding. Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to adopt, amend or repeal our bylaws and that our stockholders may amend our bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our amended and restated certificate of incorporation does provide for cumulative voting.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors shall initially serve until the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; Class II directors shall initially serve until the second annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; and Class III directors shall initially serve until the third annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation. Commencing with the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term. Notwithstanding the foregoing, any directors that may be elected by the holders of the Mandatory Convertible Preferred Stock will serve one-year terms. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation provides that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors, but must consist of not less than one person nor more than 15 persons.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws provide that (i) prior to the date on which Lone Star ceases to beneficially own a majority of the voting power of the stock outstanding, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date Lone Star ceases to beneficially own a majority of the voting power of the stock outstanding, directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholder action by written consent after the date on which Lone Star ceases to beneficially own a majority of the voting power of the stock outstanding.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors for monetary damages for actions taken as a director. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for certain liabilities.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit our company and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the applicable stock exchange listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Corporate Opportunities and Transactions with Lone Star

In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star, its related parties and affiliated investment funds, which we refer to as the Lone Star entities, may serve as our directors or officers, and that the Lone Star entities may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Lone Star entities. Specifically, none of the Lone Star entities or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of the Lone Star entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in the corporate opportunity, and no Lone Star entity will have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if one of our directors or officers who is also a principal, member, director, manager, partner, stockholder, officer, employee or other representative of any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Lone Star entity, we will not have any expectancy in the corporate opportunity unless the corporate opportunity is expressly offered to the person solely in his or her capacity as one of our directors or officers. See “Risk Factors.”

In recognition that we may engage in material business transactions with the Lone Star entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also principals, members, directors, managers, partners, stockholders, officers, employees or other representatives of any Lone Star entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•

the transaction was approved, after being made aware of the material facts of the relationship between each of us or one of our subsidiaries and the Lone Star entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, known as disinterested persons, or (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are disinterested persons;

•	the transaction was fair to us at the time we entered into the transaction; or

•

the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Lone Star entities and any holder who has a material financial interest in the transaction.

By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our amended and restated certificate of incorporation.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have applied to list our common stock on the NYSE under the symbol “HOMS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Immediately following the consummation of the offering, we will have an aggregate of 119,172,000 shares of common stock outstanding. Of the outstanding shares, the 23,000,000 shares sold in this offering (or 26,450,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below. The remaining outstanding shares of our common stock will be deemed restricted securities, as defined in Rule 144. We expect that Lone Star will be considered an affiliate of ours after this offering based on its expected share ownership and representation on our board of directors. Certain other of our stockholders may also be considered affiliates at that time.

Mandatory Convertible Preferred Stock

Assuming completion of the concurrent offering, we will also have outstanding 2,000,000 shares of     % Series A Mandatory Convertible Preferred Stock (or 2,300,000 shares if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full), which will be convertible into up to 6,666,667 shares of our common stock (or up to 7,666,667 shares of common stock if the underwriters in the concurrent offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full), in each case, assuming mandatory conversion based on an applicable market value of our common stock equal to the assumed initial public offering price of $15.00 per share of our common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), subject to anti-dilution, make-whole and other adjustments or any shares of our common stock that may be issued in payment of a dividend, fundamental change dividend make-whole amount or accumulated dividend amount. See “Mandatory Convertible Preferred Stock Offering.”

We cannot predict what effect, if any, sales of shares of our common stock from time to time or the availability of shares of our common stock for future sale may have on the market price of our common stock. Sales of substantial amounts of common stock including shares of common stock issued upon the conversion of the Mandatory Convertible Preferred Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of equity securities or otherwise. See “Risk Factors.”

Lock-Up Agreements

We, our officers and directors and the holder of all of our outstanding shares of common stock immediately prior to this offering will be subject to lock-up agreements with the underwriters that will restrict the sale of shares of our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions, as described in the section entitled “Underwriting.”

Sales of Restricted Securities

Other than the shares sold in this offering, all of the remaining shares of our common stock outstanding following the consummation of the offering will be available for sale, subject to the lock-up agreements described above, after the date of this prospectus in registered sales or pursuant to Rule 144 or another exemption from registration. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration, including under Rule 144 promulgated under the Securities Act, which is summarized below.

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock beneficially owned thereby for at least one year without regard to the volume limitations summarized below. However, such non-affiliate need only have beneficially owned such shares to be sold for at least six months if we have been subject to the reporting requirements of the Exchange Act for at least 90 days at the time of such sale and there is adequate current public information about us available. In either case, a non-affiliate may include the holding period of any prior owner other than an affiliate of ours.

Beginning 180 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our common stock then-outstanding, which will equal approximately 1,191,720 shares immediately after the consummation of this offering; and (ii) the average weekly trading volume in our common stock on the applicable stock exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

As a result of the provisions of Rule 144, additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limitations.

Additional Registration Statements

In addition, 2,300,000 shares of common stock may be granted under our stock incentive plan. See “Executive Compensation—2020 Stock Incentive Plan.” We intend to file one or more registration statements under the Securities Act after this offering to register up to 2,300,000 shares of our common stock issued or reserved for issuance under our 2020 Stock Incentive Plan and any future equity incentive plans. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any vesting restrictions and limitations on exercise under the applicable equity incentive plan, the lock-up agreements described in “Underwriting” and, with respect to affiliates, limitations under Rule 144.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with Lone Star. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star. Demand registration rights require that, subject to the terms of the registration rights agreement, Lone Star will have the right to require that we register its shares under the Securities Act for sale to the public. Piggyback registration rights allow Lone Star to include its shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these registration rights.

Immediately following consummation of this offering, all shares of our common stock held by Lone Star will be entitled to these registration rights. Shares registered with the SEC pursuant to these registration rights will be eligible for sale in the public markets upon effectiveness of the registration statement covering those shares. However, the underwriting agreement and lock-up agreements prohibit us from filing any registration statement for the resale of shares of common stock held by Lone Star for a period of 180 days after the date of this prospectus without the prior consent of the representatives. By exercising its registration rights and causing a large number of shares to be registered and sold in the public market, Lone Star could cause the price of the common stock to fall. In addition, any demand to include these shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Risk Factors.”

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of certain U.S. federal income tax considerations with respect to the purchase, ownership and disposition of our common stock applicable to Non-U.S. Holders (as defined below) who acquire shares of our common stock issued pursuant to this offering. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of U.S. federal tax laws other than income tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances. For example, it does not discuss the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	persons required to accelerate the recognition of any item of gross income with respect to our common stock as a result of such income being included in an applicable financial statement.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is for informational purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

If we make distributions of cash or other property on our common stock, those distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of such distributions exceed our current and accumulated earnings and profits, such excess will generally constitute a tax-free return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes the applicable withholding agent with documentation required to claim benefits under such tax treaty (generally, a valid IRS Form W-8BEN or W-8BEN-E or a suitable successor or substitute form)). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding U.S. federal withholding tax on distributions, including their eligibility for benefits under any applicable income tax treaties and the availability of a refund on any excess U.S. federal tax withheld.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will generally be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a suitable successor or substitute form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

However, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The foregoing discussion is subject to the discussion below under “Additional Withholding Tax on Payments Made to Foreign Accounts” and “Information Reporting and Backup Withholding.”

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and the Foreign Account Tax Compliance Act, or FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” on an “established securities market” (as such terms are defined by applicable Treasury Regulations), and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the 5-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are determined to be a USRPHC and the foregoing exception does not apply, the Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a U.S. person and the Non-U.S. Holder certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP, or other applicable IRS form, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Non-U.S. Holders should consult their tax advisers regarding the application of the information reporting and backup withholding rules to them.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury regulations promulgated thereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code and whether such institution or entity is the beneficial owner or an intermediary), unless those entities comply with certain requirements under the Code and applicable Treasury regulations, which requirements may be modified by an “intergovernmental agreement” entered into between the United States and an applicable foreign country. Future Treasury regulations or other official guidance may modify these requirements.

Pursuant to recently proposed regulations, the Treasury Department has indicated its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale or other disposition of certain financial instruments (which would include our stock). The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

Any applicable FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , among us, the selling stockholder and Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and Barclays Capital Inc., as representatives for the underwriters named in the table below, the selling stockholder has agreed to sell, and each underwriter has severally agreed to purchase, the following respective numbers of shares of common stock:

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Barclays Capital Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
UBS Securities LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Keefe, Bruyette & Woods, Inc.
Drexel Hamilton, LLC
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Tigress Financial Partners, LLC

Total	23,000,000

The underwriting agreement provides that the underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. Certain of the underwriters may offer and sell shares through one or more of their respective affiliates or selling agents.

The underwriters have an option to buy up to an additional 3,450,000 shares from the selling stockholder to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. The underwriters may exercise this option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discount to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,450,000 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We and the selling stockholder estimate that our share of the total expenses of the offering and the concurrent offering of Mandatory Convertible Preferred Stock, excluding underwriting discount, will be approximately $4.7 million and $1.3 million, respectively. In addition, we and the selling stockholder have agreed to reimburse the underwriters for certain of their expenses, including fees of counsel in connection with filing with FINRA, in an amount not to exceed $35,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of or hedge any of our shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and Barclays Capital Inc.

We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares on the NYSE under the symbol “HOMS.”

Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price was determined by negotiations among the selling stockholder and the representatives and will not necessarily reflect the market price of the shares of common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the mortgage banking industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the shares of common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Exchange, in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and the selling stockholder and to persons and entities with relationships with the issuer or the selling stockholder, for which they received or will receive customary fees and expenses. In addition, certain of the underwriters and their respective affiliates currently provide us, and may provide us in the future, with borrowing capacity under certain loan funding warehouse facilities, treasury services, and maintenance of certain escrow deposits; certain of the underwriters and their respective affiliates are also our to-be-announced trading partners.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each Underwriter has:

(a)

only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of FSMA does not apply to us or the selling stockholder; and

(b)	complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

This prospectus has not been reviewed or approved by any regulatory authorities in Hong Kong, including the Securities and Future Commissions and the Companies Registry of Hong Kong and neither had it been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed (in whole or in part) in Hong Kong or be used for any purpose in Hong Kong, and the shares may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares will be required, and is deemed by the acquisition of the shares, to confirm that he is aware of the restriction on offers of the shares described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares in circumstances that contravene any such restrictions. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law,

(5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for the underwriters by Mayer Brown LLP.

EXPERTS

The combined financial statements of the Caliber Home Loans, Inc. at December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the full information requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our stockholders annual reports containing our Audited Financial Statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year. Our website is located at www.caliberhomeloans.com. Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Caliber Home Loans, Inc.

Caliber Home Loans, Inc. and Subsidiaries

Combined Balance Sheets

(Dollars in Thousands)

	June 30, 2020	December 31, 2019
	(unaudited)
Assets
Cash and cash equivalents	$382,643	$90,739
Restricted cash	27,644	49,200
Servicing advances, net	90,508	119,630
Mortgage loans held for sale, at fair value	5,924,855	6,639,122
Mortgage servicing rights, at fair value	1,333,986	1,743,570
Property and equipment, net	67,572	67,352
Loans eligible for repurchase from GNMA	251,473	194,554
Prepaid expenses and other assets	668,521	374,947

Total assets	$8,747,202	$9,279,114

Liabilities and stockholder’s equity
Accounts payable and accrued expenses	$310,647	$234,038
Servicer advance facilities, net	34,473	46,060
Warehouse credit facilities, net	5,482,121	6,316,133
MSR financing facilities, net	851,118	1,071,224
Liability for loans eligible for repurchase from GNMA	251,473	194,554
Other liabilities	453,643	331,829

Total liabilities	7,383,475	8,193,838

Stockholder’s equity
Preferred stock – 15,000,000 shares authorized, no shares issued and outstanding, $0.0001 par value	—	—
Common stock – 485,000,000 shares authorized, 119,172,000 shares issued and outstanding, $0.0001 par value	12	12
Additional paid-in capital	659,495	656,341
Retained earnings	704,220	428,923
Other comprehensive income	—	—

Total stockholder’s equity	1,363,727	1,085,276

Total liabilities and stockholder’s equity	$8,747,202	$9,279,114

See accompanying notes.

Caliber Home Loans, Inc. and Subsidiaries

Unaudited Combined Statements of Operations and Comprehensive Income

(Dollars in Thousands, except per share amounts)

	Six Months Ended June 30,
	2020	2019
Revenues:
Gain on sale, net	$1,094,064	$411,041
Fee income	98,344	59,817
Servicing fees, net	255,511	246,186
Change in fair value of mortgage servicing rights	(320,108)	(295,242)
Other income	6,807	5,653

Total revenues	1,134,618	427,455

Operating expenses:
Compensation and benefits	586,846	355,743
Occupancy and equipment	23,609	23,980
General and administrative	156,601	107,442
Depreciation and amortization	15,200	16,699

Total operating expenses	782,256	503,864

Income (loss) from operations	352,362	(76,409)

Other income (expense):
Interest income	101,233	80,125
Interest expense	(87,932)	(82,489)

Other income (expense), net	13,301	(2,364)

Net income (loss) before taxes	365,663	(78,773)
Income tax benefit (expense)	(90,366)	19,391

Net income (loss)	275,297	(59,382)
Other comprehensive income	—	—

Comprehensive income (loss)	$275,297	$(59,382)

Earnings (loss) per share
Basic	$2.31	$(0.50)
Diluted	$2.31	$(0.50)

Pro forma earnings per share
Basic	$2.42
Diluted	$2.31

See accompanying notes.

Caliber Home Loans, Inc. and Subsidiaries

Unaudited Combined Statements of Changes in Stockholder’s Equity

(Dollars in Thousands)

	Preferred Stock	Common Stock	Additional Paid in Capital	Retained Earnings	Other Comprehensive Income	Total Stockholder’s Equity
Balance, December 31, 2018	$—	$12	$647,320	$407,296	$—	$1,054,628
Capital contributed	—	—	4,959	—	—	4,959
Net loss	—	—	—	(59,382)	—	(59,382)
Other comprehensive income	—	—	—	—	—	—

Balance, June 30, 2019	$—	$12	$652,279	$347,914	$—	$1,000,205

Balance, December 31, 2019	$—	$12	$656,341	$428,923	$—	$1,085,276
Capital contributed	—	—	3,154	—	—	3,154
Net income	—	—	—	275,297	—	275,297
Other comprehensive income	—	—	—	—	—	—

Balance, June 30, 2020	$—	$12	$659,495	$704,220	$—	$1,363,727

See accompanying notes.

Caliber Home Loans, Inc. and Subsidiaries

Unaudited Combined Statements of Cash Flows

(Dollars in Thousands)

	Six Months Ended June 30,
	2020	2019
Operating activities
Net income (loss)	$275,297	$(59,382)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	15,200	16,699
Amortization of debt issuance costs	3,779	4,104
Provision for servicing advance losses	5,059	7,542
Change in fair value of mortgage servicing rights	320,108	295,242
Reimbursement of MSR purchase premiums for loans that meet early payoff and early delinquency triggers	6,253	1,520
Mortgage loans originated or purchased, net of fees	(37,268,144)	(19,095,570)
Proceeds on sale of and payments of mortgage loans held for sale	38,615,796	18,018,494
Gain on sale, net	(1,094,064)	(411,041)
Sale of mortgage backed securities	—	27,026
Changes in operating assets and liabilities:
Servicing advances, net	20,718	31,335
Prepaid expenses and other assets	127,919	(133,924)
Accounts payable and accrued expenses	76,514	25,457
Other liabilities	151,034	91,909

Net cash provided by (used in) operating activities	1,255,469	(1,180,589)

Investing activities
Purchases of property and equipment, net of disposals	(15,398)	(4,526)
Sale of mortgage servicing rights and advances	103,586	249,536

Net cash provided by investing activities	88,188	245,010

Financing activities
Proceeds from borrowings	36,690,300	20,337,939
Repayments of borrowings	(37,759,385)	(19,394,838)
Debt issuance cost	(2,469)	(2,625)
Payment of contingent consideration	(1,755)	(1,136)

Net cash provided by (used in) financing activities	(1,073,309)	939,340

Net change in cash, cash equivalents, and restricted cash	270,348	3,761
Cash, cash equivalents, and restricted cash at beginning of period	139,939	145,348

Cash, cash equivalents, and restricted cash at end of period	$410,287	$149,109

See accompanying notes.

Caliber Home Loans, Inc. and Subsidiaries

Unaudited Combined Statements of Cash Flows (continued)

(Dollars in Thousands)

	Six Months Ended June 30,

	2020	2019
Supplemental disclosure
Cash paid for interest	$89,031	$76,895
Non-cash contribution of MSRs from affiliate, net of tax	$3,121	$4,959

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amount reported within the combined balance sheets (in thousands):

	June 30,

	2020	2019
Cash and cash equivalents	$382,643	$110,148
Restricted cash	27,644	38,961

Total cash, cash equivalents and restricted cash	$410,287	$149,109

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited)

June 30, 2020

1. Organization and Description of Business

Prior to the initial public offering, Caliber Home Loans, Inc. (Caliber, or the Company) was a wholly owned subsidiary of LSF6 Service Operations LLC (LSF6) which was a wholly owned subsidiary of LSF6 Mid-Servicer Holdings LLC (Mid-Servicer). Mid-Servicer was a wholly-owned subsidiary of LSF Pickens Holdings, LLC, an indirect subsidiary of Lone Star Funds. On October 19, 2020, prior to the initial public offering, Caliber, LSF6, Mid-Servicer and LSF Pickens Holdings entered into a restructuring transaction, whereby LSF6 distributed its equity in Caliber to Mid-Servicer and elected to be disregarded as an entity separate from Mid-Servicer for tax purposes. Mid-Servicer transferred its equity in LSF6 to LSF Pickens Holdings, which transferred all the equity interests of LSF6 to an affiliate Lone Star entity. LSF6 was removed from the Caliber structure and does not hold any assets related to Caliber’s business. Immediately after this reorganization, Mid-Servicer was merged into Caliber and Caliber became a direct subsidiary of LSF Pickens Holdings. Caliber accounted for this transaction in a manner similar to a pooling of interest whereby all the assets and liabilities and revenues and expenses of Mid-Servicer were combined with Caliber. As a part of this reorganization, Caliber’s existing shares of common stock were cancelled and 485,000,000 new shares of common stock with a par value of $0.0001 per share were authorized, of which 119,172,000 shares are issued and outstanding. LSF Pickens Holding owns 100% of the outstanding shares of common stock. Caliber’s existing preferred shares were also cancelled and 15,000,000 new shares of preferred stock with a par of $0.0001 were authorized; no preferred shares were issued and outstanding as part of the reorganization.

The combined financial statements represent the results of operations, financial position, cash flows and changes in equity of Caliber and Mid-Servicer combined, as if the transaction described above took place prior to January 1, 2017.

Unaudited Pro Forma Financial Information

The below unaudited pro forma balance sheet line items as of June 30, 2020 give pro forma effect to the following items:

•	Dividends declared and paid subsequent to the balance sheet date; and

•	Issuance of 2,000,000 shares of Series A Mandatory Convertible Preferred Stock and the use of the estimated net proceeds to purchase 6,666,667 shares of treasury stock.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

1. Organization and Description of Business (continued)

	Caliber Home Loans, Inc. As Reported	Dividend Adjustments (1)	Offering Adjustments		Caliber Home Loans, Inc. Pro Forma
	(Amounts in thousands, except shares)
Cash and cash equivalents	$382,643	$(300,000)	$—	(2)(3)	$82,643
Total assets	$8,747,202	$(300,000)	$—		$8,447,202
Stockholder’s equity
Preferred stock – 15,000,000 shares authorized, 2,000,000 shares issued and outstanding, $0.0001 par value	$—	$—	$—		$—
Common stock – 485,000,000 shares authorized, 119,172,000 shares issued, 112,505,333 outstanding, $0.0001 par value	12	—	—		12
Additional paid-in capital	659,495	—	96,500	(2)	755,995
Retained earnings	704,220	(300,000)			404,220
Treasury stock, at cost - 6,666,667 shares	—	—	(96,500	)(3)	(96,500)
Total stockholder’s equity	$1,363,727	$(300,000)	$—		$1,,063,727

(1)

On September 30, 2020, the Company paid a dividend of $150.0 million to its direct parent, LSF6 Service Operations. Upon receipt from Caliber, LSF6 Service Operations distributed the amount to its direct parent, LSF6 Mid-Servicer. Upon receipt of the amount from LSF6 Service Operations, LSF6 Mid-Servicer distributed the amount to its direct parent, LSF Pickens Holdings, LLC. On October 20, 2020, after the reorganization took effect, the Company paid its direct parent, LSF Pickens Holdings, LLC, a dividend of $150.0 million. These dividends were fully funded through the use of cash on hand. For purposes of the unaudited pro forma condensed combined balance sheet, the payment of these dividends is reflected as a reduction to stockholder’s equity of $300.0 million and a reduction of cash and cash equivalents of $300.0 million.

(2)

Reflects the issuance of an estimated 2,000,000 shares of Series A Mandatory Convertible Preferred Stock. The Company expects that the proceeds from this offering will be approximately $100.0 million less a 3.5% underwriting fee. The initial public offering price of the preferred shares is expected to be $50.00 per share, which is the midpoint of the estimated public offering price range.

(3)

The proceeds from the issuance of the Series A Mandatory Convertible Preferred Stock will be used to purchase treasury stock from LSF Pickens Holdings, LLC in a private transaction at an estimated price of $14.475 per share, which is the midpoint of the estimated public offering price range less 3.5%.

Unaudited pro forma earnings per share were computed for the six months ended June 30, 2020 to give effect to the cancellation of Caliber’s existing shares of common and preferred stock and recognition of new shares authorized and issued as part of this offering, as presented in the table below:

Caliber Home Loans, Inc. Pro Forma
Earnings per share
Basic(1)	2.42
Diluted(2)	2.31
(1)	The basic earnings per share calculation includes a decrease in the numerator for the pro forma dividend on the shares of preferred stock.
(2)	The diluted earnings per share calculation includes an increase in the denominator for the weighted average shares outstanding as if the preferred stock were converted to common stock.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

1. Organization and Description of Business (continued)

Caliber, with its wholly owned subsidiaries, Summit Trustee Services, LLC; Fort Settlement Services, LLC; and Fort Escrow, Inc.; originates, purchases, sells, and services mortgage loans secured by residential real estate. Caliber primarily originates prime credit mortgage assets, including prime conventional conforming mortgages, and Federal Housing Administration/Veterans Affairs (FHA/VA) mortgages, which it sells servicing retained or servicing released to the Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) (collectively, the GSEs) and other investors, or transfers the loans into pools of Government National Mortgage Association (GNMA) mortgage backed securities (MBS). In addition, Caliber also originates non-agency mortgage loans primarily for sale to an affiliate. Caliber sells mortgage servicing rights (MSRs) to market participants and performs servicing activities on behalf of investors, including the GSEs, GNMA, and private-label securitizations (non-agency). The Company also provides servicing for mortgage servicing rights acquired from third parties or contributed by affiliates.

2. Significant Accounting Policies

Method of Accounting

The accounting records of the Company are maintained on the accrual basis of accounting. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Certain prior year amounts have been reclassified to conform to current year presentation.

Basis of Presentation

The combined financial statements include the accounts of Mid-Servicer and the Company, its subsidiaries, and those variable interest entities (VIEs) where Caliber is the primary beneficiary. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates due to factors such as adverse changes in the economy, changes in interest rates, changes in prepayment assumptions, declines in home prices, or discrete events adversely affecting specific borrowers or other factors. Estimates that are particularly significant relate to the Company’s fair value measurement of mortgage loans held for sale, mortgage servicing rights, and derivative assets and liabilities, as well as its estimates for the reserve for mortgage repurchases and indemnifications, and the calculation of recoverability of servicing related advances.

Restricted Cash

Restricted cash is comprised of deposits held to comply with various regulatory and lease obligations, cash collected from borrowers for payment to third parties, certain funds pledged to lenders, and cash associated with the settlement of servicing sales and acquisitions.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

2. Significant Accounting Policies (continued)

Servicing Advances, Net

When borrowers are delinquent in making monthly payments on mortgage loans, the Company, in accordance with various servicing agreements, is required to advance principal and interest payments to certain investors and to pay insurance premiums, property taxes, and property protection costs. The Company also advances funds to process foreclosures and to maintain, repair, and market foreclosed real estate properties on behalf of investors. Advances are recovered from borrowers for performing loans and from the investors and loan proceeds for non-performing loans.

A reserve for servicing advances is established to absorb potential losses on advances. Changes to the reserve are recorded in general and administrative expenses in the combined statements of operations and comprehensive income. The adequacy of the reserve is evaluated based on loan status, delinquency status, lien position, collateral value, and historical losses. Management will assess the collectability of the advances, either from liquidation proceeds or the investor, and will charge off any advances deemed unrecoverable. The Company’s ability to recover advances from investors will vary depending upon the rights conveyed in the various servicing agreements. Advances made on loans serviced for affiliates are generally recovered from the affiliates within one to two days.

Mortgage Loans Held for Sale

The Company originates mortgage loans primarily to transfer the loans into pools of GNMA mortgage backed securities or to sell to the GSEs or other third party investors in the secondary market. In addition, the Company originates and sells certain mortgage loans to an affiliate (refer to Note 13, Related Party Transactions). Generally, all newly originated mortgage loans are delivered to third party purchasers within one month after origination. Mortgage loans held for sale can also include certain loans that have been repurchased for various origination and servicing reasons. These loans are held at fair value until they can be resold. Mortgage loans held for sale consist of single-family residential property mortgages originated by the Company having maturities of up to 30 years.

The Company elected the fair value reporting option for newly funded mortgage loans held for sale as permitted under ASC 825, Financial Instruments. Accordingly, mortgage loans held for sale are carried at estimated fair value with changes in fair value recognized in gain on sale, net on the combined statements of operations and comprehensive income. Under fair value reporting, the Company is not permitted to defer the loan origination fees, net of direct loan origination costs associated with newly originated loans; thus, they are recognized as incurred.

Mortgage loans held for sale are considered de-recognized, or sold, when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been legally isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement that entitles or obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific assets.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

2. Significant Accounting Policies (continued)

Gains and losses from the sale of mortgages are recognized based on the difference between the sales proceeds and carrying value of the related loans and are recorded in gain on sale, net in the combined statements of operations and comprehensive income. The sales proceeds reflect the cash received and the initial fair value of the separately recognized mortgage servicing rights.

Loans Eligible for Repurchase from GNMA

For certain loans that the Company transferred into GNMA securitization pools, the Company, as the issuer, has the unilateral right to repurchase without GNMA’s prior authorization any individual loan in a GNMA securitization pool if that loan meets certain criteria, including being unpaid for three consecutive months. Once the Company has the unilateral right to repurchase a delinquent loan, the Company has effectively regained control over the loan and, under GAAP, must re-recognize the loan on its combined balance sheets and establish a corresponding repurchase liability regardless of the Company’s intention to repurchase the loan.

Mortgage Servicing Rights (MSRs)

Servicing for Third Parties

The Company recognizes MSRs related to certain mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting and for which the servicing rights are retained. The Company recognizes the right to service these mortgage loans as an asset on its combined balance sheets. The Company applies fair value accounting to these MSRs with changes in fair value recorded as charges or credits to the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income in accordance with ASC 860-50, Transfers and Servicing. The fair value is estimated using a stochastic discounted cash flow model that includes assumptions for prepayment speeds, discount rates, delinquency and foreclosure projections, servicing costs, and other assumptions. Management believes these assumptions are comparable to market-based assumptions for similar loan types used by other market participants in valuing MSRs. In addition, the Company obtains valuations from independent third parties to assess the reasonableness of the fair value calculated by the internal discounted cash flow model.

Servicing for Affiliates

The Company receives certain servicing rights on nonperforming loans associated with securitizations structured by affiliates as non-cash capital contributions. These servicing rights are short term in nature due to the fact that the securitization notes can be called at the end of the first year and re-performing loans are regularly purchased out of the securitization for resale by the affiliated entity. The Company accounts for these servicing rights at fair value. The amount recorded represents the present value of the estimated future net cash flows related to servicing certain loans and property assets. The fair value of these servicing rights was estimated using a discounted cash flow model based on internal assumptions including higher cost assumptions associated with the short term nature of the servicing that, in management’s judgment, are what a market participant would have utilized, as compared to the Company’s contractual servicing fee arrangements.

Future adjustments to fair value measurements related to these servicing rights will continue to be measured based upon the Company’s contractual servicing obligations, stratified by the predominant risk characteristics according to the type of related loan. Changes in fair value of these servicing rights are recorded to the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

2. Significant Accounting Policies (continued)

The Company also recognized certain MSRs related to originated non-agency mortgage loans sold to an affiliate for which the servicing rights were retained. The affiliate limited transferability of the servicing rights and added additional operational and reporting requirements. The Company recognized the right to service these mortgage loans as an asset on its combined balance sheets, and applied fair value accounting to these MSRs with changes in fair value recorded as charges or credits to the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income. The fair value was estimated using the same model used to value MSRs serviced for third parties.

Variable Interest Entities

In the normal course of business, Caliber enters into transactions with special purpose entities (SPEs), which primarily consist of trusts established for a limited purpose. The SPEs have been formed for the purpose of transactions in which the Company transfers assets into an SPE in return for various forms of debt obligations supported by those assets. In these transactions, the Company typically receives cash and/or other interests in the SPE as proceeds for the transferred assets. The Company retains the right to service the transferred receivables.

The Company evaluates its interests in each SPE for classification as a Variable Interest Entity (VIE). A VIE is an entity having either a total equity investment at risk that is insufficient to finance its activities without additional subordinated financial support, whose equity investors at risk lack the ability to control the entity’s activities, or when equity investors lack the ability to control the entity’s activities in a manner consistent with their obligation to absorb losses and/or receive benefits of the entity. When an SPE meets the definition of a VIE and the Company determines that Caliber is the primary beneficiary, the Company includes the SPE in its combined financial statements.

The Company has aggregated certain of these transactions as financings of advances on loans serviced for others accounted for as secured borrowings. The Company transfers advances on loans serviced for others to SPEs in exchange for cash. Caliber consolidates these SPEs because Caliber is the primary beneficiary of the VIE. Caliber made these transfers under the terms of its servicer advance facility agreements. Caliber classifies the transferred advances on its combined balance sheets as servicing advances, net and the related liabilities as servicer advance facilities, net. The SPEs use collections of the pledged advances to repay principal and interest and to pay the expenses of the entity. Caliber remains the servicer of the underlying mortgage loans and has the power to direct the SPEs’ activities. Caliber retains the risks and benefits associated with the assets transferred to the SPEs. Holders of the debt issued by these entities can look only to the assets of the entities themselves for satisfaction of the debt and have no recourse against Caliber.

During 2018, the Company formed CHL GMSR Issuer Trust (the Trust), an SPE created for the purpose of transferring a participation certificate (PC) representing a beneficial interest in Caliber’s GNMA MSRs in exchange for a variable funding note (VFN) and a trust certificate with Caliber, as well for the issuance of term notes in exchange for cash. Caliber consolidates this SPE because Caliber is the primary beneficiary of the VIE. Caliber consolidates the PC within mortgage servicing rights, at fair value and the VFN and term notes are classified as MSR financing facilities, net on its combined balance sheets. The SPE uses collections from a specified portion of GNMA MSR net service fees collected to repay principal and interest and to pay the expenses of the entity. Caliber remains the servicer of the underlying mortgage loans and has the power to direct its activities. Caliber retains the risks and benefits associated with the assets transferred to the SPEs.

Holders of the term notes issued by the Trust can look only to the assets of the Trust for satisfaction of the debt and have no recourse against Caliber.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

2. Significant Accounting Policies (continued)

Refer to Note 11, Debt for further information regarding the carrying amounts of the assets and liabilities of the VIEs.

Interest Income

Interest income on mortgage loans is calculated based on the loan’s outstanding principal balance and the contractual interest rate. Interest income is recognized during the period between funding and sale of the loan in the secondary market. The Company does not accrue interest on mortgage loans held for sale that are delinquent 90 or more days (three or more payments past due). Interest income also includes placement fees earned on custodial cash deposits associated with mortgage loans serviced.

Interest Expense

Interest expense is recorded on an accrual basis based on the Company’s various financing agreements. Interest expense also includes amortization of capitalized debt cost and original issue discount, as well as commitment fees paid on certain debt agreements.

Derivative Instruments

In accordance with ASC 815, Derivatives and Hedging, the Company records its derivative instruments at fair value as either assets or liabilities on the combined balance sheets on a gross basis. The Company has accounted for its derivative instruments as non-designated hedge instruments and uses the derivative instruments to manage interest rate risk. The Company’s derivative instruments include interest rate lock commitments (IRLCs), loan purchase commitments (LPCs), correspondent mandatory commitments, forward commitments, Treasury futures, options on Treasury futures, Eurodollar futures, and options on Eurodollar futures.

In connection with futures and forward commitments, the Company has margin agreements with its counterparties whereby both parties are required to post cash margin in the event the fair values of the derivative financial instruments meet or exceed established thresholds and minimum transfer amounts. This process substantially mitigates counterparty credit risk. The right to receive cash margin placed by the Company with its counterparties is included in prepaid expenses and other assets on the combined balance sheets, and the obligation to return cash margin received by the Company from its counterparties is included in other liabilities on the combined balance sheets. The Company records derivative assets and liabilities and related cash margin on a gross basis, even when a legally enforceable master netting arrangement exists between the Company and the derivative counterparty.

3. New Accounting Standards

Recent Accounting Guidance Adopted

Accounting Standards Update No. 2016-13 (ASU 2016-13) Financial Instruments—Credit Losses (Topic 326), requires expected credit losses for financial instruments held at the reporting date to be measured based on historical experience, current conditions and reasonable and supportable forecasts. The update eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. Previously, when credit losses were measured under GAAP, an entity generally only considered past events and current conditions in measuring the incurred loss. On January 1, 2020, the Company adopted this standard using the modified retrospective approach with no material impact to the combined financial statements.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

3. New Accounting Standards (continued)

Accounting Standards Update No. 2017-04 (ASU 2017-04) Simplifying the Test for Goodwill Impairment, simplifies the accounting for goodwill impairment by eliminating Step 2 of the goodwill impairment test under Accounting Standards Codification (ASC) 350. Entities will now record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard was adopted prospectively on January 1, 2020 and did not have a material impact on the combined financial statements.

Accounting Standards Update No. 2018-13 (ASU 2018-13) Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement no longer requires entities to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and also eliminates the requirement to disclose an entity’s valuation process for Level 3 fair value measurements. The standard also adds disclosure requirements to report changes in unrealized gains and losses in other comprehensive income for recurring Level 3 fair value measurements as well as the range and weighted averaged used to develop significant unobservable inputs for recurring and nonrecurring Level 3 fair value measurements and how the weighted average was calculated. For certain unobservable inputs, an entity may disclose other quantitative information if doing so provides a more reasonable and rational reflection of the distribution of unobservable inputs than the weighted average. The Company adopted this standard on January 1, 2020. The impact of the adoption has been reflected in Note 13, Fair Value Measurements.

Accounting Standards Update No. 2018-15 (ASU 2018-15) Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, requires a customer in a cloud computing arrangement that is a service contract to follow the internal use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. The adoption of this standard on January 1, 2020 did not have a material impact on the combined financial statements.

Recent Accounting Guidance Not Yet Adopted

Accounting Standards Update 2019-12 (ASU 2019-12) Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes simplifies accounting for income taxes when performing intraperiod allocation and calculating income taxes in interim periods. ASU 2019-12 also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill. For public companies, ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods, with early adoption of all amendments in the same period permitted. The Company is currently assessing the impact of ASU 2019-12, but do not believe it will have a material impact on our combined financial statements.

Accounting Standards Update 2020-04 (ASU 2020-04) Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting provides temporary optional expedients and exceptions, subject to meeting certain criteria, for applying generally accepted accounting principles to contract modifications to ease the financial reporting burdens related to the expected market transition from LIBOR and other interbank offered rates. ASU 2020-04 is applied prospectively beginning March 12, 2020 through December 31, 2022. The Company is currently reviewing its financing facilities and other contracts that utilize LIBOR as the reference rate and is currently assessing the impact of ASU 2020-04 on our combined financial statements.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

4. Servicing Advances, Net

Servicing advances, net consist of the following (in thousands):

	June 30,	December 31,
	2020	2019
Principal and interest	$1,902	$1,980
Taxes and insurance	60,938	86,409
Default and other	40,812	44,441

Servicing advances	103,652	132,830
Less reserve for servicing advances	(13,144)	(13,200)

Total servicing advances, net	$90,508	$119,630

The provision for servicing advance losses was $5.1 million and $7.5 million for the six months ended June 30, 2020 and 2019, respectively.

5. Mortgage Loans Held for Sale, at Fair Value

Mortgage loans held for sale, at fair value, represents mortgage loans originated and held until sold to secondary market investors, such as GSEs or other third parties, or transferred into GNMA securitization pools. A summary of the unpaid principal balance of mortgage loans held for sale by type and the related aggregate fair value adjustments are presented below (in thousands):

	June 30,	December 31,
	2020	2019
Government(1)	$1,747,898	$3,416,798
Conventional(2)	3,869,883	2,655,160
Jumbo and other	48,294	353,215
Fair value adjustment	258,780	213,949

Total mortgage loans held for sale, at fair value	$5,924,855	$6,639,122

(1)	Includes loans insured by FHA, VA, and USDA eligible to transfer into GNMA securitization pools.
(2)	Includes loans eligible for sale to FNMA and FHLMC.

The following table summarizes the activity in the balance of mortgage loans held for sale (in thousands):

	Six Months Ended June 30,
	2020	2019
Fair value beginning of year	$6,639,122	$2,615,102
Mortgage loans originated and purchased	37,016,728	18,872,867
Proceeds on sales and payments received	(37,775,826)	(17,716,939)
Change in fair value (1)	44,831	52,173

Fair value end of period	$5,924,855	$3,823,203

(1)

Includes a $(5.2) million and $1.4 million change in fair value adjustment for the six months ended June 30, 2020 and 2019, respectively, recorded against certain balance sheet accounts, primarily reserves for repurchases, which are represented in other liabilities on the combined balance sheets.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

5. Mortgage Loans Held for Sale, at Fair Value (continued)

The total UPB and fair value of mortgage loans held for sale on non-accrual status are summarized below (in thousands):

	June 30, 2020	December 31, 2019
Non-accrual UPB	$32,405	$12,917
Non-accrual fair value	27,327	10,330

For certain loans transferred into GNMA securitization pools, Caliber, as the issuer and servicer, has the right to repurchase any individual loan in a GNMA securitization pool if that loan meets certain criteria, including being unpaid for three consecutive months. GNMA repurchased loans are repurchased to sell to third party investors or modified to transfer back to GNMA securitization pools. For the six months ended June 30, 2020 and 2019, Caliber repurchased $783.1 million and $400.4 million of mortgage loans, respectively, out of GNMA securitization pools.

Gain on sale, net is comprised of the following (in thousands):

	Six Months Ended June 30,
	2020	2019
Gain on sale	$812,408	$152,686
Origination of mortgage servicing rights	455,446	281,280
Realized gain (loss) from derivative financial instruments	(383,231)	(96,639)
Change in fair value	50,064	50,771
Unrealized gain (loss) on derivative instruments	193,141	28,587
Provision for repurchases	(33,764)	(5,644)

Total gain on sale, net	$1,094,064	$411,041

6. Mortgage Servicing Rights (MSRs)

The Company sells loans on a servicing-retained basis and acquires MSRs from third parties. In addition, certain MSRs were contributed to the Company by an affiliate. The MSRs give Caliber the contractual right to receive service fees and other remuneration in exchange for performing loan servicing functions on behalf of investors in mortgage loans and securities. The Company receives a base servicing fee from the investors ranging from 0.25% to 1.00% annually on the outstanding principal balances of the loans.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

6. Mortgage Servicing Rights (MSRs) (continued)

The activity related to MSRs is as follows (in thousands):

	Six Months Ended June 30,
	2020	2019
Fair value at beginning of year	$1,743,570	$1,744,687
MSRs retained upon sale	455,446	281,280
Contributions of servicing assets from affiliates	4,141	6,592
Sale of mortgage servicing rights	(103,679)	(160,427)
Other adjustments	(17,916)	(1,500)
Changes in fair value (1):
Changes in valuation inputs and assumptions (2)	(449,951)	(231,951)
Other changes in fair value (3)	(297,625)	(137,930)

Fair value at end of period	$1,333,986	$1,500,751

(1)

The change in fair value of MSR per the table above does not include $427.5 million and $74.6 million MSR hedge gain for the six months ended June 30, 2020 and 2019, respectively, which are included in the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income.

(2)

Changes in valuation inputs and assumptions includes $(1.8) million and $(1.4) million in deal costs and $(5.7) million and $(5.2) million in premium prepayment protection reimbursement associated with MSR sales for the six months ended June 30, 2020 and 2019, respectively.

(3)	Represents the realization of expected cash flows over time, primarily due to borrower payments.

During the six months ended June 30, 2020 and 2019, respectively, $4.1 million and $6.6 million of fair value of servicing rights on nonperforming loans associated with securitizations structured by affiliates were contributed to the Company. These servicing rights are short term in nature due to the fact that the securitization notes can be called at the end of the first year and re-performing loans are regularly purchased out of the securitization for resale on a servicing released basis by the affiliated entity. The affiliates also limit transferability of the servicing rights and add additional operational and reporting requirements.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

7. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following (in thousands):

	June 30,	December 31,
	2020	2019
Derivative assets	$385,075	$100,504
Goodwill and intangible assets	64,937	64,937
Operating right-of-use asset	56,484	62,354
Receivable for foreclosed loans backed by government guarantee	14,625	23,554
Prepaid expenses	25,547	22,007
Collateral deposits placed with counterparties	18,087	19,610
Credit facilities receivable	17,961	12,193
Loans in process and settlements in process	37,731	17,416
Other assets	48,074	52,372

Total prepaid expenses and other assets	$668,521	$374,947

8. Other Liabilities

Other liabilities consist of the following (in thousands):

	June 30,	December 31,
	2020	2019
Deferred tax liability, net	$240,076	$148,700
Operating lease liability	70,788	78,178
Derivative liability	57,840	22,607
Reserve for repurchases and indemnifications	41,094	18,410
Acquisition earnout	790	1,833
Collateral deposits received from counterparties	6,940	1,351
Other	36,115	60,750

Total other liabilities	$453,643	$331,829

Acquisitions

As part of acquisitions, the Company agrees to pay the sellers a deferred purchase price, which is contingent upon originated loan volume or future net income during the earnout period following the acquisition date (the earnout).

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

8. Other Liabilities (continued)

A reconciliation of the beginning and ending balances of the Company’s contingent earnout liabilities measured at fair value on a recurring basis using Level 3 inputs (see Fair Value Measurements footnote for Level 3 description) is as follows (in thousands):

	Six Months Ended June 30,
	2020	2019
Balance at the beginning of period	$1,833	$4,716
Changes in fair value recognized in earnings (1)	712	175
Settlements	(1,755)	(1,512)

Balance at end of period	$790	$3,379

(1)	Recognized in the combined statements of operations and comprehensive income within general and administrative expenses.

As earnout amounts to be paid out are based on future income and origination volume, the amount of the future earnout liabilities may be different than originally projected. The Company estimated the fair value of its contingent earnout liabilities as of June 30, 2020 using the same method as at acquisition date for each of its earnout liabilities. For the six months ended June 30, 2020 and 2019, changes in fair value recognized in earnings represent changes in estimated projected payouts.

9. Reserve for Repurchases and Indemnifications

Certain loan sale agreements include provisions requiring the Company to repurchase a loan if a borrower fails to make certain initial loan payments or if the accompanying mortgage loan fails to meet customary representations and warranties. These representations and warranties are made to the loan purchasers about various characteristics of the loans, such as manner of origination, the nature and extent of underwriting standards applied, and the types of documentation being provided and typically are in place for the life of the loan. In addition, an investor may request that the Company refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid within a certain amount of time from the date of sale.

The Company records a provision for estimated repurchases and premium recapture on loans sold, which is recorded as a component of gain on sale, net. The reserve for repurchases is included as a component of other liabilities. Reserve levels are a function of expected losses based on actual pending and expected claims, repurchase requests, historical experience, and loan volume. The Company evaluates the adequacy of the reserve based on the current regulatory environment and changes to the framework, and adjusts the reserve to reflect the best estimate of probable future losses.

The activity of the outstanding repurchase and indemnification reserves was as follows (in thousands):

	Six Months Ended June 30,
	2020	2019
Reserves, beginning of year	$18,410	$20,735
Additions	33,764	5,644
Charge-offs and other adjustments	(11,080)	(4,488)

Reserves, end of period	$41,094	$21,891

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

10. Derivative Financial Instruments

The following tables provide the outstanding notional balances and fair values of outstanding positions for the dates indicated recorded gains (losses) during the periods indicated (in thousands):

	Outstanding Notional	Fair Value	Recorded Gain (Loss)
For the period ended June 30, 2020
Assets:
Interest rate lock commitments (IRLCs)	$11,080,400	$303,316	$228,744
Loan purchase commitments (LPCs)	384,863	6,754	(1,277)
Correspondent mandatory commitments	3,046	85	49
Forward commitments	8,520,000	64,686	52,560
Options on Treasury futures	4,350,000	8,161	(256)
Treasury futures	450,000	2,073	1,909
Options on Eurodollar futures	—	—	(258)
Liabilities:
Interest rate lock commitments (IRLCs)	29,899	(185)	384
Loan purchase commitments (LPCs)	40,192	(84)	1,750
Forward commitments	13,222,994	(57,571)	(39,163)
Treasury futures	—	—	1,796
Deposits placed with counterparties		18,087
Deposits received from counterparties		6,940

	Outstanding Notional	Fair Value	Recorded Gain (Loss)
For the period ended June 30, 2019
Assets:
Interest rate lock commitments (IRLCs)	$5,652,884	$75,209	$47,524
Loan purchase commitments (LPCs)	1,775,779	11,538	5,970
Correspondent mandatory commitments	2,430	12	7
Forward commitments	3,518,369	26,090	4,008
Options on Treasury futures	3,562,500	17,136	2,978
Treasury futures	—	—	(4,606)
Options on Eurodollar futures	1,500,000	84	(109)
Liabilities:
Interest rate lock commitments (IRLCs)	503,080	(1,382)	(1,083)
Loan purchase commitments (LPCs)	581,366	(1,791)	(1,706)
Correspondent mandatory commitments	412	—	—
Forward commitments	9,069,323	(46,503)	(21,922)
Treasury futures	852,400	(1,202)	2,630
Eurodollar futures	—	—	180
Deposits placed with counterparties		53,015
Deposits received from counterparties		—

The estimated fair value of all derivative instruments is recorded in prepaid expenses and other assets and other liabilities in the combined balance sheets. The initial and subsequent changes in the value of IRLCs, LPCs, and correspondent mandatory commitments are recorded as a component of gain on sale, net in the combined statements of operations and comprehensive income. Changes in fair value of derivative financial instruments

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

10. Derivative Financial Instruments (continued)

hedging IRLCs and mortgage loans held for sale are included in gain on sale, net on the combined statements of operations and comprehensive income, and changes in fair value of derivative financial instruments hedging MSRs are included in change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income.

Interest rate lock commitments represent an agreement to extend credit to a mortgage applicant whereby the interest rate is set prior to funding. Loan purchase commitments represent an agreement to purchase loans from a third party originator also whereby the interest rate is set prior to funding. These loan commitments bind the Company (subject to the loan approval process) to fund the loan at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs and LPCs are subject to interest rate risk and related price risk during the period from the date of the commitment through the loan funding date or expiration date. The borrower is not obligated to obtain the loan; thus, the Company is subject to fallout risk related to IRLCs and LPCs, which is realized if approved borrowers choose not to close on the loans within the terms of the commitments.

Correspondent Mandatory Commitments represent a loan sales agreement in which a correspondent seller commits to deliver a certain principal amount of mortgage loans to the Company at a specified price on or before a specified date. The Company is obligated to maintain its agreed-upon price regardless of changes in the marketplace. The correspondent seller is obligated to deliver the agreed-upon amount of mortgage loans. If the correspondent seller fails to deliver the amount of mortgages necessary to fulfill the commitment by the specified date, it is obligated to pay a “pair-off” fee, based on then-current market prices, to the Company to compensate for any delivery shortfall.

Mortgage loans held for sale, which the Company carries at fair value, are subject to interest rate and price risk from the loan funding date until the date the loan is sold into the secondary market. Generally, the fair value of a loan will decline in value in the secondary market when interest rates increase and will rise in value when interest rates decrease. The Company is also exposed to risk relative to the fair value of its mortgage servicing rights. The Company is exposed to loss in fair value of its MSRs when interest rates decrease. To mitigate interest rate and price risk on the IRLCs, mortgage loans held for sale, and MSRs, the Company enters into futures, options, and forward commitments to provide an economic hedge.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

11. Debt

A summary of the balances of debt for the dates indicated is presented below (in thousands):

	June 30, 2020		December 31, 2019
	Principal Outstanding	Collateral Pledged (1)	Principal Outstanding	Collateral Pledged (1)	Maturity
Vericrest Financial Advance Trust 2012-ADV1A (2)	$7,910	$10,949	$18,436	$19,314	12/7/2020
$45 million Servicer advance facility (3)	26,602	37,816	27,710	36,205	9/25/2020

Servicer advance facilities principal amount	34,512	48,765	46,146	55,519
Debt issuance costs	(39)	—	(86)	—

Servicer advance facilities, net	$34,473	$48,765	$46,060	$55,519

Servicer advance wt. average interest rate	3.00%		4.06%
Warehouse A ($750 million)	$399,183	$403,223	$739,006	$748,247	2/24/2021
Warehouse B ($1.965 billion)	1,819,635	1,891,122	1,518,986	1,527,006	6/21/2021
Warehouse C ($950 million)	853,965	871,417	938,136	948,353	6/29/2021
Warehouse D ($400 million)	368,810	377,857	588,913	602,458	6/29/2021
Warehouse E ($500 million)	457,339	483,488	578,531	600,146	12/7/2020
Warehouse F ($250 million)	236,866	239,583	234,695	237,302	9/27/2020
Warehouse G ($350 million)	272,455	291,823	278,415	295,800	5/7/2021
Warehouse H ($750 million) (4)	657,704	674,474	596,271	611,178	7/24/2020
Warehouse I ($500 million)	6,205	6,401	486,787	504,038	8/27/2021
Warehouse J ($473 million)	411,157	415,974	357,886	361,846	9/25/2020

Warehouse facilities principal amount	5,483,319	5,655,362	6,317,626	6,436,374
Debt issuance costs	(1,198)	—	(1,493)	—

Warehouse credit facilities, net	$5,482,121	$5,655,362	$6,316,133	$6,436,374

Warehouse wt. average interest rate	2.17%		3.57%

$250 million MSR facility	$127,000	$255,378	$208,000	$307,130	7/10/2024
$550 million MSR facility	370,000	600,183	430,000	692,976	7/8/2024
Variable funding note repo (5)	35,000	13,946	115,000	259,003	10/22/2021
GMSR series term notes	325,000	464,286	325,000	464,286	5/25/2023

MSR facilities principal amount	857,000	1,333,793	1,078,000	1,723,395
Debt issuance costs	(5,882)	—	(6,776)	—

MSR financing facilities, net	$851,118	$1,333,793	$1,071,224	$1,723,395

MSR facilities wt. average interest rate	3.33%		4.93%

(1)

Collateral must be maintained at or above levels specified in the various debt agreements. Outstanding borrowings are monitored and the Company is required to deliver additional collateral if the fair value of the underlying collateral falls below the various specified amounts.

(2)	This advance facility was paid in full on July 16, 2020.
(3)	This advance facility is with the lending institution with whom the Company also holds the Warehouse J line of credit. The maximum borrowing limit for the lender is $500 million.
(4)	This facility was extended through July 26, 2021.
(5)

Sufficient collateral exists within the GMSR Trust. The facility is collateralized by a Variable Funding Note which is consolidated on the Company’s combined balance sheets. The value of the Variable Funding Note as of June 30, 2020 and December 31, 2019 was $73.9 million and $186.5 million, respectively.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

11. Debt (continued)

Accrued interest payable, which is presented in accounts payable and accrued expenses on the combined balance sheets, was $7.6 million and $14.5 million as of June 30, 2020 and December 31, 2019, respectively for the above facilities. The Company is charged variable interest rates on amounts borrowed under all facilities.

Subsequent to June 30, 2020, Caliber entered into a facility used to finance certain servicing advances. The facility has a total borrowing capacity of $250 million and a maturity date of August 1, 2022.

Caliber has determined that the SPEs created in connection with the Vericrest Financial Advance Trust servicer advance facilities are VIEs of which Caliber is the primary beneficiary.

A summary of the assets and liabilities of the VIEs included in the Company’s combined financial statements is presented below for the periods indicated (in thousands):

	June 30, 2020	December 31, 2019
Assets
Servicing advances, net	$14,722	$22,017
Prepaid expenses and other assets	649	1,619

Total assets	$15,371	$23,636

Liabilities
Servicer advance facilities, net	$7,871	$18,350
Accounts payable and accrued expenses	15,718	13,213

Total liabilities	$23,589	$31,563

Warehouse Credit Facilities

Warehouse lines of credit – In order to facilitate the origination and sale of mortgage loans held for sale, the Company enters into various agreements with warehouse lenders. Such agreements are in the form of repurchase agreements with banks and other financial institutions. Mortgage repurchase financing arrangements are collateralized by the underlying mortgage loans. These transfers do not meet the criteria for sale accounting and are therefore recorded as secured borrowings in which the assets remain on the balance sheet within mortgage loans held for sale, at fair value and the proceeds from the transaction are recognized as a liability in warehouse credit facilities, net.

The Company has ten warehouse lines of credit with an aggregate borrowing capacity totaling $6.89 billion and $6.90 billion as of June 30, 2020 and December 31, 2019, respectively.

MSR Financing Facilities

On April 2, 2018, Caliber entered into multiple financing agreements that were used to payoff the existing Senior Secured Term Loan facility, as well as facilitate growth of MSRs. The MSR financing facilities are collateralized by the Company’s FNMA, FHLMC, and GNMA MSRs.

The Company formed an SPE, CHL GMSR Issuer Trust (the Trust), for the purpose of financing GNMA MSRs and participations in GNMA MSRs. Caliber created a participation certificate which represents a beneficial interest in Caliber’s GNMA MSRs. On April 2, 2018, Caliber entered a Participation Certificate (PC) Master

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

11. Debt (continued)

Repurchase Agreement with the Trust allowing Caliber to transfer the participation certificate to the Trust and pledge the full GNMA MSR value in exchange for i) MSR Collateralized Notes, Series 2018-VF1 (VFN), ii) cash from the future issuance of term notes (Term Notes) to institutional investors, iii) and the Owner Trust Certificate.

Caliber simultaneously entered a master repurchase agreement to borrow against the value of the VFN (the VFN Repo) with an affiliate of the counterparty with whom the Company also holds the Warehouse B warehouse line of credit. As of June 30, 2020, the maximum borrowing sublimit of the VFN Repo was $200 million, and the maximum temporary aggregate base borrowing limit with affiliates of Credit Suisse Group AG was $2.0 billion. Total risk under repurchase agreements with these related counterparties was $175.9 million. Caliber incurs a commitment fee of 0.15% of the facility sublimit for each three-month period.

On May 7, 2018, the Trust issued MSR Collateralized Notes, Series 2018-GT1 (GMSR series term notes) in the total amount of $325.0 million. GMSR series term notes were issued in two classes, Class A Term Notes and Class B Term Notes. The initial note balance for the Class A Term Notes was $278.6 million, and for the Class B Term Notes, $46.4 million. The stated maturity date of the Term Notes is May 25, 2023 with an optional extension period not to extend two years past the stated maturity date.

Caliber has determined that the SPE created in connection with the VFN and GMSR series term notes is a VIE of which Caliber is the primary beneficiary.

A summary of the assets and liabilities of the VIE included in the Company’s combined financial statements is presented below for the periods indicated (in thousands):

	June 30, 2020	December 31, 2019
Assets
Mortgage servicing rights, at fair value	$406,497	$614,795
Prepaid expenses and other assets	222,975	158,930

Total assets	$629,472	$773,725

Liabilities
MSR financing facilities, net	$332,567	$508,581
Accounts payable and accrued expenses	165	252

Total liabilities	$332,732	$508,833

Financial Covenants

As of June 30, 2020, the Company was in compliance with the covenants on its borrowing arrangements and credit facilities. These covenants generally relate to the Company’s profitability, tangible net worth, liquidity reserves, leverage requirements and limit dividends and distributions.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

12. Income Taxes

The following table sets forth the computation of the effective tax rate (dollars in thousands):

	Six Months Ended June 30,
	2020	2019
Income (loss) before tax expense (benefit)	$365,663	$(78,773)
Income tax (expense) benefit	$(90,366)	$19,391
Effective tax rate	24.71%	24.62%

The Company’s effective income tax rate from continuing operations was 24.71% and 24.62% for the six months ended June 30, 2020 and 2019, respectively, compared to the statutory rate of 21%. Several factors influence the effective tax rate. Items increasing the rate include income taxes paid in various state jurisdictions and meals, entertainment, and qualified transportation expenses which are non-deductible for income tax purposes.

Coronavirus Aid, Relief, and Economic Security Act of 2020 (CARES Act)

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic which included temporary changes to income and non-income based tax laws including: (i) the elimination of the 80% of taxable income limitation by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 and 2020; (ii) allowing NOLs originating in 2018, 2019 and 2020 to be carried back five years; (iii) increasing the net interest expense deduction limit to 50% of adjusted taxable income from 30% for tax years beginning January 1, 2019 and 2020; and (iv) other related provisions. The CARES Act did not have a material impact on the Company’s combined financial statements.

13. Related-Party Transactions

In performing the servicing functions on loans owned by affiliates, the Company earns servicing-related fees. In addition, the Company settles transactions with its affiliates for servicing advances and cost associated with due diligence performed on behalf of the affiliates. The Company earned approximately $17.7 million and $33.2 million in servicing-related fees from affiliates during the six months ended 2020 and 2019, respectively. At June 30, 2020 and December 31, 2019, the Company had outstanding advances of $1.1 million and $2.0 million, respectively, on loans serviced on behalf of affiliates.

At June 30, 2020 and December 31, 2019, the Company had receivables of $0.2 million and $0.5 million, respectively, primarily for due diligence costs incurred on behalf of the affiliates, which are included in prepaid expenses and other assets on the combined balance sheets.

During the six months ended June 30, 2020 and 2019, respectively, $4.1 million and $6.6 million of fair value of servicing rights on nonperforming loans associated with securitizations structured by an affiliate were contributed to the Company. These contributions were recorded net of deferred taxes of $1.0 million and $1.6 million, respectively, to additional paid-in capital.

During the six months ended June 30, 2020 and 2019, Caliber sold originated non-agency mortgage loans with an unpaid principal balance of $431.4 million and $796.1 million, respectively, to an affiliate, resulting in a gain of $10.4 million and $14.4 million, respectively, which is included in gain on sale, net on the combined statements of operations and comprehensive income.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

14. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered fair value hierarchy based on the level of observable inputs used in the measurement of fair value (i.e., Level 1 represents quoted prices for identical assets or liabilities in an active market; Level 2 represents values using observable inputs, other than quoted prices included within Level 1; and Level 3 represents estimated values based on significant unobservable inputs). In addition, ASC 820 requires an entity to consider all aspects of nonperformance risk, including its own credit standing, when measuring the fair value of a liability. Under ASC 820, related disclosures are segregated for assets and liabilities measured at fair value based on the level used within the hierarchy to determine their fair values.

The following describes the methods and assumptions used by the Company in estimating fair values:

Cash and Cash Equivalents, Restricted Cash

The carrying value of cash and cash equivalents and restricted cash reported in the combined balance sheets approximates fair value.

Mortgage Loans Held for Sale

The Company measures mortgage loans held for sale at fair value. Mortgage loans held for sale are valued using a market approach by utilizing: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk; (ii) current commitments to purchase loans; or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As these prices are derived from market prices, the Company classifies these valuations as Level 2 in the fair value disclosures. Changes in fair value are recognized in gain on sale, net on the combined statements of operations and comprehensive income.

Mortgage Servicing Rights (MSR)

Servicing for Third Parties

The Company estimates the fair value of its mortgage servicing rights by using a stochastic discounted cash flow model which incorporates market-based assumptions that, in management’s judgment, are that which a market participant would have utilized and are comparable to market-based assumptions for similar loan types, as compared to the Company’s contractual servicing fee arrangements. The key assumptions utilized in the cash flow model are prepayment speeds, discount rates, and credit losses, which are based on market factors. These assumptions require the use of judgment and can have a significant impact on the determination of the MSR’s fair value. Accordingly, the Company classifies these valuations as Level 3 in the fair value disclosures. Changes in fair value of these servicing rights are recorded to the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

14. Fair Value Measurements (continued)

Servicing for Affiliates

The Company estimates the fair value of its net servicing asset for certain MSRs serviced for affiliates using an internally developed discounted cash flow model based on internal operating assumptions that, in management’s judgment, are that which a market participant would have utilized for similar loan types, as compared to the Company’s contractual servicing fee arrangements. The key assumptions utilized in the cash flow model are pay-down rate, which is based on the Company’s historical experience, and discount rate, which is based on market factors and cost of servicing. These assumptions require the use of judgment by the Company and can have a significant impact on the determination of the net servicing asset’s fair value. Other MSRs serviced for affiliates are fair valued using the same discounted cash flow model used to value MSRs serviced for third parties. Accordingly, the Company classifies these valuations as Level 3 in the fair value hierarchy. Changes in fair value of these servicing rights are recorded to the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income.

For valuing third party MSRs and originated affiliate MSRs, the Company uses a stochastic discount rate by utilizing an option adjusted spread. Use of an option adjusted spread captures the benefit of a dynamic discount rate versus a static discount rate. Contributed affiliate MSRs are valued utilizing a static discount rate.

Derivative Instruments

The Company enters into a variety of derivative financial instruments as part of its hedging strategy and carries these instruments at fair value on the combined balance sheets.

The Company enters into IRLCs and LPCs with prospective borrowers and other loan originators. These commitments are carried at fair value, which is computed based on quoted agency pricing and the Company’s estimate of the value pull-through rates. These components can have a significant impact on the calculated fair value. The Company classifies IRLCs and LPCs as Level 3 in the fair value disclosures. The initial and subsequent changes in the value of IRLCs and LPCs are recorded as a component of gain on sale, net in the combined statements of operations and comprehensive income.

The Company enters into correspondent mandatory commitments with correspondent sellers. These commitments are carried at fair value based on quoted agency pricing and the Company’s estimate of the value of the related MSR. Because the inputs used by the Company include significant unobservable inputs such as MSR values and this can have a significant impact on the calculated fair value, the Company classifies the correspondent mandatory commitments as Level 3 in the fair value disclosures. Changes in fair value of these correspondent mandatory commitments are recorded as a component of gain on sale, net in the combined statements of operations and comprehensive income.

Forward commitments, Treasury and Eurodollar futures, and options on Treasury and Eurodollar futures are used to mitigate the interest rate risk impact on IRLCs, mortgage loans held for sale, and MSRs. The estimated fair value of these derivative instruments are based on exchange prices or dealer market price and are therefore classified as Level 2 in the fair value disclosures. Changes in fair value of derivative financial instruments hedging IRLCs and mortgage loans held for sale are included in gain on sale, net on the combined statements of operations and comprehensive income, and changes in fair value of derivative financial instruments hedging MSRs are included in change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

14. Fair Value Measurements (continued)

Earnout

A contingent earnout liability has resulted from the Company’s acquisition of certain loan origination operations and certain assets from various third party entities. The values of the net assets acquired in the acquisitions and the resulting goodwill were recorded at fair value using Level 3 inputs. Refer to Note 8 Other Liabilities for further information regarding this contingent earnout liability and the methodology and key assumptions used in the acquisition date fair value estimates. Changes in fair value of the earnout liability are recognized in the combined statements of operations and comprehensive income within general and administrative expenses.

Servicer Advance Facilities, Warehouse Credit Facilities, Secured Term Loan, MSR Financing Facilities, and Other Repurchase Debt

Each of the Company’s debt facilities bear interest at a rate that is periodically adjusted based on a market index; therefore, the carrying amount on the combined balance sheets approximates fair value.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

14. Fair Value Measurements (continued)

The estimated carrying amount and fair value of the Company’s financial instruments and other assets and liabilities measured at fair value on a recurring basis are as follows for the dates indicated (in thousands):

		Fair Value
	Carrying Amount	Level 1	Level 2	Level 3
June 30, 2020
Assets
Mortgage loans held for sale	$5,924,855	$—	$5,924,855	$—
Mortgage servicing rights	1,333,986	—	—	1,333,986
Derivative financial instruments:
IRLCs	303,316	—	—	303,316
LPCs	6,754	—	—	6,754
Correspondent mandatory commitments	85	—	—	85
Forward commitments	64,686	—	64,686	—
Options on Treasury futures	8,161	—	8,161	—
Treasury futures	2,073	—	2,073	—
Liabilities
Derivative financial instruments:
IRLCs	$185	$—	$—	$185
LPCs	84	—	—	84
Forward commitments	57,571	—	57,571	—
Contingent liability (Earnout)	790	—	—	790

		Fair Value
	Carrying Amount	Level 1	Level 2	Level 3
December 31, 2019
Assets
Mortgage loans held for sale	$6,639,122	$—	$6,639,122	$—
Mortgage servicing rights	1,743,570	—	—	1,743,570
Derivative financial instruments:
IRLCs	74,572	—	—	74,572
LPCs	8,031	—	—	8,031
Correspondent mandatory commitments	36	—	—	36
Forward commitments	12,126	—	12,126	—
Options on Treasury futures	5,313	—	5,313	—
Treasury futures	164	—	164	—
Options on Eurodollar futures	262	—	262	—
Liabilities
Derivative financial instruments:
IRLCs	$569	$—	$—	$569
LPCs	1,834	—	—	1,834
Forward commitments	18,408	—	18,408	—
Treasury futures	1,796	—	1,796	—
Contingent liability (Earnout)	1,833	—	—	1,833

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

14. Fair Value Measurements (continued)

The table below presents a reconciliation of all of the Company’s Level 3 assets and liabilities measured at fair value on a recurring basis (in thousands):

	Level 3 Recurring Fair Value Measurements
	Fair Value Beginning of Year	Change in Fair Value	Purchases, Sales, Issuances, Contributions and Settlements		Transfers In/Out of Level 3	Fair Value End of Period
Six months ended June 30, 2020
Mortgage servicing rights	$1,743,570	$(747,576)	$337,992	(a)	$—	$1,333,986
IRLC, net	74,003	229,128	—		—	303,131
LPC, net	6,197	473	—		—	6,670
Correspondent mandatory commitments, net	36	49	—		—	85
Contingent liability (Earnout)	1,833	712	(1,755)	(b)	—	790
Six months ended June 30, 2019
Mortgage servicing rights	$1,744,687	$(369,881)	$125,945	(c)	$—	$1,500,751
IRLC, net	27,386	46,441	—		—	73,827
LPC, net	5,483	4,264	—		—	9,747
Correspondent mandatory commitments, net	5	7	—		—	12
Contingent liability (Earnout)	4,716	175	(1,512)	(d)	—	3,379

(a)	Includes $4,141 of contributions, $455,446 of issuances, $(103,679) of sales, and $(17,916) of other adjustments.
(b)	Includes $(1,755) of settlements.
(c)	Includes $6,592 of contributions, $281,280 of issuances, $(160,427) of sales, and $(1,500) of other adjustments.
(d)	Includes $(1,512) of settlements.

Pull-through rate is a significant unobservable input used in the fair value measurement of IRLCs and LPCs. A significant increase or decrease in the pull-through rate could result in a material increase or decrease in the fair value of IRLCs and LPCs, respectively. The table below presents a quantitative summary of key unobservable inputs used in the valuation of IRLCs and LPCs:

	June 30, 2020	December 31, 2019
Pull-through rate:
Range	0% - 100%	0% - 100%
Weighted average	80.12%	75.49%

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

14. Fair Value Measurements (continued)

Prepayment speed and discount rate are significant unobservable inputs used in the fair value measurement of MSRs. Significant changes to either of these inputs could result in a material change in the MSR fair value measurement. The table below presents a quantitative summary of key economic inputs and assumptions used to measure the MSRs, along with the hypothetical effect on the fair value of the MSRs using various unfavorable variations to the key assumptions (dollars in thousands):

	June 30, 2020	December 31, 2019
MSR Asset - Servicing for Third Parties	$1,331,500	$1,733,588
Weighted average life	4.82	6.23
Prepayment speed (range)	16.3% - 26.4%	11.4% - 24.8%
Prepayment speed (wt. avg)	17.0%	11.8%
10% adverse change	$(79,185)	$(107,434)
20% adverse change	$(151,204)	$(176,008)
Option Adjusted Spread rate (range)	701 - 3,984	661 - 1,364
Option Adjusted Spread rate (wt. avg)	762	727
10% adverse change	$(36,505)	$(49,934)
20% adverse change	$(70,935)	$(96,926)
MSR Asset - Servicing for Affiliates	$2,486	$9,981
Weighted average life	0.68	0.64
Prepayment speed (wt. avg)	31.2%	29.8%
10% adverse change	$(327)	$(610)
20% adverse change	$(620)	$(1,163)
Static discount rates (wt. avg)	40.0%	40.0%
10% adverse change	$1	$(65)
20% adverse change	$3	$(128)
Option Adjusted Spread rate (wt. avg)	1,431	1,437
10% adverse change	$(65)$	(154)
20% adverse change	$(125)	$(297)

15. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company and its subsidiaries are named as defendants in or parties to threatened litigation, including those related to regulation, litigation business transactions, employee-related matters and taxes, among others. In the Company’s opinion, the resolution of those proceedings will not have a material effect on its financial condition, results of operations, or cash flows.

The Company is subject to periodic audits and examinations, both formal and informal in nature, from various federal and state agencies, including those made as part of regulatory oversight of the Company’s mortgage origination, servicing and financing activities. Such audits and examinations could result in additional actions, penalties or fines by state or federal governmental bodies, regulators or the courts with respect to mortgage origination, servicing and financing activities, which may be applicable generally to the mortgage industry or to Caliber in particular.

Certain of the Company’s secondary market investors require minimum net worth (capital) requirements, as specified in the respective selling and servicing agreements. In addition, these investors may require capital ratios

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

15. Commitments and Contingencies (continued)

in excess of the stated requirements to approve large servicing transfers. To the extent that these requirements are not met, the Company’s secondary market investors may utilize a range of remedies ranging from sanctions, suspension or ultimately termination of the Company’s selling and servicing agreements, which would prohibit the Company from further origination or securitizing these specific types of mortgage loans or being an approved servicer.

Among the company’s various capital requirements related to its outstanding selling and servicing agreements, the most restrictive of these requires Caliber to maintain a minimum net worth balance of approximately $369.7 million as of June 30, 2020. The Company has maintained compliance with selling and servicing capital requirements.

Commitments

As part of certain real estate operating lease agreements, the Company is required to maintain irrevocable letters of credit (LOCs) that can be drawn on by the applicable landlord in the case of default. The total amount of LOCs maintained was $1.1 million as of June 30, 2020 and $4.1 million as of December 31, 2019. Additionally, in connection with these LOCs, the Company maintained cash collateral balances in the amount of $1.2 million as of June 30, 2020 and $4.2 million as of December 31, 2019. The cash collateral is presented as restricted cash in the combined balance sheets. Through report issue date, no events of default have occurred and therefore, no draws have been made on the letters of credit.

16. Segments

The Company’s Chief Executive Officer is its Chief Operating Decision Maker (CODM). The Company has determined that it has two reportable segments—Local and Direct. The key factors used to identify these reportable segments are how the company allocates resources and the nature of those expenditures which drive customer acquisition. This determination reflects how its CODM monitors performance, allocates capital and makes strategic and operational decisions. The Company’s segments are described as follows:

Local

In the Local segment, the Company is focused on growing, building, and maintaining the its relationships with partners, including brokers, realtors and homebuilders who have come to rely on the Company to provide superior customer service by delivering a predictable, timely and efficient mortgage process for the customers they introduce to the Company.

Revenues in the Local segment are generated primarily from the gain on sale of loans, which includes revenues from sales of loans into the secondary market, as well as the fair value of originated MSRs and hedging gains and losses. Also included in revenues are loan origination fees.

Direct

In the Direct segment, the Company directly interact with customers and potential customers using various performance marketing initiatives. The Company relies on superior customer service and analytics to build strong relationships with its existing customers and to identify potential refinancing and purchase opportunities. Also included in revenues are loan origination fees. Servicing activities are integral to the customer experience and allow the Company to maintain ongoing connectivity with our customers, which optimally positions us to retain the opportunity to assist with their future home financing needs.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

16. Segments (continued)

Revenues in the Direct segment are generated primarily from the gain on sale of loans, which includes revenues from sales of loans into the secondary market, as well as the fair value of originated MSRs and hedging gains and losses. Loan servicing income consists of the contractual fees earned for servicing loans and other ancillary servicing fees, as well as changes in the fair value of MSRs due to changes in valuation assumptions and realization of cash flows.

Other Information About Our Segments

The Company measures the performance of the segments primarily on a contribution margin basis. The accounting policies applied by our segments are the same as those described in Note 2, Significant Accounting Policies and the decrease in MSRs due to valuation assumptions is consistent with the changes described in Note 6, Mortgage Servicing Rights. Directly attributable expenses include salaries, commissions and team member benefits, general and administrative expenses and other expenses, such as servicing costs, marketing costs, IT costs and origination costs. Expenses not allocated to segments include administrative costs of executive management and other corporate functions that are not directly attributable to the Company’s operating segments.

The Company does not allocate assets to its reportable segments as they are not included in the review performed by the CODM for purposes of assessing segment performance and allocating resources. The balance sheet is managed on a combined basis and is not used in the context of segment reporting.

The tables below presents key operating data for our business segments (in thousands) :

	Six Months Ended June 30, 2020
	Local	Direct	Total Company
Revenues:
Gain on sale, net	$837,140	$256,924	$1,094,064
Fee income	88,517	9,827	98,344
Servicing fees, net	—	255,511	255,511
Change in fair value of mortgage servicing rights	—	(320,108)	(320,108)
Other income	1,819	4,988	6,807

Total revenues	927,476	207,142	1,134,618
Interest income	62,381	38,852	101,233
Interest expense	(49,348)	(38,584)	(87,932)
Plus: change in fair value of MSR due to valuation inputs and assumptions, net of hedge	—	22,483	22,483
Less: Depreciation and amortization	(3,470)	(1,528)	(4,998)
Less: Other directly attributable expenses	(504,326)	(176,725)	(681,051)

Segment operating contribution	$432,713	$51,640	$484,353

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (Unaudited) (continued)

16. Segments (continued)

	Six Months Ended June 30, 2019
	Local	Direct	Total Segments
Revenues:
Gain on sale, net	$331,414	$79,627	$411,041
Fee income	51,409	8,408	59,817
Servicing fees, net	—	246,186	246,186
Change in fair value of mortgage servicing rights	—	(295,242)	(295,242)
Other income	4,408	1,245	5,653

Total revenues	387,231	40,224	427,455
Interest income	38,592	41,533	80,125
Interest expense	(39,932)	(42,557)	(82,489)
Plus: change in fair value of MSR due to valuation inputs and assumptions, net of hedge	—	157,312	157,312
Less: Depreciation and amortization	(5,007)	(1,089)	(6,096)
Less: Other directly attributable expenses	(297,518)	(110,746)	(408,264)

Segment operating contribution	$83,366	$84,677	$168,043

The following table represents a reconciliation of segment operating contribution to GAAP income before taxes (in thousands):

	Six Months Ended June 30,
	2020	2019
Segment operating contribution	$484,353	$168,043
Less: change in fair value of MSR due to valuation inputs and assumptions, net of hedge	(22,483)	(157,312)

	461,870	10,731
Less: expenses not allocated to segments	96,207	89,504

Net income (loss) before taxes	$365,663	$(78,773)

17. Subsequent Events

The Company has evaluated subsequent events through the date these combined financial statements were available to be issued.

As of August 31, 2020, loans eligible for repurchase from GNMA and the corresponding liability increased to $1.8 billion. This increase is primarily due to loans placed under active forbearance plans as a provision of the CARES Act.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Caliber Home Loans, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Caliber Home Loans, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related combined statements of operations and comprehensive income, changes in stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst and Young, LLP

We have served as the Company’s auditor since 2008.

Dallas, Texas

September 21, 2020, except as to Note 1, as to which the date is October 21, 2020

Caliber Home Loans, Inc. and Subsidiaries

Combined Balance Sheets

	December 31,
	2019	2018
	(In Thousands)
Assets
Cash and cash equivalents	$90,739	$113,704
Restricted cash	49,200	31,644
Servicing advances, net	119,630	231,377
Mortgage loans held for sale, at fair value	6,639,122	2,615,102
Mortgage servicing rights, at fair value	1,743,570	1,744,687
Property and equipment, net	67,352	85,747
Loans eligible for repurchase from GNMA	194,554	418,102
Prepaid expenses and other assets	374,947	281,830

Total assets	$9,279,114	$5,522,193

Liabilities and stockholder’s equity
Accounts payable and accrued expenses	$234,038	$157,506
Servicer advance facilities, net	46,060	83,297
Warehouse credit facilities, net	6,316,133	2,443,255
MSR financing facilities, net	1,071,224	1,083,288
Liability for loans eligible for repurchase from GNMA	194,554	418,102
Other liabilities	331,829	282,117

Total liabilities	8,193,838	4,467,565

Stockholder’s equity
Preferred stock – 15,000,000 shares authorized, no shares issued and outstanding, $0.0001 par value	—	—
Common stock – 485,000,000 shares authorized, 119,172,000 shares issued and outstanding, $0.0001 par value	12	12
Additional paid-in capital	656,341	647,320
Retained earnings	428,923	407,296
Other comprehensive income	—	—

Total stockholder’s equity	1,085,276	1,054,628

Total liabilities and stockholder’s equity	$9,279,114	$5,522,193

See accompanying notes.

Caliber Home Loans, Inc. and Subsidiaries

Combined Statements of Operations and Comprehensive Income

	Year Ended December 31,
	2019	2018	2017
	(In Thousands, except per share amounts)
Revenues:
Gain on sale, net	$1,093,233	$725,802	$840,486
Fee income	164,734	133,583	139,158
Servicing fees, net	490,073	485,514	479,499
Change in fair value of mortgage servicing rights	(565,640)	(110,086)	(246,859)
Other income	12,377	4,266	3,185

Total revenues	1,194,777	1,239,079	1,215,469

Operating expenses:
Compensation and benefits	836,688	729,937	804,001
Occupancy and equipment	46,894	57,585	54,262
General and administrative	258,031	211,916	219,594
Depreciation and amortization	31,921	29,763	20,639

Total operating expenses	1,173,534	1,029,201	1,098,496

Income from operations	21,243	209,878	116,973

Other income (expense):
Interest income	207,452	148,772	109,862
Interest expense	(199,944)	(173,949)	(145,318)
Loss on extinguishment of debt	(519)	(8,454)	—

Other income (expense), net	6,989	(33,631)	(35,456)

Net income before taxes	28,232	176,247	81,517
Income tax (expense) benefit	(6,605)	(47,208)	18,517

Net income	21,627	129,039	100,034
Other comprehensive income	—	—	—

Comprehensive income	$21,627	$129,039	$100,034

Earnings per share
Basic	$0.18	$1.08	$0.84
Diluted	$0.18	$1.08	$0.84

Unaudited pro forma earnings per share
Basic	$0.14
Diluted	$0.14

See accompanying notes.

Caliber Home Loans, Inc. and Subsidiaries

Combined Statements of Changes in Stockholder’s Equity

	Preferred Stock	Common Stock	Additional Paid in Capital	Retained Earnings	Other Comprehensive Income	Total Stockholder’s Equity
	(In Thousands)
Balance, December 31, 2016	$—	$12	$623,120	$178,223	$—	$801,355
Capital contributed	—	—	14,540	—	—	14,540
Net income	—	—	—	100,034	—	100,034
Other comprehensive income	—	—	—	—	—	—

Balance, December 31, 2017	$—	$12	$637,660	$278,257	$—	$915,929
Capital contributed	—	—	9,660	—	—	9,660
Net income	—	—	—	129,039	—	129,039
Other comprehensive income	—	—	—	—	—	—

Balance, December 31, 2018	$—	$12	$647,320	$407,296	$—	$1,054,628
Capital contributed	—	—	9,021	—	—	9,021
Net income	—	—	—	21,627	—	21,627
Other comprehensive income	—	—	—	—	—	—

Balance, December 31, 2019	$—	$12	$656,341	$428,923	$—	$1,085,276

See accompanying notes.

Caliber Home Loans, Inc. and Subsidiaries

Combined Statements of Cash Flows

	Year Ended December 31,
	2019	2018	2017
	(In Thousands)
Operating activities
Net income	$21,627	$129,039	$100,034
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	31,921	29,763	20,639
Amortization of debt issuance costs	8,405	17,381	10,143
Provision for servicing advance losses	13,031	14,435	16,598
Change in fair value of mortgage servicing rights	565,640	110,086	246,859
Reimbursement of MSR purchase premiums for loans that meet early payoff and early delinquency triggers	4,365	2,838	4,232
Mortgage loans originated or purchased, net of fees	(63,546,787)	(42,569,873)	(45,159,003)
Proceeds on sale of and payments of mortgage loans held for sale	59,669,217	43,028,226	45,371,821
Gain on sale, net	(1,093,233)	(725,802)	(840,486)
Purchase of mortgage backed securities	—	(71,490)	(2,715)
Sale of mortgage backed securities	27,026	44,583	2,691
Changes in operating assets and liabilities:
Servicing advances, net	(5,072)	(7,898)	(24,490)
Prepaid expenses and other assets	(34,397)	(94,776)	53,131
Accounts payable and accrued expenses	75,980	(18,412)	(482)
Other liabilities	74,410	62,333	(55,173)

Net cash used in operating activities	(4,187,867)	(49,567)	(256,201)

Investing activities
Purchase of mortgage servicing rights and advances	—	(3,470)	(32,358)
Purchases of property and equipment, net of disposals	(14,079)	(32,706)	(40,577)
Acquisition of loan origination operations, net	—	—	(26,718)
Sale of mortgage servicing rights and advances	411,052	32,442	(1,092)

Net cash provided by (used in) investing activities	396,973	(3,734)	(100,745)

Financing activities
Proceeds from borrowings	63,453,816	42,993,428	42,616,248
Repayments of borrowings	(59,599,025)	(42,052,048)	(42,208,571)
Extinguishment of debt	(60,000)	(860,000)	—
Debt issuance cost	(6,534)	(15,533)	(6,454)
Payment of contingent consideration	(2,772)	(3,638)	(7,904)

Net cash provided by financing activities	3,785,485	62,209	393,319

Net change in cash, cash equivalents, and restricted cash	(5,409)	8,908	36,373
Cash, cash equivalents, and restricted cash at beginning of period	145,348	136,440	100,067

Cash, cash equivalents, and restricted cash at end of period	$139,939	$145,348	$136,440

Caliber Home Loans, Inc. and Subsidiaries

Combined Statements of Cash Flows (continued)

	Year Ended December 31,
	2019	2018	2017
	(In Thousands)
Supplemental disclosure
Cash paid for interest expense	$179,847	$157,488	$128,410
Cash paid for income taxes	$11	$23	$93
Non-cash property and equipment additions	$94	$9,783	$18,380
Non-cash contribution of MSRs from affiliate, net of tax	$9,021	$9,640	$14,540

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amount reported within the combined balance sheet (in thousands):

	December 31,
	2019	2018	2017
Cash and cash equivalents	$90,739	$113,704	$111,148
Restricted cash	49,200	31,644	25,292

Total cash, cash equivalents, and restricted cash	$139,939	$145,348	$136,440

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements

December 31, 2019

1. Organization and Description of Business

Prior to the initial public offering, Caliber Home Loans, Inc. (Caliber, or the Company) was a wholly owned subsidiary of LSF6 Service Operations LLC (LSF6) which was a wholly owned subsidiary of LSF6 Mid-Servicer Holdings LLC (Mid-Servicer). Mid-Servicer was a wholly-owned subsidiary of LSF Pickens Holdings, LLC, an indirect subsidiary of Lone Star Funds. On October 19, 2020, prior to the initial public offering, Caliber, LSF6, Mid-Servicer and LSF Pickens Holdings entered into a restructuring transaction, whereby LSF6 distributed its equity in Caliber to Mid-Servicer and elected to be disregarded as an entity separate from Mid-Servicer for tax purposes. Mid-Servicer transferred its equity in LSF6 to LSF Pickens Holdings, which transferred all the equity interests of LSF6 to an affiliate Lone Star entity. LSF6 was removed from the Caliber structure and does not hold any assets related to Caliber’s business. Immediately after this reorganization, Mid-Servicer was merged into Caliber and Caliber became a direct subsidiary of LSF Pickens Holdings. Caliber accounted for this transaction in a manner similar to a pooling of interest whereby all the assets and liabilities and revenues and expenses of Mid-Servicer were combined with Caliber. As a part of this reorganization, Caliber’s existing shares of common stock were cancelled and 485,000,000 new shares of common stock with a par value of $0.0001 per share were authorized, of which 119,172,000 shares are issued and outstanding. LSF Pickens Holding owns 100% of the outstanding shares of common stock. Caliber’s existing preferred shares were also cancelled and 15,000,000 new shares of preferred stock with a par of $0.0001 were authorized; no preferred shares were issued and outstanding as part of the reorganization.

The combined financial statements represent the results of operations, financial position, cash flows and changes in equity of Caliber and Mid-Servicer combined, as if the transaction described above took place prior to January 1, 2017.

Unaudited Pro Forma Financial Information

The below unaudited pro forma balance sheet line items as of December 31, 2019 give pro forma effect to the following items:

•	Dividends declared and paid subsequent to the balance sheet date; and

•	Issuance of 2,000,000 shares of Series A Mandatory Convertible Preferred Stock and the use of the estimated net proceeds to purchase 6,666,667 shares of treasury stock.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

1. Organization and Description of Business (continued)

	Caliber Home Loans, Inc. As Reported	Dividend Adjustments (1)	Offering Adjustments		Caliber Home Loans, Inc. Pro Forma
	(Amounts in thousands, except shares)
Accounts payable and accrued expenses	$234,038	$300,000	$—	(2)(3)	$534,038
Total liabilities	$8,193,838	$300,000	$—		$8,493,838
Stockholder’s equity
Preferred stock – 15,000,000 shares authorized, 2,000,000 shares issued and outstanding, $0.0001 par value	$—	$—	$—	(2)	$—
Common stock – 485,000,000 shares authorized, 119,172,000 shares issued, 112,505,333 outstanding, $0.0001 par value	12	—	—		12
Additional paid-in capital	656,341	—	96,500	(2)	752,841
Retained earnings	428,923	(300,000)			128,923
Treasury stock, at cost - 6,666,667 shares	—	—	(96,500	)(3)	(96,500)
Total stockholder’s equity	$1,085,276	$(300,000)	$—		$785,276

(1)

On September 30, 2020, the Company paid a dividend of $150.0 million to its direct parent, LSF6 Service Operations. Upon receipt from Caliber, LSF6 Service Operations distributed the amount to its direct parent, LSF6 Mid-Servicer. Upon receipt of the amount from LSF6 Service Operations, LSF6 Mid-Servicer distributed the amount to its direct parent, LSF Pickens Holdings, LLC. On October 20, 2020, after the reorganization took effect, the Company paid its direct parent, LSF Pickens Holdings, LLC, a dividend of $150.0 million. These dividends were fully funded through the use of cash on hand. For purposes of the unaudited pro forma condensed combined balance sheet, the payment of these dividends is reflected as a reduction to stockholder’s equity of $300.0 million and an increase in accounts payable and accrued expenses of $300.0 million.

(2)

Reflects the issuance of an estimated 2,000,000 shares of Series A Mandatory Convertible Preferred Stock. The Company expects that the proceeds from this offering will be approximately $100.0 million less a 3.5% underwriting fee. The initial public offering price of the preferred shares is expected to be $50.00 per share, which is the midpoint of the estimated public offering price range.

(3)

The proceeds from the issuance of the Series A Mandatory Convertible Preferred Stock will be used to purchase treasury stock from LSF Pickens Holdings, LLC in a private transaction at an estimated price of $14.475 per share, which is the midpoint of the estimated public offering price range less 3.5%.

Unaudited pro forma earnings per share were computed for the year ended December 31, 2019 to give effect to the cancellation of Caliber’s existing shares of common and preferred stock and recognition of new shares authorized and issued as part of this offering, as presented in the table below:

Caliber Home Loans, Inc. Pro Forma
Earnings per share
Basic(1)	0.14
Diluted(2)	0.14

(1)	The basic earnings per share calculation includes a decrease in the numerator for the pro forma dividend on the shares of preferred stock.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

1. Organization and Description of Business (continued)

(2)

Calculations of diluted earnings per share require potentially dilutive shares to be excluded when their inclusion in diluted earnings per share calculation would be anti-dilutive. For the year ended December 31, 2019, the diluted earnings per share calculation excludes 6,666,667 preferred shares because their effect would have been anti-dilutive.

Caliber, with its wholly owned subsidiaries, Caliber Real Estate Services, LLC; Summit Trustee Services, LLC; and Fort Settlement Services, LLC; originates, purchases, sells, and services mortgage loans secured by residential real estate. Caliber primarily originates prime credit mortgage assets, including prime conventional conforming mortgages, and Federal Housing Administration/Veterans Affairs (FHA/VA) mortgages, which it sells servicing retained or servicing released to the Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) (collectively, the GSEs) and other investors, or transfers the loans into pools of Government National Mortgage Association (GNMA) mortgage backed securities (MBS). In addition, Caliber also originates non-agency mortgage loans primarily for sale to an affiliate. Caliber sells mortgage servicing rights (MSRs) to market participants and performs servicing activities on behalf of investors, including the GSEs, GNMA, and private-label securitizations (non-agency). The Company also provides servicing for mortgage servicing rights acquired from third parties or contributed by affiliates.

Effective July 14, 2018, the Company sold the operations of Caliber Real Estate Services, LLC to an affiliate. The subsidiary was dissolved on February 4, 2020. On February 22, 2019, the Company formed a new subsidiary, Fort Escrow, Inc., and expects operations to begin in 2020. Fort Escrow, Inc. was created for the purpose of providing escrow services.

2. Significant Accounting Policies

Method of Accounting

The accounting records of the Company are maintained on the accrual basis of accounting. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Certain prior year amounts have been reclassified to conform to current year presentation.

Basis of Presentation

The combined financial statements include the accounts of Mid-Servicer and the Company, its subsidiaries, and those variable interest entities (VIEs) where Caliber is the primary beneficiary. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates due to factors such as adverse changes in the economy, changes in interest rates, changes in prepayment assumptions, declines in home prices, or discrete events adversely affecting specific borrowers or other factors. Estimates that are particularly significant relate to the Company’s fair value measurement of mortgage loans held for sale, mortgage servicing rights, and derivative assets and liabilities, as well as its estimates for the reserve for mortgage repurchases and indemnifications, and the calculation of recoverability of servicing related advances.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents includes unrestricted cash on hand in demand deposit accounts with financial institutions.

Restricted Cash

Restricted cash is comprised of deposits held to comply with various regulatory and lease obligations, cash collected from borrowers for payment to third parties, certain funds pledged to lenders, and cash associated with the settlement of servicing sales and acquisitions.

Servicing Advances, Net

When borrowers are delinquent in making monthly payments on mortgage loans, the Company, in accordance with various servicing agreements, is required to advance principal and interest payments to certain investors and to pay insurance premiums, property taxes, and property protection costs. The Company also advances funds to process foreclosures and to maintain, repair, and market foreclosed real estate properties on behalf of investors. Advances are generally recovered from borrowers for performing loans and from the investors and loan proceeds for non-performing loans.

A reserve for servicing advances is established to absorb potential losses on advances. Changes to the reserve are recorded in general and administrative expenses in the combined statements of operations and comprehensive income. The adequacy of the reserve is evaluated based on loan status, delinquency status, lien position, collateral value, and historical losses. Management will assess the collectability of the advances, either from liquidation proceeds or the investor, and will charge off any advances deemed unrecoverable. The Company’s ability to recover advances from investors will vary depending upon the rights conveyed in the various servicing agreements.

Mortgage Loans Held for Sale

The Company originates mortgage loans primarily to transfer the loans into pools of GNMA mortgage backed securities or to sell to the GSEs or other third party investors in the secondary market. In addition, the Company originates and sells certain mortgage loans to an affiliate (see Note 15, Related Party Transactions). Generally, all newly originated mortgage loans are delivered to third party purchasers within one month after origination. Mortgage loans held for sale can also include certain loans that have been repurchased for various origination and servicing reasons. These loans are held at fair value until they can be resold. Mortgage loans held for sale consist of single-family residential property mortgages originated by the Company having maturities of up to 30 years.

The Company elected the fair value reporting option for newly funded mortgage loans held for sale as permitted under ASC 825, Financial Instruments. Accordingly, mortgage loans held for sale are carried at estimated fair value with changes in fair value recognized in gain on sale, net on the combined statements of operations and comprehensive income. Under fair value reporting, the Company is not permitted to defer the loan origination fees, net of direct loan origination costs associated with newly originated loans; thus, they are recognized as incurred.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

2. Significant Accounting Policies (continued)

Mortgage loans held for sale are considered de-recognized, or sold, when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been legally isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement that entitles or obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific assets.

Gains and losses from the sale of mortgages are recognized based on the difference between the sales proceeds and carrying value of the related loans and are recorded in gain on sale, net in the combined statements of operations and comprehensive income. The sales proceeds reflect the cash received and the initial fair value of the separately recognized mortgage servicing rights.

Loans Eligible for Repurchase from GNMA

For certain loans that the Company transferred into GNMA securitization pools, the Company, as the issuer, has the unilateral right to repurchase without GNMA’s prior authorization any individual loan in a GNMA securitization pool if that loan meets certain criteria, including being unpaid for three consecutive months. Once the Company has the unilateral right to repurchase a delinquent loan, the Company has effectively regained control over the loan and, under GAAP, must re-recognize the loan on its combined balance sheets and establish a corresponding repurchase liability regardless of the Company’s intention to repurchase the loan.

Mortgage Servicing Rights (MSRs)

Servicing for Third Parties

The Company recognizes MSRs related to certain mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting and for which the servicing rights are retained. The Company recognizes the right to service these mortgage loans as an asset on its combined balance sheets. The Company applies fair value accounting to these MSRs with changes in fair value recorded as charges or credits to the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income in accordance with ASC 860-50, Transfers and Servicing. The fair value is estimated using a stochastic discounted cash flow model that includes assumptions for prepayment speeds, discount rates, delinquency and foreclosure projections, servicing costs, and other assumptions. Management believes these assumptions are comparable to market-based assumptions for similar loan types used by other market participants in valuing MSRs. In addition, the Company obtains valuations from independent third parties to assess the reasonableness of the fair value calculated by the internal discounted cash flow model.

Servicing for Affiliates

The Company receives certain servicing rights on nonperforming loans associated with securitizations structured by affiliates as non-cash capital contributions. These servicing rights are short term in nature due to the fact that the securitization notes can be called at the end of the first year and re-performing loans are regularly purchased out of the securitization for resale by the affiliated entity. The Company accounts for these servicing rights at fair value. The amount recorded represents the present value of the estimated future net cash flows related to servicing certain loans and property assets. The fair value of these servicing rights was estimated using a

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

2. Significant Accounting Policies (continued)

discounted cash flow model based on internal assumptions including higher cost assumptions associated with the short term nature of the servicing that, in management’s judgment, are what a market participant would have utilized, as compared to the Company’s contractual servicing fee arrangements.

Future adjustments to fair value measurements related to these servicing rights will continue to be measured based upon the Company’s contractual servicing obligations, stratified by the predominant risk characteristics according to the type of related loan. Changes in fair value of these servicing rights are recorded to the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income.

The Company also recognized certain MSRs related to originated non-agency mortgage loans sold to an affiliate for which the servicing rights were retained. The affiliate limited transferability of the servicing rights and added additional operational and reporting requirements. The Company recognized the right to service these mortgage loans as an asset on its combined balance sheets, and applied fair value accounting to these MSRs with changes in fair value recorded as charges or credits to the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income. The fair value was estimated using the same model used to value MSRs serviced for third parties.

Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation. Property and equipment acquired in a business combination are initially recognized at fair value on the date of acquisition. Depreciation, which includes depreciation and amortization on finance leases, is calculated using the straight-line method over the estimated useful life of the asset, ranging from three to five years, or the life of the lease, whichever is shorter. Costs to develop computer software are capitalized during the development stage, which include external direct costs of materials and services, as well as employee costs related to time spent on the project.

Leases

If the Company determines an arrangement contains a lease or lease components, then the lease will be accounted for under Topic 842 and classified as either finance or operating. When applying the requirements of Topic 842, the Company made significant assumptions and judgements about the determination of whether a contract contains a lease and the determination of the discount rate for the lease. At the lease commencement date, the Company recognizes a leased right-of-use (ROU) asset and corresponding lease liability based on the present value of the lease payments over the lease term.

Operating leases primarily consist of various corporate, centralized and retail branch office facilities. Operating leases in which the Company is the lessee are recorded as operating lease (ROU) assets, included in prepaid expenses and other assets on the combined balance sheets, and operating lease liabilities, included in other liabilities on the combined balance sheets. Operating lease ROU assets represent the Company’s right to use an underlying asset during the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commencement date, as most of the Company’s leases do not provide an implicit rate. ROU assets are further adjusted for lease incentives. Operating lease expense is recognized on a straight-line basis over the lease term and is recorded in occupancy and equipment expenses in the combined statements of operations.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Company’s finance leases consist of various equipment leases. A finance lease is recorded as a finance lease ROU asset with a corresponding finance lease liability at an amount equal to the present value of minimum lease payments at the commencement date. Finance lease ROU assets are depreciated on a straight-line basis based on the shorter of the Company’s useful life or the lease term. Lease payments are allocated between a reduction of the lease liability and interest expense to produce a constant periodic interest rate on the remaining balance of the lease liability. Interest expense on the lease liability is recognized separately from the amortization of the leased ROU asset in the combined statements of operations. Finance lease assets and liabilities are included in property and equipment, net, and other liabilities on the combined balance sheets, respectively.

Variable Interest Entities

In the normal course of business, Caliber enters into transactions with special purpose entities (SPEs), which primarily consist of trusts established for a limited purpose. The SPEs have been formed for the purpose of transactions in which the Company transfers assets into an SPE in return for various forms of debt obligations supported by those assets. In these transactions, the Company typically receives cash and/or other interests in the SPE as proceeds for the transferred assets. The Company retains the right to service the transferred receivables.

The Company evaluates its interests in each SPE for classification as a Variable Interest Entity (VIE). A VIE is an entity having either a total equity investment at risk that is insufficient to finance its activities without additional subordinated financial support, whose equity investors at risk lack the ability to control the entity’s activities, or when equity investors lack the ability to control the entity’s activities in a manner consistent with their obligation to absorb losses and/or receive benefits of the entity. When an SPE meets the definition of a VIE and the Company determines that Caliber is the primary beneficiary, the Company includes the SPE in its combined financial statements.

The Company has aggregated certain of these transactions as financings of advances on loans serviced for others accounted for as secured borrowings. The Company transfers advances on loans serviced for others to SPEs in exchange for cash. Caliber consolidates these SPEs because Caliber is the primary beneficiary of the VIE. Caliber made these transfers under the terms of its servicer advance facility agreements. Caliber classifies the transferred advances on its combined balance sheets as servicing advances, net and the related liabilities as servicer advance facilities, net. The SPEs use collections of the pledged advances to repay principal and interest and to pay the expenses of the entity. Caliber remains the servicer of the underlying mortgage loans and has the power to direct the SPEs’ activities. Caliber retains the risks and benefits associated with the assets transferred to the SPEs. Holders of the debt issued by these entities can look only to the assets of the entities themselves for satisfaction of the debt and have no recourse against Caliber.

During 2018, the Company formed CHL GMSR Issuer Trust (the Trust), an SPE created for the purpose of transferring a participation certificate (PC) representing a beneficial interest in Caliber’s GNMA MSRs in exchange for a variable funding note (VFN) and a trust certificate with Caliber, as well for the issuance of term notes in exchange for cash. Caliber consolidates this SPE because Caliber is the primary beneficiary of the VIE. Caliber consolidates the PC within mortgage servicing rights, at fair value and the VFN and term notes are classified as MSR financing facilities, net on its combined balance sheets. The SPE uses collections from a specified portion of GNMA MSR net service fees collected to repay principal and interest and to pay the expenses of the entity. Caliber remains the servicer of the underlying mortgage loans and has the power to direct its activities. Caliber retains the risks and benefits associated with the assets transferred to the SPEs. Holders of the term notes issued by the Trust can look only to the assets of the Trust for satisfaction of the debt and have no recourse against Caliber.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

2. Significant Accounting Policies (continued)

Refer to Note 12, Debt for further information regarding the carrying amounts of the assets and liabilities of the VIEs.

Goodwill and Intangible Assets

Goodwill is initially recorded as the excess of purchase price over fair value of identifiable net assets acquired in a business combination and subsequently evaluated for impairment. The Company tests goodwill for impairment at least annually, as of October 1st and more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net carrying value. Goodwill impairment testing is performed at the reporting unit level, equivalent to a business segment or one level below. The Company performs a two-step quantitative test to evaluate goodwill for impairment. Under the two-step impairment test, the Company first compares the estimated fair value of the reporting unit with its estimated net carrying value (including goodwill). The Company derives the fair value of reporting units based on valuation techniques and assumptions that the Company believes market participants would use (discounted cash flow valuation methodology). In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value, then an impairment loss is recognized in the amount of excess. The fair value of the reporting unit exceeded the carrying amount in 2019, 2018, and 2017. As a result, there was no impairment of goodwill in 2019, 2018, or 2017.

Intangible assets that are determined to have an indefinite life are not amortized, but are required to be evaluated at least annually for impairment. Goodwill is the Company’s only indefinite lived intangible asset. The Company amortizes finite lived intangible assets acquired in a business combination over their estimated useful life. On an annual basis, the Company evaluates whether there has been a change in the estimated useful life or if certain impairment indicators exist.

Servicing Fees and Other Servicing Revenue

The Company earns servicing fees, net of guarantee fees, based on contractual arrangements for servicing loans and property assets owned by third party customers and affiliates of the Company. Servicing encompasses, among other activities, the following processes: billing, collection of payments, investor reporting, customer service, loss mitigation, instituting foreclosure, and liquidation of the underlying collateral. The Company is compensated for its services with a monthly service fee that is generally expressed as a percentage of the current unpaid principal balance of the underlying loans, a fee per transaction, or a combination of the two. Caliber recognizes servicing revenues as they are earned, which is generally upon collection of the payments from the borrower or investors.

The Company is also generally entitled to various ancillary fees collected that are contractually associated with servicing the loans, such as modification and other incentive fees, late charges, nonsufficient funds fees, and other ancillary fees. All ancillary fees are recognized as income when earned, which typically occurs when cash is collected. Corresponding loan servicing costs are charged to the applicable operating expense line on the combined statements of operations and comprehensive income as incurred.

Servicing fees and ancillary fees are recorded in servicing fees, net on the combined statements of operations and comprehensive income.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

2. Significant Accounting Policies (continued)

Interest Income

Interest income on mortgage loans is calculated based on the loan’s outstanding principal balance and the contractual interest rate. Interest income is recognized during the period between funding and sale of the loan in the secondary market. The Company does not accrue interest on mortgage loans held for sale that are delinquent 90 or more days (three or more payments past due). Interest income also includes placement fees earned on custodial cash deposits associated with mortgage loans serviced.

Interest Expense

Interest expense is recorded on an accrual basis based on the Company’s various financing agreements. Interest expense also includes amortization of capitalized debt cost and original issue discount, as well as commitment fees paid on certain debt agreements.

Advertising Costs

Advertising costs are expensed as incurred and are included as part of general and administrative expenses. The Company incurred advertising costs of $24.5 million, $17.6 million and $17.0 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Derivative Instruments

In accordance with ASC 815, Derivatives and Hedging, the Company records its derivative instruments at fair value as either assets or liabilities on the combined balance sheets on a gross basis. The Company has accounted for its derivative instruments as non-designated hedge instruments and uses the derivative instruments to manage interest rate risk. The Company’s derivative instruments include interest rate lock commitments (IRLCs), loan purchase commitments (LPCs), correspondent mandatory commitments, forward commitments, Treasury futures, options on Treasury futures, Eurodollar futures, and options on Eurodollar futures.

In connection with futures and forward commitments, the Company has margin agreements with its counterparties whereby both parties are required to post cash margin in the event the fair values of the derivative financial instruments meet or exceed established thresholds and minimum transfer amounts. This process substantially mitigates counterparty credit risk. The right to receive cash margin placed by the Company with its counterparties is included in prepaid expenses and other assets on the combined balance sheets, and the obligation to return cash margin received by the Company from its counterparties is included in other liabilities on the combined balance sheets. The Company records derivative assets and liabilities and related cash margin on a gross basis, even when a legally enforceable master netting arrangement exists between the Company and the derivative counterparty.

Income Taxes

Historically, the Company was included in the consolidated tax returns of Mid-Servicer, the parent company of LSF6. On October 19, 2020, prior to the completion of the initial public offering, Caliber, LSF6, Mid-Servicer and LSF Pickens Holdings, entered into a restructuring transaction, whereby LSF6 distributed its equity in Caliber to Mid-Servicer and elected to be disregarded as an entity separate from Mid-Servicer for tax purposes and Mid-Servicer was subsequently merged into Caliber. Following this restructuring transaction, Caliber will be

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

2. Significant Accounting Policies (continued)

the filing parent of the consolidated tax return. Taxes are calculated for the Company on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense on the combined statements of operations and comprehensive income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company analyzes uncertain income tax positions in accordance with ASC 740, Income Taxes, as required by generally accepted accounting principles. To the extent a tax position does not meet a more likely than not level of certainty, no benefit is recognized in the financial statements. If a position meets the more likely than not level of certainty, it is recognized in the combined financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s policy is to analyze the tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction). As of December 31, 2019, 2018 and 2017, the Company concluded that no uncertain tax positions were required to be recognized in the combined financial statements. It is the Company’s practice to recognize interest and penalties related to income tax matters in income tax expense. No amounts were recognized for interest and penalties during the years ended December 31, 2019, 2018 or 2017.

3. New Accounting Standards

Recent Accounting Guidance Adopted

Accounting Standards Update No. 2014-09, 2016-08, 2016-10, 2016-12 and 2016-20, collectively implemented as FASB Accounting Standards Codification Topic 606 (ASC 606) Revenue from Contracts with Customers, provides guidance for revenue recognition. This ASC’s core principle requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASC is effective for fiscal years beginning after December 15, 2017. The Company’s revenue is generated from loan servicing and loan originations. Servicing revenue is comprised of servicing fees and other ancillary fees in connection with Caliber’s servicing activities. Origination revenue is comprised of fee income earned at origination of a loan, interest income earned for the period the loans are held, and gain on sale of loans upon disposition of the loan. The Company has performed a review of the new guidance as compared to the current accounting policies. The majority of the services rendered by the Company in connection with originations and servicing are not within the scope of ASC 606. As a result, the adoption of this standard on January 1, 2018 did not have a material impact on the combined financial statements.

Accounting Standards Update No. 2016-02, 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01 collectively implemented as FASB Accounting Standards Codification Topic 842 (ASC 842) Leases, primarily impacts lessee accounting by requiring the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet for long-term lease agreements. The Company adopted this standard on its effective date, January 1, 2019, using the modified retrospective approach at the beginning of the period of adoption and has not restated comparative periods. The new standard provided a number of optional practical expedients in transition. The Company elected the package of practical expedients, which permits the Company not to reassess under the

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

3. New Accounting Standards (continued)

new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease recognition exemption. Under this practical expedient, for those leases that qualify, Caliber did not recognize ROU assets or lease liabilities. Caliber elected the practical expedient to not separate lease and non-lease components for all leases. The Company did not elect the use-of-hindsight practical expedient. As a result of implementing this standard, Caliber recognized an operating lease ROU asset of $72.1 million and an operating lease liability of $92.8 million on January 1, 2019, with an immaterial impact on its combined statement of operations.

Effective January 1, 2019, the Company adopted Accounting Standards Update No. 2017-01 (ASU 2017-01) Business Combinations (Topic 805): Clarifying the Definition of a Business, changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the standard suggests that the set of transferred assets and activities is not a business. The guidance requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. ASU 2017-01 is effective for fiscal years after December 15, 2018. The adoption of ASU 2017-01 did not have a material impact on the combined financial statements.

Accounting Standards Update No. 2016-15 (ASU 2016-15) Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018. Caliber adopted ASU 2016-15 on January 1, 2019 and retrospectively applied the guidance to all periods presented. As a result, the Company has reclassified certain contingent consideration payments in its previously reported combined statement of cash flows as of December 31, 2018.

Accounting Standards Update No. 2016-18 (ASU 2016-18) Statement of Cash Flows (Topic 230) Restricted Cash, addresses the classification and presentation of changes in restricted cash on the statement of cash flows. This new standard requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective for fiscal years beginning after December 15, 2018. Caliber adopted ASU 2016-18 on January 1, 2019 and retrospectively applied the guidance to all periods presented. As a result, the combined statements of cash flows include restricted cash with cash and cash equivalents when reconciling the beginning and end of period total amounts shown, and changes in restricted cash are no longer presented as a component of operating activities.

Recent Accounting Guidance Not Yet Adopted

Accounting Standards Update No. 2016-13 (ASU 2016-13) Financial Instruments—Credit Losses (Topic 326), requires expected credit losses for financial instruments held at the reporting date to be measured based on historical experience, current conditions and reasonable and supportable forecasts. The update eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. Previously, when credit losses were measured under GAAP, an entity generally only considered past events and current conditions in measuring the incurred loss. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. The adoption of ASU 2016-13 will not have a material impact on the combined financial statements.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

3. New Accounting Standards (continued)

Accounting Standards Update No. 2017-04 (ASU 2017-04) Simplifying the Test for Goodwill Impairment, simplifies the accounting for goodwill impairment by eliminating Step 2 of the goodwill impairment test under Accounting Standards Codification (ASC) 350. ASU 2017-04 is effective for fiscal years after December 15, 2019, with early adoption permitted. The adoption of ASU 2017-04 will not have a material impact on the combined financial statements.

Accounting Standards Update No. 2018-13 (ASU 2018-13) Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement no longer requires entities to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2018-13 also eliminates, for nonpublic entities, the requirement to disclose changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements and eliminates the requirement to reconcile the opening balances to the closing balances of recurring Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years after December 15, 2019. The adoption of ASU 2018-13 will result in incremental disclosures within the fair value measurements footnote.

Accounting Standards Update No. 2018-15 (ASU 2018-15) Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, requires a customer in a cloud computing arrangement that is a service contract to follow the internal use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. ASU 2018-15 is effective for fiscal years after December 15, 2019. The adoption of ASU 2018-15 will not have a material impact on the combined financial statements.

4. Servicing Advances, Net

Servicing advances, net consist of the following (in thousands):

	December 31,
	2019	2018
Principal and interest	$1,980	$25,280
Taxes and insurance	86,409	129,171
Default and other	44,441	93,184

Servicing advances	132,830	247,635
Less reserve for servicing advances	(13,200)	(16,258)

Total servicing advances, net	$119,630	$231,377

The provision for servicing advance losses was $13.0 million, $14.4 million, and $16.6 million for the years ended December 31, 2019, 2018, and 2017, respectively.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

5. Mortgage Loans Held For Sale, at Fair Value

Mortgage loans held for sale, at fair value, represents mortgage loans originated and held until sold to secondary market investors, such as GSEs or other third parties, or transferred into GNMA securitization pools. A summary of the unpaid principal balance of mortgage loans held for sale by type and the related aggregate fair value adjustments are presented below (in thousands):

	December 31,
	2019	2018
Government(1)	$3,416,798	$977,548
Conventional(2)	2,655,160	1,176,091
Jumbo and other	353,215	370,348
Fair value adjustment	213,949	91,115

Total mortgage loans held for sale, at fair value	$6,639,122	$2,615,102

(1)	Includes loans insured by FHA, VA, and the United States Department of Agriculture (USDA) eligible to transfer into GNMA securitization pools.
(2)	Includes loans eligible for sale to FNMA and FHLMC.

The following table summarizes the activity in the balance of mortgage loans held for sale (in thousands):

	Year Ended December 31,
	2019	2018
Fair value beginning of year	$2,615,102	$2,902,248
Mortgage loans originated and purchased	62,482,681	41,928,222
Proceeds on sales and payments received	(58,581,495)	(42,204,850)
Change in fair value (1)	122,834	(10,518)

Fair value end of year	$6,639,122	$2,615,102

(1)

Includes a $(0.4) million and $(3.3) million change in fair value adjustment for the years ended December 31, 2019 and 2018, respectively, recorded against certain balance sheet accounts, primarily reserves for repurchases, which are represented in other liabilities on the combined balance sheets.

The Company had $12.9 million and $10.3 million of unpaid principal balances of mortgage loans held for sale on nonaccrual status at December 31, 2019 and 2018, respectively. The fair value of loans held for sale on nonaccrual status at December 31, 2019 and 2018 was approximately $10.3 million and $9.0 million, respectively.

For certain loans transferred into GNMA securitization pools, Caliber, as the issuer and servicer, has the right to repurchase any individual loan in a GNMA securitization pool if that loan meets certain criteria, including being unpaid for three consecutive months. GNMA repurchased loans are repurchased to sell to third party investors or modified to transfer back to GNMA securitization pools. For the years ended December 31, 2019 and 2018, Caliber repurchased $1.0 billion and $698.1 million of mortgage loans, respectively, out of GNMA securitization pools.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

5. Mortgage Loans Held For Sale, at Fair Value (continued)

Gain on sale, net is comprised of the following (in thousands):

	Year Ended December 31,
	2019	2018	2017
Gain on sale	$190,112	$135,865	$431,985
Origination of mortgage servicing rights	946,257	551,270	451,716
Realized gain (loss) from derivative financial instruments	(206,327)	82,263	(60,201)
Change in fair value	123,220	(7,222)	31,689
Unrealized gain (loss) on derivative instruments	51,962	(23,775)	(4,947)
Provision for repurchases	(11,991)	(12,599)	(9,756)

Total gain on sale, net	$1,093,233	$725,802	$840,486

6. Mortgage Servicing Rights (MSRs)

The Company sells loans on a servicing-retained basis and acquires MSRs from third parties. In addition, certain MSRs were contributed to the Company by an affiliate. The MSRs give Caliber the contractual right to receive service fees and other remuneration in exchange for performing loan servicing functions on behalf of investors in mortgage loans and securities. The Company receives a base servicing fee from the investors ranging from 0.25% to 1.00% annually on the outstanding principal balances of the loans.

The activity related to MSRs is as follows (in thousands):

	Year Ended December 31,
	2019	2018
Fair value at beginning of year	$1,744,687	$1,296,750
MSRs retained upon sale	946,257	551,270
Contributions of servicing assets from affiliates	11,971	12,815
Sale of mortgage servicing rights	(310,275)	(32,443)
Other purchase adjustments (1)	(4,243)	(2,981)
Changes in fair value (2):
Changes in valuation inputs and assumptions (3)	(281,552)	142,753
Other changes in fair value (4)	(363,275)	(223,477)

Fair value at end of year	$1,743,570	$1,744,687

(1)

Includes $4.2 million and $3.0 million of reimbursements for MSR purchase premiums for loans that meet early payoff and early delinquency triggers for the years ended December 31, 2019 and 2018, respectively.

(2)

The change in fair value of MSR per the table above does not include $79.2 million and $(29.4) million MSR hedge gain (loss) for the years ended December 31, 2019 and 2018, respectively, which are included in the change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income.

(3)

Changes in valuation inputs and assumptions includes $(2.8) million and $(0.4) million in deal costs and $(19.8) million and $(0.2) million in premium prepayment protection reimbursement associated with MSR sales for the years ended December 31, 2019 and 2018, respectively.

(4)	Represents the realization of expected cash flows over time, primarily due to borrower payments.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

6. Mortgage Servicing Rights (MSRs) (continued)

During 2019 and 2018, respectively, $12.0 million and $12.8 million of fair value of servicing rights on nonperforming loans associated with securitizations structured by affiliates were contributed to the Company. These servicing rights are short term in nature due to the fact that the securitization notes can be called at the end of the first year and re-performing loans are regularly purchased out of the securitization for resale on a servicing released basis by the affiliated entity. The affiliates also limit transferability of the servicing rights and add additional operational and reporting requirements.

For valuing third party MSRs and originated affiliate MSRs, the Company uses a stochastic discount rate by utilizing an option adjusted spread. Use of an option adjusted spread captures the benefit of a dynamic discount rate versus a static discount rate. Contributed affiliate MSRs are valued utilizing a static discount rate. The key economic assumptions used to measure the MSRs are shown below along with the hypothetical effect on the fair value of the MSRs using various unfavorable variations to the key assumptions (dollars in thousands):

	December 31,
	2019	2018
MSR Asset - Servicing for Third Parties	$1,733,588	$1,716,922
Prepayment speeds:	11.8%	10.6%
10% adverse change	$(107,434)	$(55,153)
20% adverse change	$(176,008)	$(116,961)
Option Adjusted Spread rate:	727	616
10% adverse change	$(49,934)	$(32,354)
20% adverse change	$(96,926)	$(74,001)

MSR Asset - Servicing for Affiliates	$9,981	$27,766
Prepayment speeds:	29.8%	34.6%
10% adverse change	$(610)	$(1,400)
20% adverse change	$(1,163)	$(2,683)
Static discount rates:	40.0%	40.0%
10% adverse change	$(65)	$(157)
20% adverse change	$(128)	$(311)
Option Adjusted Spread rate:	1,437	1,365
10% adverse change	$(154)	$(467)
20% adverse change	$(297)	$(904)

7. Property and Equipment, Net

Property and equipment, net is comprised of the following (in thousands):

	December 31,
	2019	2018
Software	$75,621	$66,372
IT equipment	37,702	46,008
Leasehold improvements	26,384	26,357
Furniture and fixtures	17,360	17,958

	157,067	156,695
Less accumulated depreciation and amortization	(89,715)	(70,948)

Total property and equipment, net	$67,352	$85,747

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

8. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following (in thousands):

	December 31,
	2019	2018
Derivative assets	$100,504	$68,627
Goodwill and intangible assets	64,937	64,957
Operating lease right-of-use asset	62,354	—
MBS held for sale	—	27,298
Receivable for foreclosed loans backed by government guarantee	23,554	23,690
Prepaid expenses	22,007	17,188
Collateral deposits placed with counterparties	19,610	22,053
Credit facilities receivable	12,193	11,074
Pairoff asset	2,451	—
Loans in process and settlements in process	17,416	12,581
Other assets	49,921	34,362

Total prepaid expenses and other assets	$374,947	$281,830

Goodwill and Intangible Assets

The following table presents changes in the carrying amount of goodwill for the periods indicated (in thousands):

	December 31,
	2019	2018
Balance at beginning of year	$64,937	$64,937
Goodwill acquired during the year	—	—
Goodwill reclassifications during the year	—	—

Balance at end of year	$64,937	$64,937

The following table presents the Company’s intangible assets for the periods indicated (in thousands):

	Non-Compete Agreements
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
December 31, 2018	$3,262	$3,242	$20	0.5

Caliber recognized $0.7 million of amortization expense on non-compete agreements for the year ended December 31, 2018. The remaining net carrying amount of $20 thousand as of December 31, 2018 was fully amortized in 2019.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

9. Other Liabilities

Other liabilities consist of the following (in thousands):

	December 31,
	2019	2018
Deferred tax liability, net	$148,700	$139,157
Operating lease liability	78,178	—
Derivative liability	22,607	28,977
Other repurchase debt	—	27,512
Reserve for repurchases and indemnifications	18,410	20,735
Acquisition earnout	1,833	4,716
Collateral deposits received from counterparties	1,351	665
Other	60,750	60,355

Total other liabilities	$331,829	$282,117

Acquisitions

As part of acquisitions, the Company agrees to pay the sellers a deferred purchase price, which is contingent upon funded loan volume or future net income during the earnout period following the acquisition date (the earnout).

A reconciliation of the beginning and ending balances of the Company’s contingent earnout liabilities measured at fair value on a recurring basis using Level 3 inputs (see Fair Value Measurements footnote for Level 3 description) is as follows (in thousands):

	Years Ended December 31,
	2019	2018
Balance at the beginning of period	$4,716	$12,598
Changes in fair value recognized in earnings (1)	265	(2,548)
Settlements	(3,148)	(5,334)

Balance at end of period	$1,833	$4,716

(1)	Recognized in the combined statements of operations and comprehensive income within general and administrative expenses.

As earnout amounts to be paid out are based on future income and funded loan volume, the amount of the future earnout liabilities may be different than originally projected. The Company estimated the fair value of its contingent earnout liabilities as of December 31, 2019 using the same method as at acquisition date for each of its earnout liabilities. For the years ended December 31, 2019 and 2018, changes in fair value recognized in earnings represent changes in estimated projected payouts.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

10. Reserve for Repurchases and Indemnifications

Certain loan sale agreements include provisions requiring the Company to repurchase a loan if a borrower fails to make certain initial loan payments or if the accompanying mortgage loan fails to meet customary representations and warranties. These representations and warranties are made to the loan purchasers about various characteristics of the loans, such as manner of origination, the nature and extent of underwriting standards applied, and the types of documentation being provided and typically are in place for the life of the loan. In addition, an investor may request that the Company refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid within a certain amount of time from the date of sale.

The Company records a provision for estimated repurchases and premium recapture on loans sold, which is recorded as a component of gain on sale, net. The reserve for repurchases is included as a component of other liabilities. Reserve levels are a function of expected losses based on actual pending and expected claims, repurchase requests, historical experience, and loan volume. The Company evaluates the adequacy of the reserve based on the current regulatory environment and changes to the framework, and adjusts the reserve to reflect the best estimate of probable future losses.

The activity of the outstanding repurchase and indemnification reserves was as follows (in thousands):

	December 31,
	2019	2018
Reserves, beginning of year	$20,735	$17,745
Additions	11,991	12,599
Charge-offs and other adjustments	(14,316)	(9,609)

Reserves, end of year	$18,410	$20,735

11. Derivative Financial Instruments

The following tables provide the outstanding notional balances and fair values of outstanding positions for the dates indicated, and recorded gains (losses) during the periods indicated (in thousands):

	Outstanding Notional	Fair Value	Recorded Gain (Loss)
For the year ended December 31, 2019
Assets:
IRLCs	$4,859,237	$74,572	$46,887
LPCs	1,230,084	8,031	2,463
Correspondent mandatory commitments	5,982	36	31
Forward commitments	4,811,044	12,126	(9,956)
Options on Treasury futures	7,000,200	5,313	(9,462)
Treasury futures	89,900	164	(4,442)
Options on Eurodollar futures	750,000	262	250
Liabilities:
IRLCs	218,425	(569)	(270)
LPCs	583,225	(1,834)	(1,749)
Forward commitments	10,414,308	(18,408)	6,173
Treasury futures	5,500	(1,796)	2,035
Eurodollar futures	—	—	180
Deposits placed with counterparties		19,610
Deposits received from counterparties		1,351

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

11. Derivative Financial Instruments (continued)

	Outstanding Notional	Fair Value	Recorded Gain (Loss)
For the year ended December 31, 2018
Assets:
IRLCs	$1,602,034	$27,685	$(3,942)
LPCs	647,562	5,568	1,107
Correspondent mandatory commitments	1,200	5	(11)
Forward commitments	1,432,000	22,082	21,182
Options on Treasury futures	2,250,000	8,668	3,930
Treasury futures	831,500	4,606	4,606
Options on Eurodollar futures	1,000,000	13	(213)
Liabilities:
IRLCs	53,718	(299)	103
LPCs	39,716	(85)	287
Correspondent mandatory commitments	—	—	3
Forward commitments	3,198,300	(24,581)	(20,951)
Treasury futures	346,000	(3,831)	(3,831)
Eurodollar futures	1,108,000	(181)	(180)
Deposits placed with counterparties		22,053
Deposits received from counterparties		665

The estimated fair value of all derivative instruments is recorded in prepaid expenses and other assets and other liabilities in the combined balance sheets. The initial and subsequent changes in the value of IRLCs, LPCs, and correspondent mandatory commitments are recorded as a component of gain on sale, net in the combined statements of operations and comprehensive income. Changes in fair value of the derivative financial instruments used to hedge IRLCs, LPCs and mortgage loans held for sale are included in gain on sale, net on the combined statements of operations and comprehensive income, and changes in fair value of the derivative financial instruments used to hedge MSRs are included in change in fair value of mortgage servicing rights on the combined statements of operations and comprehensive income.

Interest rate lock commitments represent an agreement to extend credit to a mortgage applicant whereby the interest rate is set prior to funding. Loan purchase commitments represent an agreement to purchase loans from a third party originator also whereby the interest rate is set prior to funding. These loan commitments bind the Company (subject to the loan approval process) to fund the loan at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs and LPCs are subject to interest rate risk and related price risk during the period from the date of the commitment through the loan funding date or expiration date. The borrower is not obligated to obtain the loan; thus, the Company is subject to fallout risk (pull-through) related to IRLCs and LPCs, which is realized if approved borrowers choose not to close on the loans within the terms of the commitments.

Correspondent mandatory commitments represent a loan sales agreement in which a correspondent seller commits to deliver a certain principal amount of mortgage loans to the Company at a specified price on or before a specified date. The Company is obligated to maintain its agreed-upon price regardless of changes in the marketplace. The correspondent seller is obligated to deliver the agreed-upon amount of mortgage loans. If the correspondent seller fails to deliver the amount of mortgages necessary to fulfill the commitment by the specified date, it is obligated to pay a “pair-off” fee, based on then-current market prices, to the Company to compensate for any delivery shortfall.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

11. Derivative Financial Instruments (continued)

Mortgage loans held for sale, which the Company carries at fair value, are subject to interest rate and price risk from the loan funding date until the date the loan is sold into the secondary market. Generally, the fair value of a loan will decline in value in the secondary market when interest rates increase and will rise in value when interest rates decrease. The Company is also exposed to risk relative to the fair value of its MSRs. The Company is exposed to loss in fair value of its MSRs when interest rates decrease. To mitigate interest rate and price risk on the IRLCs, mortgage loans held for sale, and MSRs, the Company enters into futures, options, and forward commitments to provide an economic hedge.

12. Debt

A summary of the balances of debt for the dates indicated is presented below (in thousands):

	December 31, 2019		December 31, 2018
	Principal Outstanding	Collateral Pledged (1)	Principal Outstanding	Collateral Pledged (1)	Maturity
Vericrest Financial Advance Trust 2010-ADV1 (2)	$—	$—	$52,228	$84,226
Vericrest Financial Advance Trust 2012-ADV1A ($25 million)	18,436	19,314	31,210	32,110	12/7/2020
$35 million Servicer advance facility (3)	27,710	36,205	—	—	9/25/2020

Servicer advance facilities principal amount	46,146	55,519	83,438	116,336
Debt issuance costs	(86)	—	(141)	—

Servicer advance facilities, net	$46,060	$55,519	$83,297	$116,336

Servicer advance wt. average interest rate	4.06%		4.43%
Warehouse A ($750 million) (4)	$739,006	$748,247	$489,944	$496,725	2/26/2020
Warehouse B ($1.636 billion)	1,518,986	1,527,006	780,253	782,370	10/22/2020
Warehouse C ($950 million) (5)	938,136	948,353	110,170	112,851	4/6/2020
Warehouse D ($595 million) (5)	588,913	602,458	171,202	175,444	6/30/2020
Warehouse E ($750 million)	578,531	600,146	253,511	261,727	12/7/2020
Warehouse F ($250 million)	234,695	237,302	102,476	103,940	9/27/2020
Warehouse G ($350 million) (6)	278,415	295,800	107,396	121,277	5/8/2020
Warehouse H ($750 million) (7)	596,271	611,178	119,824	122,861	7/24/2020
Warehouse I ($500 million)	486,787	504,038	310,351	320,061	8/27/2021
Warehouse J ($372 million)	357,886	361,846	—	—	9/25/2020

Warehouse facilities principal amount	6,317,626	6,436,374	2,445,127	2,497,256
Debt issuance costs	(1,493)	—	(1,872)	—

Warehouse credit facilities, net	$6,316,133	$6,436,374	$2,443,255	$2,497,256

Warehouse wt. average interest rate	3.57%		4.68%
$250 million MSR facility	$208,000	$307,130	$205,000	$336,586	7/10/2024
$550 million MSR facility	430,000	692,976	471,000	701,735	7/8/2024
Variable funding note repo	115,000	259,003	90,000	203,424	10/22/2021
GMSR series term notes	325,000	464,286	325,000	464,286	5/25/2023

MSR facilities principal amount	1,078,000	1,723,395	1,091,000	1,706,031
Debt issuance costs	(6,776)	—	(7,712)	—

MSR financing facilities, net	$1,071,224	$1,723,395	$1,083,288	$1,706,031

MSR facilities wt. average interest rate	4.93%		5.59%

(1)

Collateral must be maintained at or above levels specified in the various debt agreements. Outstanding borrowings are monitored and the Company is required to deliver additional collateral if the fair value of the underlying collateral falls below the various specified amounts.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

12. Debt (continued)

(2)	On January 31, 2019, this facility was paid in full.
(3)	Advance facility is with the lending institution with whom the Company also holds the Warehouse J line of credit. The maximum borrowing limit for the lender is $400 million.
(4)	Subsequent to December 31, 2019, this facility was extended through February 24, 2021.
(5)	Subsequent to December 31, 2019, these facilities were extended through June 29, 2021.
(6)	Subsequent to December 31, 2019, this facility was extended through May 7, 2021.
(7)	Subsequent to December 31, 2019, this facility was extended through July 26, 2021.

Accrued interest payable, which is presented in accounts payable and accrued expenses on the combined balance sheets, was $14.5 million and $12.3 million as of December 31, 2019 and 2018, respectively for the above facilities. The Company is charged variable interest rates on amounts borrowed under all facilities.

Caliber has determined that the SPEs created in connection with the Vericrest Financial Advance Trust servicer advance facilities are VIEs of which Caliber is the primary beneficiary.

A summary of the assets and liabilities of the VIEs included in the Company’s combined financial statements is presented below for the periods indicated (in thousands):

	December 31,
	2019	2018
Assets
Servicing advances, net	$22,017	$115,103
Prepaid expenses and other assets	1,619	8,022

Total assets	$23,636	$123,125

Liabilities
Servicer advance facilities, net	$18,350	$83,297
Accounts payable and accrued expenses	13,213	47,331

Total liabilities	$31,563	$130,628

Note: VIEs established to support Vericrest Financial Advance Trust 2010-ADV1 were dissolved effective April 12, 2019.

Warehouse Credit Facilities

Warehouse lines of credit – In order to facilitate the origination and sale of mortgage loans held for sale, the Company enters into various agreements with warehouse lenders. Such agreements are in the form of repurchase agreements with banks and other financial institutions. Mortgage repurchase financing arrangements are collateralized by the underlying mortgage loans. These transfers do not meet the criteria for sale accounting and are therefore recorded as secured borrowings in which the assets remain on the balance sheet within mortgage loans held for sale, at fair value and the proceeds from the transaction are recognized as a liability in warehouse credit facilities, net.

The Company has ten warehouse lines of credit with an aggregate borrowing capacity totaling $6.90 billion and $4.45 billion as of December 31, 2019 and 2018, respectively.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

12. Debt (continued)

In May 2019, the agreement with Warehouse B was amended to extend additional incremental funding from a third party for certain loan products. As of December 31, 2019, incremental funding available through this facility was $51.4 million. In August 2019, Warehouse I was terminated and replaced with a separate $500 million facility extended by a different legal entity within the same company as the original facility.

From time to time, certain warehouse lines of credit are temporarily increased in order to facilitate increased volumes. As of December 31, 2019, Warehouse B has a temporary facility size increase of $500 million, Warehouse C has a temporary facility size increase of $200 million, Warehouse D has a temporary facility size increase of $195 million, and Warehouse E has a temporary facility size increase of $250 million. All four temporary facility size increases are included in the facility size presented on the debt table above and expired February 2020.

The Company has a master repurchase agreement with a third party which gives the Company the ability to temporarily exchange mortgage backed securities for cash with the obligation to repurchase the securities at a future date. The obligation as of December 31, 2018 was $25.5 million and is included in other liabilities on the combined balance sheets. There were no outstanding commitments as of December 31, 2019.

MSR Financing Facilities

On April 2, 2018, Caliber entered into multiple financing agreements that were used to pay off the existing Senior Secured Term Loan facility, as well as facilitate growth of MSRs. The MSR financing facilities are collateralized by the Company’s FNMA, FHLMC, and GNMA MSRs.

The Company formed an SPE, CHL GMSR Issuer Trust (the Trust), for the purpose of financing GNMA MSRs and participations in GNMA MSRs. Caliber created a participation certificate which represents a beneficial interest in Caliber’s GNMA MSRs. On April 2, 2018, Caliber entered a Participation Certificate Master Repurchase Agreement with the Trust allowing Caliber to transfer the participation certificate to the Trust and pledge the full GNMA MSR value in exchange for i) MSR Collateralized Notes, Series 2018-VF1 (VFN), ii) cash from the future issuance of term notes (Term Notes) to institutional investors, iii) and the Owner Trust Certificate.

Caliber simultaneously entered a master repurchase agreement to borrow against the value of the VFN (the VFN Repo) with the lending institution with whom the Company also holds the Warehouse B warehouse line of credit. As of December 31, 2019, the maximum borrowing sublimit of the VFN Repo was $200 million, and the maximum temporary aggregate base borrowing limit for the lender was $1.7 billion. Caliber incurs a commitment fee of 0.15% of the facility sublimit for each three-month period.

On May 7, 2018, the Trust issued MSR Collateralized Notes, Series 2018-GT1 (GMSR series term notes) in the total amount of $325.0 million. GMSR series term notes were issued in two classes, Class A Term Notes and Class B Term Notes. The initial note balance for the Class A Term Notes was $278.6 million, and for the Class B Term Notes, $46.4 million. The Term Notes have an optional extension period not to extend two years past the stated maturity date.

Caliber has determined that the SPE created in connection with the VFN and GMSR series term notes is a VIE of which Caliber is the primary beneficiary.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

12. Debt (continued)

A summary of the assets and liabilities of the VIE included in the Company’s combined financial statements is presented below for the periods indicated (in thousands):

	December 31,
	2019	2018
Assets
Mortgage servicing rights, at fair value	$614,795	$567,553
Prepaid expenses and other assets	158,930	60,573

Total assets	$773,725	$628,126

Liabilities
MSR financing facilities, net	$508,581	$467,628
Accounts payable and accrued expenses	252	291

Total liabilities	$508,833	$467,919

Financial Covenants

As of December 31, 2019, the Company was in compliance with the covenants on its borrowing arrangements and credit facilities. These covenants generally relate to the Company’s profitability, tangible net worth, liquidity reserves, leverage requirements and limit dividends and distributions.

13. Income Taxes

Income tax expense attributable to income from continuing operations consists of (in thousands):

	For the year ended December 31,
	2019	2018	2017
Current
Federal	$—	$—	$—
State & Local	11	23	93

	11	23	93

Deferred
Federal	6,205	35,012	(21,970)
State & Local	389	12,173	3,360

	6,594	47,185	(18,610)

Total income tax expense (benefit)	$6,605	$47,208	$(18,517)

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

13. Income Taxes (continued)

The reconciliation between the federal statutory income tax rates and the Company’s effective consolidated income tax rate from continuing operations is as follows (dollars in thousands):

	For the year ended December 31,
	2019		2018		2017
	Tax Amount	Rate	Tax Amount	Rate	Tax Amount	Rate
Tax expense at federal statutory rate	$5,929	21.00%	$37,012	21.00%	$28,531	35.00%
Change in federal tax rate	—	—%	—	—%	(49,654)	(60.91)%
State taxes, net of federal benefit	319	1.13%	9,639	5.47%	2,112	2.59%
Other	357	1.26%	557	0.32%	494	0.60%

Total income tax expense (benefit)	$6,605	23.39%	$47,208	26.79%	$(18,517)	(22.72)%

The Company’s effective income tax rate from continuing operations was 23.39% and 26.79% for the years ended December 31, 2019 and 2018, respectively, compared to the statutory rate of 21.00%. Several factors influence the effective tax rate. Items increasing the rate include income taxes paid in various state jurisdictions and meals, entertainment, and qualified transportation expenses which are non-deductible for income tax purposes.

The Company’s effective income tax rate from continuing operations was (22.72)% for the year ended December 31, 2017, compared to the statutory rate of 35.00%. The item with the most significant benefit to the effective tax rate was due to the provisional revaluation of the Company’s net deferred tax liability at December 31, 2017 as a result of the Tax Cuts and Jobs Act being signed into law on December 22, 2017. Other items that increased the rate included income taxes paid in various state jurisdictions and meals and entertainment expenses which are non-deductible for income tax purposes.

Deferred income tax amounts reflect the net tax effect of basis differences in assets and liabilities for financial reporting and income tax purposes and the Company’s tax attribute carryforwards. Significant components of the Company’s deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,
	2019	2018
Deferred Tax Assets
Net operating loss carryforwards	$170,854	$181,569
Accruals	5,423	17,984
Reserves for repurchases, indemnifications, and servicer advances	7,789	9,167
Goodwill	—	1,190
Operating lease liability	19,264	—
Other, net	4,146	4,696

Total Deferred Tax Assets	207,476	214,606

Deferred Tax Liabilities
Mortgage servicing rights, net	(324,122)	(351,833)
Goodwill	(738)	—
Unrealized gain on derivatives	(15,952)	(1,930)
Operating lease right-of-use asset	(15,364)	—

Total Deferred Tax Liabilities	(356,176)	(353,763)

Net Deferred Tax Asset / (Liability) (1)	$(148,700)	$(139,157)

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

13. Income Taxes (continued)

(1)	The net deferred tax liability of $148.7 million and $139.2 million as of December 31, 2019 and 2018, respectively, is included in other liabilities on the combined balance sheets.

Caliber Home Loans, Inc. and Caliber Funding, LLC (formerly taxed as a disregarded entity for US tax purposes) merged effective August 1, 2013. Since the transaction was not considered a business combination, there were no purchase accounting entries made to deferred taxes. However, Caliber Funding LLC (Funding) experienced an ownership change as a result of the transaction, causing a limitation on the annual use of the net operating loss carryforwards from Funding. Gross accumulated net operating losses giving rise to deferred tax assets consist of $693.3 million as of December 31, 2019, of which $35.9 million is attributable to Funding. The net operating losses of Funding are subject to an annual Internal Revenue Code Section 382 limitation of $5.8 million. The consolidated net operating losses will begin to expire in 2029.

The Company regularly reviews the carrying amount of its deferred tax assets to determine if a valuation allowance is necessary. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative, in evaluating the need for a valuation allowance. Significant judgment is required in assessing future earnings trends, the timing of reversals of temporary differences, projected future taxable income, as well as tax planning strategies. The Company’s evaluation is based on current tax laws as well as management’s expectations of future performance. For years ending in 2019 and 2018, the Company believes that it is more likely than not that its deferred tax asset will be realized and thus has recorded no valuation allowance.

The Company analyzes uncertain income tax positions in accordance with ASC 740, Income Taxes, as required by generally accepted accounting principles. To the extent a tax position does not meet a more likely than not level of certainty, no benefit is recognized in the combined financial statements. If a position meets the more likely than not level of certainty, it is recognized in the combined financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s policy is to analyze the tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction). As of December 31, 2019 and 2018, the Company concluded that no uncertain tax positions were required to be recognized in the combined financial statements. It is the Company’s practice to recognize interest and penalties related to income tax matters in income tax expense. No amounts were recognized for interest and penalties during the years ended December 31, 2019. 2018, or 2017.

The Company files income tax returns in the U.S. federal jurisdiction and numerous state jurisdictions and is subject to routine audits by these taxing jurisdictions; however, there are currently no income tax audits for any tax periods in progress. As of December 31, 2019, the Company is no longer subject to U.S. federal income tax examinations for tax years prior to 2016 and state income tax examinations prior to 2015.

14. Concentrations of Risk

Risks and Uncertainties

In the ordinary course of business, the Company will encounter certain economic and regulatory risks. Economic risks include credit risk, interest rate risk and market risk. Credit risk is the risk of default, primarily in the loan portfolio that results from borrowers’ inability or unwillingness to make contractually required payments. Interest

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

14. Concentrations of Risk (continued)

rate risk is the risk that the valuation of the Company’s interest sensitive assets and liabilities and its net interest income will change due to changes in interest rates. Market risk includes the inability of prospective borrowers to engage in home purchase transactions or mortgage refinances. Regulatory risks include administrative enforcement actions and/or civil or criminal liability resulting from any alleged failure to comply with the laws and regulations applicable to the Company’s business.

Concentrations

The Company originated or purchased loans in 50 states and the District of Columbia, with significant activity (approximately 5% or greater of total originations) in the following states:

Percentage of Originations
2019
State:
California	19.12%
Washington	10.45
Florida	8.68
Texas	5.75
Colorado	5.12
2018
State:
California	18.83%
Washington	9.67
Florida	9.38
Texas	6.65

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

14. Concentrations of Risk (continued)

The total unpaid principal balance of the servicing portfolio, including mortgage loans held for sale, was approximately $148.4 billion and $151.5 billion as of December 31, 2019 and 2018, respectively. Of this population, the unpaid principal balance of loans originated by the Company and sold servicing retained was $121.2 billion and $121.2 billion as of December 31, 2019 and 2018, respectively. The servicing portfolio as of December 31, 2019 and 2018, respectively, included $758.6 million and $512.4 million of unpaid principal that was being interim serviced and scheduled to service release. The Company serviced loans in 50 states, the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands with significant activity (approximately 5% or greater of total servicing) in the following states:

Percentage of Servicing Unpaid Principal Balance
2019
State:
California	18.36%
Florida	9.34
Washington	8.39
Texas	6.42
New Jersey	4.92
2018
State:
California	20.53%
Florida	9.03
Washington	8.04
Texas	6.40
New Jersey	5.01

Significant Customers

The following table presents newly originated loans that the Company sold to investors or transferred into GNMA securitization pools (in thousands):

	Year Ended December 31,
	2019		2018
GNMA	$25,859,985	45.2%	$17,826,181	43.2%
FHLMC	17,323,691	30.3%	14,215,319	34.4%
FNMA	9,171,012	16.0%	4,289,610	10.4%
Other	4,863,246	8.5%	4,984,902	12.0%

	$57,217,934	100%	$41,316,012	100%

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

14. Concentrations of Risk (continued)

The following table presents the percentage of unpaid principal balance of loans serviced by the Company that are owned by affiliates or other third parties:

	December 31,
	2019	2018
FHLMC	33.9%	36.4%
GNMA	36.2%	34.1%
FNMA	19.1%	18.7%
Affiliate	6.1%	7.0%
Other	4.8%	3.8%

	100%	100%

Servicing Portfolio Characteristics

The characteristics of the loan and property assets owned by the Company’s affiliates and other third parties serviced by the Company are as follows:

	Servicing for Third Parties		Servicing for Affiliates
	December 31,		December 31,
	2019	2018	2019	2018
Performing loans	98.7%	98.6%	38.0%	37.1%
Nonperforming loans	1.2	1.3	20.9	29.5
Real estate owned	0.1	0.1	41.1	33.4

	100%	100%	100%	100%

Nonperforming loans are defined as being greater than 90 days contractually past due.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

15. Related-Party Transactions

In performing the servicing functions on loans owned by affiliates, the Company earns servicing-related fees. In addition, the Company settles transactions with its affiliates for servicing advances and cost associated with due diligence performed on behalf of the affiliates. The Company earned approximately $57.4 million, $83.8 million, and $110.5 million in servicing-related fees from affiliates in 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, the Company had outstanding advances of $2.0 million and $3.5 million, respectively, on loans serviced on behalf of affiliates.

At December 31, 2019 and 2018, the Company had receivables of $0.5 million and $0.4 million, respectively, primarily for due diligence costs incurred on behalf of the affiliates, which are included in prepaid expenses and other assets on the combined balance sheets.

During 2019 and 2018, respectively, $12.0 million and $12.8 million of fair value of servicing rights on nonperforming loans associated with securitizations structured by an affiliate were contributed to the Company. These contributions were recorded net of deferred taxes of $2.9 million and $3.2 million, respectively, to additional paid-in capital.

During both 2019 and 2018, Caliber sold originated non-agency mortgage loans with an unpaid principal balance of $1.5 billion to an affiliate, resulting in a gain of $31.0 million and $27.2 million for the years ended December 31, 2019 and 2018, respectively, which is included in gain on sale, net on the combined statements of operations and comprehensive income.

16. Employee Benefit Plans

The Company offers all eligible employees a defined contribution 401(k) plan. Employees are eligible to participate in the plan on the first day of the month following 30 days of service and may contribute up to 75% of their eligible compensation up to the allowable amount under the Internal Revenue Code. The Company offers a discretionary match of 50% of the first 6% contributed by employees. Employees vest in the Company discretionary match on a graded vesting schedule at 25% per completed year of service.

Certain key employees of Caliber participate in a long term cash incentive plan of LSF6 Mid-Servicer Holdings, LLC. Caliber recognizes compensation expense according to the plan provisions which is primarily based on certain triggers, such as a change of control.

Total expense recognized in connection with these plans was approximately $10.8 million, $14.2 million and $18.0 million for 2019, 2018 and 2017, respectively, which is included in compensation and benefits on the combined statements of operations and comprehensive income.

17. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

17. Fair Value Measurements (continued)

would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered fair value hierarchy based on the level of observable inputs used in the measurement of fair value (i.e., Level 1 represents quoted prices for identical assets or liabilities in an active market; Level 2 represents values using observable inputs, other than quoted prices included within Level 1; and Level 3 represents estimated values based on significant unobservable inputs). In addition, ASC 820 requires an entity to consider all aspects of nonperformance risk, including its own credit standing, when measuring the fair value of a liability. Under ASC 820, related disclosures are segregated for assets and liabilities measured at fair value based on the level used within the hierarchy to determine their fair values.

The following describes the methods and assumptions used by the Company in estimating fair values:

Cash and Cash Equivalents, Restricted Cash

The carrying value of cash and cash equivalents and restricted cash reported in the combined balance sheets approximates fair value.

Mortgage Loans Held for Sale

The Company measures mortgage loans held for sale at fair value. Mortgage loans held for sale are valued using a market approach by utilizing: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk; (ii) current commitments to purchase loans; or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As these prices are derived from market prices, the Company classifies these valuations as Level 2 in the fair value disclosures.

Mortgage Servicing Rights (MSR)

Servicing for Third Parties

The Company estimates the fair value of its mortgage servicing rights by using a stochastic discounted cash flow model which incorporates market-based assumptions that, in management’s judgment, are that which a market participant would have utilized and are comparable to market-based assumptions for similar loan types, as compared to the Company’s contractual servicing fee arrangements. The key assumptions utilized in the cash flow model are prepayment speeds, discount rates, and credit losses, which are based on market factors. These assumptions require the use of judgment and can have a significant impact on the determination of the MSR’s fair value. Accordingly, the Company classifies these valuations as Level 3 in the fair value disclosures. Prepayment speed and discount rate are significant unobservable inputs used in the fair value measurement of MSRs. Significant changes to either of these inputs could result in a material change in the MSR fair value measurement. Refer to Note 6, Mortgage Servicing Rights for further information about changes in significant unobservable inputs.

Servicing for Affiliates

The Company estimates the fair value of its net servicing asset for certain MSRs serviced for affiliates using an internally developed discounted cash flow model based on internal operating assumptions. The key assumptions utilized in the cash flow model are pay-down rate, which is based on the Company’s historical experience, and discount rate, which is based on market factors and cost of servicing. These assumptions require the use of judgment by the Company and can have a significant impact on the determination of the net servicing asset’s fair value. Other MSRs serviced for affiliates are fair valued using the same discounted cash flow model used to value MSRs serviced for third parties. Accordingly, the Company classifies these valuations as Level 3 in the fair value hierarchy.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

17. Fair Value Measurements (continued)

MBS Held for Sale

The Company measures MBS held for sale at fair value. MBS held for sale are valued using a market approach by utilizing: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk; (ii) current commitments to purchase loans; or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As these prices are derived from market prices, the Company classifies these valuations as Level 2 in the fair value disclosures.

Derivative Instruments

The Company enters into a variety of derivative financial instruments as part of its hedging strategy and carries these instruments at fair value on the combined balance sheets.

The Company enters into IRLCs and LPCs with prospective borrowers and other loan originators. These commitments are carried at fair value, which is computed based on quoted agency pricing and the Company’s estimate of the value pull-through rates. Pull-through rate is a significant unobservable input used in the fair value measurement of IRLCs and LPCs. A significant increase or decrease in the pull-through rate could result in a material increase or decrease in the fair value of IRLCs and LPCs, respectively. The Company classifies IRLCs and LPCs as Level 3 in the fair value disclosures.

The Company enters into correspondent mandatory commitments with correspondent sellers. These commitments are carried at fair value based on quoted agency pricing and the Company’s estimate of the value of the related MSR. Because the inputs used by the Company include significant unobservable inputs such as MSR values and this can have a significant impact on the calculated fair value, the Company classifies the correspondent mandatory commitments as Level 3 in the fair value disclosures.

Forward commitments, Treasury and Eurodollar futures, and options on Treasury and Eurodollar futures are used to mitigate the interest rate risk impact on IRLCs, mortgage loans held for sale, and MSRs. The estimated fair value of these derivative instruments are based on exchange prices or dealer market price and are therefore classified as Level 2 in the fair value disclosures.

Earnout

A contingent earnout liability has resulted from the Company’s acquisition of certain loan origination operations and certain assets from various third party entities. The values of the net assets acquired in the acquisitions and the resulting goodwill were recorded at fair value using Level 3 inputs. Refer to Note 9 for further information regarding this contingent earnout liability and the methodology and key assumptions used in the acquisition date fair value estimates.

Servicer Advance Facilities, Warehouse Credit Facilities, Secured Term Loan, MSR Financing Facilities, and Other Repurchase Debt

Each of the Company’s debt facilities bear interest at a rate that is periodically adjusted based on a market index; therefore, the carrying amount on the combined balance sheets approximates fair value.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

17. Fair Value Measurements (continued)

The estimated carrying amount and fair value of the Company’s financial instruments and other assets and liabilities measured at fair value on a recurring basis are as follows for the dates indicated (in thousands):

		Fair Value
	Carrying Amount	Level 1	Level 2	Level 3
December 31, 2019
Assets
Mortgage loans held for sale	$6,639,122	$—	$6,639,122	$—
MSRs	1,743,570	—	—	1,743,570
Derivative financial instruments:
IRLCs	74,572	—	—	74,572
LPCs	8,031	—	—	8,031
Correspondent mandatory commitments	36	—	—	36
Forward commitments	12,126	—	12,126	—
Options on Treasury futures	5,313	—	5,313	—
Treasury futures	164	—	164	—
Options on Eurodollar futures	262	—	262	—

Liabilities
Derivative financial instruments:
IRLCs	$569	$—	$—	$569
LPCs	1,834	—	—	1,834
Forward commitments	18,408	—	18,408	—
Treasury futures	1,796	—	1,796	—
Contingent liability (Earnout)	1,833	—	—	1,833

		Fair Value
	Carrying Amount	Level 1	Level 2	Level 3
December 31, 2018
Assets
Mortgage loans held for sale	$2,615,102	$—	$2,615,102	$—
MSRs	1,744,687	—	—	1,744,687
MBS held for sale	27,298	—	27,298	—
Derivative financial instruments:
IRLCs	27,685	—	—	27,685
LPCs	5,568	—	—	5,568
Correspondent mandatory commitments	5	—	—	5
Forward commitments	22,082	—	22,082	—
Options on Treasury futures	8,668	—	8,668	—
Treasury futures	4,606	—	4,606	—
Options on Eurodollar futures	13	—	13	—
Liabilities
Derivative financial instruments:
IRLCs	$299	$—	$—	$299
LPCs	85	—	—	85
Forward commitments	24,581	—	24,581	—
Treasury futures	3,831	—	3,831	—
Eurodollar futures	181	—	181	—
Contingent liability (Earnout)	4,716	—	—	4,716

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

17. Fair Value Measurements (continued)

The table below presents a reconciliation of all of the Company’s Level 3 assets and liabilities measured at fair value on a recurring basis (in thousands):

	Level 3 Recurring Fair Value Measurements
	Fair Value Beginning of Year	Change in Fair Value	Purchases, Sales, Issuances, Contributions and Settlements		Transfers In/Out of Level 3	Fair Value December 31
Year ended December 31, 2019
Mortgage servicing rights	$1,744,687	$(644,827)	$643,710(a)		$—	$1,743,570
IRLC, net	27,386	46,617	—		—	74,003
LPC, net	5,483	714	—		—	6,197
Correspondent mandatory commitments, net	5	31	—		—	36
Contingent liability (Earnout)	4,716	265	(3,148	)(b)	—	1,833

Year ended December 31, 2018
Mortgage servicing rights	$1,296,750	$(80,724)	$528,661	(c)	$—	$1,744,687
IRLC, net	31,225	(3,839)	—		—	27,386
LPC, net	4,089	1,394	—		—	5,483
Correspondent mandatory commitments, net	13	(8)	—		—	5
Contingent liability (Earnout)	12,598	(2,548)	(5,334	)(d)	—	4,716

(a)	Includes $(4,243) of purchases, $946,257 of issuances, $11,971 of contributions, and $(310,275) of sales.
(b)	Includes $(3,148) of settlements.
(c)	Includes $(2,981) of purchases, $551,270 of issuances, $12,815 of contributions, and $(32,443) of sales.
(d)	Includes $(5,334) of settlements.

18. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company and its subsidiaries are named as defendants in or parties to threatened litigation, including those related to regulation, litigation business transactions, employee-related matters and taxes, among others. In the Company’s opinion, the resolution of those proceedings will not have a material effect on its financial condition, results of operations, or cash flows.

The Company is subject to periodic audits and examinations, both formal and informal in nature, from various federal and state agencies, including those made as part of regulatory oversight of the Company’s mortgage origination, servicing and financing activities. Such audits and examinations could result in additional actions, penalties or fines by state or federal governmental bodies, regulators or the courts with respect to mortgage origination, servicing and financing activities, which may be applicable generally to the mortgage industry or to Caliber in particular.

Certain of the Company’s secondary market investors require minimum net worth (capital) requirements, as specified in the respective selling and servicing agreements. In addition, these investors may require capital ratios in excess of the stated requirements to approve large servicing transfers. To the extent that these requirements are not met, the Company’s secondary market investors may utilize a range of remedies ranging from sanctions, suspension or ultimately termination of the Company’s selling and servicing agreements, which would prohibit the Company from further origination or securitizing these specific types of mortgage loans or being an approved servicer.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

18. Commitments and Contingencies (continued)

Among the company’s various capital requirements related to its outstanding selling and servicing agreements, the most restrictive of these requires Caliber to maintain a minimum net worth balance of approximately $370.4 million as of December 31, 2019. The Company has maintained compliance with selling and servicing capital requirements.

Lease Commitments

The Company leases office space under operating leases expiring at various dates through 2028. Certain office space lease commitments have renewal options extending through 2038. In 2016, the Company entered into a lease agreement for its corporate office located in Coppell, Texas. The lease term is 11 years 8.5 months. The lease agreement provides a tenant improvement allowance as a lease incentive to apply against tenant improvement costs.

The Company has entered into certain capital leases for IT equipment expiring at various dates through 2023. The corresponding assets, in the amount of $11.2 million as of December 31, 2018, are included in property and equipment, net on the combined balance sheets.

The Company had rent expense of approximately $38.3 million for the years ended December 31, 2018 and 2017 in connection with these operating leases. Rent expense is included in occupancy and equipment on the combined statements of operations and comprehensive income.

Certain leases were abandoned prior to the end of the lease terms. Due to the fact that the lease costs will continue to be incurred under the contracts for the remaining term without economic benefit to the Company, a liability of $4.6 million was recorded as of December 31, 2018. This cost represents the fair value of the contract termination that pertains to the abandoned spaces, net of any existing or anticipated subleases, and is included in other liabilities on the combined balance sheets. Associated with the abandonment of leases, certain leasehold improvements, furniture and fixtures were disposed. Loss on the disposal of these assets in the amount of $1.9 million in 2018 was recorded in general and administrative operating expense on the combined statements of operations and comprehensive income.

As part of certain real estate operating lease agreements, the Company is required to maintain irrevocable letters of credit (LOCs) that can be drawn on by the applicable landlord in the case of default. The total amount of LOCs maintained was $4.1 million as of December 31, 2019 and 2018. Additionally, in connection with these LOCs, the Company maintained cash collateral balances in the amount of $4.2 million as of December 31, 2019 and 2018. The cash collateral is presented as restricted cash in the combined balance sheets. Through report issue date, no events of default have occurred and therefore, no draws have been made on the letters of credit.

19. Leases

The Company’s operating leases relate to office space, with remaining lease terms of generally 1 to 8 years. Certain lease arrangements contain options to extend the term for up to 5 years, at the then fair market rental rates. The lease of our corporate office has renewal options extending through 2038. As these extension options are not generally considered reasonably certain of exercise, they are not included in the lease term. As of December 31, 2019, operating lease ROU assets and liabilities were $62.4 million and $78.2 million, respectively.

The Company’s finance leases consist of various equipment leases with remaining lease terms of up to 3 years.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

19. Leases (continued)

The table below summarizes the Company’s net lease cost (in thousands):

Year Ended December 31, 2019
Operating lease cost	$28,974
Finance lease cost:
Amortization of finance right-of-use assets	6,244
Interest on finance lease liabilities	718
Short-term lease cost	2,178
Sublease income	(539)

Net lease cost	$37,575

The following table presents other information related to the Company’s leases (dollars in thousands):

Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$34,639
Financing cash flows from finance leases	4,965
Operating lease right-of-use assets recognized:
Upon adoption of ASU 2016-02	$72,052
New leases	18,791

$90,843
Weighted-average remaining lease term—finance leases, in years	2.10
Weighted-average remaining least term—operating leases, in years	4.04
Weighted-average discount rate- finance leases	6.41%
Weighted-average discount rate—operating leases	5.50%

At December 31, 2019, the maturity of lease liabilities under non-cancelable leases were as follows (in thousands):

	Operating Leases Real Estate	Finance Leases
2020	$31,194	$4,563
2021	20,005	3,144
2022	12,976	978
2023	7,164	26
2024 and thereafter	18,677	—

Total undiscounted cash flows	$90,016	$8,711
Less: imputed interest	11,838	556

Total operating lease liabilities	$78,178	$8,155

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

20. Segments

The Company’s Chief Executive Officer is its Chief Operating Decision Maker (CODM). The Company has determined that it has two reportable segments—Local and Direct. The key factors used to identify these reportable segments are how the company allocates resources and the nature of those expenditures which drive customer acquisition. This determination reflects how its CODM monitors performance, allocates capital and makes strategic and operational decisions. The Company’s segments are described as follows:

Local

In the Local segment, the Company originates loans though our loan originators in local branch offices throughout the country or through mortgage brokers independent of the Company that source loan applications to multiple mortgage banks. The Local Segment is particularly focused on purchase loans by growing, building, and maintaining the its relationships with partners, including brokers, realtors and homebuilders who have come to rely on the Company to provide superior customer service by delivering a predictable, timely and efficient mortgage process for the customers they introduce to the Company.

Revenues in the Local segment are generated primarily from the gain on sale of loans, which includes revenues from sales of loans into the secondary market, as well as the fair value of originated MSRs and hedging gains and losses. Also included in revenues are loan origination fees.

Direct

In the Direct segment, the Company directly interact with customers and potential customers using various performance marketing initiatives. The Direct Segment originates loans either though loan originators operating in call centers or through the acquisition of closed mortgage loans from other independent mortgage bankers and depository institutions. The Company relies on superior customer service and analytics to build strong relationships with its existing customers and to identify potential refinancing and purchase opportunities. Servicing activities are integral to the customer experience and allow the Company to maintain ongoing connectivity with our customers, which optimally positions us to retain the opportunity to assist with their future home financing needs.

Revenues in the Direct segment are generated primarily from the gain on sale of loans, which includes revenues from sales of loans into the secondary market, as well as the fair value of originated MSRs and hedging gains and losses. Also included in revenues are loan origination fees. Loan servicing income consists of the contractual fees earned for servicing loans and other ancillary servicing fees, as well as changes in the fair value of MSRs due to changes in valuation assumptions and realization of cash flows.

Other Information About Our Segments

The Company measures the performance of the segments primarily on a contribution margin basis. The accounting policies applied by our segments are the same as those described in Note 2, Significant Accounting Policies and the change in MSRs due to valuation assumptions is consistent with the changes described in Note 6, Mortgage Servicing Rights. Directly attributable expenses include salaries, commissions and team member benefits, general and administrative expenses and other expenses, such as servicing costs, marketing costs, IT costs and origination costs. Expenses not allocated to segments include administrative costs of executive management and other corporate functions that are not directly attributable to the Company’s operating segments.

The Company does not allocate assets to its reportable segments as they are not included in the review performed by the CODM for purposes of assessing segment performance and allocating resources. The balance sheet is managed on a combined basis and is not used in the context of segment reporting.

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

20. Segments (continued)

The tables below presents key operating data for our business segments (in thousands):

	Year Ended December 31, 2019
	Local	Direct	Total Company
Revenues:
Gain on sale, net	$832,923	$260,310	$1,093,233
Fee income	133,179	31,555	164,734
Servicing fees, net	—	490,073	490,073
Change in fair value of mortgage servicing rights	—	(565,640)	(565,640)
Other income	8,086	4,291	12,377

Total revenues	974,188	220,589	1,194,777
Interest income	92,703	114,749	207,452
Interest expense (1)	(95,003)	(105,460)	(200,463)
Plus: change in fair value of MSR due to valuation inputs and assumptions, net of hedge	—	202,365	202,365
Less: Depreciation and amortization	(8,966)	(2,231)	(11,197)
Less: Directly attributable expenses	(723,390)	(269,964)	(993,354)

Segment operating contribution	$239,532	$160,048	$399,580

(1)	Includes loss on extinguishment of debt

	Year Ended December 31, 2018
	Local	Direct	Total Company
Revenues:
Gain on sale, net	$639,282	$86,520	$725,802
Fee income	111,246	22,337	133,583
Servicing fees, net	—	485,514	485,514
Change in fair value of mortgage servicing rights	—	(110,086)	(110,086)
Other income (loss)	4,327	(61)	4,266

Total revenues	754,855	484,224	1,239,079
Interest income	77,418	71,354	148,772
Interest expense (1)	(75,564)	(106,839)	(182,403)
Plus: change in fair value of MSR due to valuation inputs and assumptions, net of hedge	—	(113,390)	(113,390)
Less: Depreciation and amortization	(8,506)	(1,508)	(10,014)
Less: Directly attributable expenses	(639,635)	(213,501)	(853,136)

Segment operating contribution	$108,568	$120,340	$228,908

(1)	Includes loss on extinguishment of debt

Caliber Home Loans, Inc. and Subsidiaries

Notes to Combined Financial Statements (continued)

20. Segments (continued)

	Year Ended December 31, 2017
	Local	Direct	Total Company
Revenues:
Gain on sale, net	$741,986	$98,500	$840,486
Fee income	118,287	20,871	139,158
Servicing fees, net	—	479,499	479,499
Change in fair value of mortgage servicing rights	—	(246,859)	(246,859)
Other income	3,145	40	3,185

Total revenues	863,418	352,051	1,215,469
Interest income	68,891	40,971	109,862
Interest expense	(58,787)	(86,531)	(145,318)
Plus: change in fair value of MSR due to valuation inputs and assumptions, net of hedge	—	65,677	65,677
Less: Depreciation and amortization	(6,845)	(1,002)	(7,847)
Less: Directly attributable expenses	(693,274)	(226,953)	(920,227)

Segment operating contribution	$173,403	$144,213	$317,616

The following table represents a reconciliation of Operating Contribution to GAAP income before taxes (in thousands):

	Year Ended December 31,
	2019	2018	2017
Segment operating contribution	$399,580	$228,908	$317,616
Less: change in fair value of MSR due to valuation inputs and assumptions, net of hedge	(202,365)	113,390	(65,677)

	197,215	342,298	251,939
Less: expenses not allocated to segments	168,983	166,051	170,422

Net income before taxes	$28,232	$176,247	$81,517

21. Subsequent Events

The Company has evaluated subsequent events through the date these combined financial statements were available to be issued.

As of August 31, 2020, loans eligible for repurchase from GNMA and the corresponding liability increased to $1.8 billion. This increase is primarily due to loans placed under active forbearance plans as a provision of the CARES Act.

23,000,000 Shares

Caliber Home Loans, Inc.

Common Stock

Credit Suisse

Goldman Sachs & Co. LLC

Barclays

BofA Securities

Citigroup

UBS Investment Bank

Wells Fargo Securities

Deutsche Bank Securities

Keefe, Bruyette & Woods

Drexel Hamilton

Loop Capital Markets

R. Seelaus & Co., LLC

Tigress Financial Partners LLC

Through and including            , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

[Alternative Pages for Series A Mandatory Convertible Preferred Stock Prospectus]

Subject to Completion, dated October 21, 2020

2,000,000 Shares

Caliber Home Loans, Inc.

    % Series A Mandatory Convertible Preferred Stock

We are offering 2,000,000 shares of our    % Series A Mandatory Convertible Preferred Stock, par value $0.0001 per share (“Mandatory Convertible Preferred Stock”).

Dividends on the Mandatory Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by our board of directors, or an authorized committee thereof, at an annual rate of    % on the liquidation preference of $50.00 per share. We may pay declared dividends in cash or, subject to certain limitations, in shares of our common stock, par value $0.0001 per share, or in any combination of cash and shares of our common stock on February 1, May 1, August 1 and November 1 of each year, commencing on February 1, 2021, and ending on, and including, November 1, 2023.

Unless earlier converted, each share of the Mandatory Convertible Preferred Stock will automatically convert on the second business day immediately following the last Trading Day (as defined herein) of the Settlement Period (as defined below) into between                and                shares of our common stock, subject to anti-dilution adjustments. The number of shares of our common stock issuable on conversion of the Mandatory Convertible Preferred Stock will be determined based on the Average VWAP (as defined herein) per share of our common stock over the 20 consecutive Trading Day period (the “Settlement Period”) beginning on and including the 21st Scheduled Trading Day (as defined herein) immediately preceding November 1, 2023. At any time prior to November 1, 2023, holders may elect to convert each share of the Mandatory Convertible Preferred Stock into shares of our common stock at the minimum conversion rate of                shares of our common stock per share of the Mandatory Convertible Preferred Stock, subject to anti-dilution adjustments. If holders elect to convert any shares of the Mandatory Convertible Preferred Stock during a specified period beginning on the effective date of a Fundamental Change (as defined herein), such shares of the Mandatory Convertible Preferred Stock will be converted into shares of our common stock at the Fundamental Change Conversion Rate (as defined herein), and the holders will also be entitled to receive a Fundamental Change Dividend Make-Whole Amount and Accumulated Dividend Amount (each as defined herein).

Concurrently with this offering, our sole stockholder is offering 23,000,000 shares of our common stock in the initial public offering of our common stock (the “Concurrent Offering”) at the initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of the Concurrent Offering prospectus). The Concurrent Offering is being made by means of a separate prospectus and not by means of this prospectus. In that offering, the selling stockholder has granted the underwriters an option for a period of 30 days from the date of the prospectus for the Current Offering to purchase up to an additional 3,450,000 shares of our common stock at the initial public offering price, less the underwriting discount. The closing of this offering of the Mandatory Convertible Preferred Stock is conditioned upon the closing of the Concurrent Offering, but the closing of the Concurrent Offering is not conditioned upon the closing of this offering. We cannot assure you that the Concurrent Offering will be completed or, if completed, on what terms it will be completed.

We intend to use the proceeds from this offering, net of underwriting discounts, to repurchase shares of common stock held by our sole stockholder in a private transaction at a price per share of common stock equal to the initial public offering price at which shares of common stock are sold to the public in the Concurrent Offering less a discount percentage equal to the underwriting discount percentage paid to the underwriters in this offering (which we estimate to be $14.475 based on the midpoint of the estimated public offering price range set forth on the cover page of the Concurrent Offering prospectus).

Prior to this offering and the Concurrent Offering, there has been no public market for the Mandatory Convertible Preferred Stock or our common stock, respectively. We have applied to list the Mandatory Convertible Preferred Stock and our common stock on the New York Stock Exchange (the “NYSE”) under the symbols “HOMS PRA” and “HOMS,” respectively.

Investing in the Mandatory Convertible Preferred Stock and our common stock involves risks. See “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional 300,000 shares of the Mandatory Convertible Preferred Stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on                    , 2020.

Credit Suisse	Goldman Sachs & Co. LLC	Barclays

BofA Securities	Citigroup	UBS Investment Bank	Wells Fargo Securities

Deutsche Bank Securities	Keefe, Bruyette & Woods A Stifel Company	Drexel Hamilton
Loop Capital Markets	R. Seelaus & Co., LLC	Tigress Financial Partners

Prospectus dated                    , 2020.

THE OFFERING

Issuer	Caliber Home Loans, Inc.

Securities we are offering	2,000,000 shares of our % Series A Mandatory Convertible Preferred Stock, par value $0.0001 per share (the “Mandatory Convertible Preferred Stock”).

Option to purchase additional shares	300,000 shares of Mandatory Convertible Preferred Stock.

Public offering price	$ per share of the Mandatory Convertible Preferred Stock.

Liquidation preference	$50.00 per share of the Mandatory Convertible Preferred Stock (the “Liquidation Preference”).

Dividends	% of the liquidation preference of $50.00 per share of the Mandatory Convertible Preferred Stock per annum.

Dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from (and including) the first original issue date of shares of the Mandatory Convertible Preferred Stock (the “Initial Issue Date”), whether or not in any dividend period or periods there have been funds legally available or shares of common stock legally permitted for the payment of such dividends and, to the extent that our board of directors, or an authorized committee thereof, declares (out of funds legally available for payment, in the case of dividends paid in cash, and shares of common stock legally permitted to be issued, in the case of dividends paid in common stock) a dividend payable with respect to the Mandatory Convertible Preferred Stock, we will pay such dividend in cash or, subject to certain limitations, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion; provided, however, that any unpaid dividends on the Mandatory Convertible Preferred Stock will continue to accumulate, except as described below.

If declared, dividends will be payable on the dividend payment dates (as described below) to holders of record of the Mandatory Convertible Preferred Stock on the immediately preceding January 15, April 15, July 15 and October 15, as applicable (each a “Regular Record Date”), whether or not such holders early convert their shares of the Mandatory Convertible Preferred Stock, or such shares of the Mandatory Convertible Preferred Stock are automatically converted, after a Regular Record Date and on or prior to the immediately succeeding dividend payment date; provided that the Regular Record Date for any such dividend shall not precede the date on which such dividend was so declared. If we declare a dividend for the dividend period ending on, but excluding November 1, 2023, we will pay such dividend to the holders of record on the immediately preceding Regular Record Date. The expected

dividend payable on the first dividend payment date is approximately $             per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $             per share of the Mandatory Convertible Preferred Stock. Accumulated dividends on shares of the Mandatory Convertible Preferred Stock will not bear interest, nor shall additional dividends be payable thereon, if they are paid subsequent to the applicable dividend payment date.

If we elect to make any payment of a declared dividend, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose at 97% of the Average VWAP (as defined under “Description of Mandatory Convertible Preferred Stock—Certain Definitions”) per share of our common stock over the five consecutive Trading Day (as defined under “Description of Mandatory Convertible Preferred Stock—Certain Definitions”) period beginning on, and including, the seventh Scheduled Trading Day (as defined under “Description of Mandatory Convertible Preferred Stock—Certain Definitions”) prior to the applicable dividend payment date (such average, the “Average Price”).

Notwithstanding the foregoing, in no event will the number of shares of our common stock to be delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to:

•	The declared dividend, divided by

•

$        , which amount represents 35% of the Initial Price (as defined below) (subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each Fixed Conversion Rate (as defined in “Description of Mandatory Convertible Preferred Stock—Mandatory Conversion”), as described below) (such dollar amount, as adjusted, the “Floor Price”).

To the extent that the amount of any declared dividend exceeds the product of (x) the number of shares of our common stock delivered in connection with such declared dividend and (y) 97% of the Average Price, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, notwithstanding any notice by us to the contrary, pay such excess amount in cash (computed to the nearest cent). Any such payment in cash may not be permitted by our then existing debt instruments. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount, and such amount will not form a part of the cumulative dividends that may be deemed to accumulate on the shares of Mandatory Convertible Preferred Stock.

The “Initial Price” is calculated by dividing $50.00 by the Maximum Conversion Rate (as defined below) of shares of common stock, which initially equals $ , which is the initial public offering price per share of our common stock in the Concurrent Offering.

See “Description of Mandatory Convertible Preferred Stock—Dividends.”

Dividend payment dates	February 1, May 1, August 1 and November 1 of each year, commencing on February 1, 2021, and to, and including, November 1, 2023.

Redemption	The Mandatory Convertible Preferred Stock is not redeemable by us.

Mandatory conversion date	The second business day immediately following the last Trading Day of the Settlement Period. The “Mandatory Conversion Date” is expected to be November 1, 2023.

Mandatory conversion	On the Mandatory Conversion Date, each outstanding share of the Mandatory Convertible Preferred Stock, unless converted earlier, will automatically convert into a number of shares of our common stock equal to the conversion rate as described below

If, on or prior to the Mandatory Conversion Date, we have not declared all or any portion of the accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock, the conversion rate will be adjusted so that holders receive an additional number of shares of our common stock equal to:

(i)	the amount of such undeclared, accumulated and unpaid dividends per share of Mandatory Convertible Preferred Stock (such amount, the “Additional Conversion Amount”), divided by

(ii)	the greater of (x) the Floor Price and (y) 97% of the Average Price (calculated using the Mandatory Conversion Date as the applicable dividend payment date).

To the extent that the Additional Conversion Amount exceeds the product of such number of additional shares and 97% of the Average Price, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, declare and pay such excess amount in cash (computed to the nearest cent) pro rata per share to the holders of the Mandatory Convertible Preferred Stock. Any such payment in cash may not be permitted by our then existing debt instruments. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount, and such amount will not form a part of the cumulative dividends that may be deemed to accumulate on the shares of Mandatory Convertible Preferred Stock.

Conversion rate	Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of Mandatory Convertible Preferred Stock will be not more than shares of our common stock (the “Maximum Conversion Rate”) and not less than shares of our common stock (the “Minimum Conversion Rate”), depending on the Applicable Market Value (as defined below) of our common stock, subject to certain anti-dilution adjustments.

The “Applicable Market Value” of our common stock is the Average VWAP per share of our common stock over the Settlement Period. The “Settlement Period” is the 20 consecutive Trading Day period beginning on, and including, the 21st Scheduled Trading Day immediately preceding November 1, 2023. The conversion rate will be calculated as described under “Description of Mandatory Convertible Preferred Stock—Mandatory Conversion,” and the following table illustrates hypothetical conversion rates per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments.

Assumed Applicable Market Value of our common stock	Conversion Rate (number of shares of our common stock to be received upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock)
Greater than the Threshold Appreciation Price (as defined below)	shares of common stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between and shares of common stock, determined by dividing $50.00 by the Applicable Market Value of our common stock

Less than the Initial Price	shares of common stock

The “Threshold Appreciation Price” is calculated by dividing $50.00 by the Minimum Conversion Rate of shares of common stock, which is equal to approximately $ , and represents approximately % appreciation over the Initial Price.

Early conversion at the option of the holder

Other than during a Fundamental Change Conversion Period (as defined under “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount—General”), at any time prior to November 1, 2023, holders of the

Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of our common stock at the Minimum Conversion Rate of             shares of our common stock per share of the Mandatory Convertible Preferred Stock (an “Early Conversion”) as described under “Description of Mandatory Convertible Preferred Stock—Early Conversion at the Option of the Holder.” This Minimum Conversion Rate is subject to certain anti-dilution adjustments.

If, as of any Early Conversion Date (as defined under “Description of Mandatory Convertible Preferred Stock—Early Conversion at the Option of the Holder”), we have not declared all or any portion of the accumulated and unpaid dividends for all full dividend periods ending on a dividend payment date prior to such Early Conversion Date, the conversion rate for such Early Conversion will be adjusted so that holders converting their Mandatory Convertible Preferred Stock at such time receive an additional number of shares of our common stock equal to:

•

such amount of undeclared, accumulated and unpaid dividends per share of Mandatory Convertible Preferred Stock for such prior full dividend periods (such amount, the “Early Conversion Additional Amount”), divided by

•

the greater of (x) the Floor Price and (y) the Average VWAP per share of our common stock over the 20 consecutive Trading Day period commencing on, and including, the 21st Scheduled Trading Day immediately preceding the Early Conversion Date (such Average VWAP, the “Early Conversion Average Price”).

To the extent that the Early Conversion Additional Amount exceeds the product of such number of additional shares and the Early Conversion Average Price, we will not have any obligation to pay the shortfall in cash or deliver shares of our common stock in respect of such shortfall.

Conversion at the option of the holder upon fundamental change; fundamental change dividend make-whole amount

If a Fundamental Change (as defined under “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount—General”) occurs on or prior to November 1, 2023, holders of the Mandatory Convertible Preferred Stock will have the right during the Fundamental Change Conversion Period to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of our common stock (or units of exchange property as described in “Description of

Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount”) at the Fundamental Change Conversion Rate (as defined in “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount—General”). The Fundamental Change Conversion Rate will be determined based on the effective date of the Fundamental Change (the “Fundamental Change Effective Date”) and the price paid or deemed paid per share of our common stock in such Fundamental Change (the “Fundamental Change Stock Price”).

Holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive a “Fundamental Change Dividend Make-Whole Amount” equal to the present value (calculated using a discount rate of % per annum) of all dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any Accumulated Dividend Amount (as defined under “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount and Accumulated Dividend Amount”)) for (i) the partial dividend period, if any, from, and including, the Fundamental Change Effective Date to, but excluding, the next dividend payment date and (ii) all remaining full dividend periods from, and including, the dividend payment date following the Fundamental Change Effective Date to, but excluding, the Mandatory Conversion Date. If we elect to pay the Fundamental Change Dividend Make-Whole Amount in shares of our common stock (or units of exchange property) in lieu of cash, the number of shares of our common stock (or units of exchange property) that we will deliver will equal (x) the Fundamental Change Dividend Make-Whole Amount, divided by (y) the greater of the Floor Price and 97% of the Fundamental Change Stock Price.

In addition, to the extent that the Accumulated Dividend Amount exists as of the Fundamental Change Effective Date, holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will be entitled to receive such Accumulated Dividend Amount in cash (to the extent we are legally permitted to make such payment in cash and to the extent permitted under the terms of the documents governing our indebtedness) or shares of our common stock or any combination thereof, at our election, upon conversion. If we elect to pay the Accumulated Dividend Amount in shares of our common stock (or units of exchange property) in lieu of cash, the number of shares of our common stock (or units of exchange property) that we will deliver will equal (x) the Accumulated Dividend Amount, divided by (y) the greater of the Floor Price and 97% of the Fundamental Change Stock Price.

To the extent that the sum of the Fundamental Change Dividend Make-Whole Amount and Accumulated Dividend Amount or the dollar amount of any portion thereof paid in shares of our common stock (or units of exchange property) exceeds the product of (x) the number of additional shares we deliver in respect thereof and (y) 97% of the Fundamental Change Stock Price, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, pay such excess amount in cash (computed to the nearest cent). Any such payment in cash may not be permitted by our then existing debt instruments, including any restricted payments covenants. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount.

See “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount.”

Voting powers	Except as specifically required by Delaware law or our amended and restated certificate of incorporation, the holders of Mandatory Convertible Preferred Stock will have no voting rights or powers.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the authorized number of directors on our board of directors will, at the next annual meeting of stockholders or at a special meeting of stockholders, automatically be increased by two and the holders of shares of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of Voting Preferred Stock (as defined in “Description of Mandatory Convertible Preferred Stock—Voting Rights”) then outstanding, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, if any, to vote for the election of a total of two additional members of our board of directors, subject to certain limitations, including prior notice to, or approval or consent of, any governmental authority with respect to such directors.

So long as any shares of the Mandatory Convertible Preferred Stock are outstanding, we will not, without the affirmative vote or consent of holders of at least two-thirds in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock at the time outstanding and entitled to vote thereon, voting together as a single class:

(1)

amend or alter the provisions of our amended and restated certificate of incorporation so as to authorize or create, or increase the authorized number of, any class or series of Senior Stock (as defined below);

(2)

amend, alter or repeal the provisions of our amended and restated certificate of incorporation or the certificate of designations for the Mandatory Convertible Preferred Stock so as to adversely affect the special rights, preferences or voting powers of the Mandatory Convertible Preferred Stock; or

(3)

consummate a binding share exchange or reclassification involving the shares of the Mandatory Convertible Preferred Stock or a merger or consolidation of us with another entity, unless in each case: (i) the shares of the Mandatory Convertible Preferred Stock remains outstanding following the consummation of such binding share exchange, reclassification, merger or consolidation or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity (or the Mandatory Convertible Preferred Stock is otherwise exchanged or reclassified), are converted or reclassified into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent or the right to receive such securities; and (ii) the shares of the Mandatory Convertible Preferred Stock that remain outstanding or such shares of preference securities, as the case may be, have such rights, preferences and voting powers that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences and voting powers, taken as a whole, of the Mandatory Convertible Preferred Stock immediately prior to the consummation of such transaction, in each case, subject to certain exceptions.

For more information about voting rights, see “Description of Mandatory Convertible Preferred Stock—Voting Rights.”

Ranking	The Mandatory Convertible Preferred Stock, with respect to dividend rights and/or distribution rights upon our liquidation, winding-up or dissolution, as applicable, will rank:

•

senior to (i) our common stock and (ii) each other class or series of capital stock established after the Initial Issue Date, the terms of which do not expressly provide that such class or series ranks (x) senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution or (y) on parity with the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution (we refer to our common stock and all such other classes or series of capital stock collectively as “Junior Stock”);

•	on parity with any class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series will rank on parity with the Mandatory

Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Parity Stock”);

•

junior to each class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series will rank senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Senior Stock”); and

•	junior to our existing and future indebtedness and other liabilities.

In addition, with respect to dividend rights or distribution rights upon our liquidation, winding-up or dissolution, the Mandatory Convertible Preferred Stock will be structurally subordinated to any existing and future indebtedness and other liabilities of each of our subsidiaries.

For information concerning the ranking of the Mandatory Convertible Preferred Stock, see “Description of Mandatory Convertible Preferred Stock—Ranking.”

As of June 30, 2020, we had total outstanding indebtedness of $6.4 billion and no outstanding shares of Parity Stock or Senior Stock.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and offering expenses payable by us, will be approximately $95.2 million (or approximately $109.7 million if the underwriters exercise their over-allotment option in full).

We intend to use the estimated proceeds from this offering of $96.5 million (or $111.0 million if the underwriters exercise their over-allotment option in full), in each case after deducting only underwriting discounts, to repurchase shares of our common stock from our sole stockholder in a private transaction at a price per share of common stock equal to the initial public offering price at which shares of common stock are sold to the public in the Concurrent Offering less a discount percentage equal to the underwriting discount percentage paid to the underwriters in this offering (which we estimate to be $14.475 based on the midpoint of the estimated public offering price range set forth on the cover page of the Concurrent Offering prospectus).

Material U.S. federal tax consequences	The material U.S. federal income tax consequences of purchasing, owning and disposing of the Mandatory Convertible Preferred Stock and any common stock received upon conversion are discussed in “Certain United States Federal Income Tax Consequences.”

Listing	We have applied to list our common stock and the Mandatory Convertible Preferred Stock on the New York Stock Exchange under the symbols “HOMS” and “HOMS PRA,” respectively.

Concurrent common stock offering	Concurrently with this offering, a selling stockholder is offering, by means of a separate prospectus, 23,000,000 shares of our common stock in the initial public offering of our common stock (the “Concurrent Offering”) at the initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of the Concurrent Offering prospectus). All shares of common stock proposed to be sold in the Concurrent Offering are being offered by our sole stockholder, LSF Pickens Holdings, LLC, an affiliate of Lone Star Fund V (U.S.), L.P. and Lone Star Fund VI (U.S.), L.P. (collectively, with certain affiliates, “Lone Star”). The selling stockholder has granted the underwriters of that offering a 30-day option to purchase up to 3,450,000 additional shares of our common stock. We will not receive any of the proceeds from the Concurrent Offering.

The closing of this offering of Mandatory Convertible Preferred Stock is conditioned upon the closing of the Concurrent Offering, but the closing of the Concurrent Offering is not conditioned upon the closing of the offering of Mandatory Convertible Preferred Stock. We cannot assure you that the Concurrent Offering will be completed or, if completed, on what terms it will be completed.

Transfer agent and registrar	American Stock Transfer & Trust Company, LLC is the transfer agent, registrar and conversion and dividend disbursing agent for the Mandatory Convertible Preferred Stock.

Payment and settlement	The Mandatory Convertible Preferred Stock is expected to be delivered against payment on , 2020. The shares of the Mandatory Convertible Preferred Stock will be registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. In general, beneficial ownership interests in the Mandatory Convertible Preferred Stock will be shown on, and transfers of these beneficial ownership interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Risk factors	See “Risk Factors” for a discussion of some of the risks related to the Mandatory Convertible Preferred Stock and our common stock and other factors you should carefully consider before deciding to invest in shares of the Mandatory Convertible Preferred Stock.

Unless we indicate otherwise, all information in this prospectus assumes:

•	that the underwriters do not exercise their option to purchase up to 300,000 additional shares of the Mandatory Convertible Preferred Stock;

•

the completion of the Concurrent Offering and no exercise by the underwriters for the Concurrent Offering of their option to purchase additional shares of common stock from the selling stockholder; and

•

an assumed initial public offering price of $15.00 per share of common stock in the Concurrent Offering (which is the midpoint of the estimated offering price range shown on the cover page of the prospectus relating to the Concurrent Offering).

RISK FACTORS

Risks Related to this Offering and Ownership of the Mandatory Convertible Preferred Stock and Common Stock

You will bear the risk of a decline in the market price of our common stock between the pricing date for the Mandatory Convertible Preferred Stock and the Mandatory Conversion Date.

The number of shares of our common stock that you will receive upon mandatory conversion of the Mandatory Convertible Preferred Stock is not fixed but instead will depend on the Applicable Market Value of our common stock. The aggregate market value of shares of our common stock that you would receive upon mandatory conversion may be less than the aggregate liquidation preference of the Mandatory Convertible Preferred Stock. Specifically, if the Applicable Market Value of our common stock is less than the Initial Price of $            , the market value of our common stock that you would receive upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock will be less than the $50.00 liquidation preference, and an investment in the Mandatory Convertible Preferred Stock would result in a loss, without taking into consideration the payment of dividends. Accordingly, you will bear the risk of a decline in the market price of our common stock. Any such decline could be substantial.

In addition, because the number of shares delivered to you upon mandatory conversion will be based upon the Applicable Market Value, which is the Average VWAP per share of our common stock over the Settlement Period, which is the 20 consecutive Trading Day period beginning on, and including, the 21st Scheduled Trading Day immediately preceding the Mandatory Conversion Date, the shares of common stock you receive upon mandatory conversion may be worth less than the shares of common stock you would have received had the Applicable Market Value been equal to the VWAP per share of our common stock on the Mandatory Conversion Date or the average VWAP of our common stock over a different period of days.

Purchasers of the Mandatory Convertible Preferred Stock may not realize any or all of the benefit of an increase in the market price of shares of our common stock. The opportunity for equity appreciation provided by your investment in the Mandatory Convertible Preferred Stock is less than that provided by a direct investment in our common stock.

The market value of shares of our common stock that you would receive upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock on the Mandatory Conversion Date (assuming that dividends on shares of Mandatory Convertible Preferred Stock will be declared and paid in cash) will only exceed the Liquidation Preference of $50.00 per share of the Mandatory Convertible Preferred Stock if the Applicable Market Value of our common stock exceeds the Threshold Appreciation Price of $            , subject to adjustment. The Threshold Appreciation Price represents an appreciation of approximately     % over the Initial Price. If the Applicable Market Value of our common stock is greater than the Threshold Appreciation Price, you would receive on the Mandatory Conversion Date approximately     % (which percentage is equal to the Initial Price divided by the Threshold Appreciation Price) of the value of our common stock that you would have received if you had made a direct investment in our common stock on the date of this prospectus. This means that the opportunity for equity appreciation provided by an investment in the Mandatory Convertible Preferred Stock is less than that provided by a direct investment in our common stock.

In addition, if the market value of our common stock appreciates and the Applicable Market Value of our common stock is equal to or greater than the Initial Price but less than or equal to the Threshold Appreciation Price, the aggregate market value of shares of our common stock that you would receive upon mandatory conversion (assuming that dividends on shares of Mandatory Convertible Preferred Stock will be declared and paid in cash) will only be equal to the aggregate Liquidation Preference of the Mandatory Convertible Preferred Stock, and you will realize no equity appreciation on our common stock.

The market price of our common stock, which may fluctuate significantly, will directly affect the market price for the Mandatory Convertible Preferred Stock.

We expect that, generally, the market price of our common stock will significantly affect the market price of the Mandatory Convertible Preferred Stock. This may result in greater volatility in the market price of the Mandatory Convertible Preferred Stock than would be expected for nonconvertible preferred stock. Significant fluctuations in the market price and trading volume of our common stock may result not only from general stock market conditions but also from a change in sentiment in the market regarding our operations, business prospects, future funding, this offering or the Concurrent Offering. In addition, the price and volume volatility of our common stock may be affected by:

•	any changes in Ginnie Mae, Fannie Mae and Freddie Mac or the federal and state government agencies on which our business is dependent;

•	disruptions in the secondary home loan market, including the mortgage-backed securities (“MBS”) market, or changes in the markets in which we operate;

•	changes in prevailing interest rates or U.S. monetary policies that affect interest rates;

•	our ability to sell loans in the secondary market to investors and to Freddie Mac and Fannie Mae and to securitize our loans into MBS through these government sponsored enterprises and Ginnie Mae;

•

our reliance on our warehouse lines of credit, servicing advance facilities and mortgage servicing rights and MSR facilities to fund mortgage originations, make required servicing advances and otherwise operate our business;

•	our ability to maintain or grow our servicing business;

•	intense competition in the markets we serve;

•	failure to accurately predict the demand or growth of new financial products and services that we are developing;

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	additions or departures of key management or personnel, including production leaders and their teams;

•	actions by stockholders, including the sale by Lone Star of any of its shares of our common stock;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or the ongoing COVID-19 pandemic;

•	our operating performance and the performance of other similar companies;

•	our ability to accurately project future results and our ability to achieve those and other industry and analyst forecasts; and

•	new legislation or other regulatory developments that adversely affect us, our markets or our industry.

Furthermore, the stock market has recently experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry, and often occurs without regard to the operating performance of the affected companies. Therefore, factors that have little or nothing to do with us could cause the price of our common stock to fluctuate.

In addition, we expect that the market price of the Mandatory Convertible Preferred Stock will be influenced by yield and interest rates in the capital markets, the time remaining to the Mandatory Conversion Date, our creditworthiness and the occurrence of certain events affecting us that do not require an adjustment to the Fixed Conversion Rates. Fluctuations in yield rates in particular may give rise to arbitrage opportunities based upon changes in the relative values of the Mandatory Convertible Preferred Stock and our common stock. Any such arbitrage could, in turn, affect the market prices of our common stock and the Mandatory Convertible Preferred Stock. The market price of our common stock could also be affected by possible sales of our common stock by investors who view the Mandatory Convertible Preferred Stock as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock. This trading activity could, in turn, affect the market price of the Mandatory Convertible Preferred Stock.

Sales or issuances of substantial amounts of our common stock in the public market, or the perception that these sales or issuances may occur, or the conversion of the Mandatory Convertible Preferred Stock or the payment of dividends on the Mandatory Convertible Preferred Stock in the form of shares of our common stock, could cause the market price of the Mandatory Convertible Preferred Stock and our common stock to decline.

Sales or issuances of substantial amounts of our common stock or other securities convertible or exchangeable into shares of our common stock in the public market, including sales by our sole stockholder as discussed below, or the conversion of the Mandatory Convertible Preferred Stock or the payment of dividends on the Mandatory Convertible Preferred Stock in the form of shares of our common stock, could cause the market price of the Mandatory Convertible Preferred Stock or our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Declines in the market price of our common stock may also materially and adversely affect the market price of the Mandatory Convertible Preferred Stock. Future sales or issuances of our common stock or other equity-related securities could be dilutive to holders of our common stock and could adversely affect their voting and other rights and economic interests, including holders of any shares of common stock issued upon conversion of the Mandatory Convertible Preferred Stock and/or as dividends on the Mandatory Convertible Preferred Stock, and could have a similar impact with respect to the Mandatory Convertible Preferred Stock. Holders of our common stock, including holders of any shares of common stock issued upon conversion of Mandatory Convertible Preferred Stock and/or as dividends on the Mandatory Convertible Preferred Stock, may also experience additional dilution upon future equity issuances or upon the exercise of options to purchase our common stock or the settlement of restricted stock units or other equity awards granted to our employees, executive officers and directors under our stock incentive plan.

Following the Concurrent Offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 registering shares of common stock under our stock incentive plan. Subject to the terms of the awards pursuant to which these shares may be granted and except for shares held by Lone Star or any of our officers and directors who will be subject to the resale restrictions described below, the shares of common stock issuable pursuant to our stock incentive plan will be available for sale in the public market immediately after the registration statement is filed.

See “Dilution” and “Shares Eligible for Future Sale” for further discussion of potentially dilutive issuances.

Recent regulatory actions may adversely affect the trading price and liquidity of the Mandatory Convertible Preferred Stock.

Investors in, and potential purchasers of, the Mandatory Convertible Preferred Stock who employ, or seek to employ, a convertible arbitrage strategy with respect to the Mandatory Convertible Preferred Stock may be adversely impacted by regulatory developments that may limit or restrict such a strategy. The Securities and Exchange Commission (the “SEC”) and other regulatory and self-regulatory authorities have implemented various rules and may adopt additional rules in the future that restrict and otherwise regulate short selling and over-the-counter swaps and security-based swaps, which restrictions and regulations may adversely affect the ability of investors in, or potential purchasers of, the Mandatory Convertible Preferred Stock to conduct a convertible arbitrage strategy with respect to the Mandatory Convertible Preferred Stock. This could, in turn, adversely affect the trading price and liquidity of the Mandatory Convertible Preferred Stock.

The adjustment to the conversion rate and the payment of the Fundamental Change Dividend Make-Whole Amount upon the occurrence of certain Fundamental Changes may not adequately compensate you for the lost option value and lost dividends as a result of early conversion upon a Fundamental Change.

If a Fundamental Change occurs on or prior to the Mandatory Conversion Date, holders will be entitled to convert their Mandatory Convertible Preferred Stock during the Fundamental Change Conversion Period at the Fundamental Change Conversion Rate. The Fundamental Change Conversion Rate represents an adjustment to the conversion rate otherwise applicable unless the Fundamental Change Stock Price is less than $            or above $            (in each case, subject to adjustment). In addition, with respect to shares of Mandatory Convertible Preferred Stock converted during the Fundamental Change Conversion Period, you will also receive, among other consideration, a Fundamental Change Dividend Make-Whole Amount. We may elect to pay the Fundamental Change Make-Whole Amount by delivery of common stock, subject to the limitations described in “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount and Accumulated Dividend Amount.” If these limitations to the delivery in shares of common stock in payment of the Fundamental Change Dividend Make-Whole Amount are reached, we will pay the shortfall in cash to the extent we are legally permitted to do so and to the extent permitted under the terms of the documents governing our indebtedness. To the extent we are not permitted to pay such shortfall in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount.

Although this adjustment to the conversion rate and the payment of the Fundamental Change Dividend Make-Whole Amount are designed to compensate you for the lost option value of the Mandatory Convertible Preferred Stock and lost dividends as a result of a Fundamental Change, they are only an approximation of such lost value and lost dividends and may not adequately compensate you for your actual loss. Furthermore, our obligation to adjust the conversion rate in connection with a Fundamental Change and pay the Fundamental Change Dividend Make-Whole Amount (whether in cash or shares of our common stock or any combination thereof) could possibly be considered a penalty under state law, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies and therefore may not be enforceable in whole or in part.

The conversion rate of the Mandatory Convertible Preferred Stock will not be adjusted for many events that may adversely affect the market price of the Mandatory Convertible Preferred Stock or our common stock issuable upon conversion of the Mandatory Convertible Preferred Stock.

The Fixed Conversion Rates of the Mandatory Convertible Preferred Stock are subject to adjustment only for the issuance of certain stock dividends on our common stock, subdivisions or combinations of our common stock, the issuance of certain rights, options or warrants to holders of our common stock, distributions of capital stock, indebtedness, or assets to holders of our common stock, spin-offs, cash dividends and certain issuer tender or exchange offers as described under “Description of Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments.” However, other events, such as employee, executive officer and director equity awards that are settled in or exercisable for common stock or offerings of our common stock or securities convertible into shares of our common stock (other than those set forth in “Description of Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments”) for cash or in connection with acquisitions, or third-party tender or exchange offers, which may adversely affect the market price of our common stock, may not result in any adjustment. Further, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of the Mandatory Convertible Preferred Stock. In addition, the terms of the Mandatory Convertible Preferred Stock do not restrict our ability to offer common stock or securities convertible into common stock in the future or to engage in other transactions that could dilute our common stock. We have no obligation to consider the interests of the holders of the Mandatory Convertible Preferred Stock in engaging in any such offering or transaction.

Purchasers of the Mandatory Convertible Preferred Stock may be adversely affected upon the issuance of a new series of preferred stock ranking senior to or equally with the Mandatory Convertible Preferred Stock.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue 15,000,000 shares of our preferred stock (including the shares of Mandatory Convertible Preferred Stock), subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with the Mandatory Convertible Preferred Stock, which may reduce its value.

The terms of the Mandatory Convertible Preferred Stock will not restrict our ability to offer a new series of preferred stock that ranks senior to or equally with the Mandatory Convertible Preferred Stock as to dividend payments or liquidation preference in the future. We have no obligation to consider the specific interests of the holders of the Mandatory Convertible Preferred Stock in engaging in any such offering or transaction.

You will have no rights with respect to our common stock until the Mandatory Convertible Preferred Stock is converted, but you may be adversely affected by certain changes made with respect to our common stock.

You will have no rights, powers or preferences with respect to our common stock, including voting powers, rights to respond to common stock tender offers, if any, and rights to receive dividends or other distributions on shares of our common stock, if any (other than through a conversion rate adjustment), prior to the conversion date with respect to a conversion of the Mandatory Convertible Preferred Stock, but your investment in the Mandatory Convertible Preferred Stock may be negatively affected by these and other similar events. Upon conversion, you will be entitled to exercise the rights of a holder of the shares of common stock issuable upon conversion only as to matters for which the record date occurs after the date you are deemed to be a record holder of those shares of common stock. For example, in the event that an amendment is proposed to our amended and restated certificate of incorporation requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to be a record holder of the shares of common stock issuable upon conversion of your Mandatory Convertible Preferred Stock, you will not be entitled to notice of or to vote on the amendment (subject to certain limited exceptions and unless it would adversely affect the special rights, preferences and voting powers of the Mandatory Convertible Preferred Stock), even if your Mandatory Convertible Preferred Stock has been converted into shares of our common stock prior to the effective date of such change and you will nevertheless be subject to any changes in the powers, preferences or rights of our common stock. See “Description of Capital Stock” in the prospectus for the Concurrent Offering for further discussion of our common stock.

Significant investments in the Mandatory Convertible Preferred Stock and our common stock may be restricted, which could impact demand for, and the trading price of, the Mandatory Convertible Preferred Stock and our common stock.

Third parties seeking to acquire us or make significant investments in us must do so in compliance with state regulatory requirements applicable to licensed mortgage lenders and servicers. Many states require prior approval of acquisitions of “control” as defined under each state’s laws and regulations, which may apply to an investment without regard to the intent of the investor. In some states the obligation to obtain approval is imposed on the licensee, and in other states the prospective investor bears the statutory obligation. For example, New York has a control presumption triggered at 10% ownership of the voting stock of the licensee or of any person that controls the licensee. Other states look to overall stock ownership without regard to the voting rights of the stock. A failure to make the relevant filings and receive the requisite approvals could result in administrative sanctions against the prospective investor or the licensee, including the potential suspension of the license in that state until the requisite approval is obtained. These regulatory requirements may discourage potential acquisition proposals or investments in the Mandatory Convertible Preferred Stock or our common stock that would result in a change of control of us, or may delay or prevent acquisitions of our shares that would result in a change in control of us, and as a result, the demand for, and the trading price of, the Mandatory Convertible Preferred Stock and our common stock may be adversely impacted.

You will have no voting powers except under limited circumstances, and your power to elect members of our board of directors may be subject to regulatory restrictions.

You will have no voting powers with respect to the Mandatory Convertible Preferred Stock, except with respect to certain amendments to the terms of the Mandatory Convertible Preferred Stock, in the case of certain dividend arrearages, in certain other limited circumstances and except as specifically required by Delaware law or by our amended and restated certificate of incorporation.

You will have no power to vote for any members of our board of directors except in the case of certain dividend arrearages. In addition, (a) the election of such directors may be restricted by the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) and (b) the effectiveness of any such election shall be conditioned upon the prior notice to, or approval or consent of, any governmental authority required with respect to or under any requirement of law to which we are subject. We cannot provide any assurance that such approvals or consents will be received in a timely manner or at all, which would result in further restrictions on your voting power. See “Description of Mandatory Convertible Preferred Stock—Voting Powers.”

The Mandatory Convertible Preferred Stock will rank junior to all of our and our subsidiaries’ consolidated liabilities.

In the event of a bankruptcy, liquidation, dissolution or winding-up, our assets will be available to pay obligations on the Mandatory Convertible Preferred Stock only after all of our consolidated liabilities have been paid. In addition, the Mandatory Convertible Preferred Stock will rank structurally junior to all existing and future liabilities of our subsidiaries. Your rights to participate in the assets of our subsidiaries upon any bankruptcy, liquidation, dissolution or winding up of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors. In the event of a bankruptcy, liquidation, dissolution or winding-up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of the Mandatory Convertible Preferred Stock then outstanding. At June 30, 2020, we had outstanding indebtedness of approximately $6.4 billion.

We may be unable to, or may choose not to, pay dividends on the Mandatory Convertible Preferred Stock at current or planned rates or at all.

Any future payments of cash dividends, and the amount of any cash dividends we pay, on our capital stock, including on the shares of Mandatory Convertible Preferred Stock, will be determined by our board of directors, or an authorized committee thereof, in its sole discretion and will depend on, among other things, our financial condition, capital requirements and results of operations, and the ability of our subsidiaries and investments to distribute cash to us, as well as other factors that our board of directors may consider relevant.

The agreements governing any of our and our subsidiaries’ existing or future indebtedness may limit our ability to declare and pay cash dividends on the shares of our capital stock, including the shares of Mandatory Convertible Preferred Stock. In the event that the agreements governing any such indebtedness restrict our ability to declare and pay dividends in cash on the shares of our capital stock, including the Mandatory Convertible Preferred Stock, we may be unable to declare and pay dividends in cash on the shares of the capital stock, including the Mandatory Convertible Preferred Stock unless we can repay or refinance the amounts outstanding under such agreements or obtain an amendment or waiver of the applicable restrictions. We are under no obligation to attempt to refinance such amounts or seek such an amendment or waiver, nor can there be any assurance that we would be successful in doing so. In such circumstance, we may instead elect to defer the payment of dividends or to pay the dividend in shares of common stock.

In addition, under applicable Delaware law, our board of directors, or an authorized committee thereof, may only declare and pay dividends on shares of our capital stock out of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. Further, even if we are permitted under our contractual obligations and Delaware law to declare and pay cash dividends on the shares of common stock and Mandatory Convertible Preferred Stock, we may not have sufficient cash to do so.

If we fail to declare or pay scheduled dividends on the Mandatory Convertible Preferred Stock on the dividend payment dates, it would likely have a material adverse impact on the market price of the Mandatory Convertible Preferred Stock, our common stock and any debt securities we may issue and would prohibit us, under the terms of the Mandatory Convertible Preferred Stock, from paying cash dividends on or repurchasing shares of our common stock (subject to limited exceptions) until such time as we have paid all accumulated and unpaid dividends on all the outstanding shares of Mandatory Convertible Preferred Stock for all preceding dividend periods.

If upon (i) mandatory conversion, (ii) an Early Conversion at the option of a holder or (iii) an Early Fundamental Change Conversion (as defined in “Description of Mandatory Convertible Preferred Stock—Conversion Procedures—Upon Early Conversion or Upon Early Fundamental Change Conversion”), we have not declared and paid all or any portion of the accumulated and unpaid dividends payable on the outstanding shares of Mandatory Convertible Preferred Stock, the applicable conversion rate will be adjusted so that, converting holders receive an additional number of shares of our common stock having a market value generally equal to the amount of such undeclared, accumulated and unpaid dividends, subject to the limitations described under “Description of Mandatory Convertible Preferred Stock—Mandatory Conversion,” “Description of Mandatory Convertible Preferred Stock—Early Conversion at the Option of the Holder” and “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount and Accumulated Dividend Amount,” respectively. As a result of such limitations, the market value of such additional number of shares of common stock may be less than the amount of such accumulated and unpaid dividends. In the case of mandatory conversion or Early Fundamental Change Conversion, if these limits to the adjustment of the conversion rate are reached, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, pay the shortfall in cash. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount. We will not have an obligation to pay the shortfall in cash or deliver shares of our common stock in respect of such shortfall if these limits to the adjustment of the conversion rate are reached in the case of an Early Conversion at the option of the holder.

You may be subject to tax with respect to the Mandatory Convertible Preferred Stock even though you do not receive a corresponding cash distribution.

The conversion rate of the Mandatory Convertible Preferred Stock is subject to adjustment in certain circumstances. See “Description of Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments.” If, as a result of an adjustment (or failure to make an adjustment), your proportionate interest in our assets or earnings and profits is increased, you may be deemed to have received for U.S. federal income tax purposes a taxable distribution without the receipt of any cash. In addition, we may make distributions to holders of the Mandatory Convertible Preferred Stock that are paid in common stock. Any such distribution may be taxable to the same extent as a cash distribution of the same amount. In these circumstances and possibly others, a holder of Mandatory Convertible Preferred Stock may be subject to tax even though it has received no cash with which to pay that tax, thus giving rise to an out-of-pocket expense. If you are a Non-U.S. holder (as defined in “Certain United States Federal Income Tax Consequences”), any deemed dividend could be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments or deliveries with respect to the Mandatory Convertible Preferred Stock. See

“Certain United States Federal Income Tax Consequences” for a further discussion of the U.S. federal tax implications.

Provisions of our amended and restated governing documents, Delaware law and other documents could prevent a third party from acquiring us (even if an acquisition would benefit our stockholders) and limit the price that investors might be willing to pay for shares of the Mandatory Convertible Preferred Stock and our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, each as currently in effect, contain provisions that could depress the market price of the Mandatory Convertible Preferred Stock and our common stock by acting to discourage, delay, or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things,

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	establish a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of the board of directors will be elected at one time;

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prohibit stockholder action by written consent, which requires stockholder actions to be taken at a meeting of our stockholders, except for so long as Lone Star holds in excess of 50% of our outstanding common stock;

•	prohibit stockholders from calling special meetings of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

•	provide the board of directors with sole authorization to establish the number of directors and fill director vacancies;

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provide that after Lone Star beneficially owns less than a majority of the combined voting power of the common stock, stockholders can remove directors only for cause and only upon the approval of not less than 66 2/3% of all outstanding shares of our voting stock;

•	require the approval of not less than 66 2/3% of all outstanding shares of our voting stock to amend our bylaws and certificate of incorporation;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	limit the jurisdictions in which certain stockholder litigation may be brought.

Additionally, Section 203 of the Delaware General Corporation Law (the “DGCL”), prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% of our voting stock. Although we have opted out of Section 203, our amended and restated certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, do not apply to any business combination between Lone Star, or any person that acquires (other than in connection with a registered public offering) our voting stock from Lone Star, or any of its affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and who is designated in writing by Lone Star, as a “Lone Star Transferee,” on the one hand, and us, on the other.

See “Description of Capital Stock” for more information regarding these and other provisions.

Certain rights of the holders of the Mandatory Convertible Preferred Stock could delay or prevent an otherwise beneficial takeover or takeover attempt of us and, therefore, may affect the ability of holders of Mandatory Convertible Preferred Stock to exercise their rights associated with a potential Fundamental Change.

Certain rights of the holders of the Mandatory Convertible Preferred Stock could make it more difficult or more expensive for a third party to acquire us. For example, if a Fundamental Change were to occur on or prior to November 1, 2023, holders of the Mandatory Convertible Preferred Stock may have the option to convert their Mandatory Convertible Preferred Stock, in whole or in part, at an increased conversion rate and will also be entitled to receive a Fundamental Change Dividend Make-Whole Amount equal to the present value of all remaining dividend payments on their Mandatory Convertible Preferred Stock from the Fundamental Change Effective Date to, but excluding, November 1, 2023. See “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount and Accumulated Dividend Amount.” These features of the Mandatory Convertible Preferred Stock could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management.

An active trading market for the Mandatory Convertible Preferred Stock does not exist and may not develop.

The Mandatory Convertible Preferred Stock is a new issue of securities with no established trading market. The liquidity of the trading market in the Mandatory Convertible Preferred Stock, and the market price quoted for the Mandatory Convertible Preferred Stock, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. We have applied to list the Mandatory Convertible Preferred Stock on the New York Stock Exchange (the “NYSE”) under the symbol “HOMS PRA.” Even if the Mandatory Convertible Preferred Stock is approved for listing on the NYSE, such listing does not guarantee that a trading market for the Mandatory Convertible Preferred Stock will develop or, if a trading market for the Mandatory Convertible Preferred Stock does develop, the depth or liquidity of that market or the ability of the holders to sell the Mandatory Convertible Preferred Stock, or to sell the Mandatory Convertible Preferred Stock at a favorable price. In addition, as shares of the Mandatory Convertible Preferred Stock are converted, the liquidity of the Mandatory Convertible Preferred Stock that remains outstanding may decrease.

We will incur significantly increased costs and devote substantial management time to reporting and other requirements as a result of operating as a public company.

As a result of the Concurrent Offering and this offering, we will become a public company. As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the NYSE, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Certain members of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Additional compensation costs and any future equity awards will increase our compensation expense, which would increase our general and administrative expense and could adversely affect our profitability. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance on reasonable terms. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or our board committees or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock and the Mandatory Convertible Preferred Stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of Sarbanes-Oxley, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Beginning with our annual report on Form 10-K for the year ending December 31, 2021, our independent registered public accounting firm will also be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 and may issue a report that is adverse in the event that it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. If we identify material weaknesses in our internal controls over financial reporting or are unable to comply with the requirements of Section 404 or assert that our internal controls over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the Mandatory Convertible Preferred Stock and our common stock could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

All internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of changing conditions such as the integrations of acquisitions, the effectiveness of our internal controls may vary over time and we must continue to maintain and upgrade our internal controls. Significant costs are involved with maintaining our technology and internal control infrastructure. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our internal controls may become ineffective or vulnerable. Any failure in the effectiveness of our internal control over financial reporting could have a material effect on our financial reporting, which could negatively impair our ability to execute our business strategy and our ability to deliver accurate and timely financial information.

Following the Concurrent Offering, we will be a controlled company within the meaning of NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of the Concurrent Offering, Lone Star will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a controlled company within the meaning of the corporate governance standards of the NYSE. Under NYSE rules, a company of which more than 50% of the voting power is held by a person or group is a controlled company and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that the compensation and nominating and corporate governance committees be composed entirely of independent directors and such committees may not be subject to annual performance evaluations. Following the Concurrent Offering, we intend to utilize these exemptions. As a result, among other things, we may not have a majority of independent directors and our compensation and nominating and corporate governance committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. Our status as a controlled company could make the Mandatory Convertible Stock and our common stock less attractive to some investors or otherwise harm our stock price.

See “Management” for more information regarding these and other board of directors and governance matters.

Future sales of our common stock in the public market could cause our stock price to decline.

Following completion of the Concurrent Offering and upon the application of the net proceeds from this offering, Lone Star will beneficially own approximately 89,505,333 shares of common stock or 79.6% of our outstanding shares of common stock (or 86,055,333 shares and 76.5% if the underwriters exercise their option to purchase additional shares in full in the Concurrent Offering and 88,505,333 shares and 79.4% if the underwriters exercise their option purchase additional shares in full in this offering). We, Lone Star and our officers and directors have signed lock-up agreements with the underwriters for the Concurrent Offering that will, subject to certain exceptions, restrict the sale of shares of our common stock held by them for 180 days following the date of the prospectus for the Concurrent Offering. The underwriters for the Concurrent Offering may, without notice except in certain limited circumstances, release all or any portion of the shares of common stock subject to lock-up agreements. The market price of the Mandatory Convertible Preferred Stock and our common stock may decline materially when these restrictions on resale by Lone Star and our officers and directors lapse or if they are waived. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements, all shares held by Lone Star and our officers and directors will be eligible for resale in the public market, subject to applicable securities laws, including the Securities Act. Therefore, unless shares owned by Lone Star or any of our officers and directors are registered under the Securities Act, these shares may only be resold into the public markets in accordance with the requirements of an exemption from registration or safe harbor, including Rule 144 and the volume limitations, manner of sale requirements and notice requirements thereof. Lone Star will be considered an affiliate of ours after the Concurrent Offering and the application of the net proceeds from this offering based on their expected common stock ownership and representation on our board of directors. However, after completion of the Concurrent Offering, pursuant to the terms of a registration rights agreement between Lone Star and us, Lone Star will have the right to demand that we register its shares of common stock under the Securities Act as well as the right to include its shares in any registration statement that we file with the SEC subject to certain exceptions. Any registration of Lone Star’s shares would enable those shares to be sold in the public market, subject to certain restrictions in the registration rights agreement and the restrictions under the lock-up agreements referred to above. Any sale by Lone Star or our officers and directors or any perception in the public markets that such a transaction may occur could cause the market price of the Mandatory Convertible Preferred Stock and our common stock to decline materially.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (3) any action asserting a claim against us or any director, officer or other employee arising pursuant to the DGCL, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

DESCRIPTION OF MANDATORY CONVERTIBLE PREFERRED STOCK

The following description is a summary of certain provisions of our    % Series A Mandatory Convertible Preferred Stock, par value $0.0001 per share, which we refer to as our “Mandatory Convertible Preferred Stock.” The following summary of the terms of the Mandatory Convertible Preferred Stock is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designations governing the terms of the Mandatory Convertible Preferred Stock (the “Certificate of Designations”) and our amended and restated certificate of incorporation, as currently in effect, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

As used in this section, the terms the “Company,” “us,” “we” or “our” refer to Caliber Home Loans, Inc. and not any of its subsidiaries or affiliates.

General

Under our amended and restated certificate of incorporation, our board of directors is authorized to provide, without further stockholder action, for the issuance of up to 15,000,000 shares of preferred stock, par value $0.0001 per share (including the shares of Mandatory Convertible Preferred Stock). Unless required by law or by the rules of the NYSE, the authorized shares of preferred stock will be available for issuance without further stockholder action. Our board of directors is able to determine, with respect to any series of preferred stock, the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of that series, including:

•

the number of shares to be included in each series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, if applicable;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

When issued, the Mandatory Convertible Preferred Stock and our common stock issued upon the conversion of the Mandatory Convertible Preferred Stock will be fully paid and nonassessable. The holders of the Mandatory Convertible Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any class of our stock, obligations, warrants or other securities.

Ranking

The Mandatory Convertible Preferred Stock, with respect to dividend rights and/or distribution rights upon our liquidation, winding-up or dissolution, as applicable, will rank:

•

senior to (i) our common stock and (ii) each other class or series of our capital stock established after the first original issue date of shares of the Mandatory Convertible Preferred Stock (which we refer to as the “Initial Issue Date”) the terms of which do not expressly provide that such class or series ranks (x) senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution or (y) on parity with the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution (we refer to our common stock and all such other classes or series of capital stock, collectively as “Junior Stock”);

•

on parity with any class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series will rank on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Parity Stock”);

•

junior to each class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series will rank senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Senior Stock”); and

•	junior to our existing and future indebtedness and other liabilities.

In addition, with respect to dividend rights and distribution rights upon our liquidation, winding-up or dissolution, the Mandatory Convertible Preferred Stock will be structurally subordinated to any existing and future indebtedness and other liabilities of each of our subsidiaries.

As of June 30, 2020, we and our subsidiaries had total outstanding indebtedness of $6.4 billion and no outstanding shares of Parity Stock or Senior Stock.

Listing

We have applied to list our common stock and the Mandatory Convertible Preferred Stock on the NYSE under the symbols “HOMS” and “HOMS PRA,” respectively. Upon such listing, we will use our commercially reasonable efforts to keep the Mandatory Convertible Preferred Stock listed on the NYSE (or, if our common stock is not listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common stock is then listed) at all times that our common stock is listed on such exchange. However, there can be no assurance that the Mandatory Convertible Preferred Stock will be listed, and if listed, that it will continue to be listed. Listing the Mandatory Convertible Preferred Stock on the NYSE does not guarantee that a trading market will develop or, if a trading market does develop, the depth or liquidity of that market or the ability of holders to sell their Mandatory Convertible Preferred Stock easily.

Dividends

Subject to the rights of holders of any class or series of any Senior Stock, holders of the Mandatory Convertible Preferred Stock will be entitled to receive, when, as and if declared by our board of directors, or an authorized committee thereof, out of funds legally available for payment, in the case of dividends paid in cash, and shares of common stock legally permitted to be issued, in the case of dividends paid in shares of common stock, cumulative dividends at the rate per annum of    % of the Liquidation Preference of $50.00 per share of the Mandatory Convertible Preferred Stock (equivalent to $                per annum per share), payable in cash, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion (subject to the limitations described below). See “—Method of Payment of Dividends.” If declared, dividends on the Mandatory Convertible Preferred Stock will be payable quarterly on February 1, May 1, August 1 and November 1 of each year to, and including, November 1, 2023, commencing on February 1, 2021 (each, a “Dividend Payment Date”), at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Initial Issue Date of the Mandatory Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available or shares of common stock legally permitted for the payment of such dividends. If declared, dividends will be payable on the relevant Dividend Payment Date to holders of record of the Mandatory Convertible Preferred Stock as they appear on our stock register at the Close of Business on January 15, April 15, July 15 and October 15, as the case may be, immediately preceding the relevant Dividend Payment Date (each, a “Regular Record Date”), whether or not such holders early convert their shares, or such shares are automatically converted, after a Regular Record Date and on or prior to the immediately succeeding Dividend Payment Date; provided that the Regular Record Date for any such dividend shall not precede the date on which such dividend was so declared. These Regular Record Dates will apply regardless of whether a particular Regular Record Date is a Business Day. A “Business Day” means any day other than a Saturday or Sunday or any other day on which commercial banks in New York City are authorized or required by law or executive order to close. If a Dividend Payment Date is not a Business Day, payment will be made on the next succeeding Business Day, without any interest or other payment in lieu of interest accruing with respect to this delay.

A full dividend period is the period from and including a Dividend Payment Date to, but excluding, the next Dividend Payment Date, except that the initial dividend period will commence on, and include, the Initial Issue Date of the Mandatory Convertible Preferred Stock and will end on and exclude the February 1, 2021 Dividend Payment Date. The amount of dividends payable on each share of Mandatory Convertible Preferred Stock for each full dividend period (after the initial dividend period) will be computed by dividing the annual dividend rate by four. Dividends payable on the Mandatory Convertible Preferred Stock for the initial dividend period and any other partial dividend period will be computed based upon the actual number of days elapsed during such period over a 360-day year (consisting of twelve 30-day months). Accordingly, the dividend on the Mandatory Convertible Preferred Stock for the initial dividend period, assuming the Initial Issue Date is                 , 2020 will be $                per share of Mandatory Convertible Preferred Stock (based on the annual dividend rate of    % and a Liquidation Preference of $50.00 per share) and will be payable, when, as and if declared, on February 1, 2021, to the holders of record thereof on January 15, 2021. The dividend on the Mandatory Convertible Preferred Stock for each subsequent full dividend period, when, as and if declared, will be $                per share of Mandatory Convertible Preferred Stock (based on the annual dividend rate of    % and a Liquidation Preference of $50.00 per share). Accumulated dividends on shares of the Mandatory Convertible Preferred Stock will not bear interest, nor shall additional dividends be payable thereon, if they are paid subsequent to the applicable Dividend Payment Date.

No dividend will be paid unless and until our board of directors, or an authorized committee of our board of directors, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock. No dividend will be declared or paid upon, or any sum of cash or number of shares of our common stock set apart for the payment of dividends upon, any outstanding shares of Mandatory Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum of cash or number of shares of our common stock has been set apart for the payment of such dividends upon, all outstanding shares of Mandatory Convertible Preferred Stock. Except as described above, dividends on shares of Mandatory Convertible Preferred Stock converted to common stock will cease to accumulate, and all other rights of holders of the Mandatory Convertible Preferred Stock will terminate, from and after the Mandatory Conversion Date, the Fundamental Change Conversion Date or the Early Conversion Date (each, as defined below), as applicable.

Our ability to declare and pay cash dividends and to make other distributions with respect to our capital stock, including the Mandatory Convertible Preferred Stock, may be limited by the terms of our and our subsidiaries’ existing and any future indebtedness, including our credit facilities and agreements governing any other indebtedness. Any credit facilities, indentures or other financing agreements we enter into in the future may contain covenants that restrict our ability to pay cash dividends on our capital stock, including the Mandatory Convertible Preferred Stock. In addition, our ability to declare and pay dividends may be limited by applicable

Delaware law. See “Risk Factors—Risks Related to the Mandatory Convertible Preferred Stock—We may be unable to, or may choose not to, pay dividends on the Mandatory Convertible Preferred Stock at current or planned rates or at all.”

Method of Payment of Dividends

Subject to the limitations described below, we may pay any declared dividend (or any portion of any declared dividend) on the shares of Mandatory Convertible Preferred Stock (whether or not for a current dividend period or any prior dividend period, including in connection with the payment of declared and unpaid dividends pursuant to the provisions described in “—Mandatory Conversion” and “—Conversion at the Option of the Holder Upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”), determined in our sole discretion:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and shares of our common stock.

We will make each payment of a declared dividend on the shares of Mandatory Convertible Preferred Stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the Mandatory Convertible Preferred Stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in shares of our common stock no later than 10 Scheduled Trading Days (as defined below) prior to the Dividend Payment Date for such dividend; provided, however, that if we do not provide timely notice of this election, we will be deemed to have elected to pay the relevant dividend in cash. All cash payments to which a holder of the Mandatory Convertible Preferred Stock is entitled in connection with a declared dividend on the shares of Mandatory Convertible Preferred Stock will be rounded to the nearest cent.

If we elect to make any such payment of a declared dividend, or any portion thereof, in shares of our common stock, such shares will be valued for such purpose, in the case of any dividend payment or portion thereof, at 97% of the Average VWAP (as defined below) per share of our common stock over the five consecutive Trading Day (as defined below) period beginning on, and including, the seventh Scheduled Trading Day prior to the applicable Dividend Payment Date (such average, the “Average Price”). If the five Trading Day period to determine the Average Price ends on or after the relevant Dividend Payment Date (whether because a Scheduled Trading Day is not a Trading Day due to the occurrence of a Market Disruption Event (as defined below) or otherwise), then the Dividend Payment Date will be postponed until the third Business Day after the final Trading Day of such five Trading Day period provided that no interest or other amounts will accrue as a result of such postponement.

No fractional shares of our common stock will be delivered to the holders of the Mandatory Convertible Preferred Stock in payment or partial payment of a dividend. We will instead, to the extent we are legally permitted to do so, pay a cash amount (computed to the nearest cent) to each holder that would otherwise be entitled to receive a fraction of a share of our common stock based on the Average Price with respect to such dividend.

To the extent a shelf registration statement is required in our reasonable judgment in connection with the issuance of shares of our common stock issued as payment of a dividend on the shares of Mandatory Convertible Preferred Stock, including dividends paid in connection with a conversion, or in connection with the resale of those shares by Non-Affiliates, we will, to the extent a registration statement covering such shares is not currently filed and effective, use our commercially reasonable efforts to (a) file and cause to become effective such a shelf registration statement covering such issuance or covering such resales from time to time and (b) maintain the effectiveness of such a resale shelf registration statement until the earlier of such time as all such shares of common stock have been resold thereunder and such time as all such shares would be freely tradable without registration by holders thereof that are Non-Affiliates. For purposes of the foregoing sentence, “Non-Affiliates” means holders that are not (and were not at any time during the preceding three months of the applicable sale) “affiliates” of ours for purposes of the Securities Act and the rules and regulations thereunder. To the extent applicable, we will also use our commercially reasonable efforts to have such shares of our common stock approved for listing on the NYSE (or if our common stock is not listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common stock is then listed), so long as our common stock is listed thereon and qualified or registered under applicable state securities laws, if required; provided that we will not be required to qualify as a foreign corporation or to take any action that would subject us to general service of process in any such jurisdiction where we are not presently qualified or where we are not presently subject to taxation as a foreign corporation and such qualification or action would subject us to such taxation.

Notwithstanding the foregoing, in no event will the number of shares of our common stock to be delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to:

•	the declared dividend, divided by

•

$                (the “Floor Price”), which amount represents 35% of the Initial Price (as defined below), subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each Fixed Conversion Rate as set forth below in “—Anti-Dilution Adjustments.”

To the extent that the amount of any declared dividend exceeds the product of (x) the number of shares of our common stock delivered in connection with such declared dividend and (y) 97% of the Average Price, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, notwithstanding any notice by us to the contrary, pay such excess amount in cash (computed to the nearest cent). Any such payment in cash may not be permitted by our then existing debt instruments. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount, and such amount will not form a part of the cumulative dividends that may be deemed to accumulate on the shares of Mandatory Convertible Preferred Stock.

Priority

So long as any share of Mandatory Convertible Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on our common stock or any other class or series of Junior Stock, and no common stock or any other class or series of Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless, in each case, all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid in full in cash, shares of our common stock or a combination thereof, or a sufficient sum of cash or number of shares of our common stock has been set apart for the payment of such dividends, on all outstanding shares of Mandatory Convertible Preferred Stock. The foregoing limitation shall not apply to: (i) any dividend or distribution payable in shares of common stock or other Junior Stock, together with cash in lieu of any fractional share, (ii) purchases, redemptions or other acquisitions of common stock or other Junior Stock in connection with the administration of any benefit or other incentive plan, including any employment contract, in the ordinary course of business, including, without limitation, (x) purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan, provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount, (y) the forfeiture of unvested shares of restricted stock or share withholdings or other acquisitions or surrender of shares to which the holder may otherwise be entitled upon exercise, delivery or vesting of equity awards (whether in payment of applicable taxes, the exercise price or otherwise), and (z) the payment of cash in lieu of fractional shares; (iii) purchases or deemed purchases or acquisitions of fractional interests in shares of any of our common stock or other Junior Stock pursuant to the conversion or exchange provisions of such shares of other Junior Stock or any securities exchangeable for or convertible into shares of common stock or other Junior Stock; (iv) any dividends or distributions of rights or common stock or other

Junior Stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (v) purchases of common stock or other Junior Stock pursuant to a contractually binding requirement to buy common stock or other Junior Stock, including under a contractually binding stock repurchase plan, in each case, existing prior to the date of this prospectus; (vi) the acquisition by us or any of our subsidiaries of record ownership in common stock or other Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than us or any of our subsidiaries), including as trustees or custodians, and the payment of cash in lieu of fractional shares, (vii) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation preference) or Junior Stock and the payment of cash in lieu of fractional shares and (viii) the use of proceeds from this offering to repurchase shares of common stock from Lone Star as described in “The Offering—Use of Proceeds.”

The phrase “Share Dilution Amount” means the increase in the number of diluted shares of our common stock outstanding (determined in accordance with accounting principles generally accepted in the United States of America and as measured from the Initial Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to directors, employees and agents and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

When dividends on shares of the Mandatory Convertible Preferred Stock (i) have not been declared and paid in full on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from such Dividend Payment Dates, on a dividend payment date falling within a regular dividend period related to such Dividend Payment Date), or (ii) have been declared but a sum of cash or number of shares of our common stock sufficient for payment thereof has not been set aside for the benefit of the holders thereof on the applicable Regular Record Date, no dividends may be declared or paid on any shares of Parity Stock unless dividends are declared on the shares of Mandatory Convertible Preferred Stock such that the respective amounts of such dividends declared on the shares of Mandatory Convertible Preferred Stock and such shares of Parity Stock shall be allocated pro rata among the holders of the shares of Mandatory Convertible Preferred Stock and the holders of any shares of Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Company shall allocate those payments so that the respective amounts of those payments for the declared dividend bear the same ratio to each other as all accumulated dividends and all declared and unpaid dividends per share on the shares of Mandatory Convertible Preferred Stock and such shares of Parity Stock bear to each other (subject to their having been declared by our board of directors, or an authorized committee thereof, out of legally available funds); provided, however, that any unpaid dividends on the Mandatory Convertible Preferred Stock will continue to accumulate except as described herein. For purposes of this calculation, with respect to non-cumulative Parity Stock, we will use the full amount of dividends that would be payable for the most recent dividend period if dividends were declared in full on such non-cumulative Parity Stock.

Subject to the foregoing, such dividends as may be determined by our board of directors, or an authorized committee thereof, may be declared and paid (payable in cash, securities or other property) on any securities, including our common stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of the Mandatory Convertible Preferred Stock shall not be entitled to participate in any such dividends.

Redemption

The Mandatory Convertible Preferred Stock will not be redeemable. However, at our option, we may purchase or exchange the Mandatory Convertible Preferred Stock from time to time in the open market, by tender or exchange offer or otherwise, without the consent of, or notice to, holders of the Mandatory Convertible Preferred Stock.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Mandatory Convertible Preferred Stock will be entitled to receive a Liquidation Preference in the amount of $50.00 per share of the Mandatory Convertible Preferred Stock (the “Liquidation Preference”), plus an amount (the “Liquidation Dividend Amount”) equal to accumulated and unpaid dividends on such shares, whether or not declared, to, but excluding, the date fixed for liquidation, winding-up or dissolution to be paid out of our assets legally available for distribution to our stockholders, after satisfaction of debt and other liabilities owed to our creditors and holders of shares of any Senior Stock and before any payment or distribution is made to holders of Junior Stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to (1) the Liquidation Preference plus the Liquidation Dividend Amount on the shares of Mandatory Convertible Preferred Stock and (2) the liquidation preference of, and the amount of accumulated and unpaid dividends (to, but excluding, the date fixed for liquidation, winding-up or dissolution) on, all Parity Stock are not paid in full, the holders of the Mandatory Convertible Preferred Stock and all holders of any such Parity Stock will share equally and ratably in any distribution of our assets in proportion to their respective liquidation preferences and amounts equal to accumulated and unpaid dividends to which they are entitled. After payment to any holder of Mandatory Convertible Preferred Stock of the full amount of the Liquidation Preference and the Liquidation Dividend Amount for such holder’s shares of Mandatory Convertible Preferred Stock, such holder of the Mandatory Convertible Preferred Stock will have no right or claim to any of our remaining assets.

Neither the sale, lease nor exchange of all or substantially all of our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

Our amended and restated certificate of incorporation, including the Certificate of Designations, will not contain any provision requiring funds to be set aside to protect the Liquidation Preference of the Mandatory Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Powers

The holders of the Mandatory Convertible Preferred Stock will not have any voting rights or powers, except as described below and as specifically required by Delaware law or by our amended and restated certificate of incorporation from time to time.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a “Nonpayment”), the authorized number of directors on our board of directors will, at the next annual meeting of stockholders or at a special meeting of stockholders as provided below, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of Voting Preferred Stock (as defined below) then outstanding, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, to vote for the election of a total of two additional members of our board of directors (the “Preferred Stock Directors”); provided, however, that (a) the election of any such Preferred Stock Directors will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors and (b) the effectiveness of any election of any Preferred Stock Director shall be conditioned upon the prior notice to, or approval or consent of, any governmental authority required with respect to or under any requirement of law to which we are subject; and provided, further, that our board of directors shall, at no time, include more than two Preferred Stock Directors. In the event of a Nonpayment, the holders of record of at least 25% of the shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock may request that a special meeting of stockholders be called to elect such Preferred Stock Directors (provided, however, that if our next annual or a special meeting of stockholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Stock Directors, to the extent otherwise permitted by our amended and restated bylaws, will, instead, be included in the agenda for and will be held at such scheduled annual or special meeting of stockholders). The Preferred Stock Directors will stand for reelection annually, at each subsequent annual meeting of the stockholders, so long as the holders of the Mandatory Convertible Preferred Stock continue to have such voting powers.

At any meeting at which the holders of the Mandatory Convertible Preferred Stock are entitled to elect Preferred Stock Directors, the holders of record of a majority in voting power of the then outstanding shares of the Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock, present in person or represented by proxy, will constitute a quorum and the vote of the holders of a majority in voting power of such shares of the Mandatory Convertible Preferred Stock and other Voting Preferred Stock so present or represented by proxy at any such meeting at which there shall be a quorum shall be sufficient to elect the Preferred Stock Directors.

As used in this prospectus, “Voting Preferred Stock” means any other class or series of our preferred stock, other than the Mandatory Convertible Preferred Stock, ranking equally with the Mandatory Convertible Preferred Stock as to dividends and to the distribution of assets upon liquidation, dissolution or winding-up and upon which like voting powers for the election of directors have been conferred and are exercisable. Whether a plurality, majority or other portion in voting power of the Mandatory Convertible Preferred Stock and any other Voting Preferred Stock have been voted in favor of any matter shall be determined by reference to the respective liquidation preference amounts of the Mandatory Convertible Preferred Stock and such other Voting Preferred Stock voted.

If and when all accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been paid in full, or declared and a sum or number of shares of our common stock sufficient for such payment shall have been set aside for the benefit of the holders thereof on the applicable Regular Record Date (a “Nonpayment Remedy”), the holders of the Mandatory Convertible Preferred Stock shall immediately and, without any further action by us, be divested of the foregoing voting powers, subject to the revesting of such powers in the event of each subsequent Nonpayment. If such voting powers for the holders of the Mandatory Convertible Preferred Stock and all other holders of Voting Preferred Stock have terminated, each Preferred Stock Director then in office shall automatically be disqualified as a director and shall no longer be a director and the term of office of each Preferred Stock Director so elected will terminate at such time and the authorized number of directors on our board of directors shall automatically decrease by two.

Any Preferred Stock Director may be removed at any time, with or without cause, by the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting powers described above. In the event that a Nonpayment shall have occurred and there shall not have been a Nonpayment Remedy, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, except in the event that such vacancy is created as a result of such Preferred Stock Director being removed, or if no Preferred Stock Director remains in office, by a vote of the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting powers described above; provided, however, that (a) the election of any such Preferred Stock Directors to fill such vacancy will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors (b) the effectiveness of any election of any Preferred Stock Director shall be conditioned upon the prior notice to, or approval or consent of, any governmental authority required with respect to or under any requirement of law to which we are subject. The Preferred Stock Directors will each be entitled to one vote per director on any matter that comes before our board of directors for a vote.

So long as any shares of the Mandatory Convertible Preferred Stock are outstanding, we will not, without the affirmative vote or consent of the holders of record of at least two-thirds in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock at the time outstanding and entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at an annual or special meeting of such stockholders:

•	amend or alter the provisions of our amended and restated certificate of incorporation so as to authorize or create, or increase the authorized number of, any class or series of Senior Stock;

•

amend, alter or repeal any provision of our amended and restated certificate of incorporation or the Certificate of Designations so as to adversely affect the special rights, preferences or voting powers of the Mandatory Convertible Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the shares of the Mandatory Convertible Preferred Stock, or a merger or consolidation of us with another entity, unless in each case: (A) the shares of the Mandatory Convertible Preferred Stock remain outstanding following the consummation of such binding share exchange, reclassification, merger or consolidation or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity (or the Mandatory Convertible Preferred Stock is otherwise exchanged or reclassified), are converted or reclassified into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent or the right to receive such securities; and (B) the shares of the Mandatory Convertible Preferred Stock that remain outstanding or such shares of preference securities, as the case may be, have such rights, preferences and voting powers that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences and voting powers, taken as a whole, of the Mandatory Convertible Preferred Stock immediately prior to the consummation of such transaction;

provided, however, that in the event that a transaction would trigger voting powers under both the second and the third bullet point above, the third bullet point will govern; provided, further, however, that (1) any increase in the number of our authorized but unissued shares of our preferred stock, (2) any increase in the number of authorized or issued shares of Mandatory Convertible Preferred Stock or (3) the creation and issuance, or increase in the authorized or issued number, of any class or series of Parity Stock or Junior Stock, will be deemed not to adversely affect (or to otherwise cause to be materially less favorable) the rights, preferences or voting powers of the Mandatory Convertible Preferred Stock and shall not require the affirmative vote or consent of holders of the Mandatory Convertible Preferred Stock. Our amended and restated certificate of incorporation and Delaware law permit us, without the approval of any of our stockholders (including any holders of the Mandatory Convertible Preferred Stock), to establish and issue a new series of preferred stock ranking equal with or junior to the Mandatory Convertible Preferred Stock, which may dilute the voting and other interests of holders of the Mandatory Convertible Preferred Stock. See “Description of Capital Stock—Preferred Stock” in the prospectus relating to the Concurrent Offering.

If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect the rights, preferences or voting powers of one or more but not all series of Voting Preferred Stock (including the Mandatory Convertible Preferred Stock for this purpose), then only the series of Voting Preferred Stock, the rights, preferences or voting powers of which are adversely affected and entitled to vote, shall vote as a class in lieu of all other series of Voting Preferred Stock.

Without the consent of the holders of the Mandatory Convertible Preferred Stock, so long as such action does not adversely affect the special rights, preferences or voting powers of the Mandatory Convertible Preferred Stock, and limitations and restrictions thereof, we may amend, alter, supplement or repeal any terms of the Mandatory Convertible Preferred Stock for the following purposes:

•

to cure any ambiguity, omission or mistake, or to correct or supplement any provision contained in the Certificate of Designations that may be defective or inconsistent with any other provision contained in such Certificate of Designations;

•

to make any provision with respect to matters or questions relating to the Mandatory Convertible Preferred Stock that is not inconsistent with the provisions of our amended and restated certificate of incorporation or the Certificate of Designations; or

•	to make any other change that does not adversely affect the rights of any holder of the Mandatory Convertible Preferred Stock (other than any holder that consents to such change).

In addition, without the consent of the holders of the Mandatory Convertible Preferred Stock, we may amend, alter, supplement or repeal any terms of the Mandatory Convertible Preferred Stock in order to (i) conform the terms thereof to the description of the terms of the Mandatory Convertible Preferred Stock set forth under “Description of Mandatory Convertible Preferred Stock” in this prospectus, as supplemented and/or amended by any related pricing term sheet or (ii) file a certificate of correction with respect to the Certificate of Designations to the extent permitted by Section 103(f) of the DGCL.

Mandatory Conversion

Each outstanding share of the Mandatory Convertible Preferred Stock, unless previously converted, will automatically convert on the Mandatory Conversion Date, into a number of shares of our common stock equal to the Conversion Rate (as defined below).

The “Conversion Rate,” which is the number of shares of our common stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock on the Mandatory Conversion Date (excluding any shares of our common stock issued in respect of accrued and unpaid dividends, as described below), will be as follows:

•

if the Applicable Market Value (as defined below) of our common stock is greater than $                (the “Threshold Appreciation Price”), then the Conversion Rate will be                shares of our common stock per share of the Mandatory Convertible Preferred Stock (the “Minimum Conversion Rate”), which is approximately equal to $50.00 divided by the Threshold Appreciation Price;

•

if the Applicable Market Value of our common stock is less than or equal to the Threshold Appreciation Price but equal to or greater than $                (the “Initial Price”), then the Conversion Rate will be equal to $50.00 divided by the Applicable Market Value of our common stock, rounded to the nearest ten-thousandth of a share; or

•

if the Applicable Market Value of our common stock is less than the Initial Price, then the Conversion Rate will be                shares of our common stock per share of the Mandatory Convertible Preferred Stock (the “Maximum Conversion Rate”).

For the avoidance of doubt, the Conversion Rate per share of the Mandatory Convertible Preferred Stock will in no event exceed the Maximum Conversion Rate, subject to adjustment as described under “—Anti-Dilution Adjustments” below and exclusive of any amounts owing in respect of any Additional Conversion Amount or any accrued and unpaid dividends paid at our election in shares of common stock.

We refer to the Minimum Conversion Rate and the Maximum Conversion Rate collectively as the “Fixed Conversion Rates.” The Fixed Conversion Rates are subject to adjustment as described under “—Anti-Dilution Adjustments” below. The “Threshold Appreciation Price” is calculated by dividing $50.00 by the Minimum Conversion Rate, and represents approximately    % appreciation over the Initial Price. The “Initial Price” is calculated by dividing $50.00 by the Maximum Conversion Rate and initially equals $                .

If we declare a dividend on the Mandatory Convertible Preferred Stock for the dividend period ending on, but excluding, November 1, 2023, we will pay such dividend to the holders of record as of the immediately preceding Regular Record Date, as described above under “—Dividends.” If, on or prior to November 1, 2023 we have not declared all or any portion of the accumulated and unpaid dividends on the Mandatory Convertible

Preferred Stock, the Conversion Rate will be adjusted so that holders receive an additional number of shares of our common stock equal to:

•	the amount of such undeclared, accumulated and unpaid dividends per share of Mandatory Convertible Preferred Stock (the “Additional Conversion Amount”), divided by

•	the greater of (x) the Floor Price and (y) 97% of the Average Price (calculated using November 1, 2023 as the applicable Dividend Payment Date).

To the extent that the Additional Conversion Amount exceeds the product of such number of additional shares and 97% of the Average Price, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, declare and pay such excess amount in cash (computed to the nearest cent) pro rata per share to the holders of the Mandatory Convertible Preferred Stock. Any such payment in cash may not be permitted by our then existing debt instruments. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount, and such amount will not form a part of the cumulative dividends that may be deemed to accumulate on the shares of Mandatory Convertible Preferred Stock.

Hypothetical Conversion Values Upon Mandatory Conversion

For illustrative purposes only, the following table shows the number of shares of our common stock that a holder of the Mandatory Convertible Preferred Stock would receive upon mandatory conversion of one share of the Mandatory Convertible Preferred Stock at various Applicable Market Values for our common stock. The table assumes that there will be no conversion adjustments as described above for any Additional Conversion Amount or as described below in “—Anti-Dilution Adjustments” and that dividends on the Mandatory Convertible Preferred Stock will be declared and paid in cash (and not in additional shares of our common stock). The actual Applicable Market Value of our common stock may differ from those set forth in the table below. Given an Initial Price of $                and a Threshold Appreciation Price of $                , a holder of the Mandatory Convertible Preferred Stock would receive on the Mandatory Conversion Date the number of shares of our common stock per share of the Mandatory Convertible Preferred Stock set forth below, subject to the provisions described below with respect to any fractional share of our common stock:

Assumed Applicable Market Value of our common stock	Number of shares of our common stock to be received upon mandatory conversion	Assumed conversion value (calculated as Applicable Market Value multiplied by the number of shares of our common stock to be received upon mandatory conversion)
$		$
$		$
$		$
$		$
$		$
$		$
$		$
$		$
$		$
$		$

Accordingly, assuming that the market price of our common stock on the Mandatory Conversion Date is the same as the Applicable Market Value of our common stock, the aggregate market value of our common stock you receive upon mandatory conversion of a share of Mandatory Convertible Preferred Stock (excluding any shares of our common stock you receive in respect of accrued and unpaid dividends) will be:

•	greater than the $50.00 liquidation preference of the share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is greater than the Threshold Appreciation Price;

•

equal to the $50.00 liquidation preference of the share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is less than or equal to the Threshold Appreciation Price and greater than or equal to the Initial Price; and

•	less than the $50.00 liquidation preference of the share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is less than the Initial Price.

Certain Definitions

The “Average VWAP” per share over a certain period means the arithmetic average of the VWAP per share for each Trading Day in the relevant period.

“Applicable Market Value” means the Average VWAP per share of our common stock over the Settlement Period (as defined below).

“Close of Business” means 5:00 p.m., New York City time.

“Mandatory Conversion Date” means the second Business Day immediately following the last Trading Day of the Settlement Period. The Mandatory Conversion Date is expected to be November 1, 2023. If the Mandatory Conversion Date occurs after November 1, 2023 (whether because a Scheduled Trading Day during the Settlement Period is not a Trading Day due to the occurrence of a Market Disruption Event (as defined below) or otherwise), no interest or other amounts will accrue as a result of such postponement.

“Market Disruption Event” means:

•	a failure by the Relevant Stock Exchange to open for trading during its regular trading session; or

•

the occurrence or existence, prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for our common stock, for more than a one half-hour period in the aggregate during regular trading hours, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Relevant Stock Exchange or otherwise) in our common stock.

“Open of Business” means 9:00 a.m., New York City time.

“Relevant Stock Exchange” means the NYSE or, if our common stock is not then listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then listed or admitted for trading.

A “Scheduled Trading Day” is any day that is scheduled to be a Trading Day.

“Settlement Period” means the 20 consecutive Trading Day period beginning on, and including, the 21st Scheduled Trading Day immediately preceding November 1, 2023.

A “Trading Day” means a day on which:

•	there is no Market Disruption Event; and

•	trading in our common stock generally occurs on the Relevant Stock Exchange;

provided, however, that if our common stock is not listed or admitted for trading, “Trading Day” means any Business Day.

“VWAP” per share of our common stock on any Trading Day means the per share volume-weighted average price as displayed on Bloomberg page “HOMS <EQUITY> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume weighted average price is not available, the market value per share of our common stock on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose, which may include any of the underwriters for this offering).

Early Conversion at the Option of the Holder

Other than during a Fundamental Change Conversion Period (as defined below under “—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount—General”), holders of the Mandatory Convertible Preferred Stock will have the option to convert their Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), at any time prior to November 1, 2023 (an “Early Conversion”), into shares of our common stock at the Minimum Conversion Rate of shares of our common stock per share of the Mandatory Convertible Preferred Stock, subject to adjustment as described under “—Anti-Dilution Adjustments” below.

If, as of the Conversion Date (as defined below) of any Early Conversion (the “Early Conversion Date”), we have not declared all or any portion of the accumulated and unpaid dividends for all full dividend periods ending on a Dividend Payment Date prior to such Early Conversion Date, the conversion rate for such Early Conversion will be adjusted so that holders converting their Mandatory Convertible Preferred Stock at such time receive an additional number of shares of our common stock equal to:

•

such amount of undeclared, accumulated and unpaid dividends per share of Mandatory Convertible Preferred Stock for such prior full dividend periods (the “Early Conversion Additional Amount”), divided by

•

the greater of (x) the Floor Price and (y) the Average VWAP per share of our common stock over the 20 consecutive Trading Day period (the “Early Conversion Settlement Period”) commencing on, and including, the 21st Scheduled Trading Day immediately preceding the Early Conversion Date (such Average VWAP, the “Early Conversion Average Price”).

To the extent that the Early Conversion Additional Amount exceeds the product of such number of additional shares and the Early Conversion Average Price, we will not have any obligation to pay the shortfall in cash or deliver shares of our common stock in respect of such shortfall.

Except as described above, upon any Early Conversion of any Mandatory Convertible Preferred Stock, we will make no payment or allowance for unpaid dividends on such shares of the Mandatory Convertible Preferred Stock, unless such Early Conversion Date occurs after the Regular Record Date for a declared dividend and on or prior to the immediately succeeding Dividend Payment Date, in which case such dividend will be paid on such Dividend Payment Date to the holder of record of the converted shares of the Mandatory Convertible Preferred Stock as of such Regular Record Date, as described in the section above entitled “—Dividends.”

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount

General

If a Fundamental Change occurs on or prior to November 1, 2023, holders of the Mandatory Convertible Preferred Stock will have the right during the Fundamental Change Conversion Period to:

(i)

convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into a number of shares of our common stock (or Units of Exchange Property as described below) at the conversion rate specified in the table below (the “Fundamental Change Conversion Rate”);

(ii)	with respect to such converted shares, receive a Fundamental Change Dividend Make-Whole Amount (as defined below) payable in cash or shares of our common stock; and

(iii)

with respect to such converted shares, receive the Accumulated Dividend Amount (as defined below under “—Fundamental Change Dividend Make-Whole Amount and Accumulated Dividend Amount”) payable in cash or shares of our common stock, subject, in the case of clauses (ii) and (iii), to certain limitations with respect to the number of shares of our common stock that we will be required to deliver, all as described below. Notwithstanding clauses (ii) and (iii) above, if the Regular Record Date for a dividend period for which we have, as of the Fundamental Change Effective Date, declared a dividend occurs before or during the related Fundamental Change Conversion Period, then we will pay such dividend on the relevant Dividend Payment Date to the holders of record on such Regular Record Date, as described in “—Dividends,” and the Accumulated Dividend Amount will not include the amount of such dividend, and the Fundamental Change Dividend Make-Whole Amount will not include the present value of the payment of such dividend.

To exercise this right, holders must submit their shares of Mandatory Convertible Preferred Stock for conversion at any time during the period (the “Fundamental Change Conversion Period”) beginning on, and including, the Fundamental Change Effective Date and ending at the Close of Business on, and including, the date that is 20 calendar days after the Fundamental Change Effective Date (but, in no event later than November 1, 2023). A Conversion Date occurring during such Fundamental Change Conversion Period is referred to herein as a “Fundamental Change Conversion Date.” Holders who do not submit their shares for conversion during the Fundamental Change Conversion Period will not be entitled to convert their Mandatory Convertible Preferred Stock at the relevant Fundamental Change Conversion Rate or to receive the relevant Fundamental Change Dividend Make-Whole Amount or the Accumulated Dividend Amount.

We will notify holders of the Fundamental Change Effective Date no later than the second Business Day immediately following such Fundamental Change Effective Date. If we notify holders of a Fundamental Change later than the second Business Day following the Fundamental Change Effective Date, the Fundamental Change Conversion Period will be extended by a number of days equal to the number of days from, and including, such Fundamental Change Effective Date to, but excluding, the date of the notice; provided, however, that the Fundamental Change Conversion Period will not be extended beyond November 1, 2023.

A “Fundamental Change” will be deemed to have occurred, at any time after the Initial Issue Date of the Mandatory Convertible Preferred Stock, if any of the following occurs:

(i) the consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination or change in par value) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or a combination thereof); (B) any consolidation, merger or other combination of us or binding share exchange pursuant to which our common stock will be converted into, or exchanged for, stock, other securities or other property or assets (including cash or a combination thereof); or (C) any sale, lease or other transfer or disposition in one transaction or a series of transactions of all or substantially all of the consolidated assets of ours and our subsidiaries taken as a whole, to any person other than one or more of our wholly-owned subsidiaries;

(ii) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations thereunder, whether or not applicable), other than us, any of our wholly-owned subsidiaries, a Permitted Holder or any of our or our wholly-owned subsidiaries’ employee benefit plans (or any person or entity acting solely in its capacity as trustee, agent or other fiduciary or administrator of any such plan), filing a Schedule TO or any other schedule, form or report under the Exchange Act, in each case disclosing that such person or group has become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of capital stock then outstanding entitled to vote generally in elections of our directors; or

(iii) our common stock (or other Exchange Property) ceases to be listed or quoted for trading on the NYSE, the NASDAQ Global Select Market or the NASDAQ Global Market (or another U.S. national securities exchange or any of their respective successors).

“Permitted Holder” means each of Lone Star and its control investment affiliates (including the funds, partnerships or other co-investment vehicles managed, advised or controlled thereby but other than, in each case, any portfolio company), provided that no such person shall constitute a Permitted Holder if, at any time following the completion of this offering and the application of the net proceeds therefrom to repurchase shares of common stock from Lone Star, Lone Star and its control investment affiliates, collectively, have, directly or indirectly, beneficial ownership of more than     % of the total voting power in the aggregate of all classes of our capital stock then outstanding entitled to vote generally in elections of our directors.

However, a transaction or transactions described in clause (i) or clause (ii) above will not constitute a Fundamental Change if at least 90% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares or pursuant to statutory appraisal rights, in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of the NYSE, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions such consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) becomes the Exchange Property.

Fundamental Change Conversion Rate

The Fundamental Change Conversion Rate will be determined by reference to the table below and is based on the effective date of such Fundamental Change (the “Fundamental Change Effective Date”) and the price (the “Fundamental Change Stock Price”) paid or deemed paid per share of our common stock in such Fundamental Change. If the holders of our common stock receive only cash in such Fundamental Change, the Fundamental Change Stock Price shall be the cash amount paid per share of common stock. Otherwise, the Fundamental Change Stock Price shall be the Average VWAP per share of our common stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Fundamental Change Effective Date.

The Fundamental Change Stock Prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the Fixed Conversion Rates of the Mandatory Convertible Preferred Stock are adjusted. The adjusted Fundamental Change Stock Prices will equal (i) the Fundamental Change Stock Prices applicable immediately prior to such adjustment, multiplied by (ii) a fraction, the numerator of which is the Minimum Conversion Rate immediately prior to the adjustment giving rise to the Fundamental Change Stock Price adjustment and the denominator of which is the Minimum Conversion Rate as so adjusted. Each of the Fundamental Change Conversion Rates in the table below will be subject to adjustment in the same manner and at the same time as each Fixed Conversion Rate as set forth in “—Anti-Dilution Adjustments.”

The following table sets forth the Fundamental Change Conversion Rate per share of the Mandatory Convertible Preferred Stock for each Fundamental Change Stock Price and Fundamental Change Effective Date set forth below.

Fundamental Change Stock Price
	$	$	$	$	$	$	$	$	$
Fundamental Change Effective Date
, 2020
November 1, 2021
November 1, 2022
November 1, 2023

The exact Fundamental Change Stock Price and Fundamental Change Effective Date may not be set forth in the table, in which case:

•

if the Fundamental Change Stock Price is between two Fundamental Change Stock Price amounts in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Stock Price amounts and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•

if the Fundamental Change Stock Price is in excess of $                per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•

if the Fundamental Change Stock Price is less than $                per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Fundamental Change Dividend Make-Whole Amount and Accumulated Dividend Amount

For any shares of the Mandatory Convertible Preferred Stock that are converted during the Fundamental Change Conversion Period, in addition to the common stock issued upon conversion at the Fundamental Change Conversion Rate, we will, at our option (subject to satisfaction of the requirements described below):

(a)

pay in cash (computed to the nearest cent), to the extent we are legally permitted to do so and to the extent permitted under the terms of the documents governing our indebtedness, an amount equal to the present value, calculated using a discount rate of     % per annum, of all dividend payments (excluding any Accumulated Dividend Amount, and subject to the second sentence under “—General” above) on the Mandatory Convertible Preferred Stock for (i) the partial dividend period, if any, from, and including, the Fundamental Change Effective Date to, but excluding, the next Dividend Payment Date and (ii) all remaining full dividend periods from, and including, the Dividend Payment Date following the Fundamental Change Effective Date to, but excluding, the Mandatory Conversion Date (the “Fundamental Change Dividend Make-Whole Amount”);

(b)

increase the number of shares of our common stock (or Units of Exchange Property) to be issued upon conversion by a number equal to (i) the Fundamental Change Dividend Make-Whole Amount divided by (ii) the greater of (x) the Floor Price and (y) 97% of the Fundamental Change Stock Price; or

(c)

pay the Fundamental Change Dividend Make-Whole Amount through any combination of cash and shares of our common stock (or Units of Exchange Property) in accordance with the provisions of clauses (a) and (b) above.

As used herein, the term “Accumulated Dividend Amount” means, with respect to any Fundamental Change, the aggregate amount of undeclared, accumulated and unpaid dividends, if any, for dividend periods prior to the relevant Fundamental Change Effective Date, including (but subject to the second sentence under “—General” above) for the partial dividend period, if any, from, and including, the Dividend Payment Date immediately preceding such Fundamental Change Effective Date to, but excluding, such Fundamental Change Effective Date. For the avoidance of doubt, if the Regular Record Date for a dividend period for which we have, as of the Fundamental Change Effective Date, declared a dividend occurs before or during the related Fundamental Change Conversion Period, then we will pay such dividend on the relevant Dividend Payment Date to the holders of record at the Close of Business on such Regular Record Date, as described in “—Dividends,” and the Accumulated Dividend Amount will not include the amount of such dividend, and the Fundamental Change Dividend Make-Whole Amount will not include the present value of such dividend.

The Accumulated Dividend Amount will be payable at our option (subject to satisfaction of the requirements described below):

•	in cash (computed to the nearest cent), to the extent we are legally permitted to do so and to the extent permitted under the terms of the documents governing our indebtedness;

•

in an additional number of shares of our common stock (or Units of Exchange Property) equal to (i) the Accumulated Dividend Amount divided by (ii) the greater of (x) the Floor Price and (y) 97% of the Fundamental Change Stock Price; or

•	through a combination of cash and shares of our common stock (or Units of Exchange Property) in accordance with the provisions of the preceding two bullets.

We will pay the Fundamental Change Dividend Make-Whole Amount and the Accumulated Dividend Amount in cash, except to the extent we elect on or prior to the second Business Day following the Fundamental Change Effective Date to make all or any portion of such payments in shares of our common stock (or Units of Exchange Property).

In addition, if we elect to deliver common stock (or Units of Exchange Property) in respect of all or any portion of the Fundamental Change Dividend Make-Whole Amount or the Accumulated Dividend Amount, to the extent that the Fundamental Change Dividend Make-Whole Amount or the Accumulated Dividend Amount or the dollar amount of any portion thereof paid in common stock (or Units of Exchange Property) exceeds the product of (x) the number of additional shares we deliver in respect thereof and (y) 97% of the Fundamental Change Stock Price, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, pay such excess amount in cash (computed to the nearest cent). Any such payment in cash may not be permitted by our then existing debt instruments, including any restricted payments covenants. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount.

However, if we are prohibited from paying or delivering, as the case may be, the Fundamental Change Dividend Make-Whole Amount (whether in cash or in shares of our common stock), in whole or in part, due to limitations of applicable Delaware law, then the Fundamental Change Conversion Rate will instead be increased by a number of shares of common stock equal to the cash amount of the aggregate unpaid and undelivered Fundamental Change Dividend Make-Whole Amount, divided by the greater of (i) the Floor Price and (ii) 97% of the Fundamental Change Stock Price. To the extent that the cash amount of the aggregate unpaid and undelivered Fundamental Change Dividend Make-Whole Amount exceeds the product of such number of additional shares and 97% of the Fundamental Change Stock Price, we will not have any obligation to pay the shortfall in cash or deliver additional shares of our common stock in respect of such amount.

No fractional shares of our common stock (or to the extent applicable, Units of Exchange Property) will be delivered to converting holders of the Mandatory Convertible Preferred Stock in respect of the Fundamental Change Dividend Make-Whole Amount or the Accumulated Dividend Amount. We will instead pay a cash amount (computed to the nearest cent) to each converting holder that would otherwise be entitled to receive a fraction of a share of our common stock (or to the extent applicable, Units of Exchange Property) based on the Average VWAP per share of our common stock (or to the extent applicable, Units of Exchange Property) over the five consecutive Trading Day period beginning on, and including, the seventh Scheduled Trading Day immediately preceding the Fundamental Change Conversion Date.

Not later than the second Business Day following the Fundamental Change Effective Date, we will notify holders of:

•

the Fundamental Change Conversion Rate (if we provide notice to holders prior to the anticipated Fundamental Change Effective Date, specifying how the Fundamental Change Conversion Rate will be determined);

•

the Fundamental Change Dividend Make-Whole Amount and whether we will pay such amount in cash, shares of our common stock (or to the extent applicable, Units of Exchange Property) or a combination thereof, specifying the combination, if applicable; and

•

the Accumulated Dividend Amount as of the Fundamental Change Effective Date and whether we will pay such amount in cash, shares of our common stock (or to the extent applicable, Units of Exchange Property) or a combination thereof, specifying the combination, if applicable.

Our obligation to deliver shares at the Fundamental Change Conversion Rate in connection with a Fundamental Change and pay the Fundamental Change Dividend Make-Whole Amount (whether in cash, our common stock or any combination thereof) could be considered a penalty under state law, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies and therefore may not be enforceable in whole or in part.

Conversion Procedures

Upon Mandatory Conversion

Any outstanding shares of Mandatory Convertible Preferred Stock will mandatorily and automatically convert into shares of common stock on the Mandatory Conversion Date. You will not be required to pay any transfer or similar taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own.

A certificate representing the shares of common stock issuable upon conversion will be issued and delivered to the converting holder, or, if the shares of Mandatory Convertible Preferred Stock being converted is in global form, the shares of common stock issuable upon conversion shall be delivered to the converting holder through the facilities of The Depository Trust Company (“DTC”), in each case together with delivery by us to the converting holder of any cash to which the converting holder is entitled, only after all applicable taxes and duties, if any, payable by you have been paid in full, and such shares and cash will be delivered on the later of (i) the Mandatory Conversion Date and (ii) the Business Day after you have paid in full all applicable taxes and duties, if any.

The person or persons entitled to receive the shares of our common stock issuable upon mandatory conversion of the Mandatory Convertible Preferred Stock will be treated as the record holder(s) of such shares as of the Close of Business on the Mandatory Conversion Date. Prior to the Close of Business on the Mandatory Conversion Date, the common stock issuable upon conversion of the Mandatory Convertible Preferred Stock on the Mandatory Conversion Date will not be deemed to be outstanding for any purpose and you will have no rights, powers or preferences with respect to such common stock, including voting powers, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the Mandatory Convertible Preferred Stock.

Upon Early Conversion or Upon Early Fundamental Change Conversion

If you elect to convert the Mandatory Convertible Preferred Stock prior to the Mandatory Conversion Date, in the manner described in “—Early Conversion at the Option of the Holder” or “—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount” (an “Early Fundamental Change Conversion”), you must observe the following conversion procedures:

•

If shares of the Mandatory Convertible Preferred Stock are in global form, to convert the Mandatory Convertible Preferred Stock you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program.

•	If shares of the Mandatory Convertible Preferred Stock are held in certificated form, you must comply with certain procedures set forth in the Certificate of Designations.

In either case, if required, you must pay all transfer or similar taxes or duties, if any.

The “Conversion Date” will be the date on which you have satisfied the foregoing requirements with respect to an Early Conversion or an Early Fundamental Change Conversion.

You will not be required to pay any transfer or similar taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own.

A certificate representing shares of common stock issuable upon conversion will be issued and delivered to the converting holder, or, if the Mandatory Convertible Preferred Stock being converted is in global form, the shares of common stock issuable upon conversion shall be delivered through the facilities of DTC, in each case together with delivery by us to the converting holder of any cash to which the converting holder is entitled, only after all applicable taxes and duties, if any, payable by you have been paid in full, and such shares and cash will be delivered on the latest of (i) the second Business Day immediately succeeding the Conversion Date, (ii) if applicable, the second Business Day immediately succeeding the last day of the Early Conversion Settlement Period and (iii) the Business Day after you have paid in full all applicable taxes and duties, if any.

The person or persons entitled to receive the shares of common stock issuable upon conversion of the Mandatory Convertible Preferred Stock will be treated as the record holder(s) of such shares as of the Close of Business on the applicable Conversion Date. Prior to the Close of Business on the applicable Conversion Date, the shares of common stock issuable upon conversion of any shares of the Mandatory Convertible Preferred Stock will not be deemed to be outstanding for any purpose, and you will have no rights, powers or preferences with respect to such common stock, including voting powers, rights to respond to tender offers for the common stock and rights to receive any dividends or other distributions on the common stock, by virtue of holding the Mandatory Convertible Preferred Stock.

Fractional Shares

No fractional shares of our common stock will be issued to holders of the Mandatory Convertible Preferred Stock upon conversion. In lieu of any fractional shares of our common stock otherwise issuable in respect of the aggregate number of shares of the Mandatory Convertible Preferred Stock of any holder that are converted, that holder will be entitled to receive an amount in cash (computed to the nearest cent) equal to the product of: (i) that same fraction; and (ii) the Average VWAP of our common stock over the five consecutive Trading Day period beginning on, and including, the seventh Scheduled Trading Day immediately preceding the applicable Conversion Date.

Subject to any applicable rules and procedures of DTC, if more than one share of the Mandatory Convertible Preferred Stock is surrendered for conversion at one time by or for the same holder, the number of full shares of our common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of the Mandatory Convertible Preferred Stock so surrendered.

Anti-Dilution Adjustments

Each Fixed Conversion Rate will be adjusted as described below, except that we will not make any adjustments to the Fixed Conversion Rates if holders of the Mandatory Convertible Preferred Stock participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of our common stock and solely as a result of holding the Mandatory Convertible Preferred Stock, in any of the transactions described below without having to convert their Mandatory Convertible Preferred Stock as if they held a number of shares of common stock equal to (i) the Maximum Conversion Rate as of the record date for such transaction, multiplied by (ii) the number of shares of Mandatory Convertible Preferred Stock held by such holder.

(1)

If we exclusively issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, each Fixed Conversion Rate will be adjusted based on the following formula:

CR1 = CR0 ×	OS1
OS0

where,

CR0 =

such Fixed Conversion Rate in effect immediately prior to the Close of Business on the record date of such dividend or distribution, or immediately prior to the Open of Business on the effective date of such share split or share combination, as applicable;

CR1 =	such Fixed Conversion Rate in effect immediately after the Close of Business on such record date or immediately after the Open of Business on such effective date, as applicable;
OS0 =

the number of shares of our common stock outstanding immediately prior to the Close of Business on such record date or immediately prior to the Open of Business on such effective date, as applicable, before giving effect to such dividend, distribution, share split or share combination; and

OS1 =	the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this clause (1) shall become effective immediately after the Close of Business on the record date for such dividend or distribution, or immediately after the Open of Business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, each Fixed Conversion Rate shall be immediately readjusted, effective as of the date our board of directors or a committee thereof determines not to pay such dividend or distribution, to such Fixed Conversion Rate that would then be in effect if such dividend or distribution had not been declared. For the purposes of this clause (1), the number of shares of our common stock outstanding immediately prior to the Close of Business on the record date and the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination shall, in each case, not include shares that we hold in treasury. We will not pay any dividend or make any distribution on shares of our common stock that we hold in treasury.

“Effective date” as used in this clause (1) means the first date on which the shares of our common stock trade on the Relevant Stock Exchange, regular way, reflecting the relevant share split or share combination, as applicable.

“Record date” means, with respect to any dividend, distribution or other transaction or event in which the holders of our common stock (or other applicable security) have the right to receive any cash, securities or other property or in which our common stock (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of our common stock (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by our board of directors or a duly authorized committee thereof, statute, contract or otherwise).

(2)

If we issue to all or substantially all holders of our common stock any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of our common stock at a price per share that is less than the Average VWAP per share of our common stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, each Fixed Conversion Rate will be increased based on the following formula:

CR1 = CR0 ×	OS0 + X
OS0 + Y

where,

CR0 =	such Fixed Conversion Rate in effect immediately prior to the Close of Business on the record date for such issuance;
CR1 =	such Fixed Conversion Rate in effect immediately after the Close of Business on such record date;
OS0 =	the number of shares of our common stock outstanding immediately prior to the Close of Business on such record date;
X =	the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and
Y =	the number of shares of our common stock equal to (i) the aggregate price payable to exercise such rights, options or warrants, divided by (ii) the Average VWAP per share of our common stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the Close of Business on the record date for such issuance. To the extent that such rights, options or warrants are not exercised prior to their expiration or shares of common stock are not delivered after the exercise of such rights, options or warrants, each Fixed Conversion Rate shall be decreased to such Fixed Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of common stock actually delivered, if any. If such rights, options or warrants are not so issued, each Fixed Conversion Rate shall be immediately readjusted, effective as of the date our board of directors or a committee thereof determines not to pay such dividend or distribution, to such Fixed Conversion Rate that would then be in effect if such record date for such issuance had not occurred.

For the purpose of this clause (2), in determining whether any rights, options or warrants entitle the holders of our common stock to subscribe for or purchase shares of our common stock at less than such Average VWAP per share for the 10 consecutive trading day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such shares of our common stock, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors or a committee thereof.

(3)

If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding:

•	dividends, distributions or issuances as to which the provisions set forth in clause (1) or (2) shall apply;

•	dividends or distributions paid exclusively in cash as to which the provisions set forth in clause (4) below shall apply;

•

any dividends and distributions upon conversion of, or in exchange for, our common stock in connection with a recapitalization, reclassification, change, consolidation, merger or other combination, share exchange, or sale, lease or other transfer or disposition resulting in the change in the conversion consideration as described below under “—Recapitalizations, Reclassifications and Changes of Our Common Stock”;

•	except as otherwise described below, rights issued pursuant to a shareholder rights plan adopted by us; and

•	spin-offs as to which the provisions set forth below in this clause (3) shall apply;

then each Fixed Conversion Rate will be increased based on the following formula:

CR1 = CR0 ×	SP0
SP0 – FMV

where,

CR0 =	such Fixed Conversion Rate in effect immediately prior to the Close of Business on the record date for such distribution;
CR1 =	such Fixed Conversion Rate in effect immediately after the Close of Business on such record date;
SP0 =	the Average VWAP per share of our common stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-date for such distribution; and
FMV =	the fair market value (as determined by our board of directors or a committee thereof in good faith) of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants so distributed, expressed as an amount per share of our common stock on the ex-date for such distribution.

“Ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from us or, if applicable, from the seller of our common stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

Any increase made under the portion of this clause (3) above will become effective immediately after the Close of Business on the record date for such distribution. If such distribution is not so paid or made, each Fixed Conversion Rate shall be immediately readjusted, effective as of the date our board of directors or a committee thereof determines not to pay such dividend or distribution, to be such Fixed Conversion Rate that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, for purposes of this clause (3), if FMV is equal to or greater than SP0, or if the difference is less than $1.00, in lieu of the foregoing increase, each holder shall receive, in respect of each share of Mandatory Convertible Preferred Stock, at the same time and upon the same terms as holders of our common stock, the amount and kind of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities that such holder would have received if such holder owned a number of shares of common stock equal to the Maximum Conversion Rate in effect on the record date for the distribution.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•	we will not adjust the Fixed Conversion Rates pursuant to the foregoing in this clause (3) until the earliest of these triggering events occurs; and

•

we will readjust the Fixed Conversion Rates to the extent any of these rights, options or warrants are not exercised before they expire or are terminated without exercise by any holder thereof; provided that the rights, options or warrants trade together with our common stock and will be issued in respect of future issuances of the shares of our common stock.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange, which we refer to as a “spin-off,” each Fixed Conversion Rate will be increased based on the following formula:

CR1 = CR0 ×	FMV0 + MP0
MP0

where,

CR0 =

such Fixed Conversion Rate in effect immediately prior to the Close of Business on the last Trading Day of the 10 consecutive Trading Day period commencing on, and including, the ex-date for the spin-off (the “valuation period”);

CR1 =	such Fixed Conversion Rate in effect immediately after the Close of Business on the last Trading Day of the valuation period;
FMV0 =	the Average VWAP per share of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the valuation period; and
MP0 =	the Average VWAP per share of our common stock over the valuation period.

The increase to each Fixed Conversion Rate under the preceding formula will become effective at the Close of Business on the last Trading Day of the valuation period. Notwithstanding the foregoing, if any date for determining the number of shares of our common stock issuable to a holder occurs during the valuation period, the reference to “10” in the preceding formula shall be deemed replaced with such lesser number of Trading Days as have elapsed between the beginning of the valuation period and such determination date for purposes of determining such Fixed Conversion Rate. If such dividend or distribution is not so paid, each Fixed Conversion Rate shall be decreased, effective as of the date our board of directors or a committee thereof determines not to make or pay such dividend or distribution, to be such Fixed Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(4)	If any cash dividend or distribution is made to all or substantially all holders of our common stock, each Fixed Conversion Rate will be adjusted based on the following formula:

CR1 = CR0 ×	SP0
SP0 – C

where,

CR0 =	such Fixed Conversion Rate in effect immediately prior to the Close of Business on the record date for such dividend or distribution;
CR1 =	such Fixed Conversion Rate in effect immediately after the Close of Business on the record date for such dividend or distribution;
SP0 =	the Average VWAP per share of our common stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-date for such distribution; and
C =	the amount in cash per share we distribute to all or substantially all holders of our common stock.

Any increase made under this clause (4) shall become effective immediately after the Close of Business on the record date for such dividend or distribution. If such dividend or distribution is not so paid, each Fixed Conversion Rate shall be decreased, effective as of the date our board of directors or a committee thereof determines not to make or pay such dividend or distribution, to be such Fixed Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, for purposes of this clause (4), if C is equal to or greater than SP0, or if the difference is less than $1.00, in lieu of the foregoing increase, each holder shall receive, for each share of Mandatory Convertible Preferred Stock, at the same time and upon the same terms as holders of shares of our common stock, the amount of cash that such holder would have received if such holder owned a number of shares of our common stock equal to the Maximum Conversion Rate on the record date for such cash dividend or distribution.

(5)

If we or any of our subsidiaries make a payment in respect of a tender or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the Average VWAP per share of our common stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “expiration date”), each Fixed Conversion Rate will be increased based on the following formula:

CR1 = CR0 ×	AC + (SP1 × OS1)
OS0 × SP1

where,

CR0 =	such Fixed Conversion Rate in effect immediately prior to the Close of Business on the 10th Trading Day immediately following, and including, the Trading day next succeeding the expiration date;
CR1 =	such Fixed Conversion Rate in effect immediately after the Close of Business on the 10th Trading Day immediately following, and including, the Trading day next succeeding the expiration date;
AC =

the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof in good faith) paid or payable for shares purchased in such tender or exchange offer;

OS0 =

the number of shares of our common stock outstanding immediately prior to the expiration date (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1 =

the number of shares of our common stock outstanding immediately after the expiration date (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 =	the Average VWAP of our common stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the expiration date (the “averaging period”).

The increase to each Fixed Conversion Rate under the preceding formula will become effective at the Close of Business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the expiration date. Notwithstanding the foregoing, if any date for determining the number of shares of our common stock issuable to a holder occurs within the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, the reference to “10” in the preceding formula shall be deemed replaced with such lesser number of Trading Days as have elapsed between the expiration date of such tender or exchange offer and such determination date for purposes of determining such Fixed Conversion Rate. For the avoidance of doubt, no adjustment under this clause (5) will be made if such adjustment would result in a decrease in any Fixed Conversion Rate; except as set forth below.

In the event that we or one of our subsidiaries is obligated to purchase shares of common stock pursuant to any such tender offer or exchange offer, but we or such subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then each Fixed Conversion Rate shall again be adjusted to be such Fixed Conversion Rate that would then be in effect if such tender offer or exchange offer had not been made.

We may, to the extent permitted by law and the rules of NYSE or any other securities exchange on which our common stock or the Mandatory Convertible Preferred Stock is then listed, increase each Fixed Conversion Rate by any amount for a period of at least 20 Business Days if such increase is irrevocable during such 20 Business Days and our board of directors, or a committee thereof, determines that such increase would be in our best interest. In addition, we may make such increases in each Fixed Conversion Rate as we deem advisable in order to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of shares of our common stock (or issuance of rights or warrants to acquire shares of our common stock) or from any event treated as such for income tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each Fixed Conversion Rate.

Holders of the Mandatory Convertible Preferred Stock may, in certain circumstances, including a distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution subject to U.S. Federal income tax as a dividend as a result of an adjustment or the nonoccurrence of an adjustment to the Fixed Conversion Rates. See “Certain United States Federal Income Tax Consequences.”

If we have a rights plan in effect upon conversion of the Mandatory Convertible Preferred Stock into common stock, you will receive, in addition to any shares of common stock received in connection with such conversion, the rights under the rights plan. However, if, prior to any conversion, the rights have separated from the shares of common stock in accordance with the provisions of the applicable rights plan, each Fixed Conversion Rate will be adjusted at the time of separation as if we distributed to all or substantially all holders of our common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights, options or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. We do not currently have a stockholder rights plan in effect.

Adjustments to the Fixed Conversion Rates will be calculated to the nearest 1/10,000th of a share of our common stock. No adjustment to any Fixed Conversion Rate will be required unless the adjustment would require an increase or decrease of at least 1% of the Fixed Conversion Rate; provided, however, that if an adjustment is not made because the adjustment does not change the Fixed Conversion Rates by at least 1%, then such adjustment will be carried forward and taken into account in any future adjustment. Notwithstanding the foregoing, on each date for determining the number of shares of our common stock issuable to a holder upon any conversion of the Mandatory Convertible Preferred Stock, we will give effect to all adjustments that we have otherwise deferred pursuant to this sentence, and those adjustments will no longer be carried forward and taken into account in any future adjustment.

The Fixed Conversion Rates will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in common stock under any plan;

•

upon the issuance of any shares of our common stock or rights or warrants to purchase those shares pursuant to any present or future benefit or other incentive plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the Initial Issue Date;

•	for a change in the par value of our common stock;

•

for stock repurchases that are not tender offers referred to in clause (5) of the adjustments above, including structured or derivative transactions, in connection with the use of proceeds from this offering to repurchase shares of common stock from Lone Star as described in “The Offering—Use of Proceeds” or pursuant to a stock repurchase program approved by our board of directors;

•

for accumulated dividends on the Mandatory Convertible Preferred Stock, except as described above under “—Mandatory Conversion,” “—Early Conversion at the Option of the Holder” and “—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount”; or

•

for any other issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities, except as described above.

Except as otherwise provided above, we will be responsible for making all calculations called for under the Mandatory Convertible Preferred Stock. These calculations include, but are not limited to, determinations of the Fundamental Change Share Price, the VWAPs, the Average VWAPs and the Fixed Conversion Rates of the Mandatory Convertible Preferred Stock and shall be made in good faith.

We will be required, within 10 Business Days after the Fixed Conversion Rates are adjusted, to provide or cause to be provided written notice of the adjustment to the holders of the Mandatory Convertible Preferred Stock. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each Fixed Conversion Rate was determined and setting forth each adjusted Fixed Conversion Rate.

For the avoidance of doubt, if an adjustment is made to the Fixed Conversion Rates, no separate inversely proportionate adjustment will be made to the Initial Price or the Threshold Appreciation Price because the Initial Price is equal to $50.00 divided by the Maximum Conversion Rate (as adjusted in the manner described herein) and the Threshold Appreciation Price is equal to $50.00 divided by the Minimum Conversion Rate (as adjusted in the manner described herein).

Whenever the terms of the Mandatory Convertible Preferred Stock require us to calculate the VWAP per share of our common stock over a span of multiple days, our board of directors or an authorized committee thereof will make appropriate adjustments in good faith (including, without limitation, to the Applicable Market Value, the Early Conversion Average Price, the Fundamental Change Share Price and the Average Price (as the case may be)) to account for any adjustments to the Fixed Conversion Rates (as the case may be) that become effective, or any event that would require such an adjustment if the ex-date, effective date, record date or expiration date (as the case may be) of such event occurs, during the relevant period used to calculate such prices or values (as the case may be).

If:

•

the record date for a dividend or distribution on shares of our common stock occurs after the end of the 20 consecutive Trading Day period used for calculating the Applicable Market Value and before the Mandatory Conversion Date; and

•

that dividend or distribution would have resulted in an adjustment of the number of shares issuable to the holders of the Mandatory Convertible Preferred Stock had such record date occurred on or before the last Trading Day of such 20-Trading Day period, then we will deem the holders of the Mandatory Convertible Preferred Stock to be holders of record of our common stock for purposes of that dividend or distribution. In this case, the holders of the Mandatory Convertible Preferred Stock would receive the dividend or distribution on our common stock together with the number of shares of our common stock issuable upon mandatory conversion of the Mandatory Convertible Preferred Stock.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the event of:

•

any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the surviving corporation and in which the shares of our common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of us or another person);

•	any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets;

•	any reclassification of our common stock into securities, including securities other than our common stock; or

•	any statutory exchange of our securities with another person (other than in connection with a merger or acquisition),

in each case, as a result of which our common stock would be converted into, or exchanged for, stock, other securities or other property or assets (including cash or any combination thereof) (each, a “Reorganization Event”), each share of the Mandatory Convertible Preferred Stock outstanding immediately prior to such Reorganization Event shall, without the consent of the holders of the Mandatory Convertible Preferred Stock, become convertible into the kind of stock, other securities or other property or assets (including cash or any combination thereof) that such holder would have been entitled to receive if such holder had converted its Mandatory Convertible Preferred Stock into common stock immediately prior to such Reorganization Event (such stock, other securities or other property or assets (including cash or any combination thereof), the “Exchange Property,” with each “Unit of Exchange Property” meaning the kind and amount of Exchange Property that a holder of one share of common stock is entitled to receive).

If the transaction causes our common stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the

Exchange Property into which the Mandatory Convertible Preferred Stock will be convertible will be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of our common stock in such Reorganization Event.

We will notify holders of the Mandatory Convertible Preferred Stock of the weighted average referred to in the first bullet point in the preceding sentence as soon as practicable after such determination is made.

The number of Units of Exchange Property we will deliver for each share of the Mandatory Convertible Preferred Stock converted following the effective date of such Reorganization Event will be determined as if references to our common stock in the description of the conversion rate applicable upon mandatory conversion, Early Conversion and Early Fundamental Change Conversion were to Units of Exchange Property (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such Mandatory Convertible Preferred Stock is actually converted). For the purpose of determining which bullet of the definition of conversion rate in the second paragraph under “—Mandatory Conversion” will apply upon mandatory conversion, and for the purpose of calculating the conversion rate if the second bullet is applicable, the value of a Unit of Exchange Property will be determined in good faith by our board of directors or an authorized committee thereof (which determination will be final), except that if a Unit of Exchange Property includes common stock or American Depositary Receipts, or “ADRs,” that are traded on a U.S. national securities exchange, the value of such common stock or ADRs will be the average over the 20 consecutive Trading Day period used for calculating the Applicable Market Value of the volume-weighted Average Prices for such common stock or ADRs, as displayed on the applicable Bloomberg screen (as determined in good faith by our board of directors or an authorized committee thereof (which determination will be final)); or, if such price is not available, the average market value per share of such common stock or ADRs over such period as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose. The provisions of this paragraph will apply to successive Reorganization Events, and the provisions summarized under “—Anti-dilution Adjustments” will apply to any shares of capital stock or ADRs of us or any successor received by the holders of shares of our common stock in any such Reorganization Event.

We (or any successor to us) will, as soon as reasonably practicable (but in any event within 20 calendar days) after the occurrence of any Reorganization Event provide written notice to the holders of the Mandatory Convertible Preferred Stock of such occurrence and of the kind and amount of cash, securities or other property that constitute the Exchange Property. Failure to deliver such notice will not affect the operation of the provisions described in this section.

It is possible that certain consolidations, mergers, combinations or other transactions could result in tax gains or losses to the holders either as a result of the transaction or the conversion thereafter. Holders are encouraged to consult with their own tax advisors regarding the tax consequences of the ownership, disposition and conversion of the Mandatory Convertible Preferred Stock.

Notices

We will send all notices or communications to holders of the Mandatory Convertible Preferred Stock pursuant to the Certificate of Designations in writing by first class mail, postage prepaid, to the holders’ respective addresses shown on the register for the Mandatory Convertible Preferred Stock. However, in the case of Mandatory Convertible Preferred Stock in the form of global securities, we are permitted to send notices or communications to holders pursuant to DTC’s procedures, and notices and communications that we send in this manner will be deemed to have been properly sent to such holders in writing.

Reservation of Shares

We will at all times reserve and keep available out of the authorized and unissued shares of common stock, solely for issuance upon conversion of the Mandatory Convertible Preferred Stock, the maximum number of shares of our common stock as shall be issuable from time to time upon the conversion of all the shares of the Mandatory Convertible Preferred Stock then outstanding.

Transfer Agent, Registrar and Conversion and Dividend Disbursing Agent

American Stock Transfer & Trust Company, LLC is the transfer agent, registrar and conversion and dividend disbursing agent for the Mandatory Convertible Preferred Stock.

Book-Entry, Delivery and Form

The Mandatory Convertible Preferred Stock will be issued in global form. DTC or its nominee will be the sole registered holder of the Mandatory Convertible Preferred Stock. Ownership of beneficial interests in the Mandatory Convertible Preferred Stock in global form will be limited to persons who have accounts with DTC (“Participants”) or persons who hold interests through such Participants. Ownership of beneficial interests in the Mandatory Convertible Preferred Stock in global form will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons other than Participants).

So long as DTC, or its nominee, is the registered owner or holder of a global certificate representing the shares of the Mandatory Convertible Preferred Stock, DTC or such nominee, as the case may be, will be considered the sole holder of the shares of the Mandatory Convertible Preferred Stock represented by such global certificate for all purposes under the Certificate of Designations establishing the terms of the Mandatory Convertible Preferred Stock. No beneficial owner of an interest in the shares of the Mandatory Convertible Preferred Stock in global form will be able to transfer that interest except in accordance with the applicable procedures of DTC in addition to those provided for under the Certificate of Designations establishing the terms of the Mandatory Convertible Preferred Stock.

Payments of dividends on the global certificate representing the shares of the Mandatory Convertible Preferred Stock will be made to DTC or its nominee, as the case may be, as the registered holder thereof. None of us, the transfer agent, registrar, conversion or dividend disbursing agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate representing the shares of the Mandatory Convertible Preferred Stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of dividends in respect of a global certificate representing the shares of the Mandatory Convertible Preferred Stock, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the aggregate Liquidation Preference of such global certificate representing the shares of the Mandatory Convertible Preferred Stock as shown on the records of DTC or its nominee, as the case may be. We also expect that payments by Participants to owners of beneficial interests in such global certificate representing the shares of the Mandatory Convertible Preferred Stock held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

Transfers between Participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include:

•	securities brokers and dealers;

•	banks and trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (indirect Participants).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global security among its Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the transfer agent, registrar, conversion or dividend disbursing agent will have any responsibility for the performance by DTC or its Participants or indirect Participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the shares of the Mandatory Convertible Preferred Stock in global form or DTC ceases to be registered as a clearing agency under the Exchange Act, and in either case a successor depositary is not appointed by us within 90 days, we will issue certificated shares in exchange for the global securities.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax consequences of the purchase, ownership, disposition and conversion of shares of the Mandatory Convertible Preferred Stock and the ownership and disposition of shares of our common stock received upon conversion of the Mandatory Convertible Preferred Stock. Except where noted, this summary relates only to shares of Mandatory Convertible Preferred Stock purchased in this offering (and common stock received upon conversion of the Mandatory Convertible Preferred Stock) that are held as capital assets.

This summary is based upon provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, applicable United States Treasury regulations, rulings and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to holders in light of their particular circumstances (including the Medicare contribution tax on net investment income). In addition, this summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, a regulated investment company, a real estate investment trust, a trader in securities that has elected the mark-to-market method of accounting for your securities, a U.S. person whose “functional currency” is not the U.S. dollar, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities, a “controlled foreign corporation,” a “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of the Mandatory Convertible Preferred Stock or our common stock as compensation or otherwise in connection with the performance of services, a person who has acquired shares of the Mandatory Convertible Preferred Stock or our common stock as part of a straddle, hedge, conversion transaction or other integrated investment), a person required to accelerate the recognition of any item of gross income with respect to shares of the Mandatory Convertible Preferred Stock or our common stock as a result of such income being recognized on an applicable financial statement or non-U.S. holders that own, or are deemed to own, more than 5% of our common stock, more than 5% of the Mandatory Convertible Preferred Stock or Mandatory Convertible Preferred Stock having a fair market value greater than the fair market value of 5% of our common stock. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of the Mandatory Convertible Preferred Stock or our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of the Mandatory Convertible Preferred Stock, you should consult your tax advisors.

If you are considering the purchase of shares of the Mandatory Convertible Preferred Stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership, conversion and disposition of the shares of Mandatory Convertible Preferred Stock and common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

U.S. Holders

The discussion in this section is addressed to a holder of the Mandatory Convertible Preferred Stock and common stock received in respect thereof that is a U.S. holder for United States federal income tax purposes. A “U.S. holder” means a beneficial owner of shares of the Mandatory Convertible Preferred Stock or our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Dividends

Distributions with respect to the Mandatory Convertible Preferred Stock or our common stock will be taxable as dividends for U.S. federal income tax purposes when paid to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of distributions with respect to the Mandatory Convertible Preferred Stock or common stock exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such Mandatory Convertible Preferred Stock or common stock, as the case may be, and thereafter as capital gain from the sale of such Mandatory Convertible Preferred Stock or common stock, as applicable.

Distributions on the Mandatory Convertible Preferred Stock and common stock constituting dividends for United States federal income tax purposes that are paid to holders that are U.S. corporations will qualify for the dividends received deduction if certain holding period and other applicable requirements are met. However, any distribution (or the portion of any distribution) that exceeds our current and accumulated earnings and profits will not be eligible for the dividends received deduction. Dividends paid to a non-corporate U.S. holder will qualify for taxation at special rates if certain holding period and other applicable requirements are met.

If we make a distribution on our Mandatory Convertible Preferred Stock in the form of our common stock, although there is some uncertainty, we believe that such distribution will be taxable for U.S. federal income tax purposes in the same manner as distributions described above. The amount of such distribution and a U.S. holder’s tax basis in such common stock will equal the fair market value of such common stock on the distribution date, and a U.S. holder’s holding period for such common stock will begin on the day following the distribution date. Because such distribution would not give rise to any cash from which any applicable withholding tax could be satisfied, if we (or an applicable withholding agent) pay backup withholding on behalf of a U.S. holder (because such U.S. holder failed to establish an exemption from backup withholding), we may, at our option, or an applicable withholding agent may, withhold such taxes from shares of common stock or current or subsequent payments of cash to such U.S. holder.

Sale or Other Disposition

A U.S. holder will generally recognize capital gain or loss on a sale or exchange (other than pursuant to a conversion into common stock) of the Mandatory Convertible Preferred Stock or common stock equal to the difference between the amount realized upon the sale or exchange (not including any proceeds attributable to declared and unpaid dividends, which will be taxable as described in “—Dividends” above to U.S. holders of record who have not previously included such dividends in income) and the holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the shares sold or exchanged is more than one year. The deductibility of capital losses is subject to limitations.

In the case of a redemption of the Mandatory Convertible Preferred Stock for cash, a redeemed U.S. holder will generally recognize capital gain or loss if the redemption meets at least one of the following requirements:

(i) the redemption is “not essentially equivalent to a dividend” as determined for U.S. federal income tax purposes, (ii) the redemption results in a “complete termination” of the holder’s interest in our stock (preferred and common), or (iii) the redemption is “substantially disproportionate” with respect to the holder of Mandatory Convertible Preferred Stock as determined for U.S. federal income tax purposes. If the redemption satisfies any of these requirements, the redemption will be treated as a sale or exchange of the Mandatory Convertible Preferred Stock and such holder will recognize capital gain or loss (as described in the preceding paragraph). If the redemption does not satisfy any of these requirements, the holder will be treated as having received a distribution on such stock (in an amount that generally will be equal to the amount of cash received in the redemption) with the general consequences described in “—Dividends” above. In such case, the holder’s tax basis in the Mandatory Convertible Preferred Stock that is redeemed would be allocated to the holder’s remaining stock, if any, or possibly to stock owned by him constructively if the holder of Mandatory Convertible Preferred Stock does not continue to own, directly, any of our stock.

Conversion of Mandatory Convertible Preferred Stock into Common Stock

As a general rule, a U.S. holder will not recognize any gain or loss in respect of the receipt of common stock upon the conversion of the Mandatory Convertible Preferred Stock, except to the extent of dividends in arrears and cash received in lieu of a fractional share, as described below. Except to the extent of common stock treated as received in respect of any dividends in arrears as described below, the adjusted tax basis of common stock received on conversion will equal the adjusted tax basis of the Mandatory Convertible Preferred Stock converted (reduced by the portion of adjusted tax basis allocated to any fractional shares of common stock exchanged for cash, as described below), and the holding period of such common stock received on conversion will generally include the period during which the Mandatory Convertible Preferred Stock was held prior to conversion.

Cash received in lieu of a fractional share of common stock will generally be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share. Any cash received attributable to any declared but unpaid dividends on the Mandatory Convertible Preferred Stock will be treated as described above under “—Dividends.” Furthermore, although it is not free from doubt, we intend to treat common stock received in respect of declared but unpaid dividends on the Mandatory Convertible Preferred Stock as described above under “—Dividends.” The adjusted tax basis of any common stock received upon conversion that is attributable to accrued and unpaid dividends will equal its fair market value at the time it is distributed and its holding period will begin on the day following the distribution.

You should consult your own tax advisor to determine the specific tax treatment of the receipt of shares in respect of accrued but unpaid dividends or cash in lieu of a fractional share in your particular circumstances.

Adjustment of Conversion Price

The conversion price of the Mandatory Convertible Preferred Stock is subject to adjustment under certain circumstances. Treasury regulations promulgated under Section 305 of the Code would treat a U.S. holder of the Mandatory Convertible Preferred Stock as having received a constructive distribution includable in such U.S. holder’s income in the manner described under “—Dividends,” above, if and to the extent that certain adjustments in the conversion price increase the proportionate interest of the U.S. holder in our earnings and profits. For example, a decrease in the conversion price to reflect a taxable dividend to holders of common stock will generally give rise to a deemed taxable dividend to the holders of Mandatory Convertible Preferred Stock to the extent of an allocable portion of our current or accumulated earnings and profits. In addition, an adjustment to the conversion price of the Mandatory Convertible Preferred Stock or a failure to make such an adjustment could potentially give rise to constructive distributions to U.S. holders of our common stock. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of the Mandatory Convertible Preferred Stock, however, generally will not be considered to result in a constructive dividend distribution.

Information Reporting and Backup Withholding on U.S. Holders

In general, information reporting will apply with respect to the payment of dividends on the Mandatory Convertible Preferred Stock or common stock and the payment of proceeds on the sale of the Mandatory Convertible Preferred Stock or our common stock, unless a U.S. holder is an exempt recipient such as a corporation. Backup withholding may apply unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder’s United States federal income tax, which may entitle the holder to a refund, provided that the holder timely provides the required information to the IRS.

Non-U.S. Holders

The discussion in this section is addressed to holders of the Mandatory Convertible Preferred Stock and our common stock received in respect thereof that are non-U.S. holders. A “non-U.S. holder” means a beneficial owner of Mandatory Convertible Preferred Stock received in respect thereof (other than a partnership or entity treated as a partnership for United States federal income tax purposes) that is not a U.S. holder.

Dividends

Dividends (including any constructive distributions taxable as dividends as described below in “—Adjustment of Conversion Price” and any cash paid upon a conversion or redemption that is treated as a dividend) paid to a non-U.S. holder with respect to the Mandatory Convertible Preferred Stock or our common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to such dividends that are effectively connected with its United States trade or business (and, if an income tax treaty applies, are attributable to its United States permanent establishment).

A non-U.S. holder of shares of the Mandatory Convertible Preferred Stock or our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service, or IRS, Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of the Mandatory Convertible Preferred Stock or our common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of shares of the Mandatory Convertible Preferred Stock or our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may generally obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Because constructive dividends or distributions made in common stock will not give rise to any cash from which any applicable United States federal withholding tax can be satisfied, we intend to set off any withholding tax that we are required to collect with respect to any such dividend against cash payments, common stock, or other distributions otherwise deliverable to you. As a result, if we make an adjustment to the conversion rate and the adjustment gives rise to a constructive dividend, non-U.S. holders should expect additional U.S. withholding on subsequent distributions.

Sale or Other Disposition

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to United States federal income or withholding tax on income or gain recognized on the sale, exchange or redemption (including the deemed exchange that gives rise to a payment of cash in lieu of a fractional share) of the Mandatory Convertible Preferred Stock or our common stock (not including any amounts attributable to declared and unpaid dividends or a redemption that does not satisfy the requirements to be treated as a sale or exchange (as described above under “Consequences to U.S. Holders of Mandatory Convertible Preferred Stock or common Stock—Sale or Other Disposition”), which will be taxable to a non-U.S. holder as described above under “—Dividends”) unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes and certain other conditions are met.

In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its United States permanent establishment). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States under the Code.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. Holder of the Mandatory Convertible Preferred Stock or our common stock will not be subject to U.S. federal income tax if our Mandatory Convertible Preferred Stock or common stock, as applicable, is “regularly traded” on an “established securities market” (as such terms are defined by applicable Treasury Regulations), and such non-U.S. Holder owned, actually and constructively, 5% or less of our Convertible Preferred Stock or our common stock, as applicable, throughout the shorter of the 5-year period ending on the date of the sale or other taxable disposition or the non-U.S. Holder’s holding period. If we are determined to be a USRPHC and the foregoing exception (or another exception) does not apply, the non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons. No assurance can be provided that our Mandatory Convertible Preferred Stock or our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Conversion of Mandatory Convertible Preferred Stock into Common Stock

Non-U.S. Holders generally will not recognize any gain or loss by reason of receiving common stock in exchange for Mandatory Convertible Preferred Stock upon conversion of the Mandatory Convertible Preferred Stock, except gain or loss will be recognized with respect to any cash received in lieu of a fractional share. Any cash received attributable to declared but unpaid dividends on the Mandatory Convertible Preferred Stock will be treated as described above under “—Dividends.” Furthermore, although it is not free from doubt, we intend to treat common stock received in respect of declared but unpaid dividends on the Mandatory Convertible Preferred Stock as a taxable distribution, and we intend to withhold tax from such distributions to non-U.S. holders as described above under “—Dividends.” Non-U.S. Holders should consult their own tax advisors to determine the specific tax treatment of the receipt of shares in respect of accrued but unpaid dividends or cash in lieu of a fractional share in their particular circumstances.

Adjustment of Conversion Price

As described above under “U.S. Holders—Adjustment of Conversion Price,” adjustments in the conversion price (or failures to adjust the conversion price) that result in an increase in the proportionate interest of a non-U.S. holder in our earnings and profits could result in deemed distributions to the non-U.S. holder that are taxed as described under “—Dividends.” It is possible that any withholding tax on such a deemed distribution could be withheld from cash dividends, shares of our common stock or sale proceeds subsequently paid or credited to such non-U.S. holder.

Information Reporting and Backup Withholding on Non-U.S. Holders

Dividends paid to a non-U.S. holder (including constructive dividends) and the amount of any tax withheld with respect to such dividends generally will be reported to the IRS, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional FATCA Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on the Mandatory Convertible Preferred Stock or our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of the Mandatory Convertible Preferred Stock or our common stock.

In addition, withholding under FATCA may apply to gross proceeds from the sale or other disposition of our common stock or our Mandatory Convertible Preferred Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined as described in the preceding paragraph), unless those entities comply with certain requirements. However, pursuant to recently proposed regulations, the Treasury Department has indicated its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale or other disposition of certain financial instruments (which would include our Mandatory Convertible Preferred Stock or our comment stock). The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock or our Mandatory Convertible Preferred Stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , among us and Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and Barclays Capital Inc., as representatives for the underwriters named in the table below, we have agreed to sell, and each underwriter has severally agreed to purchase, the following respective numbers of shares of Mandatory Convertible Preferred Stock:

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Barclays Capital Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
UBS Securities LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Keefe, Bruyette & Woods, Inc.
Drexel Hamilton, LLC
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Tigress Financial Partners, LLC

Total	2,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option to purchase additional shares described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated. Certain of the underwriters may offer and sell shares through one or more of their respective affiliates or selling agents.

The underwriters have an option to buy up to an additional 300,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 300,000 additional shares.

Paid by us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price shown on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of the Mandatory Convertible Preferred Stock or our common stock or securities convertible into or exchangeable for shares of Mandatory Convertible Preferred Stock or our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering and the Concurrent Offering, there has been no public market for the shares of Mandatory Convertible Preferred Stock or our common stock, respectively. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list the Mandatory Convertible Preferred Stock and common stock on the NYSE under the symbols “HOMS PRA” and “HOMS,” respectively.

In connection with the offering, the underwriters may purchase and sell shares of Mandatory Convertible Preferred Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option to purchase additional shares described above may be exercised. The underwriters may cover any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option to purchase additional shares described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option to purchase additional shares described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Mandatory Convertible Preferred Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Mandatory Convertible Preferred Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Mandatory Convertible Preferred Stock. As a result, the price of the Mandatory Convertible Preferred Stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the Concurrent Offering and this offering, excluding the underwriting discounts, will be approximately $6.0 million. We have agreed to reimburse the underwriters for certain of their expenses, including fees of counsel in connection with filing with the Financial Industry Regulatory Authority, in an amount not to exceed $35,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they have received or will receive customary fees and expenses. In addition, certain of the underwriters and their respective affiliates currently provide us, and may provide us in the future, with borrowing capacity under certain loan funding warehouse facilities, treasury services, and maintenance of certain escrow deposits; certain of the underwriters and their respective affiliates are also our to-be-announced trading partners. We pay customary fees for these services.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each Underwriter has:

(a)    only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of FSMA does not apply to us; and

(b)    complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

This prospectus has not been reviewed or approved by any regulatory authorities in Hong Kong, including the Securities and Future Commissions and the Companies Registry of Hong Kong and neither had it been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed (in whole or in part) in Hong Kong or be used for any purpose in Hong Kong, and the shares may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares will be required, and is deemed by the acquisition of the shares, to confirm that he is aware of the restriction on offers of the shares described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares in circumstances that contravene any such restrictions. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

2,000,000 Shares

Caliber Home Loans, Inc.

                    % Series A Mandatory Convertible Preferred Stock

Credit Suisse

Goldman Sachs & Co. LLC

Barclays

BofA Securities

Citigroup

UBS Investment Bank

Wells Fargo Securities

Deutsche Bank Securities

Keefe, Bruyette & Woods

Drexel Hamilton

Loop Capital Markets

R. Seelaus & Co., LLC

Tigress Financial Partners LLC

Prospectus

Through and including                , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

, 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discount and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee, the FINRA fee and the stock exchange listing fee are estimated.

SEC Registration Fee	$58,719
FINRA Filing Fee	81,230
Stock Exchange Listing Fee	25,000
Printing Costs	600,460
Legal Fees and Expenses	2,000,000
Accounting Fees and Expenses	1,181,000
Transfer Agent Fees and Expenses	10,000
Miscellaneous Expenses	2,043,591

Total	$6,000,000

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporate Law, or the DGCL, no director shall be personally liable to our company or its stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated bylaws provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.

We will enter into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sale of Unregistered Securities.

We have not sold any securities, registered or otherwise, within the past three years.

Item 16. Exhibits and Financial Data Schedules.

(a) Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Form of Common Stock Underwriting Agreement.

1.2	Form of Mandatory Convertible Preferred Stock Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation.

3.2	Amended and Restated Bylaws.

3.3	Form of Certificate of Designations of the Mandatory Convertible Preferred Stock.

Exhibit No.	Description of Exhibit

4.1	Certain instruments defining the rights of holders of long-term debt securities of the registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.

4.2	Form of Registration Rights Agreement between Caliber Home Loans, Inc. and LSF Pickens Holdings, LLC.

5.1	Opinion of Gibson, Dunn & Crutcher LLP.

10.1	Form of Indemnification Agreement

10.2*#	Form of Caliber Home Loans, Inc. 2020 Stock Incentive Plan.

10.3*#	LSF6 Mid-Servicer Holdings, LLC 2016 Long-Term Incentive Plan (with form of award agreement).

10.4*#	Board Member Agreement between Caliber Home Loans, Inc. and Thomas (Jeb) Hensarling dated July 16, 2019.

10.5*#	Letter Agreement between Caliber Home Loans, Inc. and John Herbert dated July 15, 2015.

10.6*#	Letter Agreement between Caliber Home Loans, Inc. and George Jones dated October 8, 2015.

10.7*#	Employment Agreement between Caliber Home Loans, Inc. and Sanjiv Das dated February 8, 2016.

10.8*#	Letter Agreement between LSF6 Mid-Servicer Holdings, LLC and Sanjiv Das dated February 8, 2016.

10.9*#	Letter Agreement between Caliber Home Loans, Inc., LSF6 Mid-Servicer Holdings, LLC and Sanjiv Das dated March 13, 2018.

10.10*#	Offer Letter between Caliber Home Loans, Inc. and William Dellal dated March 12, 2016.

10.11*#	Offer Letter between Caliber Home Loans, Inc. and Vasif Imtiazi dated May 25, 2016.

10.12*#	Executive Employment Agreement between Caliber Home Loans, Inc. and Bernard R. Smith dated September 23, 2013.

10.13*#	Offer Letter between Caliber Home Loans, Inc. and Ann Thorn dated January 8, 2019.

10.14*	Form of Securitization Servicing Agreement among Caliber Home Loans, Inc., as servicer, Volt [ ], LLC, as issuer, LSF[ ] Master Participation Trust, as participation agent, Wells Fargo Bank, N.A., as paying agent, and U.S. Bank National Association, as indenture trustee.

10.15*	Form of Seller’s Purchase and Warranties Agreement between Caliber Home Loans, Inc. and [Lone Star affiliate].

10.16*+	Form of Servicing and Oversight Agreement among Hudson Americas L.P., Hudson Homes Management LLC, Caliber Home Loans, Inc. and LSF[ ] Mortgage Holdings, LLC.

10.17*	First Amended and Restated Asset Advisory Agreement, effective as of September 9, 2020, between Hudson Americas L.P. and LSF6 Mid-Servicer Holdings, LLC.

10.18*+	Amended and Restated Master Repurchase Agreement, dated November 25, 2016, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.19*+	Amendment No. 1 to Amended and Restated Master Repurchase Agreement, dated May 7, 2014, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.20*+	Amendment No. 2 to Amended and Restated Master Repurchase Agreement, dated December 13, 2017, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.21*+	Amendment No. 3 to Amended and Restated Master Repurchase Agreement, dated January 12, 2018, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.22*+	Amendment No. 4 to Amended and Restated Master Repurchase Agreement, dated February 2, 2018, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

Exhibit No.	Description of Exhibit

10.23*+	Amendment No. 5 to Amended and Restated Master Repurchase Agreement, dated February 28, 2018, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.24*+	Amendment No. 6 to Amended and Restated Master Repurchase Agreement, dated June 22, 2018, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.25*+	Amendment No. 7 to Amended and Restated Master Repurchase Agreement, dated September 18, 2018, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.26*+	Amendment No. 8 to Amended and Restated Master Repurchase Agreement, dated February 27, 2019, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.27*+	Amendment No. 9 to Amended and Restated Master Repurchase Agreement, dated February 26, 2020, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.28*+	Amendment No. 10 to Amended and Restated Master Repurchase Agreement, dated July 23, 2020, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.29*+	Amendment No. 11 to Amended and Restated Master Repurchase Agreement, dated September 14, 2020, between UBS, AG, as buyer, and Caliber Home Loans, Inc., as seller.

10.30*+	Master Repurchase Agreement, dated April 2, 2018, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, Cayman Islands Branch, as buyer, and Caliber Home Loans, Inc., as seller.

10.31*	Amendment No. 1 to Master Repurchase Agreement, dated May 7, 2018, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, Cayman Islands Branch, as buyer, and Caliber Home Loans, Inc., as seller.

10.32*+	Amendment No. 2 to Master Repurchase Agreement, dated November 21, 2019, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, Cayman Islands Branch, as buyer, and Caliber Home Loans, Inc., as seller.

10.33*+	Second Amended and Restated Master Repurchase Agreement, dated August 26, 2016, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.34*	Amendment No. 1 to Second Amended and Restated Master Repurchase Agreement, dated August 25, 2017, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.35*+	Amendment No. 2 to Second Amended and Restated Master Repurchase Agreement, dated January 12, 2018, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.36*+	Amendment No. 3 to Second Amended and Restated Master Repurchase Agreement, dated March 9, 2018, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.37*+	Amendment No. 4 to Second Amended and Restated Master Repurchase Agreement, dated April 2, 2018, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

Exhibit No.	Description of Exhibit

10.38*+	Amendment No. 5 to Second Amended and Restated Master Repurchase Agreement, dated June 4, 2018, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.39*+	Amendment No. 6 to Second Amended and Restated Master Repurchase Agreement, dated October 23, 2018, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.40*	Amendment No. 7 to Second Amended and Restated Master Repurchase Agreement, dated May 9, 2019, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.41*+	Amendment No. 8 to Second Amended and Restated Master Repurchase Agreement, dated June 26, 2019, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.42*	Amendment No. 9 to Second Amended and Restated Master Repurchase Agreement, dated October 4, 2019, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.43*+	Amendment No. 10 to Second Amended and Restated Master Repurchase Agreement, dated November 21, 2019, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.44*	Amendment No. 11 to Second Amended and Restated Master Repurchase Agreement, dated June 22, 2020, among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Island Branch, Alpine Securitization LTD, as buyers, and Caliber Home Loans, Inc., as seller.

10.45*+	Second Amended and Restated Master Repurchase Agreement, dated July 5, 2019, between Citibank, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.46*+	Amendment No. 1 to Second Amended and Restated Master Repurchase Agreement, dated July 19, 2019, between Citibank, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.47*+	Amendment No. 2 to Second Amended and Restated Master Repurchase Agreement, dated September 18, 2019, between Citibank, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.48*+	Amendment No. 3 to Second Amended and Restated Master Repurchase Agreement, dated November 22, 2019, between Citibank, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.49*+	Amendment No. 4 to Second Amended and Restated Master Repurchase Agreement, dated February 26, 2020, between Citibank, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.50*+	Amendment No. 5 to Second Amended and Restated Master Repurchase Agreement, dated April 6, 2020, between Citibank, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.51*+	Amendment No. 6 to Second Amended and Restated Master Repurchase Agreement, dated May 4, 2020, between Citibank, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

Exhibit No.	Description of Exhibit

10.52*+	Amendment No. 7 to Second Amended and Restated Master Repurchase Agreement, dated June 30, 2020, between Citibank, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.53*+	Master Repurchase Agreement, dated as of May 31, 2013, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.54*	Amendment No. 1 to Master Repurchase Agreement, dated as of February 8, 2017, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.55*+	Amendment No. 2 to Master Repurchase Agreement, dated as of June 16, 2017, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.56*+	Amendment No. 3 to Master Repurchase Agreement, dated as of January 11, 2018, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.57*	Amendment No. 4 to Master Repurchase Agreement, dated as of April 30, 2018, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.58*+	Amendment No. 5 to Master Repurchase Agreement, dated as of July 13, 2018, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.59*+	Amendment No. 6 to Master Repurchase Agreement, dated as of February 28, 2019, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.60*	Amendment No. 7 to Master Repurchase Agreement, dated as of July 1, 2019, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.61*+	Amendment No. 8 to Master Repurchase Agreement, dated as of September 10, 2019, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.62*	Amendment No. 9 to Master Repurchase Agreement, dated as of November 22, 2019, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.63*+	Amendment No. 10 to Master Repurchase Agreement, dated as of June 30, 2020, as amended and restated to and including June 17, 2016, among Caliber Home Loans, Inc., as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Capital Holdings LLC, as agent.

10.64*+	Master Repurchase Agreement, dated September 18, 2013, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.65*	Amendment No. 1 to Master Repurchase Agreement, dated November 19, 2013, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.66*+	Amendment No. 2 to Master Repurchase Agreement, dated July 22, 2014, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.67*+	Amendment No. 3 to Master Repurchase Agreement, dated November 14, 2014, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

Exhibit No.	Description of Exhibit

10.68*	Amendment No. 4 to Master Repurchase Agreement, dated June 19, 2015, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.69*+	Amendment No. 5 to Master Repurchase Agreement, dated November 13, 2015, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.70*+	Amendment No. 6 to Master Repurchase Agreement, dated November 11, 2016, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.71*+	Amendment No. 7 to Master Repurchase Agreement, dated November 9, 2017, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.72*+	Amendment No. 8 to Master Repurchase Agreement, dated December 10, 2018, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.73*+	Amendment No. 9 to Master Repurchase Agreement, dated December 9, 2019, between Bank of America, N.A., as buyer, and Caliber Home Loans, Inc., as seller.

10.74*+	Mortgage Warehouse Agreement, dated August 22, 2019, between Caliber Home Loans, Inc. and Texas Capital Bank, National Association.

10.75*#	Award Agreement between LSF6 Mid-Servicer Holdings, LLC and Ann Thorn dated April 1, 2019 under the LSF6 Mid-Servicer Holdings, LLC 2016 Long-Term Incentive Plan.

10.76*+	Master Repurchase Agreement, dated May 11, 2015, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.77*+	Amendment No. 1 to Master Purchase Agreement, dated December 11, 2015, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.78*+	Amendment No. 2 to Master Purchase Agreement, dated May 10, 2016, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.79*+	Amendment No. 3 to Master Purchase Agreement, dated May 13, 2016, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.80*	Amendment No. 4 to Master Purchase Agreement, dated January 23, 2017, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.81*+	Amendment No. 5 to Master Purchase Agreement, dated May 12, 2017, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.82*+	Amendment No. 6 to Master Purchase Agreement, dated January 18, 2018, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.83*	Amendment No. 7 to Master Purchase Agreement, dated March 9, 2018, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.84*+	Amendment No. 8 to Master Purchase Agreement, dated May 11, 2018, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

Exhibit No.	Description of Exhibit

10.85*+	Amendment No. 9 to Master Purchase Agreement, dated June 11, 2018, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.86*+	Amendment No. 10 to Master Purchase Agreement, dated July 10, 2018, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.87*	Amendment No. 11 to Master Purchase Agreement, dated August 10, 2018, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.88*+	Amendment No. 12 to Master Purchase Agreement, dated December 7, 2018, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.89*+	Amendment No. 13 to Master Purchase Agreement, dated May 10, 2019, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.90*+	Amendment No. 14 to Master Purchase Agreement, dated May 8, 2020, among Barclays Bank PLC, as a purchaser and agent, Sutton Funding LLC, as a purchaser, and Caliber Home Loans, Inc., as seller.

10.91*+	Master Repurchase Agreement and Securities Contract, dated as of April 28, 2017, among Wells Fargo Bank, N.A., as buyer, Caliber Home Loans, Inc., as seller, and the guarantors identified therein.

10.92*+	Amendment One to Master Repurchase Agreement and Securities Contract, dated July 23, 2018, among Wells Fargo Bank, N.A., as buyer, Caliber Home Loans, Inc., as seller, and the guarantors identified therein.

10.93*+	Amendment Two to Master Repurchase Agreement and Securities Contract, dated May 22, 2019, among Wells Fargo Bank, N.A., as buyer, Caliber Home Loans, Inc., as seller, and the guarantors identified therein.

10.94*+	Amendment Three to Master Repurchase Agreement and Securities Contract, dated July 23, 2019, among Wells Fargo Bank, N.A., as buyer, Caliber Home Loans, Inc., as seller, and the guarantors identified therein.

10.95*	Amendment Four to Master Repurchase Agreement and Securities Contract, dated July 24, 2020, among Wells Fargo Bank, N.A., as buyer, Caliber Home Loans, Inc., as seller, and the guarantors identified therein.

10.96*+	Master Repurchase Agreement, dated August 27, 2019, between Caliber Home Loans, Inc., as seller, and Deutsche Bank AG New York Branch, as buyer.

10.97*+	Amendment No. 1 to Master Repurchase Agreement, dated October 23, 2019, between Caliber Home Loans, Inc., as seller, and Deutsche Bank AG New York Branch, as buyer.

10.98*	Amendment No. 2 to Master Repurchase Agreement, dated September 10, 2020, between Caliber Home Loans, Inc., as seller, and Deutsche Bank AG New York Branch, as buyer.

10.99*+	Master Repurchase Agreement, dated September 27, 2019, between TIAA, FSB, formerly known as EverBank, as buyer, and Caliber Home Loans, Inc., as seller.

10.100*+	Loan and Security Agreement, dated September 27, 2019, between TIAA, FSB, formerly known as EverBank, as bank, and Caliber Home Loans, Inc., as borrower.

Exhibit No.	Description of Exhibit

10.101*+	Amendment No. 1 to Loan and Security Agreement, dated March 25, 2020, between TIAA, FSB, formerly known as EverBank, as bank, and Caliber Home Loans, Inc., as borrower.

10.102*	Amendment No. 2 to Loan and Security Agreement, dated September 25, 2020, between TIAA, FSB, formerly known as EverBank, as bank, and Caliber Home Loans, Inc., as borrower.

10.103*+	Loan and Security Agreement, dated April 2, 2018, between Caliber Home Loans, Inc. and Federal Home Loan Mortgage Corporation, also known as Freddie Mac.

10.104*+	Amendment No. 1 to Loan and Security Agreement, dated March 13, 2019, between Caliber Home Loans, Inc. and Federal Home Loan Mortgage Corporation, also known as Freddie Mac.

10.105*+	Amendment No. 2 to Loan and Security Agreement, dated July 10, 2019, between Caliber Home Loans, Inc. and Federal Home Loan Mortgage Corporation, also known as Freddie Mac.

10.106*+	Second Amended and Restated Credit Agreement, dated July 10, 2019, among Caliber Home Loans, Inc., as borrower, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

10.107*+	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated January 28, 2020, among Caliber Home Loans, Inc., as borrower, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

10.108*	Amended and Restated Intercreditor Agreement, dated July 10, 2019, among Federal Home Loan Mortgage Corporation, also known as Freddie Mac, Goldman Sachs Bank USA, and Caliber Home Loans, Inc.

10.109*+	Master Repurchase Agreement, dated April 2, 2018, between CHL GMSR Issuer Trust, as buyer, and Caliber Home Loans, Inc., as seller.

10.110*+	Base Indenture, dated April 2, 2018, among CHL GMSR Issuer Trust, as issuer, Citibank, N.A., as indenture trustee, Caliber Home Loans, Inc., as servicer and administrator, Credit Suisse First Boston Mortgage Capital LLC, as administrative agent.

10.111*+	Amendment No. 1 to Base Indenture, dated May 7, 2018, among CHL GMSR Issuer Trust, as issuer, Citibank, N.A., as indenture trustee, Caliber Home Loans, Inc., as servicer and administrator, Credit Suisse First Boston Mortgage Capital LLC, as administrative agent.

10.112*+	Amendment No. 2 to Base Indenture, dated November 21, 2019, among CHL GMSR Issuer Trust, as issuer, Citibank, N.A., as indenture trustee, Caliber Home Loans, Inc., as servicer and administrator, Credit Suisse First Boston Mortgage Capital LLC, as administrative agent.

10.113*	Amendment No. 3 to Base Indenture, dated July 13, 2020, among CHL GMSR Issuer Trust, as issuer, Citibank, N.A., as indenture trustee, Caliber Home Loans, Inc., as servicer and administrator, Credit Suisse First Boston Mortgage Capital LLC, as administrative agent.

10.114#	Form of Restricted Stock Unit Grant Notice and Standard Terms and Conditions under the Caliber Home Loans, Inc. 2020 Stock Incentive Plan (Form for Chief Executive Officer).

10.115#	Form of Restricted Stock Unit Grant Notice and Standard Terms and Conditions under the Caliber Home Loans, Inc. 2020 Stock Incentive Plan (Form for Employees).

10.116#	Form of Restricted Stock Unit Grant Notice and Standard Terms and Conditions under the Caliber Home Loans, Inc. 2020 Stock Incentive Plan (Form for Directors).

10.117#	Form of Nonqualified Stock Options Grant Notice and Standard Terms and Conditions under the Caliber Home Loans, Inc. 2020 Stock Incentive Plan.

Exhibit No.	Description of Exhibit

10.118#	Form of Letter Amendment to Outstanding Pool Units under the LSF6 Mid-Servicer Holdings Long Term Incentive Plan.

10.119#	Letter Agreement between Caliber Home Loans, Inc., LSF Pickens Holdings, LLC and Sanjiv Das dated October 19, 2020.

10.120+	Master Repurchase Agreement, dated October 15, 2020, between Caliber Home Loans, Inc. and Goldman Sachs Bank USA.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Gibson, Dunn & Crutcher LLP (to be included in Exhibit 5.1).

24.1*	Powers of Attorney.

*	Previously filed.
#	Denotes management compensatory plan or arrangement.
+

Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

(b) Financial Statement Schedule

None. Financial statement schedules have been omitted because the information is included in our consolidated financial statements included elsewhere in this Registration Statement.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Coppell, state of Texas, on the 21st day of October, 2020.

Caliber Home Loans, Inc.

By:	/s/ Sanjiv Das
Name:	Sanjiv Das
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities and on the date indicated.

/s/ Sanjiv Das	Chief Executive Officer and Director (Principal Executive Officer)	October 21, 2020
Sanjiv Das

/s/ Vasif Tamjeed Imtiazi Vasif Tamjeed Imtiazi	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	October 21, 2020

/s/ Judith Leto Judith Leto	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	October 21, 2020

*	Chairman	October 21, 2020
Chris Meyer

*	Director	October 21, 2020
Chip Cammerer, Jr.

*	Director	October 21, 2020
Michael Droege

*	Director	October 21, 2020
Jeb Hensarling

*	Director	October 21, 2020
John Herbert

*	Director	October 21, 2020
George Foster Jones, Jr.

*	Director	October 21, 2020
Matthew Walters

*	Director	October 21, 2020
Rafael A. Colorado

*By:	/s/ Sanjiv Das
Sanjiv Das Attorney-in-fact